Form 10-K405, Exhibit 13
period 1994-12-31
ARGONAUT GROUP INC
filed 1995-03-17
CIK 800082

EXHIBIT 13
Argonaut Group, Inc. and Subsidiaries
Selected Financial Data
For the Years Ended December 31,

(in millions)                    1994      1993      1992      1991      1990

STATEMENT OF OPERATIONS DATA:
Premiums:
  Workers compensation       $  240.2  $  280.0  $  289.6  $  312.7  $  361.0
  Other insurance                39.5      35.4      38.8      54.8      97.7
                             --------  --------  --------  --------  --------
                                279.7     315.4     328.4     367.5     458.7
Net investment income           110.7     118.1     123.2     135.1     149.1
Gains on sales of investments     3.8       5.4      18.0      14.7       3.2
                             --------  --------  --------  --------  --------
Total Revenue                $  394.2  $  438.9  $  469.6  $  517.3  $  611.0
                             ========  ========  ========  ========  ========

Underwriting gain (loss) before income taxes:
  Workers compensation       $    3.9  $  (10.7) $  (32.4) $  (41.1) $  (19.2)
  Other continuing lines        (24.4)    (19.8)    (15.2)    (24.3)    (22.8)
  Run off lines                  12.0      24.9      22.0      23.1      11.7
                             --------  --------  --------  --------  --------
                             $   (8.5) $   (5.6) $  (25.6) $  (42.3) $  (30.3)
                             ========  ========  ========  ========  ========

Income Before Income Taxes   $  106.0  $  117.9  $  115.6  $  107.5  $  122.0
Provision for income taxes       29.3      28.8      29.3      23.1      32.3
                             --------  --------  --------  --------  --------
Income Before
  Cumulative Effect
  of Accounting Change           76.7      89.1      86.3      84.4      89.7
Cumulative effect of
  change in accounting
  for income taxes                --        --       61.8      --        --
                             --------  --------  --------  --------  --------
Net Income                   $   76.7  $   89.1  $  148.1  $   84.4  $   89.7
                             ========  ========  ========  ========  ========

Income Per Common Share:
Income Before
  Cumulative Effect
  of Accounting Change       $   3.00  $   3.48  $   3.32  $   3.16  $   3.25
Cumulative effect of
  change in accounting
  for income taxes                --        --       2.38      --        --
                             --------  --------  --------  --------  --------
Net Income Per Common Share  $   3.00  $   3.48  $   5.70  $   3.16  $   3.25
                             ========  ========  ========  ========  ========

BALANCE SHEET DATA:
Portfolio investments        $1,484.8  $1,564.4  $1,566.0  $1,599.0  $1,638.2
                             ========  ========  ========  ========  ========
Total assets                 $2,093.6  $2,182.7  $2,178.1  $2,200.5  $2,228.7
                             ========  ========  ========  ========  ========
Reserves for losses and loss
   adjustment expenses       $1,196.3  $1,284.1  $1,390.9  $1,494.4  $1,561.8
                             ========  ========  ========  ========  ========
Shareholders' equity         $  745.6  $  729.6  $  653.6  $  554.7  $  488.1
                             ========  ========  ========  ========  ========
Cash dividends declared per
   common share              $   1.12  $   0.96  $   0.80  $   0.64  $   0.53
                             ========  ========  ========  ========  ========

The accompanying notes are an integral part of these statements.

                                        13-1

                                                                    EXHIBIT 13
Report of Independent Public Accountants


To the Shareholders of Argonaut Group, Inc.

We have audited the accompanying consolidated balance sheets of Argonaut Group, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Argonaut Group, Inc. and subsidiaries as of December 31, 1994 and 1993, and their results of operations and cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As explained in the accompanying notes to the consolidated financial statements, the Company has adopted new accounting standards promulgated by the Financial Accounting Standards Board, changing its method of accounting, effective January 1, 1994 for certain investments in debt and equity securities, effective January 1, 1993, for reinsurance, and effective January 1, 1992, for income taxes.

ARTHUR ANDERSEN LLP

San Francisco, California
January 5, 1995

                                        13-2

                                                                      EXHIBIT 13
Argonaut Group, Inc. and Subsidiaries
Consolidated Balance Sheets
In millions except per share amounts


                                             December 31,  December 31,
                                                    1994          1993
ASSETS
Investments:
Fixed maturities, available for sale,
   at fair value (cost:  $1,289.5)              $1,270.7      $     -
Fixed maturities, at amortized cost                   -        1,441.3
   (fair value: $1,534.5)
Equity securities, available for sale,
    at fair value
    (cost: 1994 - $101.5; 1993 - $29.0)            183.9         108.7
Short-term investments, available for sale,
   at fair value                                    35.2          14.4
Securities in transit                               (5.0)           -
                                                --------      --------
                                                 1,484.8       1,564.4
Cash and cash equivalents                           29.2          41.4
Accrued investment income                           29.6          33.6
Receivables:
  Reinsurance                                      235.4         224.3
  Agents' balances                                  75.1          92.5
  Accrued retrospective premiums                   110.0          83.2
Cost in excess of net assets purchased              46.6          49.4
Unearned premiums on ceded reinsurance               3.4           3.2
Deferred Federal income taxes receivable            66.0          78.3
Other assets                                        13.5          12.4
                                                --------      --------
                                                $2,093.6      $2,182.7
                                                ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Reserves for losses
  and loss adjustment expenses                  $1,196.3      $1,284.1
Unearned premiums                                   73.5          77.8
Accrued policyholder dividends                       0.3          12.1
Current income taxes payable (receivable)           (2.1)          5.6
Other liabilities                                   80.0          73.5
                                                --------      --------
                                                 1,348.0       1,453.1
                                                --------      --------
Commitments and contingencies

Shareholders' equity:
  Common stock - $.10 par, 35,000,000 shares
    authorized, 24,928,246 and 25,674,010 shares
    issued and outstanding at December 31, 1994
    and December 31, 1993, respectively              2.5           2.6
  Additional paid-in capital                       100.6         103.3
  Retained earnings                                595.5         566.3
  Net unrealized appreciation on securities         47.0          57.4
                                                --------      --------
                                                   745.6         729.6
                                                --------      --------
                                                $2,093.6      $2,182.7
                                                ========      ========

The accompanying notes are an integral part of these financial statements.

                                        13-3

                                                                    EXHIBIT 13
Argonaut Group, Inc. and Subsidiaries
Consolidated Statements of Income
In millions except per share amounts
For the Years Ended December 31,

                                  1994      1993      1992
Premiums and other revenue:
Premiums, net                   $279.7    $315.4    $328.4
Net investment income            110.7     118.1     123.2
Gains on sales of investments      3.8       5.4      18.0
                                ------    ------    ------
Total Revenue                    394.2     438.9     469.6
                                ------    ------    ------
Expenses:
Losses and loss adjustment
  expenses                       207.2     229.2     275.3
Underwriting, acquisition,
  and insurance expenses          72.3      81.7      71.9
Amortization of cost in excess
  of net assets purchased          2.8       2.8       2.8
Policyholder dividends             5.9       7.3       4.0
                                ------    ------    ------
Total Expenses                   288.2     321.0     354.0
                                ------    ------    ------
Income before income taxes       106.0     117.9     115.6
Provision for income taxes        29.3      28.8      29.3
                                ------    ------    ------
Income before cumulative
  effect of accounting
  change                          76.7      89.1      86.3
Cumulative effect of change
  in accounting for income
  taxes                            --        --       61.8
                                ------    ------    ------
Net Income                      $ 76.7    $ 89.1    $148.1
                                ======    ======    ======

Income Per Common Share:
Income before cumulative
   effect of accounting
   change                       $ 3.00    $ 3.48    $ 3.32
Cumulative effect of change
  in accounting for income
  taxes                            --        --       2.38
                                ------    ------    ------
Net Income                      $ 3.00    $ 3.48    $ 5.70
                                ======    ======    ======

Proforma amounts assuming the
  new standard for accounting
  for income taxes is applied
  retroactively:
Net Income                      $ 76.7    $ 89.1    $ 86.3
Net Income Per Common Share     $ 3.00    $ 3.48    $ 3.32


The accompanying notes are an integral parts of these statements.

                                        13-4

                                                                   EXHIBIT 13
Argonaut Group, Inc. and Subsidiaries
Consolidated Statements of Shareholders' Equity
In millions except per share amounts


                            Common  Additional Retained  Net       Shareholders'
                            Stock   Paid-In    Earnings  Unreal.   Equity
                                    Capital              Apprec.
                                                         on Secur.

Balance, December 31, 1991  $2.6    $105.5     $395.2    $51.4    $554.7

Net income                                      148.1              148.1
Change in net unrealized
  appreciation on equity
  securities                                              (4.4)     (4.4)
Retirement of Argonaut Group,
  Inc. common stock                   (3.8)    (20.7)              (24.5)
Cash dividends
  ($0.80 per share)                            (20.8)              (20.8)
Stock options exercised                0.5                           0.5
                            ----    ------    ------     -----    ------
Balance, December 31, 1992   2.6     102.2     501.8      47.0     653.6

Net income                                      89.1                89.1
Change in net unrealized
  appreciation on equity
  securities                                              10.4      10.4
Cash dividends
  ($0.96 per share)                            (24.6)              (24.6)
Stock options exercised                1.1                           1.1
                            ----    ------    ------     -----    ------
Balance, December 31, 1993   2.6     103.3     566.3      57.4     729.6

Cumulative effect of change in
  accounting for fixed maturities                         60.6      60.6
Net income                                      76.7                76.7
Change in net unrealized
  appreciation on securities                             (71.0)    (71.0)
Retirement of Argonaut Group,
  Inc. common stock        (0.1)     (3.0)    (18.8)               (21.9)
Cash dividends
  ($1.12 per share)                           (28.7)               (28.7)
Stock options exercised               0.3                            0.3
                           ----    ------    ------      -----    ------
Balance, December 31, 1994 $2.5    $100.6    $595.5      $47.0    $745.6
                           ====    ======    ======      =====    ======


The accompanying notes are an integral part of these statements.

                                        13-5

                                                                    EXHIBIT 13
Argonaut Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31,

In millions                                         1994      1993      1992

Cash flows from operating activities:
  Net income                                        $ 76.7    $ 89.1    $148.1
  Adjustments to reconcile net income
    to net cash provided by operations:
  Cumulative effect of change in
    accounting for income taxes                        --        --      (61.8)
  Amortization and depreciation                        7.0       8.4      11.3
  Decrease (increase) in accrued investment income     4.0      (1.1)      3.3
  Decrease (increase) in reinsurance receivables     (11.1)      9.9      18.5
  Decrease in agents' balances                        17.4      21.4      24.5
  Increase  in accrued retrospective premiums        (26.8)    (30.7)     (8.1)
  Decrease (increase) in unearned
    premiums on ceded reinsurance                     (0.2)      --        0.1
  Decrease in deferred Federal income taxes           18.0       7.6       5.6
  Decrease in reserves for losses
    and loss adjustment expenses                     (87.8)   (106.8)   (103.5)
  Increase (decrease) in unearned premiums            (4.3)     (0.8)      1.3
  Increase (decrease) in accrued
    policyholder dividends                           (11.8)      0.5      (9.3)
  Increase (decrease) in current
    income taxes payable (receivable)                 (7.7)      0.2      (0.5)
  Other, net                                           4.4      34.6      (9.9)
                                                    ------    ------    ------
                                                     (22.2)     32.3      19.6
                                                    ------    ------    ------
Cash flows from investing activities:
  Sales of fixed maturity investments                102.2      63.7     304.6
  Maturities and mandatory calls of
    fixed maturity investments                       123.8      72.3     130.1
  Purchase of fixed maturity investments             (77.1)   (114.5)   (402.3)
  Purchases of equity securities                     (72.9)       --     (12.0)
  Increase in short-term investments                 (20.8)     (9.5)     (3.7)
  Other, net                                           5.1       0.2       0.4
                                                    ------    ------    ------
                                                      60.3      12.2      17.1
                                                    ------    ------    ------
Cash flows from financing activities:
  Repurchase of common stock                         (21.9)       --     (24.5)
  Payment of cash dividend                           (28.7)    (24.6)    (20.8)
  Exercise of stock options                            0.3       1.1       0.5
                                                    ------    ------    ------
                                                     (50.3)    (23.5)    (44.8)
                                                    ------    ------    ------
  Increase (decrease) in cash and cash equivalents   (12.2)     21.0      (8.1)
  Cash and cash equivalents, beginning of period      41.4      20.4      28.5
                                                    ------    ------    ------
  Cash and cash equivalents, end of period          $ 29.2    $ 41.4    $ 20.4
                                                    ======    ======    ======


The accompanying notes are an integral part of these statements.

                                        13-6

                                                                    EXHIBIT 13
Argonaut Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

BASIS OF PRESENTATION
The consolidated financial statements of Argonaut Group, Inc. and subsidiaries ("the Company") have been prepared on the basis of generally accepted accounting principles, which differ from statutory insurance accounting practices. The financial statements include the accounts and operations of Argonaut Group, Inc. and its subsidiaries. Certain prior year amounts have been reclassified to conform with the current year's presentation. All material intercompany accounts and transactions have been eliminated

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and certain repurchase agreements with original maturities of three months or less.

INVESTMENTS
In May 1993, the Financial Accounting Standards Board ("FASB") issued a new standard for accounting for certain investments in debt and equity securities, Financial Accounting Standard No. 115 ("FAS 115"). The Company adopted FAS 115 as of January 1, 1994 and classified its entire fixed maturity investment portfolio as "Available For Sale". FAS 115 requires that securities classified as "Available for Sale" be carried at fair value with unrealized gains/losses, net of tax, recorded in shareholders' equity. The adoption of FAS 115 resulted in a cumulative increase of $60.6 million, net of tax, in shareholders' equity, as of January 1, 1994. The adoption of FAS 115 had no income statement effect.

Investments in fixed maturities at December 31, 1994 include bonds, notes, and redeemable preferred stocks, valued at fair value and are classified as "Available For Sale". Investments in fixed maturities at December 31, 1993 were valued at amortized cost. Equity securities include common and nonredeemable preferred stocks, valued at fair value. Unrealized appreciation or depreciation on fixed maturity investments available for sale and equity securities is included, net of applicable deferred income taxes, in shareholders' equity.
Fair values for fixed maturity investments and equity securities are based on quoted market prices or dealer quotes. Short-term investments include investments maturing within three months of purchase, valued at cost, which approximates fair value. Gains and losses on sales of investments are computed on the specific identification method and are reflected in total revenue.

RECEIVABLES
Agents' balances are presented net of a reserve for uncollectible accounts of $1.7 million, $1.9 million, and $2.6 million at December 31, 1994, 1993, and 1992, respectively.

Accrued retrospective premiums are estimates based upon expected ultimate losses.

COST IN EXCESS OF NET ASSETS PURCHASED
Cost in excess of net assets purchased of $46.6 million at December 31, 1994 and $49.4 million at December 31, 1993, related to the purchase price in excess of net assets associated with Teledyne, Inc.'s acquisition of Argonaut Insurance Company in 1969 is net of accumulated amortization of $23.0 million and $20.2 million, respectively. Cost in excess of net assets purchased is being amortized on a straight-line basis over a 25 year period beginning October 1, 1986.

RECOGNITION OF PREMIUM REVENUE & RELATED EXPENSES
Premium revenue is recognized ratably over the period to which the premium relates. Policy acquisition costs, included in other assets, consisting primarily of commissions and premium taxes, are deferred and amortized over the periods benefitted.

PER SHARE DATA
Per share data have been computed based on the weighted average number of shares outstanding, which were: 25,541,039, 25,634,451, and 25,968,254 shares for the years ending December 31, 1994, 1993, and 1992, respectively. The potential dilution of common stock equivalents, such as stock options, is not material; therefore, they are not included in the calculation of per share data.

                                        13-7

                                                                    EXHIBIT 13
Note 2:  Investments

Gains on sales of investments for the years ended December 31, were as follows.

In millions              1994      1993      1992

Fixed maturities         $ 3.8     $ 5.3     $18.0
Equity securities           --       0.1        --
                         -----     -----     -----
                         $ 3.8     $ 5.4     $18.0
                         =====     =====     =====


The change in net unrealized appreciation of investments in equity securities and fixed maturities, available for sale for the years ended December 31, was as follows.

In millions         1994      1993      1992

Fixed maturities    $(18.8)   $  --     $  --
Equity securities      2.7      17.0      (6.6)
Tax effect             5.7      (6.6)      2.2
                    ------    ------    ------
                    $(10.4)   $ 10.4    $ (4.4)
                    ======    ======    =======


The amortized cost and fair values of fixed maturity investments as of December 31, were as follows.

In millions                                                          1994
                           ----------------------------------------------
                           Amortized   Gross        Gross        Fair
                           Cost        Unrealized   Unrealized   Value
                                       Gains        Losses
                           ----------------------------------------------
U.S. Treasury securities   $  897.6      $2.8       $(17.0)      $  883.4
Obligations of states and
  political subdivisions      339.4       2.6         (6.1)         335.9
Corporate securities           25.0        --         (0.5)          24.5
Redemptive preferred stock     27.5       0.2         (0.8)          26.9
                           --------      ----       ------       --------
                           $1,289.5      $5.6       $(24.4)      $1,270.7
                           ========      ====       ======       ========

In millions                                                          1993
                           ----------------------------------------------
                           Amortized   Gross        Gross        Fair
                           Cost        Unrealized   Unrealized   Value
                                       Gains        Losses
                           ----------------------------------------------
U.S. Treasury securities   $  879.4     $70.4       $  --        $  949.8
Obligations of states and
  political subdivisions      480.5      20.6         (0.8)         500.3
Corporate securities           49.3       1.3         (0.1)          50.5
Redemptive preferred stock     32.1       1.8          --            33.9
                           --------     -----       ------       --------
                           $1,441.3     $94.1       $ (0.9)      $1,534.5
                           ========     =====       ======       ========

The amortized cost and fair value of fixed maturity investments as of December 31, 1994, by contractual maturity, are shown below.

In millions                        Amortized   Fair
                                   Cost        Value

Due in one year or less            $   24.9    $   25.2
Due after one year to five years    1,184.1     1,167.8
Due after five years to ten years      67.6        65.1
Due after ten years                    12.9        12.6
                                   --------    --------
                                   $1,289.5    $1,270.7
                                   ========    ========

The expected maturities may differ from the contractual maturities because debtors may have the right to call or prepay obligations without call or prepayment penalties.

Proceeds from sales of fixed maturity investments were $102.2 million, $61.2 million, and $314.0 million in 1994, 1993, and 1992, respectively. Gross gains of $4.1 million, $5.6 million, and $21.4 million and gross losses of $0.3 million, $0.3 million, and $3.4 million were realized on those sales in 1994, 1993, and 1992, respectively.

Unrealized appreciation of fixed maturity investments decreased $112.0 million in 1994, increased $21.8 million in 1993, and decreased $16.1 million in 1992. At December 31, 1994, all unrealized appreciation and depreciation on fixed maturity investments is included, net of tax, in shareholders' equity. FAS 115 did not permit the restatement of prior period amounts.

The fair value and amortized cost of bonds on deposit with various insurance regulatory agencies was $429.7 million and $437.2 million, respectively, at December 31, 1994. Additionally, U.S. Treasury Notes with an amortized cost of $7.9 million and fair value of $7.8 million were pledged as collateral for surety bonds which were issued to various states in lieu of depositing bonds.

At December 31, 1994 and 1993, there were no investments in any one investee exceeding 10% of shareholders' equity.

                                        13-8

                                                                    EXHIBIT 13
Note 3: Reinsurance

The Company reinsures certain risks with other insurance companies. Such arrangements serve to limit the Company's maximum loss on catastrophes and large or unusually hazardous risks. The Company is liable for reinsurance ceded in the event its reinsurers do not meet their obligations. The Company's reserves for nonrecoverable reinsurance were $7.5 million and $17.1 million as of December 31, 1994 and 1993, respectively. Under certain of the reinsurance agreements, funds are held to secure performance of reinsurers in meeting their obligations. The amount of such funds was $39.6 million and $39.2 million at December 31, 1994 and 1993, respectively.

In December 1992, the FASB issued a new standard for accounting for reinsurance contracts, Financial Accounting Standard No. 113 ("FAS 113"). The Company adopted FAS 113 as of January 1, 1993. The adoption of FAS 113 had no income statement effect. FAS 113 requires estimated losses recoverable from reinsurers and the ceded portion of unearned premiums to be reported as assets, rather than be netted against reserves for losses and loss adjustment expenses and direct unearned premiums, respectively.

Losses and loss adjustment expenses of $207.2 million, $229.2 million, and $275.3 million as of December 31, 1994, 1993, and 1992, respectively, are net of recoveries of $21.2 million, $26.0 million, and $42.6 million, respectively.

While the Company is not in the business of assuming reinsurance risks, it is required to accept certain assigned risks and other legally mandated reinsurance obligations.

Premiums for the years ended December 31, were as follows.

In millions                        1994      1993      1992

Direct written premiums            $250.8    $285.7    $272.5
Reinsurance ceded to
  other companies                   (19.7)    (17.0)      9.4
Reinsurance assumed from
  other companies                    17.8      15.6      40.7
                                   ------    ------    ------
Net written premiums               $248.9    $284.3    $322.6
                                   ======    ======    ======

Direct earned premiums             $281.9    $306.8    $276.7
Reinsurance ceded to
  other companies                   (20.1)    (17.4)      8.4
Reinsurance assumed from
  other companies                    17.9      26.0      43.3
                                   ------    ------    ------
Net earned premiums                $279.7    $315.4    $328.4
                                   ======    ======    ======

Percentage of reinsurance
assumed to net earned premiums        6.4%      8.2%     13.2%
                                   ======    ======    ======


Note 4:  Reserves for Losses and Loss Adjustment Expenses

The following table provides a reconciliation of reserves for losses and loss adjustment expenses for the years ended December 31, 1994, 1993, and 1992.

In millions                               1994      1993      1992

Reserves for losses and loss
  adjustment expenses at
  beginning of year                       $1,284.1  $1,390.9  $1,494.4

Losses and loss adjustment expenses:
  Provision for losses and loss adjust-
    ment expenses for claims occurring
    in the current year                      235.3     238.5     290.4
  Increase (decrease) in estimated
    losses and loss adjustment expenses
    for claims occurring in prior years       (6.9)     16.7      27.5
                                          --------  --------  --------
                                             228.4     255.2     317.9
                                          --------  --------  --------

Losses and loss adjustment expense
  payments for claims occurring during:
  Current year                                43.7      42.9      56.3
  Prior years                                272.5     319.1     365.1
                                          --------  --------  --------
                                             316.2     362.0     421.4
                                          --------  --------  --------
Reserves for losses and loss adjust-
 ment expenses at end of year             $1,196.3  $1,284.1  $1,390.9
                                          ========  ========  ========

The reserves for losses and loss adjustment expenses represent the estimated indemnity cost and loss adjustment expenses necessary to cover the ultimate net cost of investigating and settling claims. Such estimates are based upon individual case estimates for reported claims, estimates from ceding companies for reinsurance assumed, and actuarial estimates for losses which have been incurred but not yet reported to the insurer. Any change in probable ultimate liabilities is reflected in current operating results.

The ultimate cost of claims, particularly liability claims, is difficult to predict for several reasons. Claims may not be reported until many years after a policy expires. Changes in the legal environment have created further complications. Court decisions and federal and state legislation may dramatically increase the liability between the time a policy is written and associated claims are ultimately resolved. For example, liability for exposure to toxic substances and environmental impairment, which did not appear likely or even exist when the policies were written, has been imposed by legislators and judicial interpretation. Tort liability has been expanded by some jurisdictions to cover defective workmanship.

Liabilities assumed from other insurance companies under reinsurance contracts is subject to the same factors, and further exacerbated by extended lags between the date of occurrence and the date the Company is notified of the claim.

                                        13-9

                                                                    EXHIBIT 13

Reserves for such difficult-to-estimate liabilities are established by examining the facts of tendered claims and adjusted in the aggregate for ultimate loss expectations based upon historical experience patterns and current socio-economic trends. Due to these factors, among others, the process cannot provide an exact forecast of future payments. Rather, it produces a best estimate of liability as of a certain date. Management believes the reserves established to be adequate. While the eventual ultimate liability may differ from the current estimate, management does not believe that the difference will have a material effect, either adversely or favorably, on the Company's financial position and results of operations.

The Company discounted certain workers compensation pension-type reserves using a maximum interest rate of 3.0 percent in 1994 and 1993. The amount of unamortized discount was $6.9 million at December 31, 1994 and 1993.


Note 5:  Income Taxes

In 1987, Argonaut Group adopted Financial Accounting Standard No. 96 ("FAS 96"), Accounting for Income Taxes. In February 1992, the FASB issued a new standard for accounting for income taxes, Financial Accounting Standard No. 109 ("FAS 109"), which superseded FAS 96. The Company adopted FAS 109 as of January 1, 1992. Under the provisions of FAS 109, the Company elected not to restate prior years' financial statements. The cumulative effect of the change in accounting for income taxes was $61.8 million.

The Company's income tax provision includes the following components.

In millions                        1994      1993      1992

Current tax provision              $11.6     $20.9     $23.6
Deferred tax provision related
  to future tax deductions          17.7       7.9       5.7
                                   -----     -----     -----
Income tax provision               $29.3     $28.8     $29.3
                                   =====     =====     =====

A reconciliation of the Company's income tax provision to the provision which would have resulted if the tax had been computed at the statutory rate is as follows:

In millions                            1994      1993      1992

Income tax provision at statutory
  tax rates                            $36.8     $41.1     $39.0
Tax effect of:
  Tax exempt interest                   (8.0)     (9.0)     (8.9)
  Dividends received deduction          (2.5)     (2.4)     (2.4)
  Other permanent adjustments, net       2.0       1.7       0.7
Change in the deferred tax
  receivable due to rate change          --       (3.0)       --
State income tax provision               1.0       0.4       0.9
                                       -----     -----     -----
Income tax provision                   $29.3     $28.8     $29.3
                                       =====     =====     =====

The Federal statutory rate was 35% for 1994 and 1993 and 34% for 1992.

The Company's net deferred tax assets at December 31, 1994 and 1993 were as follows.

In millions                               1994      1993

Deferred liability on unrealized gains    $(16.6)   $(22.0)
Deferred tax receivable                     82.6     100.3
                                          ------    ------
Deferred tax asset, net                   $ 66.0    $ 78.3
                                          ======    ======

Under FAS 109, a deferred tax receivable can be created if expenses are reported for financial reporting purposes before they become deductible for tax purposes. The deferred tax receivable for a given year is equal to the theoretical refund which will be received when expenses which have been previously reported for financial purposes become deductible for tax purposes.

The deferred tax receivables at December 31, 1994 and 1993 results from the following tax-effected temporary differences.

In millions           1994      1993

Reserve discounting   $ 85.4    $ 94.4
Other, net              (2.8)      5.9
                      ------    ------
Total                 $ 82.6    $100.3
                      ======    ======

Under FAS 109, deferred tax provisions represent changes in the deferred tax receivable. The Company's deferred tax provisions were $17.7 million, $7.9 million, and $5.7 million in 1994, 1993, and 1992, respectively.

In 1993, the Company recorded $4.5 million in interest expense related to an ongoing IRS audit for the tax years beginning after September 30, 1986. Any interest expense related to adjustments for tax years ending prior to October 1, 1986 will be reimbursed by Teledyne, Inc., in accordance with the tax sharing agreement between the two companies and will have no impact on the financial condition or results of operations of the Company.

The Company paid income tax of $19.0 million, $20.8 million, and $24.1 million in 1994, 1993, and 1992, respectively.

                                        13-10

                                                                    EXHIBIT 13
Note 6:  Shareholders' Equity

On May 31, 1991, the Company's Certificate of Incorporation was amended to increase the number of shares of $0.10 par value common stock authorized for issuance from 20,000,000 to 35,000,000 shares. Prior to October 1, 1986, the Company was a wholly-owned subsidiary of Teledyne, Inc. In accordance with a preannounced plan, Teledyne distributed its ownership of the Company to its shareholders on a share-for-share basis. As a result, 11,709,478 shares (pre-split) were issued and delivered to the Company's shareholders.

The Company is also authorized to issue 5,000,000 shares of $0.10 par value preferred stock. No preferred shares were issued or outstanding at December 31, 1994.

During 1994 and 1992, the Company reacquired and retired 761,500 and 935,400 shares of its common stock, respectively, at prevailing market prices. No shares were reacquired during 1993.

The Company's insurance subsidiaries are regulated by the various states and prepare their financial statements in accordance with statutory accounting principles. The amount of statutory net income and surplus (shareholders' equity) for the insurance subsidiaries for the years ended December 31, were as follows.

In millions         1994      1993      1992

Net income          $ 79.8    $ 97.8    $ 85.7
Surplus             $633.6    $583.1    $512.2

Various state insurance laws restrict the amount that may be transferred to Argonaut Group, Inc. from its subsidiaries in the form of dividends without prior approval of regulatory authorities. In addition, that portion of the Company's net equity which results from the difference between statutory insurance practices and generally accepted accounting principles would not be available for dividends. At December 31, 1994, $57.6 million was available for dividends to Argonaut Group without prior regulatory approval. During 1994, dividends of $31.6 million were paid to Argonaut Group.


Note 7: Net Investment Income

Investment income and expenses for the years ended December 31, were as follows.

In millions                           1994      1993      1992

Investment income:
   Interest and dividends on
     fixed maturities                 $ 99.7    $104.3    $111.5
   Dividends on equity securities        9.3      12.1       9.1
   Interest on short-term investments    1.2       0.7       1.1
   Other                                 2.2       2.0       2.3
                                      ------    ------    ------
                                       112.4     119.1     124.0
Investment expenses                     (1.7)     (1.0)     (0.8)
                                      ------    ------    ------
Net investment income                 $110.7    $118.1    $123.2
                                      ======    ======    ======


Note 8:  Underwriting, Acquisition, and Insurance Expenses

Underwriting, acquisition, and insurance expenses for the years ended December 31, were as follows.

In millions                          1994      1993      1992

Commissions                          $20.0     $23.9     $21.2
General expenses                      40.9      44.6      37.9
State assessments                      6.2       6.2       8.2
Taxes, licenses, and bureau fees       7.0       6.9       4.7
                                     -----     -----     -----
                                      74.1      81.6      72.0
Amortization (deferral) of policy
  acquisition costs                   (1.8)      0.1      (0.1)
                                     -----     -----     -----
                                     $72.3     $81.7     $71.9
                                     =====     =====     =====

                                        13-11

                                                                    EXHIBIT 13
Note 9:  Benefit Plans

PENSION
The Company participates in a defined benefit plan which covers substantially all of its employees. The benefits are based on years of service and the employee's compensation during the last ten years of employment. The Company's funding policy is to contribute annually the maximum allowable by the Employee Retirement Income Security Act of 1974, as amended. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

The following table sets forth a reconciliation of the plans funded status and amounts recognized in the Company's balance sheet as of December 31.

In millions                                               1994      1993

Actuarial present value of benefit obligations:
Accumulated benefit obligation, (vested benefits:
     1994 - $(12.6); 1993 - $(14.0))                      $(13.1)   $(14.7)
                                                          ======    ======
Projected benefit obligation for service
     rendered to date                                     $(16.7)   $(19.6)
Plan assets at fair value, primarily Treasury bonds         18.7      15.1
                                                          ------    ------
Plan assets (less than) in excess of projected
     benefit obligation                                      2.0      (4.5)
Unrecognized net gain from past experience different
     from that assumed and effects of changes in
     assumptions                                            (4.9)       --
Unrecognized prior service cost                              1.6       0.8
Unrecognized net asset                                      (0.5)     (0.6)
                                                          ------    ------
Pension liability recognized in the balance sheet         $ (1.8)   $ (4.3)
                                                          ======    ======

Net pension cost included the following:

In millions                        1994      1993      1992

Service cost-benefits earned
     during the period             $1.8      $1.3      $1.2
Interest cost on projected
     benefit obligation             1.2       1.0       0.8
Actual return on plan assets       (1.0)     (0.9)     (0.8)
Net amortization                     --      (0.1)     (0.1)
                                   ----      ----      ----
Net periodic pension cost          $2.0      $1.3      $1.1
                                   ====      ====      ====

In determining the actuarial present value of the projected benefit obligation as of December 31, 1994 and 1993, the weighted average discount rates were 8.00 percent and 6.00 percent, respectively. The rate of increase in future compensation levels was 4.5 percent and the long-term rate of return on assets was 6.0 percent in 1994 and 1993.

STOCK OPTIONS
In August 1986, the Board of Directors of Argonaut Group, Inc. adopted the 1986 Stock Option Plan covering an aggregate 1,500,000 shares of Argonaut Group, Inc. Common Stock. Under the 1986 Stock Option Plan, options to purchase shares of Argonaut Group, Inc. Common Stock may be granted to certain key employees. The options may be incentive stock options or nonqualified stock options. If incentive options are granted, the exercise price of the options will be the fair market value of the shares on the date that the option is granted. The exercise price of nonqualified stock options to be granted can be below the fair market value of the shares on the date of grant. To date all options granted have been at the fair market value of the shares on the date of grant, and as such, no compensation expense has been recognized. The options are nontransferable and are exercisable in installments.

A summary of the stock option activity is as follows:

                                     Number         Option
                                     of Shares      Price

Outstanding at December 31, 1992     736,150        $8.58 -   27.125
Granted                               79,250        $31.00 -  31.25
Exercised                            (67,350)       $8.58 -   23.75
Cancelled                            (41,650)       $13.58 -  31.00
                                     -------
Outstanding at December 31, 1993     706,400        $8.58 -   31.25
Granted                              254,750        $26.25 -  29.25
Exercised                            (13,620)       $13.58 -  27.00
Cancelled                            (22,740)       $13.58 -  31.00
                                     -------
Outstanding at December 31, 1994     924,790
                                     =======

As of December 31, 1994, 313,390 shares were available for future grant and 398,420 of the stock options were exercisable.

EMPLOYEE SAVINGS PLANS
Substantially all employees of the Company are eligible to participate in employee savings plans. Under these plans, a percentage of an employee's pay may be contributed to various savings alternatives including, under one plan, investment in the Company's common stock. The plans call for the Company to match the employee's contribution under various formulae. Charges to income related to such Company matching were $0.5 million, $0.4 million, and $0.5 million, in 1994, 1993, and 1992, respectively.

                                        13-12

                                                                    EXHIBIT 13
Note 10:  Business Segments

The Company and its subsidiaries are engaged principally in the business of selling workers compensation and other insurance. The Company's insurance subsidiaries are authorized to sell a portfolio of workers compensation, commercial and homeowners multi-peril, automobile liability and physical damage, medical malpractice, fire, and other lines in all states and the District of Columbia. In accordance with insurance accounting practice, all expenses have been allocated to the two business segments.

Information on the Company's business segments for the years ended December 31, are as follows.

In millions                        1994      1993      1992

Premiums:
     Workers compensation          $240.2    $280.0    $289.6
     Other insurance                 39.5      35.4      38.8
                                   ------    ------    ------
                                   $279.7    $315.4    $328.4
                                   ======    ======    ======

Pre-tax underwriting income (loss):
     Workers compensation          $  3.9    $(10.7)   $(32.4)
     Other insurance                (12.4)      5.1       6.8
                                   ------    ------    ------
                                   $ (8.5)   $ (5.6)   $(25.6)
Net investment income               110.7     118.1     123.2
Gains on sales of investments         3.8       5.4      18.0
                                   ------    ------    ------
Income before income taxes         $106.0    $117.9    $115.6
                                   ======    ======    ======

Note 11: Commitments and Contingencies

Rental expenses for operating leases, principally for offices, were $3.5 million, $3.4 million, and $3.8 million in 1994, 1993, and 1992, respectively.

As of December 31, 1994, future minimum noncancellable operating lease commitments are as follows.

In millions    1995        $ 3.7
               1996          3.4
               1997          2.8
               1998          1.3
               1999          0.6
               Thereafter    0.5
                           -----
                           $12.3
                           =====

The insurance subsidiaries of the Company are parties to legal actions incidental to their business. Based on the advice of counsel, management of the Company believes that the resolution of these matters will not materially affect the Company's financial condition or results of operations.

The Company's insurance subsidiaries are members of the statutorily created insolvency guarantee associations in all states where they are authorized to transact business. These associations were formed for the purpose of paying claims of insolvent companies. The Company is assessed its pro rata share of such claims based on its premium writings, subject to a maximum annual assessment per line of insurance. Such costs can generally be recovered through surcharges on future premiums. The Company does not believe that assessments on current insolvencies will have a material effect on its financial condition or results of operations.

                                        13-13

                                                                    EXHIBIT 13
Note 12:  Run Off Lines

Although the Company has discontinued active underwriting of hospital liability, medical malpractice liability, and assumed casualty reinsurance, these lines are in run off status, meaning that the Company is still obligated to pay losses incurred on policies written in past years. Each of these lines is characterized by long elapsed periods between the occurrence of a claim and ultimate payment of the settled claim. The Company has a specialized and dedicated staff to administer and settle hospital liability and medical malpractice claims. The following tables present the Company's insurance subsidiaries' reserves for losses and loss adjustment expenses and their underwriting income (loss), including detailed information for the years ended December 31.

Reserves for Losses and Loss Adjustment Expenses:

In millions               1994      1993      1992

Run off lines:
  Medical liability       $   15.9  $   34.6  $   45.6
  Hospital liability          65.4      78.9     112.7
  Other*                     151.5     141.7     152.5
                          --------  --------  --------
                             232.8     255.2     310.8
Continuing lines             963.5   1,028.9   1,080.1
                          --------  --------  --------
Total reserves            $1,196.3  $1,284.1  $1,390.9
                          ========  ========  ========

Underwriting Income (Loss):

In millions               1994      1993      1992

Run off lines:
  Medical liability       $  5.0    $  8.5    $ 12.0
  Hospital liability        16.0      26.5      19.0
  Other*                    (9.0)    (10.1)     (9.0)
                          ------    ------    ------
                            12.0      24.9      22.0
Continuing lines           (16.5)    (22.9)    (44.5)
                          ------    ------    ------
Total underwriting
income (loss)             $ (4.5)   $  2.0    $(22.5)
                          ======    ======    ======


* Primarily casualty reinsurance assumed


Note 13: Permitted Statutory Accounting Practices

The Company's insurance subsidiaries prepare their statutory financial statements in accordance with accounting practices prescribed or permitted by the insurance departments of the state of domicile. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

The Company's insurance subsidiaries do not apply any statutory accounting practices, which differ from prescribed statutory accounting practices, which individually or in the aggregate materially affect statutory surplus or risk-based capital.

                                        13-14

                                                                    EXHIBIT 13
Quarterly Financial Data  (Unaudited)

The following table represents unaudited quarterly financial data for the years ended December 31, 1994 and 1993. In the opinion of management, all adjustments necessary to properly present fairly the results of operations for such periods are reflected. Total revenues and net income include gains on sales of invest-ments. The Company cannot anticipate when or if similar gains may occur in the future. Also, since quarterly financial results rely heavily on estimates, caution should be used in drawing specific conclusions from quarterly consol-idated results.

In millions except per share amounts

                                                        Three Months Ended
                            March 31  June 30   September 30   December 31

1994
Total revenues              $ 96.1    $ 98.6    $ 99.0         $100.5
Underwriting income (loss)    (5.0)      1.5       0.4           (5.4)
Net income                    17.4      21.5      20.8           17.0
Net income per share*         0.68      0.84      0.81           0.68

1993
Total revenues              $114.7    $103.4    $100.9         $119.9
Underwriting income (loss)    (0.7)     (1.6)     (2.0)          (1.3)
Net income                    20.1      19.9      22.4           26.7
Net income per share*         0.79      0.78      0.87           1.04

* Net income per share is computed independently for each quarter and the full year based on the respective average number of common shares outstanding; therefore, the sum of the quarterly net income per share data may not equal the net income per share for the year.


Common Stock Market Prices  (Unaudited)

The following table shows the high, low, and closing prices during each quarter in the past two years.

                                                     Quarter Ended
                    March 31  June 30   September 30   December 31

1994
High                31 3/4    30        31             30
Low                 29        26 1/4    27 1/4         27 3/4
Close               29 1/4    27 3/4    29 3/4         28 1/4

1993
High                35 1/4    35        35 1/2         33 3/4
Low                 28 1/4    29 3/4    30 3/4         29 1/2
Close               34 1/4    31 1/2    33 1/4         30 1/2

                                        13-15

                                                                    EXHIBIT 13

Argonaut Group, Inc. and Subsidiaries
Management's Discussion and Analysis of Results of Operations and Financial Condition

RESULTS OF OPERATIONS
Earned premium income was $279.7 million, $315.4 million, and $328.4 million in 1994, 1993, and 1992, respectively. The decline in 1994 was primarily attributable to a decrease in premium volume in our workers compensation line of business. This decline in premium volume resulted primarily from rate reductions in statutory minimum rates on California business, and an increase in policies written with high deductible limits on losses, and thus, lower premiums. Unprofitable mandated premiums assumed through the National Workers Compensation Reinsurance Pool continued the decrease seen in 1993; a result of workers compensation reform in some states, as well as a reduction in premiums written in states with very unfavorable experience in these pools. The decrease in 1993 earned premium was due to a decrease in premium volume resulting primarily from a reduction in the unprofitable mandated premiums assumed for the same reasons as discussed above. Earned premiums in our other continuing lines of business have remained relatively stable over the past three years, with $39.5 million in 1994, $35.4 million in 1993, and $38.8 million in 1992. These lines of business continue to be less attractive given the severe price competition and the potential for large claims.

Net investment income was $110.7 million, $118.1 million, and $123.2 million in 1994, 1993, and 1992, respectively. The decreases in 1994 and 1993 are partially the result of continued lower interest rates and the restructuring of the investments as outlined below.

Pre-tax gains on sales of investments were $3.8 million for 1994, $5.4 million for 1993, and $18.0 million for 1992. 1992 gains resulted primarily from transactions in U.S. Treasuries and municipal bonds to lengthen the average maturity of the portfolio. These gains were partially offset by a write-down of $3.1 million representing the permanent impairment of certain municipal bonds. During 1994, these bonds were sold, resulting in a realized gain. We cannot anticipate when or if similar gains or losses may occur in the future.

Losses and loss adjustment expenses were $207.2 million in 1994, $229.2 million in 1993, and $275.3 million in 1992. The Company's loss ratio, including our run off lines of business, was 76% in 1994, 73% in 1993, and 84% in 1992. The loss ratio in our workers compensation line of business was 72% in 1994, 78% in 1993, and 91% in 1992. The loss ratios in workers compensation in 1994 and 1993 have decreased over that in 1992 primarily as a result of lower losses attributable to the increase in policies written with high deductible limits on losses. The loss ratio in our other continuing lines of business was 130%, 117%, and 105% in 1994, 1993, and 1992, respectively. The increased loss ratios in our other continuing lines of business in 1994 and 1993 were primarily the result of inadequate price levels and higher than anticipated loss development related to business written prior to 1991. Also, 1994's ratio is affected by additional reserves from adverse development in prior years. The amount of future favorable or unfavorable development in any of our lines of business, if any, cannot be anticipated.

Underwriting expenses totalled $72.3 million in 1994, $81.7 million in 1993, and $71.9 million in 1992. Underwriting expenses are comprised of three components: commissions and premium taxes, state fees and assessments, and general expenses. The decrease in 1994 was due to a combination of lower commissions and premium taxes and $4.5 million in interest expense recognized in 1993 related to an ongoing IRS audit for tax years beginning after September 30, 1986, not recurring in 1994. The decrease in commissions and premium taxes was primarily due to a decrease in premium volume. The increase in 1993 was due to higher commissions and premium taxes, the $4.5 million interest expense discussed above, and ongoing development and implementation of new data processing systems.

Policyholder dividend expense was $5.9 million in 1994, $7.3 million in 1993, and $4.0 million in 1992. These changes reflect the loss experience of participating policyholders, the basis for dividend payments.

Income from operations after tax was $74.2 million in 1994, $85.6 million in 1993, and $74.4 million in 1992. The decrease in 1994 was primarily due to decreased favorable development in our run off lines of business coupled with reserve strengthening in our other continuing lines of business. The improvement in 1993 was primarily due to improved underwriting results in our workers compensation line of business.

                                       13-16

                                                                    EXHIBIT 13

LIQUIDITY AND CAPITAL RESOURCES
The Company's insurance subsidiaries require significant degree of liquidity and adequate capital to meet ongoing obligations to policyholders and claimants and to cover ordinary operating expenses. During the three years ended December 31, 1994, the Company generated sufficient capital from operating and investment income to meet all of its obligations. The Company maintains adequate levels of liquidity and surplus capacity to manage the risks inherent with any differences between the duration of its liabilities and invested assets. Management believes that the Company continues to maintain sufficient liquidity to pay claims and expenses, as well as to cover unforeseen events such as reinsurer insolvencies, inadequate premium rates, or reserve deficiencies.

Under the provisions of the California Insurance Code, there is a maximum amount of dividends which can be paid without prior approval of the Insurance Commissioner. Under these provisions, as of December 31, 1994, Argonaut Insurance could pay to Argonaut Group, Inc. a maximum dividend of $57.6 million without the Insurance Commissioner's approval. During 1994, Argonaut Insurance paid the Company a dividend of $31.6 million.

On April 26, 1994, the Company's Board of Directors increased the quarterly dividend from $0.25 per common share to $0.29 per common share. During 1994, total cash dividends paid by the Company to its shareholders were $1.12 per share.

On July 27, 1989, the Argonaut Group Board of Directors authorized the repurchase of up to six million shares of its outstanding common stock. It is presently expected that dividends received from the Company's subsidiaries will be the primary source of funds for the stock repurchase program and to meet any other capital requirements the Company may develop.

ACCOUNTING CHANGES
In May 1993, the Financial Accounting Standards Board ("FASB") issued a new standard for accounting for certain investments in debt and equity securities, Financial Accounting Standard No. 115 ("FAS 115"). The Company adopted FAS 115 as of January 1, 1994 and classified its entire portfolio as "Available for Sale". The adoption of FAS 115 resulted in a cumulative increase of $60.6 million, net of tax, in shareholders' equity, as of January 1, 1994. The adoption of FAS 115 had no income statement effect. As of December 31, 1994, the fair value of the securities affected by the adoption of FAS 115 had declined resulting in unrealized appreciation and depreciation on fixed maturities, available for sale, net of tax, of $18.8 million being reflected in shareholders' equity.

In 1987, Argonaut Group adopted Financial Accounting Standard No. 96 ("FAS 96"), Accounting for Income Taxes. In February 1992, the FASB issued Financial Accounting Standard No. 109 ("FAS 109"), which supersedes FAS 96. The Company adopted FAS 109 as of January 1, and accordingly, year-to-date income for 1992 reflects a one-time increase of $61.8 million ($2.38 per common share). This adjustment records the impact of expenses which were deducted for book purposes in prior years, but could not be recognized in the tax provision under FAS 96.

LEGISLATION
Historically, over 30% of Argonaut's premiums have been generated in California. As part of workers compensation reform legislation, California became an "open rating" state on January 1, 1995. This means that, as is already the case in many other states, workers compensation policies are no longer priced on the basis of uniform rates and rating plans adhered to by all insurance companies. Instead, each company has filed its own rate schedules and rating plans.

                                        13-17