Form 10-K, Exhibit 13
period 1995-12-31
ARGONAUT GROUP INC
filed 1996-03-05
CIK 800082

SELECTED FINANCIAL DATA      ARGONAUT GROUP, INC. AND SUBSIDIARIES    EXHIBIT 13



In millions       For the Years Ended December 31,        1995          1994          1993           1992           1991



STATEMENT OF OPERATIONS DATA

Premiums:
  Workers compensation                                  $  176.7      $  240.2      $  280.0       $  289.6       $  312.7
  Other insurance                                           31.4          39.5          35.4           38.8           54.8
                                                        --------      --------      --------       --------       --------
                                                           208.1         279.7         315.4          328.4          367.5
Net investment income                                      102.0         110.7         118.1          123.2          135.1
Gains on sales of investments                                3.1           3.8           5.4           18.0           14.7
                                                        --------      --------      --------       --------       --------
Total Revenue                                           $  313.2      $  394.2      $  438.9       $  469.6       $  517.3
                                                        ========      ========      ========       ========       ========
Underwriting gain (loss) before
  income taxes:
  Workers compensation                                  $   (0.2)     $    3.9      $  (10.7)      $  (32.4)      $  (41.1)
  Other continuing lines                                   (35.2)        (24.4)        (19.8)         (15.2)         (24.3)
  Run off lines                                              --           12.0          24.9           22.0           23.1
                                                        --------      --------      --------       --------       --------
                                                        $  (35.4)     $   (8.5)     $   (5.6)      $  (25.6)      $  (42.3)
                                                        ========      ========      ========       ========       ========
Income Before Income Taxes                              $   69.7      $  106.0      $  117.9       $  115.6       $  107.5
Provision for income taxes                                  12.8          29.3          28.8           29.3           23.1
                                                        --------      --------      --------       --------       --------
Income Before Cumulative Effect
  of Accounting Change                                      56.9          76.7          89.1           86.3           84.4
Cumulative effect of change in
  accounting for income taxes                                --            --            --            61.8            --
                                                        --------      --------      --------       --------       --------
Net Income                                              $   56.9      $   76.7      $   89.1       $  148.1       $   84.4
                                                        ========      ========      ========       ========       ========
Income Per Common Share:
  Income Before Cumulative
    Effect of Accounting Change                         $   2.34      $   3.00      $   3.48       $   3.32       $   3.16
  Cumulative effect of change in
    accounting for income taxes                              --            --            --            2.38            --
                                                        --------      --------      --------       --------       --------
   Net Income Per Common Share                          $   2.34      $   3.00      $   3.48       $   5.70       $   3.16
                                                        ========      ========      ========       ========       ========


BALANCE SHEET DATA

Portfolio investments                                   $1,489.2      $1,484.8      $1,564.4       $1,566.0       $1,599.0
                                                        ========      ========      ========       ========       ========
Total assets                                            $2,012.3      $2,093.6      $2,182.7       $2,178.1       $2,200.5
                                                        ========      ========      ========       ========       ========
Reserves for losses and loss
  adjustment expenses                                   $1,060.9      $1,196.3      $1,284.1       $1,390.9       $1,494.4
                                                        ========      ========      ========       ========       ========
Shareholders' equity                                    $  810.8      $  745.6      $  729.6       $  653.6       $  554.7
                                                        ========      ========      ========       ========       ========
Cash dividends declared per
  common share                                          $   1.28      $   1.12      $   0.96       $   0.80       $   0.64
                                                        ========      ========      ========       ========       ========

The accompanying notes are an integral part of these statements.

                                     13-1

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                              EXHIBIT 13



To the Shareholders of Argonaut Group, Inc.





We have audited the accompanying consolidated balance sheets of Argonaut Group, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Argonaut Group, Inc. and subsidiaries as of December 31, 1995 and 1994, and their results of operations and cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As explained in the accompanying notes to the consolidated financial statements, the Company has adopted a new accounting standard effective January 1, 1994 for investments in certain debt and equity securities.





/s/ Authur Andersen LLP
----------------------------------

ARTHUR ANDERSEN LLP

San Francisco, California
January 5, 1996



                                      13-2

CONSOLIDATED BALANCE SHEETS   ARGONAUT GROUP, INC. AND SUBSIDIARIES   EXHIBIT 13



In millions except per share amounts                            December 31,       1995              1994



ASSETS

Investments:
  Fixed maturities, available for sale, at fair value                            $1,063.8          $1,270.7
    (cost: 1995 - $1,032.9; 1994 - $1,289.5)
  Equity securities, available for sale, at fair value                              393.4             183.9
    (cost: 1995 - $252.3; 1994 - $101.5)
  Short-term investments, available for sale, at fair value                          34.9              35.2
  Securities in transit                                                              (2.9)             (5.0)
                                                                                 --------          --------
                                                                                  1,489.2           1,484.8
Cash and cash equivalents                                                            23.3              29.2
Accrued investment income                                                            23.9              29.6
Receivables, net:
  Reinsurance                                                                       198.6             235.4
  Agents' balances                                                                   74.0              75.1
  Accrued retrospective premiums                                                    127.3             110.0
Cost in excess of net assets purchased                                               43.9              46.6
Unearned premiums on ceded reinsurance                                                2.6               3.4
Deferred Federal income taxes receivable                                             15.7              66.0
Other assets                                                                         13.8              13.5
                                                                                 --------          --------
                                                                                 $2,012.3          $2,093.6
                                                                                 ========          ========
LIABILITIES AND SHAREHOLDERS' EQUITY

Reserves for losses and loss adjustment expenses                                 $1,060.9          $1,196.3
Unearned premiums                                                                    64.0              73.5
Accrued policyholder dividends payable (receivable)                                  (4.9)              0.3
Other liabilities                                                                    81.5              77.9
                                                                                 --------          --------
                                                                                  1,201.5           1,348.0
                                                                                 ========          ========
Shareholders' equity:
  Common stock - $.10 par, 35,000,000 shares
    authorized, 24,103,703 and 24,928,246 shares
    issued and outstanding at December 31, 1995
    and December 31, 1994, respectively                                               2.4               2.5
  Additional paid-in capital                                                         97.7             100.6
  Retained earnings                                                                 598.9             595.5
  Net unrealized appreciation on securities                                         111.8              47.0
                                                                                 --------          --------
                                                                                    810.8             745.6
                                                                                 --------          --------
                                                                                 $2,012.3          $2,093.6
                                                                                 ========          ========

The accompanying notes are an integral part of these statements.

                                     13-3

CONSOLIDATED STATEMENTS OF INCOME
                     ARGONAUT GROUP, INC. AND SUBSIDIARIES            EXHIBIT 13



In millions except per share amounts        For the Years Ended December 31,        1995            1994            1993




Premiums and other revenue:
  Premiums, net                                                                    $208.1          $279.7          $315.4
  Net investment income                                                             102.0           110.7           118.1
  Gains on sales of investments                                                       3.1             3.8             5.4
                                                                                   ------          ------          ------
Total Revenue                                                                       313.2           394.2           438.9
                                                                                   ------          ------          ------
Expenses:
  Losses and loss adjustment expenses                                               152.8           207.2           229.2
  Underwriting, acquisition, and
    insurance expenses                                                               67.3            72.3            81.7
  Amortization of cost in excess of
    net assets purchased                                                              2.8             2.8             2.8
  Policyholder dividends                                                             20.6             5.9             7.3
                                                                                   ------          ------          ------
Total Expenses                                                                      243.5           288.2           321.0
                                                                                   ------          ------          ------
Income before income taxes                                                           69.7           106.0           117.9
Provision for income taxes                                                           12.8            29.3            28.8
                                                                                   ------          ------          ------
Net Income                                                                         $ 56.9          $ 76.7          $ 89.1
                                                                                   ======          ======          ======
Net Income Per Common Share                                                        $ 2.34          $ 3.00          $ 3.48
                                                                                   ======          ======          ======


The accompanying notes are an integral part of these statements.

                                     13-4

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                     ARGONAUT GROUP, INC. AND SUBSIDIARIES            EXHIBIT 13



In millions except per share amounts          Common       Additional     Retained               Net    Shareholders'
                                               Stock          Paid-In     Earnings        Unrealized           Equity
                                                              Capital                   Appreciation
                                                                                       on Securities



Balance, December 31, 1992                     $ 2.6         $102.2        $501.8         $ 47.0            $653.6
  Net income                                                                 89.1                             89.1
  Change in net unrealized
    appreciation on equity securities                                                       10.4              10.4
  Cash dividends ($0.96 per share)                                          (24.6)                           (24.6)
  Stock options exercised                                       1.1                                            1.1
                                               -----         ------        ------         ------            ------
Balance, December 31, 1993                       2.6          103.3         566.3           57.4             729.6

  Cumulative effect of change in
    accounting for fixed maturities                                                         60.6              60.6
  Net income                                                                 76.7                             76.7
  Change in net unrealized
    appreciation on securities                                                             (71.0)            (71.0)
  Retirement of common stock                    (0.1)          (3.0)        (18.8)                           (21.9)
  Cash dividends ($1.12 per share)                                          (28.7)                           (28.7)
  Stock options exercised                                       0.3                                            0.3
                                               -----         ------        ------         ------            ------
Balance, December 31, 1994                       2.5          100.6         595.5           47.0             745.6

  Net income                                                                 56.9                             56.9
  Change in net unrealized
    appreciation on securities                                                              64.7              64.7
  Retirement of common stock                    (0.1)          (3.4)        (22.3)                           (25.8)
  Cash dividends ($1.28 per share)                                          (31.1)                           (31.1)
  Stock options exercised                                       0.5                                            0.5
                                               -----         ------        ------         ------            ------
Balance, December 31, 1995                     $ 2.4         $ 97.7        $598.9         $111.8            $810.8
                                               =====         ======        ======         ======            ======


The accompanying notes are an integral part of these statements.
                                      13-5

CONSOLIDATED STATEMENTS OF CASH FLOWS      ARGONAUT GROUP, INC. AND SUBSIDIARIES
                                                                      EXHIBIT 13





In millions                            For the Years Ended December 31,     1995        1994         1993
Cash flows from operating activities:
 Net income                                                              $  56.9      $ 76.7      $  89.1
 Adjustments to reconcile net income to
   net cash provided by operations:
   Amortization and depreciation                                            11.9         7.0          8.4
   Decrease (increase) in accrued investment income                          5.7         4.0         (1.1)
   Decrease (increase) in reinsurance receivables                           36.8       (11.1)         9.9
   Decrease in agents' balances                                              1.1        17.4         21.4
   Increase in accrued retrospective premiums                              (17.3)      (26.8)       (30.7)
   Decrease (increase) in unearned premiums on ceded reinsurance             0.8        (0.2)          --
   Decrease in deferred federal income taxes                                 6.7        18.0          7.6
   Decrease in reserves for losses and loss adjustment expense            (135.4)      (87.8)      (106.8)
   Decrease in unearned premiums                                            (9.5)       (4.3)        (0.8)
   Increase (decrease) in accrued policyholder dividends                    (5.2)      (11.8)         0.5
   Other, net                                                                 --        (3.3)        34.8
                                                                         -------      ------      -------
                                                                           (47.5)      (22.2)        32.3
                                                                         -------      ------      -------
Cash flows from investing activities:
 Sales of fixed maturity investments                                       220.9       102.2         63.7
 Maturities and mandatory calls of fixed maturity investments               31.9       123.8         72.3
 Sales of equity securities                                                  4.6          --           --
 Purchases of fixed maturity investments                                    (2.2)      (77.1)      (114.5)
 Purchases of equity securities                                           (155.4)      (72.9)          --
 Increase in short-term investments                                          0.3       (20.8)        (9.5)
 Other, net                                                                 (2.1)        5.1          0.2
                                                                         -------      ------      -------
                                                                            98.0        60.3         12.2
                                                                         -------      ------      -------
Cash flows from financing activities:
 Repurchase of common stock                                                (25.8)      (21.9)          --
 Payment of cash dividend                                                  (31.1)      (28.7)       (24.6)
 Exercise of stock options                                                   0.5         0.3          1.1
                                                                         -------      ------      -------
                                                                           (56.4)      (50.3)       (23.5)
                                                                         -------      ------      -------
Increase (decrease) in cash and cash equivalents                            (5.9)      (12.2)        21.0
Cash and cash equivalents, beginning of period                              29.2        41.4         20.4
                                                                         -------      ------      -------
Cash and cash equivalents, end of period                                 $  23.3      $ 29.2      $  41.4
                                                                         =======      ======      =======



The accompanying notes are an integral part of these statements.
                                      13-6

                                                                      EXHIBIT 13
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARGONAUT GROUP, INC. AND SUBSIDIARIES




NOTE ONE:                           BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     BUSINESS

     Argonaut Group, Inc. (the Company) is a holding company whose subsidiaries are primarily engaged in the selling, underwriting, and servicing of workers compensation and other lines of property-casualty insurance. Workers compensation is the primary line of insurance written by Argonaut Insurance Company, the larger insurance subsidiary. The Company also writes a limited amount of complementary lines of commercial insurance, primarily general and automobile liability. Argonaut Insurance's target market is companies whose workers compensation needs will result in significant annual premiums (generally between $250,000 and $5 million) in classes of insurance which require specific expertise to underwrite prudently, enhance the safety of the workplace, and effectively manage losses through partnership with the insured. These classes include contractors, wholesalers, retailers, light manufacturers and "high tech" firms, service firms (such as in the hospitality industry), and clients who use self-insurance to meet some or all of their insurance needs.

          Argonaut Great Central specializes in commercial multiple-peril, workers compensation, and umbrella coverage specifically for food merchants, restaurants, churches, and laundry/dry cleaners. They also provide workers compensation for mid-sized accounts, generally with annual premiums of $100,000 to $500,000.

     BASIS OF PRESENTATION

     The consolidated financial statements of Argonaut Group, Inc. and subsidiaries have been prepared in accordance with generally accepted accounting principles (GAAP), which differ from statutory insurance accounting practices. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The financial statements include the accounts and operations of Argonaut Group, Inc. and its subsidiaries. Certain prior year amounts have been reclassified to conform with the current year's presentation. All material intercompany accounts and transactions have been eliminated.

          For purposes of reporting cash flows, cash and cash equivalents include cash on hand.

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

          Investments in fixed maturities at December 31, 1995 and 1994 include bonds, notes, and redeemable preferred stocks, valued at fair value and are classified as "Available For Sale". Equity securities include common and nonredeemable preferred stocks, valued at fair value. Unrealized appreciation or depreciation on fixed maturity investments available for sale and equity securities is included, net of applicable deferred income taxes, in shareholders' equity. Fair values for fixed maturity investments and equity securities are based on quoted market prices or dealer quotes. Short-term investments consists of funds which are in excess of the Company's near term operating and claims paying needs and are invested in repurchase agreements, commercial paper, and money market funds. Gains and losses on sales of investments are computed on the specific identification method and are reflected in total revenue.

     RECEIVABLES

     Agents' balances are presented net of a reserve for uncollectible accounts of $1.9 million and $1.7 million at December 31, 1995 and 1994 respectively.

          Accrued retrospective premiums are based upon actuarial estimates of expected ultimate losses. Management believes that the accrued retrospective premium receivable is reasonable. While the eventual receivable may differ from the current estimates, management does not believe that the difference will have a material effect, either adversely or favorably, on the Company's financial position and results of operations.

     COST IN EXCESS OF NET ASSETS PURCHASED

     Cost in excess of net assets purchased of $43.8 million at December 31, 1995 and $46.6 million at December 31, 1994, related to the purchase price in excess of net assets associated with Teledyne, Inc.'s acquisition of Argonaut Insurance



                                      13-7

                                                                      EXHIBIT 13





     Company in 1969 is net of accumulated amortization of $25.8 million and $23.0 million, respectively. Cost in excess of net assets purchased is being amortized on a straight-line basis over a 25 year period beginning October 1, 1986. At each balance sheet date, the Company evaluates the recoverability of its cost in excess of net assets purchased in relation to anticipated future cash flows on an undiscounted basis. If the carrying value of the cost in excess of net assets purchased exceeds anticipated future cash flows on an undiscounted basis, then they are deemed to be impaired and are written down to the value of the anticipated future cash flows. Based on this assessment, the Company expects its cost in excess of net assets purchased to be fully recovered.

     RECOGNITION OF PREMIUM REVENUE & RELATED EXPENSES

     Premium revenue is recognized ratably over the period to which the premium relates. Policy acquisition costs, included in other assets, consisting primarily of commissions and premium taxes, are deferred and amortized over the periods benefited.

     PER SHARE DATA

     Per share data have been computed based on the weighted average number of shares outstanding, which were: 24,286,245, 25,541,039, and 25,634,451 shares for the years ending December 31, 1995, 1994, and 1993, respectively. The potential dilution of common stock equivalents, such as stock options, is not material; therefore, they are not included in the calculation of per share data.


NOTE TWO:                                                            INVESTMENTS

     Gains on sales of investments for the years ended December 31, were as follows.

     In millions                    1995          1994          1993
     Fixed maturities               $2.9          $3.8          $5.3
     Equity securities               0.2            --           0.1
                                    ----          ----          ----
                                    $3.1          $3.8          $5.4
                                    ====          ====          ====
     ---------------------------------------------------------------



     The amortized cost and market values of fixed maturity investments as of December 31, were as follows.

In millions                                                         1995                                       1994

                            Amortized       Gross       Gross       Fair  Amortized       Gross       Gross       Fair
                                 Cost  Unrealized  Unrealized      Value       Cost  Unrealized  Unrealized      Value
                                            Gains      Losses                             Gains      Losses
U.S. Treasury securities     $  863.8       $27.2       $  --   $  891.0   $  897.6        $2.8      $(17.0)  $  883.4
Obligations of states and
 political subdivisions         138.4         3.4        (0.6)     141.2      339.4         2.6        (6.1)     335.9
Corporate securities             16.0         0.3          --       16.3       25.0          --        (0.5)      24.5
Redemptive preferred stock       14.7         0.7        (0.1)      15.3       27.5         0.2        (0.8)      26.9
                             --------       -----       -----   --------   --------        ----      ------   --------
                             $1,032.9       $31.6       $(0.7)  $1,063.8   $1,289.5        $5.6      $(24.4)  $1,270.7
                             ========       =====       =====   ========   ========        ====      ======   ========
----------------------------------------------------------------------------------------------------------------------


                                      13-8

                                                                      EXHIBIT 13


     The amortized cost and market value of fixed maturity investments as of December 31, 1995, by contractual maturity, are shown below.

     In millions                                Amortized        Fair
                                                     Cost       Value
     Due in one year or less                     $  156.7    $  160.2
     Due after one year to five years               815.1       841.2
     Due after five years to ten years               49.2        50.1
     Due after ten years                             11.9        12.3
                                                 --------    --------
                                                 $1,032.9    $1,063.8
                                                 ========    ========
     ----------------------------------------------------------------


     The expected maturities may differ from the contractual maturities because debtors may have the right to call or prepay obligations without call or prepayment penalties.

          Proceeds from sales of fixed maturity investments were $211.5 million, $102.2 million, and $61.2 million in 1995, 1994, and 1993 respectively. Gross gains of $4.0 million, $4.1 million, and $5.6 million and gross losses of $0.7 million, $0.3 million, and $0.3 million were realized on those sales in 1995, 1994 and 1993, respectively.

          Unrealized appreciation of fixed maturity investments increased $49.7 million in 1995, decreased $112.0 million in 1994, and increased $21.8 million in 1993. At December 31, 1995, all unrealized appreciation and depreciation on fixed maturity investments is included, net of tax, in shareholders' equity.

          The fair value and amortized cost of bonds on deposit with various insurance regulatory agencies was $461.6 million and $446.5 million, respectively, at December 31, 1995. Additionally, U.S. Treasury Notes with an amortized cost of $7.8 million and fair value of $8.0 million were pledged as collateral for surety bonds which were issued to various states in lieu of depositing bonds.

          At December 31, 1995 and 1994, there were no investments in any one investee exceeding 10% of shareholders' equity.




NOTE THREE:                                                          REINSURANCE

     The Company reinsures certain risks with other insurance companies. Such arrangements serve to limit the Company's maximum loss on catastrophes and large or unusually hazardous risks. The Company is liable for reinsurance ceded in the event its reinsurers do not meet their obligations. The Company's reserves for nonrecoverable reinsurance were $7.4 million and $7.5 million as of December 31, 1995 and 1994, respectively. Under certain of the reinsurance agreements, funds are held to secure performance of reinsurers in meeting their obligations. The amount of such funds was $30.5 million and $39.6 million at December 31, 1995 and 1994, respectively.

          Estimated losses recoverable from reinsurers and the ceded portion of unearned premiums are reported as assets.

          Losses and loss adjustment expenses of $152.8 million, $207.2 million, and $229.2 million as of December 31, 1995, 1994, and 1993, respectively, are net of cessions of $27.3 million, $21.2 million, and $26.0 million, respectively.

          While the Company is not in the business of assuming reinsurance risks, it is required to accept certain assigned risks and other legally mandated reinsurance obligations.

          Premiums for the years ended December 31, were as follows.

     In millions                             1995      1994       1993
     Direct written premiums               $196.6    $250.8     $285.7
     Reinsurance ceded to
      other companies                       (30.4)    (19.7)     (17.0)
     Reinsurance assumed from
      other companies                        13.8      17.8       15.6
                                           ------    ------     ------
     Net written premiums                  $180.0    $248.9     $284.3
                                           ======    ======     ======
     Direct earned premiums                $223.9    $281.9     $306.8
     Reinsurance ceded to
      other companies                       (29.2)    (20.1)     (17.4)
     Reinsurance assumed from
      other companies                        13.4      17.9       26.0
                                           ------    ------     ------
     Net earned premiums                   $208.1    $279.7     $315.4
                                           ======    ======     ======
     Percentage of reinsurance
      assumed to net earned premiums          6.4 %     6.4 %      8.2 %
     -----------------------------------------------------------------



                                      13-9

                                                                      EXHIBIT 13

NOTE FOUR:                      RESERVES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

     The following table provides a reconciliation of reserves for losses and loss adjustment expenses for the years ended December 31, 1995, 1994, and 1993.

     In millions                                  1995       1994      1993
     Reserves for losses and loss
      adjustment expenses at
      beginning of year                       $1,196.3   $1,284.1  $1,390.9

     Losses and loss adjustment expenses:
      Provision for losses and loss
       adjustment expenses for claims
       occurring in the current year             183.6      235.3     238.5
      Increase (decrease) in estimated
       losses and loss adjustment expenses
       for claims occurring in prior years       (15.5)       8.4      16.7
                                              --------   --------  --------
                                                 168.1      243.7     255.2
                                              --------   --------  --------
     Losses and loss adjustment expense
      payments for claims occurring during:
      Current year                                38.4       43.7      42.9
      Prior years                                265.1      287.8     319.1
                                              --------   --------  --------
                                                 303.5      331.5     362.0
                                              --------   --------  --------
     Reserves for losses and loss adjustment
      expenses at end of year                 $1,060.9   $1,196.3  $1,284.1
                                              ========   ========  ========
     ----------------------------------------------------------------------

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

          Liabilities assumed from other insurance companies under reinsurance contracts is subject to the same factors, and further exacerbated by extended lags between the date of occurrence and the date of the Company's notification of the claim.

          Reserves for such difficult-to-estimate liabilities are established by examining the facts of tendered claims and adjusted in the aggregate for ultimate loss expectations based upon historical experience patterns and current socio-economic trends. Due to these factors, among others, the process cannot provide an exact forecast of future payments. Rather, it produces a best estimate of liability as of a certain date. Management believes the reserves for loss and loss adjustment expenses established are adequate and the associated estimate of reinsurance recoverable is reasonable. While the eventual ultimate liability and reinsurance recoverable may differ from the current estimates, management does not believe that the difference will have a material effect, either adversely or favorably, on the Company's financial position and results of operations.

          The Company has discounted certain workers compensation-type reserves using a maximum interest rate of 3.5 percent. The amount of unamortized discount was $23.3 million at December 31, 1995 and 1994.




                                     13-10

                                                                      EXHIBIT 13

NOTE FIVE:                                                          INCOME TAXES

     The Company's income tax provision includes the following components.

     In millions                        1995     1994      1993
     Current tax provision             $ 6.1    $11.6     $20.9
     Deferred tax provision related
      to future tax deductions          11.0     17.7       7.9
     Deferred alternative
      minimum tax provision             (4.3)      --        --
                                       -----    -----     -----
     Income tax provision              $12.8    $29.3     $28.8
                                       =====    =====     =====
     ----------------------------------------------------------

     A reconciliation of the Company's income tax provision to the provision which would have resulted if the tax had been computed at the statutory rate is as follows:

     In millions                                   1995        1994        1993

     Income tax provision at statutory
      tax rates (35%)                             $24.0       $36.8       $41.1
     Tax effect of:
      Tax exempt interest                          (4.7)       (8.0)       (9.0)
      Dividends received deduction                 (4.2)       (2.5)       (2.4)
      Other permanent adjustments, net             (3.4)        2.0         1.7
     Change in the deferred tax receivable
      due to rate change                             --          --        (3.0)
     State income tax provision                     1.1         1.0         0.4
                                                  -----       -----       -----
      Income tax provision                        $12.8       $29.3       $28.8
                                                  =====       =====       =====
     --------------------------------------------------------------------------

     The Company records deferred tax assets for expenses reported for financial reporting purposes before they become deductible for tax purposes. The deferred tax receivable is equal to the theoretical refund which will be received when expenses which have been previously reported for financial purposes become deductible for tax purposes. The Company has recorded a deferred tax asset of $15.7 million at December 31,1995 and $66 million at December 31,1994. The deferred tax receivables at December 31, 1995 and 1994 result from the following tax-effected temporary differences.

     In millions                                     1995         1994
     Deferred liability on unrealized gains        $(60.2)      $(16.6)
     Deferred tax assets:
      Reserve discounting                            68.9         85.4
      Alternative minimum tax                         4.3         --
      Other, net                                      2.7         (2.8)
                                                   ------       ------
     Deferred tax asset, net                       $ 15.7       $ 66.0
                                                   ======       ======
     -----------------------------------------------------------------

     The deferred tax asset for 1995 includes a benefit for $4.3 million for alternative minimum tax which the Company incurred for tax years ended December 31, 1995 and 1994. Alternative minimum tax paid in one year can be recovered in subsequent years to the extent that the regular tax liability for a subsequent year exceeds its alternative minimum tax liability for that year. Realization of the deferred tax asset is dependent upon the Company generating sufficient taxable income in the future to the extent that tax benefits cannot be recovered from taxes paid in the carryback period, generally three years. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

     The deferred tax provision represents the change in the deferred tax receivable or liability, excluding the tax effect of changes in the fair value of available for sale securities.

     The Company paid income tax of $3.1 million, $19.0 million, and $20.8 million in 1995, 1994, and 1993, respectively.


NOTE SIX:                                                   SHAREHOLDERS' EQUITY

     On May 31, 1991, the Company's Certificate of Incorporation was amended to increase the number of shares of $0.10 par value common stock authorized for issuance from 20,000,000 to 35,000,000 shares. Prior to October 1, 1986, the Company was a wholly-owned subsidiary of Teledyne, Inc. In accordance with a preannounced plan, Teledyne distributed its ownership of the Company to its shareholders on a share-for-share basis. As a result, 11,709,478 shares (prior to 3 for 1 stock split in June, 1991) were issued and delivered to the Company's shareholders.

     The Company is also authorized to issue 5,000,000 shares of $0.10 par value preferred stock. No preferred shares were issued or outstanding at December 31, 1995.

     During 1995 and 1994, the Company reacquired and retired 845,766 and 761,500 shares of its common stock, respectively, at prevailing market prices. No shares were reacquired during 1993.

                                     13-11

                                                                    EXHIBIT 13

   The Company's insurance subsidiaries are regulated by the various states and prepare their financial statements in accordance with statutory accounting principles. The amount of statutory net income and surplus (shareholders' equity) for the insurance subsidiaries for the years ended December 31, were as follows.

In millions                      1995    1994      1993
Net income                      $  58.1  $  79.8   $  97.8
Surplus                         $ 709.6  $ 633.6   $ 583.1
------------------------------------------------------------------------------

NOTE SEVEN:                                                NET INVESTMENT INCOME

Investment income and expenses for the years ended December 31, were as follows.

In millions                                   1995        1994        1993
Investment income:
  Interest and dividends on
    fixed maturities                          $ 82.9      $ 99.7      $104.3
  Dividends on equity securities                17.9         9.3        12.1
  Interest on short-term investments             1.2         1.2         0.7
  Other                                          1.1         2.2         2.0
                                              ------      ------      ------
                                               103.1       112.4       119.1
Investment expenses                             (1.1)       (1.7)       (1.0)
                                              ------      ------      ------
Net investment income                         $102.0      $110.7      $118.1
                                              ======      ======      ======
----------------------------------------------------------------------------


NOTE EIGHT:                    UNDERWRITING, ACQUISITION, AND INSURANCE EXPENSES

Underwriting, acquisition, and insurance expenses for the years ended December 31, were as follows.

In millions                         1995      1994      1993
Commissions                         $12.2    $20.0     $23.9
General expenses                     44.8     40.9      44.6
State assessments                     6.8      6.2       6.2
Taxes, licenses, and bureau fees      4.5      7.0       6.9
                                    -----    -----     -----
                                     68.3     74.1      81.6
Amortization (deferral) of policy
acquisition costs                    (1.0)    (1.8)      0.1
                                    -----    -----     -----
                                    $67.3    $72.3     $81.7
                                    =====    =====     =====
--------------------------------------------------------------------------------

Various state insurance laws restrict the amount that may be transferred to Argonaut Group, Inc. from its subsidiaries in the form of dividends without prior approval of regulatory authorities. In addition, that portion of the Company's net equity which results from the difference between statutory insurance practices and generally accepted accounting principles would not be available for dividends. At December 31, 1995, $45.4 million was available for dividends to Argonaut Group without prior regulatory approval. During 1995, dividends of $42.8 million were paid to Argonaut Group.

                                       13-12

                                                                      EXHIBIT 13

NOTE NINE:                                                         BENEFIT PLANS


PENSION
The Company participates in a defined benefit plan which covers substantially all of its employees. The benefits are based on years of service and the employee's compensation during the last ten years of employment. The Company's funding policy is to contribute annually the maximum allowable by the Employee Retirement Income Security Act of 1974, as amended. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.
   The following table sets forth a reconciliation of the plan's funded status and amounts recognized in the Company's balance sheet as of December 31.

In millions                                                 1995     1994
Actuarial present value of benefit obligations:
Accumulated benefit obligation, (vested benefits:
   1995 - $(14.1); 1994 - $(12.6)                          $(14.5)  $(13.1)
                                                           ======   ======
Projected benefit obligation for service
   rendered to date                                        $(20.6)  $(16.7)

Plan assets at fair value, primarily Treasury bonds          25.2     18.7
                                                           ------   ------
Plan assets in excess of projected
   benefit obligation                                         4.6      2.0

Unrecognized net gain from past experience
   different from that assumed and effects of
   changes in assumptions                                    (4.4)    (4.9)

Unrecognized prior service cost                               1.6      1.6

Unrecognized net asset                                       (0.5)    (0.5)
                                                           ------   ------
Pension asset (liability) recognized in the balance sheet  $  1.3   $ (1.8)
                                                           ======   ======
--------------------------------------------------------------------------------


Net pension cost included the following:

In millions                          1995     1994     1993
Service cost-benefits earned
   during the period                 $1.3    $1.8      1.3
Interest cost on projected
   benefit obligation                 1.4     1.2      1.0
Actual return on plan assets         (2.9)   (1.0)    (0.9)
Net amortization                      1.5      --     (0.1)
                                     ----    ----     ----
Net periodic pension cost            $1.3    $2.0     $1.3
                                     ====    ====     ====
--------------------------------------------------------------------------------

In determining the actuarial present value of the projected benefit obligation as of December 31, 1995 and 1994, the weighted average discount rates were 7.50 and 8.00 percent, respectively. The rate of increase in future compensation levels was 4.5 percent and the long-term rate of return on assets was 6.0 percent in 1995 and 1994.

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

                                    Number       Option
                                   of Shares      Price
Outstanding at December 31, 1993   706,400    $ 8.58 - 31.25
   Granted                         254,750    $26.25 - 29.25
   Exercised                       (13,620)   $13.58 - 27.00
   Cancelled                       (22,740)   $13.58 - 31.00
                                   -------
Outstanding at December 31, 1994   924,790
   Granted                         120,600    $30.00
   Exercised                       (19,380)   $ 8.58 - 27.13
   Cancelled                       (55,150)   $19.33 - 31.00
                                   -------
Outstanding at December 31, 1995   970,860
                                   =======
--------------------------------------------------------------------------------

At December 31, 1995, 247,940 shares were available for future grant and 456,860 of the stock options were exercisable.
   In October, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 Accounting for Stock-Based Compensation" (FAS 123). As permitted by FAS 123, the Company will not change its method of accounting for stock options but will provide the additional required disclosures beginning in fiscal 1996.

EMPLOYEE SAVINGS PLANS
Substantially all employees of the Company are eligible to participate in employee savings plans. Under these plans, a percentage of an employee's pay may be contributed to various savings alternatives including, under one plan, investment in the Company's common stock. The plans call for the Company to match the employee's contribution under various formulae. Charges to income related to such Company matching were $0.6 million, $0.5 million, and $0.4 million, in 1995, 1994, and 1993, respectively.


                                      13-13

                                                                      EXHIBIT 13

NOTE TEN:                                                      BUSINESS SEGMENTS

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

   Information on the Company's business segments for the years ended December 31, is as follows.

In millions                           1995     1994      1993
Premiums:
   Workers compensation              $176.7   $240.2    $280.0
   Other insurance                     31.4     39.5      35.4
                                     ------   ------    ------
                                     $208.1   $279.7    $315.4
                                     ======   ======    ======
Pre-tax underwriting income (loss):
   Workers compensation              $ (0.2)  $  3.9    $(10.7)
   Other insurance                    (35.2)   (12.4)      5.1
                                     ------   ------    ------
                                      (35.4)  $ (8.5)   $ (5.6)
Net investment income                 102.0    110.7     118.1
Gains on sales of investments           3.1      3.8       5.4
                                     ------   ------    ------
Income before income taxes           $ 69.7   $106.0    $117.9
                                     ======   ======    ======
--------------------------------------------------------------------------------

NOTE ELEVEN:                                       COMMITMENTS AND CONTINGENCIES


Rental expenses for operating leases, principally for offices, were $3.8 million, $3.5 million, and $3.4 million in 1995, 1994, and 1993, respectively.

   As of December 31, 1995, future minimum noncancellable operating lease commitments are as follows: $3.8 million in 1996, $3.2 million in 1997, $1.7 million in 1998, $0.9 million in 1999, $0.8 million in 2000, and $0.1 million thereafter for a total of $10.5 million.

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

   On November 8, 1988, California voters passed an initiative known as Proposition 103. The Proposition, in part, provides for a rollback of rates for certain lines of business (excluding workers compensation) to 20% below rate levels of November 8, 1987. The Insurance Commissioner rejected the rollback exemption application of the Company's Argonaut Insurance subsidiary, and a hearing on the matter is scheduled for January 29, 1996. The Insurance Commissioner claims that the Company and its subsidiaries have an outstanding Proposition 103 rollback obligation of approximately $13.7 million (before tax), including interest through December 31, 1995 of $5.5 million. The Company contends that it is in compliance with the rate rollback requirements of Proposition 103, and intends to vigorously pursue the defense of this claim.

   The insurance subsidiaries of the Company are parties to legal actions incidental to their business. Based on the advice of counsel, management of the Company believes that the resolution of these matters will not materially affect the Company's financial condition or results of operations.

NOTE TWELVE:                                                       RUN OFF LINES


Although the Company has discontinued active underwriting of hospital liability, medical malpractice liability, and assumed casualty reinsurance, these lines are in run off status, meaning that the Company is still obligated to pay losses incurred on policies written in past years. Each of these lines is characterized by long elapsed periods between the occurrence of a claim and ultimate payment of the settled claim. The Company has a specialized and dedicated staff to administer and settle hospital liability and medical malpractice claims. The following tables present the Company's reserves for losses and loss adjustment expenses and their underwriting income (loss), including detailed information for the years ended December 31.

                                         13-14

RESERVES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES              EXHIBIT 13

In millions                   1995       1994        1993
Run off lines:
  Medical liability         $   12.6  $   15.9    $   34.6
  Hospital liability            49.3      65.4        78.9
  Other *                      134.7     151.5       141.7
                            --------  --------    --------
                               196.6     232.8       255.2
Continuing lines               864.3     963.5     1,028.9
                            --------  --------    --------
Total reserves              $1,060.9  $1,196.3    $1,284.1
                            ========  ========    ========
--------------------------------------------------------------------------------

* Primarily casualty reinsurance assumed


UNDERWRITING INCOME (LOSS)

In millions                     1995       1994        1993
Run off lines:
  Medical liability             $  2.4     $ 5.0       $ 8.5
  Hospital liability               9.9      16.0        26.5
  Other *                        (12.3)     (9.0)      (10.1)
                                ------     -----       -----
                                    --      12.0        24.9

Continuing lines                 (35.4)    (20.5)      (30.5)
                                ------     -----       -----
Total underwriting
  income (loss)                 $(35.4)    $(8.5)      $ 5.6
                                ======     =====       =====
--------------------------------------------------------------------------------

* Primarily casualty reinsurance assumed


NOTE THIRTEEN:                          PERMITTED STATUTORY ACCOUNTING PRACTICES


The Company's insurance subsidiaries prepare their statutory financial statements in accordance with accounting practices prescribed or permitted by the insurance departments of the state of domicile. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.
   The Company's insurance subsidiaries do not apply any permitted statutory accounting practices, which individually or in the aggregate materially affect statutory surplus or risk-based capital.


QUARTERLY FINANCIAL DATA -UNAUDITED        ARGONAUT GROUP, INC. AND SUBSIDIARIES

The following table represents unaudited quarterly financial data for the years ended December 31, 1995 and 1994. In the opinion of management, all adjustments necessary to present fairly the results of operations for such periods have been made. Total revenues and net income include gains on the sale of investments. The Company cannot anticipate when or if similar gains may occur in the future. Since quarterly financial results rely heavily on estimates, caution should be used in drawing specific conclusions from quarterly consolidated results.

In millions except per share amounts                          Three Months Ended

                         March 31   June 30  Sept.30  Dec. 31
1995
Total revenues              $81.0   $81.2    $77.3    $ 73.7
Underwriting income (loss)   (9.0)   (7.1)   (14.1)     (5.2)
Net income                   13.8    15.7     10.3      17.1
Net income per share *       0.56    0.65     0.43      0.71

1994
Total revenues              $96.1   $98.6    $99.0    $100.5
Underwriting income (loss)   (5.0)    1.5      0.4      (5.4)
Net income                   17.4    21.5     20.8      17.0
Net income per share *       0.68    0.84     0.81      0.68
--------------------------------------------------------------------------------

*Net income per share is computed independently for each quarter and the full year based on the respective average number of common shares outstanding; therefore, the sum of the quarterly net income per share data may not equal the net income per share for the year.

                                      13-15

                                                                      EXHIBIT 13

COMMON STOCK MARKET PRICES -UNAUDITED      ARGONAUT GROUP, INC. AND SUBSIDIARIES

The following table shows the high, low, and closing prices during each quarter in the past two years.

Quarter Ended         March 31   June 30   Sept.30   Dec. 31
1995
High                  31 1/4     32 1/2    31 3/4    34 1/2
Low                   27 3/4     29 1/4    29 1/2    28 7/8
Close                 30         31 3/4    30 1/2    32 1/2

1994
High                  31 3/4     30        31        30
Low                   29         26 1/4    27 1/4    27 3/4
Close                 29 1/4     27 3/4    29 3/4    28 1/4
--------------------------------------------------------------------------------



                                       13-16

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS
Earned premium income was $208.1 million, $279.7 million, and $315.4 million in 1995, 1994, and 1993 respectively. This decline is primarily due to the following factors:

- In California, Workers Compensation premiums were subjected to significant rate decreases during 1994, and have experienced further price declines in 1995 under open rating.

- Loss experience on recent policy years for Workers Compensation continues to develop more favorably than anticipated, increasing the amount of premium returned to policyholders under retrospectively rated policies.

- An increasing number of Workers Compensation policies are being written with large deductible provisions, reducing premium, but also reducing exposure to losses. The impact of large deductible programs on inforce premiums is approximately $100 million at December 31, 1995, compared with a $60 million impact at the same point in 1994.

Net investment income was $102.0 million, $110.7 million, and $118.1 million for 1995, 1994, and 1993, respectively. The decreases in 1995 and 1994 are the result of continued lower interest rates and some restructuring of the investment portfolio.
   Pre-tax gains on sales of investments were $3.1 million, $3.8 million, and $5.4 million for 1995, 1994, and 1993, respectively. Gains in all three years resulted primarily from redistribution of assets or bonds called by issuers. We cannot anticipate when or if other gains or losses may occur in the future.
   Losses and loss adjustment expenses were $152.8 million, $207.2 million and $229.2 million in 1995, 1994, and 1993, respectively. The Company's loss ratio, including our run off lines of business, was 81% in 1995, 76% in 1994, and 73% in 1993. The loss ratio in our workers compensation line of business was 63% in 1995, 72% in 1994, and 78% in 1993, reflecting improved loss trends throughout the industry. The loss ratio in other continuing lines of business was 173%, 130%, and 117% in 1995, 1994, and 1993, respectively. The steadily increasing loss ratios were due to higher than anticipated loss development related to business written in 1991 and prior. The amount of future favorable or unfavorable development, if any, cannot be anticipated.
   Underwriting expenses totalled $67.3 million in 1995, $72.3 million in 1994, and $81.7 million in 1993. Underwriting expenses are comprised of three components: commissions and premium taxes, state fees and assessments, and general expenses. The decrease from 1993 was due to a combination of lower commissions and premium taxes, and $4.5 million in interest expense recorded in 1993 related to an ongoing IRS audit for tax years beginning after September 30, 1986. The steady decrease in commissions and premium taxes is primarily due to a decrease in premium volume.
   Policyholder dividend expense was $20.6 million in 1995, $5.9 million in 1994, and $7.3 million in 1993. These charges reflect the loss experience of participating policyholders, the basis for dividend payments.
   Income from operations after tax was $54.9 million in 1995, $74.2 million in 1994, and $85.6 million in 1993. The decreases are primarily due to decreased favorable development in our run off lines of business, and increased reserve strengthening in our other continuing lines of business.


                                       13-17

ARGONAUT GROUP, INC. AND SUBSIDIARIES                                 EXHIBIT 13


LIQUIDITY AND CAPITAL RESOURCES
The Company's insurance subsidiaries require a significant degree of liquidity and adequate capital to meet ongoing obligations to policyholders and claimants and to cover ordinary operating expenses. During the three years ended December 31, 1995, the Company generated sufficient capital from operations and investment income to meet all of its obligations. The Company maintains adequate levels of liquidity and surplus capacity to manage the risks inherent with any differences between the duration of its liabilities and invested assets. Management believes that the Company continues to maintain sufficient liquidity to pay claims and expenses, as well as to cover unforeseen events such as reinsurer insolvencies, inadequate premium rates, or reserve deficiencies.
   Under provisions of the California Insurance Code, there is a maximum amount of dividends which may be paid without prior approval of the Insurance Commissioner. Under these provisions, as of December 31, 1995, Argonaut Insurance could pay a maximum dividend of $45.4 million to Argonaut Group, Inc. without the Insurance Commissioner's approval. During 1995, Argonaut Insurance paid the Company dividends of $42.8 million.
   On April 25, 1995, the Company's Board of Directors increased the quarterly dividend from $0.29 per common share to $0.33 per common share. During 1995, total cash dividends paid by the Company to its shareholders were $1.28 per share.
   On July 27, 1989, the Argonaut Group Board of Directors authorized the repurchase of up to six million shares of its outstanding common stock. It is presently expected that dividends received from the Company's subsidiaries will be the primary source of funds for the stock repurchase program and to meet any other capital requirements the Company may develop.

LEGISLATION
Historically, over 30% of Argonaut's premiums have been generated in California. As part of workers compensation reform legislation, California became an "open rating" state on January 1, 1995. This means that, as was already the case in many other states, workers compensation policies are no longer priced on the basis of uniform rates and rating plans adhered to by all insurance companies. Instead, each company files its own rate schedules and rating plans.

   Also, Argonaut Insurance Company is engaged in continuing discussions with the California Department of Insurance to resolve any potential obligation under Proposition 103. This is discussed in Note 11 to the financial statements.


                                       13-18