Form 10-K405, Exhibit 13
period 1996-12-31
ARGONAUT GROUP INC
filed 1997-03-14
CIK 800082

                                                                    EXHIBIT 13

                     ARGONAUT GROUP, INC. AND SUBSIDIARIES
                            SELECTED FINANCIAL DATA


In millions    For the Years Ended December 31,           1996          1995          1994         1993         1992
                                                        --------      --------      --------     --------     --------
STATEMENT OF OPERATIONS DATA

Premiums
  Workers compensation                                  $  129.5      $  176.7      $  240.2     $  280.0     $  289.6
  Other insurance                                           32.2          31.4          39.5         35.4         38.8
                                                        --------      --------      --------     --------     --------
                                                           161.7         208.1         279.7        315.4        328.4
Net investment income                                       89.5         102.0         110.7        118.1        123.2
Gains on sales of investments                               21.6           3.1           3.8          5.4         18.0
                                                        --------      --------      --------     --------     --------
Total Revenue                                           $  272.8      $  313.2      $  394.2     $  438.9     $  469.6
                                                        ========      ========      ========     ========     ========
Underwriting gain (loss) before
  income taxes:
  Workers compensation                                  $   (7.5)     $   (0.2)     $    3.9     $  (10.7)    $  (32.4)
  Other continuing lines                                  (125.2)        (35.2)        (24.4)       (19.8)       (15.2)
  Run off lines                                           (127.4)            -          12.0         24.9         22.0
                                                        --------      --------      --------     --------     --------
                                                        $ (260.1)     $  (35.4)     $   (8.5)    $   (5.6)    $  (25.6)
                                                        ========      ========      ========     ========     ========
Income (Loss) Before Income Taxes                       $ (149.0)     $   69.7      $  106.0     $  117.9     $  115.6
Provision for income taxes                                 (55.0)         12.8          29.3         28.8         29.3
                                                        --------      --------      --------     --------     --------
Income (Loss) Before Cumulative
  Effect of Accounting Change                              (94.0)         56.9          76.7         89.1         86.3
Cumulative effect of change in
  accounting for income taxes                                  -             -             -            -         61.8
                                                        --------      --------      --------     --------     --------
Net Income (Loss)                                       $  (94.0)     $   56.9      $   76.7     $   89.1     $  148.1
                                                        ========      ========      ========     ========     ========
Income (Loss) Per Common Share:
  Income (Loss) Before Cumulative Effect
    of Accounting Change                                $  (3.92)     $   2.34      $   3.00     $   3.48     $   3.32
Cumulative effect of change in
  accounting for income taxes                                  -             -             -            -         2.38
                                                        --------      --------      --------     --------     --------
  Net Income (Loss) Per Common Share                    $  (3.92)     $   2.34      $   3.00     $   3.48     $   5.70
                                                        ========      ========      ========     ========     ========

BALANCE SHEET DATA

Portfolio investments                                   $1,395.5      $1,489.2      $1,484.8     $1,564.4     $1,566.0
                                                        ========      ========      ========     ========     ========
Total assets                                            $1,979.2      $2,012.3      $2,093.6     $2,182.7     $2,178.1
                                                        ========      ========      ========     ========     ========
Reserves for losses and loss
  adjustment expenses                                   $1,193.7      $1,060.9      $1,196.3     $1,284.1     $1,390.9
                                                        ========      ========      ========     ========     ========
Shareholders' equity                                    $  665.3      $  810.8      $  745.6     $  729.6     $  653.6
                                                        ========      ========      ========     ========     ========
Cash dividends declared per
  common share                                          $   1.44      $   1.28      $   1.12     $   0.96     $   0.80
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






                                      13-1

                                                              EXHIBIT 13


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Shareholders of Argonaut Group, Inc.



We have audited the accompanying consolidated balance sheets of Argonaut
Group, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Argonaut Group, Inc. and subsidiaries as of December 31, 1996 and 1995, and their results of operations and cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As explained in the accompanying notes to the consolidated financial statements, the Company adopted a new accounting standard effective January 1, 1994 for investments in certain debt and equity securities.



/s/ ARTHUR ANDERSEN LLP
-----------------------
ARTHUR ANDERSEN LLP

San Francisco, California
January 5, 1997




                                      13-2

                                                                EXHIBIT 13

                     ARGONAUT GROUP, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS



IN MILLIONS EXCEPT PER SHARE AMOUNT                                 DECEMBER 31,           1996         1995
                                                                                         --------     ---------
ASSETS
Investments:
  Fixed maturities, available for sale, at fair value
    (cost 1996 - $938.5; 1995 - $1,032.9)                                                 $  945.3      $1,063.8
  Equity securities, available for sale, at fair value
    (cost: 1996 - $288.1; 1995 - $252.3)                                                     442.9         393.4
  Short-term investments, available for sale, at fair value                                    6.1          34.9
  Securities in transit                                                                        1.2          (2.9)
                                                                                          --------      --------
                                                                                           1,395.5       1,489.2
Cash and cash equivalent                                                                      30.6          23.3
Accrued investment income                                                                     22.4          23.9
Receivables;
  Reinsurance                                                                                234.6         198.6
  Agents' balances                                                                            76.5          74.0
  Accrued retrospective premiums                                                             115.4         127.3
Cost in excess of net assets purchased                                                        41.1          43.9
Unearned premiums on ceded reinsurance                                                         1.0           2.6
Deferred federal income taxes                                                                 46.8          15.7
Other assets                                                                                  15.3          13.8
                                                                                          --------      --------
                                                                                          $1,979.2      $2,012.3
                                                                                          --------      --------
LIABILITIES AND SHAREHOLDERS' EQUITY

Reserves for losses and loss adjustment expenses                                          $1,193.7      $1,060.9
Unearned premiums                                                                             65.3          64.0
Accrued policyholder dividends                                                                 1.3          (4.9)
Other liabilities                                                                             53.6          81.5
                                                                                          --------      --------
                                                                                           1,313.9       1,201.5
                                                                                          --------      --------

Shareholders' equity:
  Common stock - $.10 par, 35,000,000 shares
    authorized, 23,788,285 and 24,103,703 shares
    issued and outstanding at December 31, 1996
    and December 31, 1995, respectively                                                        2.4           2.4
  Additional paid-in capital                                                                  97.1          97.7
  Retained earnings                                                                          460.9         598.9
  Net unrealized appreciation on securities                                                  104.9         111.8
                                                                                          --------      --------
                                                                                             665.3         810.8
                                                                                          --------      --------
                                                                                          $1,979.2      $2,012.3
                                                                                          --------      --------


The accompanying notes are an integral part of these statements.


                                      13-3

                                                                     EXHIBIT 13
                     ARGONAUT GROUP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                             FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS EXCEPT PER SHARE AMOUNTS)    --------------------------------------
                                             1996          1995          1994
                                             ----          ----          ----


Premiums and other revenue:
  Premiums, net                              $161.7       $208.1        $279.7
  Net investment income                        89.5        102.0         110.7
  Gains on sales of investments                21.6          3.1           3.8
                                            -------       ------        ------
Total Revenue                                 272.8        313.2         394.2
                                            -------       ------        ------
Expenses:
  Losses and loss adjustment expenses         346.2        152.8         207.2
  Underwriting, acquisition, and
    insurance expenses                         64.1         67.3          72.3
  Amortization of cost in excess of
    net assets purchased                        2.8          2.8           2.8
  Policyholder dividends                        8.7         20.6           5.9
                                            -------       ------        ------
Total Expenses                                421.8        243.5         288.2
                                            -------       ------        ------
Income (loss) before income taxes            (149.0)        69.7         106.0
Provision for income taxes                    (55.0)        12.8          29.3
                                            -------       ------        ------
Net Income (Loss)                           $ (94.0)      $ 56.9        $ 76.7
                                            -------       ------        ------
Net Income (Loss) Per Common Share          $ (3.92)      $ 2.34        $ 3.00
                                            -------       ------        ------


The accompanying notes are an integral part of these statements.

                                      13-4

                                                                    EXHIBIT 13
                     ARGONAUT GROUP, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                          NET
                                                         ADDITIONAL                UNREALIZED
                                               COMMON     PAID-IN    RETAINED    APPRECIATION   SHAREHOLDERS'
IN MILLIONS EXCEPT PER SHARE AMOUNTS            STOCK     CAPITAL    EARNINGS   ON SECURITIES          EQUITY
                                               ------   ----------   --------   -------------   -------------
Balance, December 31, 1993                      $ 2.6       $103.3     $566.3          $ 57.4          $729.6
  Cummulative effect of change in
    accounting for fixed maturities                                                      60.6            60.6
  Net income                                                             76.7                            76.7
  Change in net unrealized
    appreciation on securities                                                          (71.0)          (71.0)
Retirement of common stock                       (0.1)        (3.0)     (18.8)                          (21.9)
  Cash dividends ($1.12 per share)                                      (28.7)                          (28.7)
  Stock options exercised                                      0.3                                        0.3
                                                -----       ------     ------          ------          ------
Balance, December 31, 1994                        2.5        100.6      595.5            47.0           745.6
  Net income                                                             56.9                            56.9
  Change in net unrealized
    appreciation on securities                                                           64.8            64.8
Retirement of common stock                       (0.1)        (3.4)     (22.4)                          (25.9)
  Cash dividends ($1.28 per share)                                      (31.1)                          (31.1)
  Stock options exercised                                      0.5                                        0.5
                                                -----       ------     ------          ------          ------
Balance, December 31, 1995                        2.4         97.7      598.9           111.8           810.8
  Net loss                                                              (94.0)                          (94.0)
  Change in net unrealized
    appreciation on securities                                                           (6.9)           (6.9)
Retirement of common stock                                    (1.4)      (9.4)                          (10.8)
  Cash dividends ($1.44 per share)                                      (34.6)                          (34.6)
  Stock options exercised                                      0.8                                        0.8
                                                -----       ------     ------          ------          ------
Balance, December 31, 1996                      $ 2.4       $ 97.1     $460.9          $104.9          $665.3
                                                =====       ======     ======          ======          ======




The accompanying notes are an integral part of these statements.




                                      13-5

                      CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                                   For the Years Ended
                                                                                       December 31,
                                                                               ---------------------------
                                                                                1996       1995     1994
                                                                              -------    -------   -------
                                                                                      (In millions)
Cash flows from operating activities:
  Net income (loss)                                                           $ (94.0)   $  56.9   $  76.7
  Adjustments to reconcile net income (loss) to
    net cash provided by operations:
    Amortization and depreciation                                                12.1       11.9       7.0
    Decrease in accrued investment income                                         1.5        5.7       4.0
    Decrease (increase) in reinsurance receivables                              (36.0)      36.8     (11.1)
    Decrease (increase) in agents' balances                                      (2.5)       1.1      17.4
    Decrease (increase) in accrued retrospective premiums                        11.9      (17.3)    (26.8)
    Decrease (increase) in unearned premiums on ceded reinsurance                 1.6        0.8      (0.2)
    Decrease (increase) in deferred federal income taxes receivable             (27.6)       6.7      18.0
    Increase (decrease) in reserves for losses and loss adjustment expenses     132.8     (135.4)    (87.8)
    Increase (decrease) in unearned premiums                                      1.3       (9.5)     (4.3)
    Increase (decrease) in accrued policyholder dividends                         6.2       (5.2)    (11.8)
    Increase (decrease) in income taxes payable                                 (36.8)       1.3      (7.7)
    Increase (decrease) in other assets and liabilities                           4.4       (1.2)      4.4
                                                                              -------    -------   -------
                                                                                (25.1)     (47.4)    (22.2)
                                                                              -------    -------   -------
Cash flows from investing activities:
  Sales of fixed maturity investments                                            35.3      220.9     102.2
  Maturities and mandatory calls of fixed maturity investments                  165.5       31.9     123.8
  Sales of equity securities                                                     28.5        4.6        --
  Purchases of fixed maturity investments                                      (112.6)      (2.2)    (77.1)
  Purchases of equity securities                                                (64.4)    (155.4)    (72.9)
  Decrease (increase) in short-term investments                                  28.8        0.3     (20.8)
  Other, net                                                                     (4.1)      (2.1)      5.1
                                                                              -------    -------   -------
                                                                                 77.0       98.0      60.3
                                                                              -------    -------   -------
Cash flows from financing activities:
  Repurchase of common stock                                                    (10.8)     (25.9)    (21.9)
  Payment of cash dividend                                                      (34.6)     (31.1)    (28.7)
  Exercise of stock options                                                       0.8        0.5       0.3
                                                                              -------    -------   -------
                                                                                (44.6)     (56.5)    (50.3)
                                                                              -------    -------   -------
Increase (decrease) in cash and cash equivalents                                  7.3       (5.9)    (12.2)
Cash and cash equivalents, beginning of period                                   23.3       29.2      41.4
                                                                              -------    -------   -------
Cash and cash equivalents, end of period                                      $  30.6    $  23.3   $  29.2
                                                                              ========    ======    ======
Additional disclosure:
  Income taxes paid                                                           $    9.2    $  3.1    $ 19.0
                                                                              ========    ======    ======


        The accompanying notes are an integral part of these statements.



                                      13-6

                                                                      EXHIBIT 13

ARGONAUT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1   BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

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

        Argonaut Great Central specializes in commercial multiple-peril, workers compensation, and umbrella coverages specifically for food merchants, restaurants, churches, and laundry/dry cleaners. They also provide workers compensation for mid-sized accounts, generally with annual premiums of $100,000 to $300,000.

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

        The financial statements include the accounts and operations of Argonaut Group, Inc. and its subsidiaries. All material intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified to conform with the current year's presentation.

        For purposes of reporting cash flows, cash and cash equivalents include cash on hand and securities with an original maturity of less than ninety days.

INVESTMENTS

Investments in fixed maturities at December 31, 1996 and 1995 include bonds, notes, and redeemable preferred stocks. Equity securities include common and nonredeemable preferred stocks. Short-term investments consist of funds which are in excess of the Company's near term operating and claims paying needs and are invested in repurchase agreements, commercial paper, and money market funds.

        All Investments are considered available for sale and are carried at fair value. Fair values for fixed maturity investments and equity securities are based on quoted market prices or dealer quotes. Unrealized appreciation or depreciation on fixed maturity investments and equity securities is included, net of applicable deferred income taxes, in shareholders' equity. Gains and losses on sales of investments are computed on the specific identification method and are reflected in total revenue.

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

RECEIVABLES

Agents' balances are presented net of a reserve for uncollectible accounts of $1.4 million and $1.9 million at December 31, 1996 and 1995 respectively.

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

COST IN EXCESS OF NET ASSETS PURCHASED

Cost in excess of net assets purchased of $41.1 million at December 31, 1996 and $43.9 million at December 31, 1995, relate to Teledyne, Inc.'s acquisition of Argonaut Insurance Company in 1969, and is net of accumulated amortization of $28.6 million and $25.8 million, respectively. Cost in excess of net assets purchased is being amortized on a straight-line basis


22                                    13-7

                                                                EXHIBIT 13


over a 25-year period beginning October 1, 1986. At each balance sheet date, the Company evaluates the recoverability of its cost in excess of net assets purchased in relation to anticipated future cash flows on an undiscounted basis. If the carrying value of the cost in excess of net assets purchased exceeds anticipated future cash flows on an undiscounted basis, then the cost in excess of net assets purchased is deemed to be impaired and written down to the value of the anticipated future cash flows. Based on this annual assessment, the Company expects its cost in excess of net assets purchased to be fully recovered.

RECOGNITION OF PREMIUM REVENUE & RELATED EXPENSES

Premium revenue is recognized ratably over the period to which the premium relates. Policy acquisition costs, included in other assets, consisting primarily of commissions and premium taxes, are deferred and amortized over the period in which the related premium is earned. Deferred policy acquisition costs are limited to their estimated realizable value based on the related unearned premium and take into account anticipated claims and claims expenses, based on historical and current experience, and anticipated investment income.

PER SHARE DATA

Per share data have been computed based on the weighted average number of shares outstanding, which were: 23,984,543, 24,286,245, and 25,541,039 shares for the years ending December 31, 1996, 1995, and 1994, respectively. The potential dilution of common stock equivalents, such as stock options, is not material; therefore, they are not included in the calculation of per share data.

2       INVESTMENTS

Gains on sales and calls of investments for the years ended December 31, were as follows.

--------------------------------------------
In millions             1996    1995    1994
                       ---------------------

Fixed maturities       $ 0.3    $2.9    $3.8
Equity securities       21.3     0.2      --
                       ---------------------
                       $21.6    $3.1    $3.8
--------------------------------------------

The amortized cost and market values of fixed maturity investments as of December 31, were as follows.

------------------------------------------------------------------------------------------------------------------------------
In millions                                                             1996                                             1995
                             -------------------------------------------------------------------------------------------------
                              Amortized        Gross        Gross       Fair   Amortized        Gross        Gross       Fair
                                   Cost   Unrealized   Unrealized      Value        Cost   Unrealized   Unrealized      Value
                                               Gains       Losses                               Gains       Losses

U.S. Treasury securities        $766.6         $6.4         $1.2      $771.9    $  863.8        $27.2        $ --      $ 891.0
U.S. Government Agencies          47.5          0.1          0.5        47.1          --          --           --           --
Obligations of states and
   political subdivisions        110.7          1.8          0.2       112.2       138.4          3.4        (0.6)       141.2
Corporate securities                --           --           --          --        16.0          0.3          --         16.3
Redemptive preferred stock        13.7          0.6          0.2        14.1        14.7          0.7        (0.1)        15.3
                                ----------------------------------------------------------------------------------------------
                                $938.5         $8.9         $2.1      $945.3    $1,032.9        $31.6       $(0.7)    $1,063.8
------------------------------------------------------------------------------------------------------------------------------

23


                                     13 - 8

                                                                EXHIBIT 13


The amortized cost and market value of fixed maturity investments as of December 31, 1996, by contractual maturity, are shown below.

-------------------------------------------------------------------------------
        In millions                         Amortized          Fair
                                              Cost             Value
                                            ---------         ------
        Due in one year or less               $376.2          $379.6
        Due after one year to five years       455.5           459.9
        Due after five years to ten years      104.7           104.0
        Due after ten years                      2.1             1.8
                                              ------          ------
                                              $938.5          $945.3

-------------------------------------------------------------------------------

The expected maturities may differ from the contractual maturities because debtors may have the right to call or prepay obligations without penalties.

        Proceeds from sales of fixed maturity investments were $35.7 million, $224.2 million, and $102.2 million in 1996, 1995, and 1994 respectively. Gross gains of $0.4 million, $4.0 million, and $4.1 million and gross losses of $0, $0.7 million, and $0.3 million were realized on those sales in 1996, 1995 and 1994, respectively.

        The fair value and amortized cost of bonds on deposit with various insurance regulatory agencies was $463.9 million and $459.7 million, respectively, at December 31, 1996. Additionally, U.S. Treasury Notes with an amortized cost of $7.7 million and fair value of $7.8 million were pledged as collateral for surety bonds which were issued to various states in lieu of depositing bonds.

        At December 31, 1996 and 1995, there were no investments in any one investee exceeding 10% of shareholders' equity.

3  REINSURANCE

The Company reinsures certain risks with other insurance companies. Such arrangements serve to limit the Company's maximum loss on catastrophes and large or unusually hazardous risks. The Company is liable for reinsurance ceded in the event its reinsurers do not meet their obligations. The Company's reserves for nonrecoverable reinsurance were $7.4 million as of both December 31, 1996 and 1995. Under certain of the reinsurance agreements, funds are held to secure performance of reinsurers in meeting their obligations. The amount of such funds was $29.3 million and $30.5 million at December 31, 1996 and 1995, respectively.

        Estimated losses recoverable from reinsurers and the ceded portion of unearned premiums are reported as assets.

        Losses and loss adjustment expenses of $346.2 million, $152.8 million, and $207.2 million for the years ending December 31, 1996, 1995, and 1994, respectively, are net of cessions of $55.4 million, $27.3 million, and $21.2 million, respectively.

        While the Company is not in the business of assuming reinsurance risks, it is required to accept certain assigned risks and other legally mandated reinsurance obligations.

        In previous years, the Company actively assumed various forms of casualty reinsurance for which it continues to maintain reserves for loss and loss adjustment expenses (Note 12).

        Premiums for the years ended December 31, were as follows.

-------------------------------------------------------------------------------
In millions                        1996            1995           1994
                                  ------          ------         ------
Direct written premiums           $187.8          $196.6         $250.8
Reinsurance ceded to
  other companies                  (15.6)          (30.4)         (19.7)
Reinsurance assumed from
  other companies                    4.0            13.8           17.8
                                  ------          ------         ------
Net written premiums              $176.2          $180.0         $248.9
                                  ======          ======         ======
Direct earned premiums            $172.2          $223.9         $281.9
Reinsurance ceded to
  other companies                  (17.4)          (29.2)         (20.1)
Reinsurance assumed from
  other companies                    6.9            13.4           17.9
                                  ------          ------         ------
Net earned premiums               $161.7          $208.1         $279.7
                                  ======          ======         ======
Percentage of reinsurance
  assumed to net earned premiums     4.3%            6.4%           6.4%

-------------------------------------------------------------------------------




24                                   13 - 9

                                                                     EXHIBIT 13

4       RESERVES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

The following table provides a reconciliation of reserves of losses and loss adjustment expenses for the years ended December 31, 1996, 1995, and 1994.

------------------------------------------------------------------------------
In millions                              1996           1995            1994
                                       --------       --------        --------
Reserves for losses and loss
  adjustment expenses at
  beginning of year                    $1,060.9       $1,196.3        $1,284.1

Losses and loss adjustment expenses:
  Provision for losses and loss
  adjustment expenses for claims
  occurring in the current year           178.8          183.6           235.3

  Increase (decrease) in estimated
    losses and loss adjustment
    expenses for claims occurring
    in prior years                        240.3          (15.5)            8.4
                                       --------       --------        --------
                                          419.1          168.1           243.7
                                       --------       --------        --------
Losses and loss adjustment
  expenses payments for claims
  occurring during:
  Current year                             42.1           38.4            43.7
  Prior years                             244.2          265.1           287.8
                                       --------       --------        --------
                                          286.3          303.5           331.5
                                       --------       --------        --------
Reserves for losses and loss
  adjustment expenses at
  end of year                          $1,193.7       $1,060.9        $1,196.3
------------------------------------------------------------------------------

Reserves for losses and loss adjustment expenses represent the estimated indemnity cost and related adjustment expenses necessary to investigate and settle claims. Such estimates are based upon individual case estimates for reported claims, estimates from ceding companies for reinsurance assumed, and actuarial estimates for losses which have been incurred but not yet reported to the insurer. Any change in probable ultimate liabilities is reflected in current operating results.

        The ultimate cost of claims, particularly liability claims, is difficult to predict for several reasons including, the uncertain time period for reporting claims, changes in the legal environment and court decisions and federal and state legislation which may dramatically increase the liability between the time a policy is written and associated claims are ultimately resolved.

        As an example, liability for exposure to toxic substances and environmental impairment, which did not appear likely or even exist when the policies were written, has been imposed by legislators and judicial interpretation. Tort liability has been expanded by some jurisdictions to cover defective workmanship.

        Liabilities assumed from other insurance companies under reinsurance contracts is subject to the same factors, and further complicated by long periods of time between the date of occurrence and the date of the Company's notification of the claim.

        Loss reserves were increased by $229 million in the third quarter. These reserves relate primarily to adverse developments affecting construction defect claims, asbestos and environmental claims, and claims relating to the construction of the subway system in Los Angeles. Policies covering construction defects were written for the most part from 1984 through 1990. Environmental claims relate primarily to policies written in the 1970s and early 1980s. Company policies covering the Los Angeles subway construction were non-renewed effective June 30, 1996.

        The additional charges for increased reserves included $123 million for unfavorable loss developments under reinsurance contracts assumed in the early and mid-1970s. This line of business has not been written since the mid-70s and has been in a run off mode since that time. The reserve increase principally relates to asbestos and environmental exposure.

        Reserves for such difficult-to-estimate liabilities are established by examining the facts of tendered claims and adjusted in the aggregate for ultimate loss expectations based upon historical experience patterns and current socio-economic trends. Due to these factors, and others, the process cannot provide an exact forecast of future payments. Rather, it produces a best estimate of liability as of a certain date.

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

        The Company discounted certain workers compensation pension-type reserves using a maximum interest rate of 3.5% in 1996 and 1995. The amount of unamortized discount was $26.7 million at December 31, 1996 and $23.3 million at December 31, 1995.

25



                                    13 - 10

                                                                EXHIBIT 13
5 INCOME TAXES

The Company's income tax provision includes the following components.

-----------------------------------------------------------------------------
In Millions                               1996           1995            1994
                                        -------------------------------------

Current tax provision                   $(27.6)         $ 6.1           $11.6
Deferred tax provision related to:
   Future tax deductions                  (6.7)          11.0            17.7
   Net operating loss carryforward       (18.8)            --              --
   Deferred alternative minimum
      tax provision                       (1.9)          (4.3)             --
                                        -------------------------------------
Income tax provision                    $(55.0)         $12.8           $29.3
-----------------------------------------------------------------------------

A reconciliation of the Company's income tax provision to the provision which would have resulted if the tax had been computed at the statutory rate is as follows.

-----------------------------------------------------------------------------
In Millions                               1996           1995            1994
                                        -------------------------------------

Income tax provision at statutory
   tax rates (35%)                      $(52.6)         $24.0           $36.8
Tax effect of:
   Tax exempt interest                    (1.9)          (4.7)           (8.0)
   Dividends received deduction           (5.0)          (4.2)           (2.5)
   Other permanent adjustments, net        3.4           (3.4)            2.0
State income tax provision                 1.1            1.1             1.0
                                        -------------------------------------
Income tax provision                    $(55.0)         $12.8           $29.3
-----------------------------------------------------------------------------

Deferred taxes arise from temporary differences in the recognition of revenue and expenses for tax and financial reporting purposes. Net deferred tax assets at December 31, 1996 and 1995 result from the following tax-effected temporary differences.

-----------------------------------------------------------------------------
In Millions                               1996           1995            1994
                                        -------------------------------------

Deferred liability on
   unrealized gains                     $(56.5)        $(60.2)         $(16.6)
Deferred tax assets:
   Reserve discounting                    74.9           68.9            85.4
   Alternative minimum tax                 6.3            4.3              --
   Net operating loss carryforward        18.8             --              --
   Other, net                              3.3            2.7            (2.8)
                                        -------------------------------------
Deferred tax asset, net                 $ 46.8          $15.7           $66.0
-----------------------------------------------------------------------------

Realization of deferred tax assets is dependent upon the Company's generation of sufficient taxable income in the future to recover tax benefits that cannot be recovered from taxes paid in the carryback period, generally three years. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The Company has a regular federal tax net operating loss carryforward of $53.7 million which will expire after 2011.

6 SHAREHOLDERS' EQUITY

The Company is authorized to issue 5,000,000 shares of $0.10 par value preferred stock. No preferred shares were issued or outstanding at December 31, 1996.

        During 1996 and 1995, the Company reacquired and retired 360,245 and 845,766 shares of its common stock, respectively, at prevailing market prices.

        The Company's insurance subsidiaries are regulated by the various states in which they do business and prepare their financial statements in accordance with statutory accounting principles. The amount of statutory net income and surplus (shareholders' equity) for the insurance subsidiaries for the years ended December 31, were as follows.

-----------------------------------------------------------------------------
In Millions                               1996           1995            1994
                                       --------------------------------------

Net income (loss)                      $(126.1)        $ 56.2          $ 77.1
Surplus                                $ 468.9         $631.1          $552.6
-----------------------------------------------------------------------------

Various state insurance laws restrict the amount that may be transferred to Argonaut Group, Inc. from its subsidiaries in the form of dividends without prior approval of regulatory authorities. In addition, that portion of the Company's net equity which results from the difference between statutory insurance practices and generally accepted accounting principles would not be available for dividends. At December 31, 1996, $17.6 million was available for dividends to Argonaut Group without prior regulatory approval. During 1996, dividends of $45.0 million were paid to Argonaut Group.

26                                      13-11

                                                                      EXHIBIT 13

7       NET INVESTMENT INCOME

        Investment income and expenses for the years ended December 31, were as follows.

-------------------------------------------------------------------------------
In millions                             1996            1995            1994
Investment income:
  Interest and dividends on
    fixed maturities                    $69.2           $ 82.9          $ 99.7
  Dividends on equity securities         24.2             17.9             9.3
  Interest on short-term
    investments                           1.6              1.2             1.2
  Other                                   1.2              1.1             2.2
                                        -----           ------          ------
                                         96.2            103.1           112.4
Investment expenses                      (1.0)            (1.1)           (1.7)
Interest relating to Prop 103 (Note 11)  (5.7)               -               -
                                        -----           ------          ------
Net investment income                   $89.5           $102.0          $110.7
-------------------------------------------------------------------------------

8       UNDERWRITING, ACQUISITION, AND INSURANCE EXPENSES

        Underwriting, acquisition, and insurance expenses for the years ended December 31, were as follows.

-------------------------------------------------------------------------------
In millions                             1996            1995            1994
Commissions                             $13.0           $12.2           $20.0
General expenses                         44.3            44.8            40.9
State assessments                         3.1             6.8             6.2
Taxes, licenses, and bureau fees          4.3             4.5             7.0
                                        -----           -----           -----
                                         64.7            68.3            74.1
Amortization (deferral) of
  policy acquisition costs               (0.6)           (1.0)           (1.8)
                                        -----           -----           -----
                                        $64.1           $67.3           $72.3
-------------------------------------------------------------------------------

9       BENEFIT PLANS

        PENSION

        The company sponsors a qualified defined benefit plan which covers substantially all of its employees. The benefits are based on years of service and the employee's compensation during the last ten years of employment. The Company's funding policy is to contribute annually the maximum allowable by the Employee Retirement Income Security Act of 1974, as amended. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

        The Company also maintains a non-qualified unfunded supplemental defined benefit plan designed to compensate individuals to the extent their benefits under the Company's qualified plan are curtailed due to Internal Revenue Code Limitations.

        The following table sets forth a reconciliation of the plan's funded status and amounts recognized in the Company's balance sheet as of December 31 with respect to the qualified and non-qualified pension plans.

-------------------------------------------------------------------------------
In millions                                             1996            1995
Actuarial present value of benefit obligations:
Accumulated benefit obligation (vested benefits:
  1996-$(16.2); 1995-$(14.1)                            $(16.7)         $(14.5)
                                                        ------          ------
Projected benefit obligation for service
  rendered to date                                      $(21.9)         $(20.6)
Plan assets at fair value, primarily Treasury bonds       27.1            25.2
                                                        ------          ------
Plan assets in excess of projected
  benefit obligation                                       5.2             4.6
Unrecognized net gain from past experience
  different from that assumed and effects of
  changes in assumptions                                  (4.4)           (4.4)
Unrecognized prior service cost                            1.4             1.6
Unrecognized net asset                                    (0.4)           (0.5)
Adjustment required to recognize
  minimum liability                                       (0.5)              -
                                                        ------          ------
Pension asset recognized in the Balance Sheet           $  1.3          $  1.3
-------------------------------------------------------------------------------

27                                   13-12

                                                                      EXHIBIT 13

Net pension cost included the following.

-------------------------------------------------------------
(In million)                             1996    1995    1994
                                        -----   -----   -----
Service cost-benefits earned
  during the period                     $ 1.5   $ 1.3   $ 1.8
Interest cost on projected
  benefit obligation                      1.4     1.4     1.2
Actual return on plan assets             (1.4)   (2.9)   (1.0)
Net amortization                         (0.3)    1.5       -
                                        -----   -----   -----
Net periodic pension cost               $ 1.2   $ 1.3   $ 2.0
                                        =====   =====   =====
-------------------------------------------------------------

In determining the actuarial present value of the projected benefit obligation as of December 31, 1996 and 1995, the weighted average discount rate was 7.5%. The rate of increase in future compensation levels was 4.5% and the long-term rate of return on assets was 6.0% in 1996 and 1995.

STOCK OPTIONS

In August 1986, the Board of Directors of Argonaut Group, Inc. adopted the 1986 Stock Option Plan covering an aggregate 1,500,000 shares of Argonaut Group, Inc. Common Stock. Under the 1986 Stock Option Plan, options to purchase shares of Argonaut Group, Inc. Common Stock may be granted to certain key employees. On April 23, 1996, shareholders approved an amendment to the Plan increasing the number of shares from 1,500,000 to 2,000,000. The options may be incentive stock options or nonqualified stock options. If incentive options are granted, the exercise price of the options will be the fair market value of the shares on the date that the option is granted. The exercise price of nonqualified stock options to be granted can be below the fair market value of the shares on the grant date. To date all options granted have been at the fair market value of the shares on the date of grant, and as such, no compensation expense has been recognized as accounted for under APB Opinion No. 25. The options are nontransferable and are exercisable in installments.

In October, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based
Compensation" (FAS 123). As permitted by FAS 123, the Company will not change its method of accounting for stock options but has provided the additional required disclosures in the tables below. The additional compensation costs that would have been recorded if the Company had adopted FAS 123 are not material.

Because the FAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

At December 31, 1996, 639,190 shares were available for future grant. The option are fully vested after 6 years and expire after 11 years.

A summary of the status of the Company's stock option plan at December 31, 1996 and 1995 is presented in the table below.

------------------------------------------------------------------------------------------------------------
                                                                  1996                            1995
                                                   Number   Weighted-Average       Number   Weighted-Average
                                                of Shares     Exercise Price    of Shares     Exercise Price
                                                ---------   ----------------    ---------   ----------------
Outstanding at beginning of the year              970,860             $22.32      924,790             $21.60
  Granted                                         168,250              32.86      120,600              30.00
  Exercised                                       (43,440)             17.39      (19,380)             22.16
  Cancelled                                       (59,500)             30.23      (55,150)             27.05
                                                ---------                         -------
Outstanding at end of the year                  1,036,170              $23.79     970,860             $22.32
Exercisable at end of year                        521,040               18.13     456,860              16.06
Weighted-average fair value of options
  granted during the year                                              $ 4.69                         $ 4.93
------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 1996.

----------------------------------------------------------------------------------------------------------------------
                                                                                                               Options
                                                                 Options Outstanding                       Exercisable
                                     Number    Weighted-Average  -------------------         Number   ----------------
      Range of                  Outstanding           Remaining     Weighted-Average    Exercisable   Weighted-Average
Exercise Price                  at 12/31/96    Contractual Life       Exercise Price    at 12/31/96     Exercise Price
--------------                  -----------    ----------------     ----------------    -----------   ----------------
$8.58 to $23.75                     374,920           2.75 yrs.              $14.32        366,940              $14.14
$26.25 to $33.00                    661,250           8.33 yrs.              $29.15        154,100              $27.62
----------------------------------------------------------------------------------------------------------------------

28
                                     13-13

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively; risk-free rates of 6.00, 6.04, and 6.31% for options issued in 1996 and 7.08% and 6.79% for options issued in 1995; expected dividend yields of 4.62 and 4.17%; expected lives of 5.51 and 4.85 years; and expected volatility of 15.39 and 15.82%.

EMPLOYEE SAVINGS PLANS

Substantially all employees of the Company are eligible to participate in employee savings plans. Under these plans, a percentage of an employee's pay may be contributed to various savings alternatives including, under one plan, investment in the Company's common stock. The plans call for the Company to match the employee's contribution under various formulae. Charges to income related to such Company matching were $0.6 million, $0.6 million, and $0.5 million, in 1996, 1995, and 1994, respectively.

10  BUSINESS SEGMENTS

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

        Information on the Company's business segments for the years ended December 31, is as follows.


In millions                              1996            1995            1994
                                        -------         ------          ------
Premiums:
  Workers compensation                  $ 129.5         $176.7          $240.2
  Other insurance                          32.2           31.4            39.5
                                        -------         ------          ------
                                        $ 161.7         $208.1          $279.7

Pre-tax underwriting income (loss):
  Workers compensation                  $  (7.5)        $ (0.2)         $  3.9
  Other insurance                        (252.6)         (35.2)          (12.4)
                                        -------         ------          ------
                                        $(260.1)        $(35.4)         $ (8.5)
Net investment income                      89.5          102.0           110.7
Gains on sales of investments              21.6            3.1             3.8
                                        -------         ------          ------
Income (loss) before income taxes       $(149.0)        $ 69.7          $106.0
                                        =======         ======          ======

11  COMMITMENTS AND CONTINGENCIES

Rental expenses for operating leases, principally for offices, were $3.8 million, $3.8 million, and $3.5 million in 1996, 1995, and 1994, respectively.

        As of December 31, 1996, future minimum noncancellable operating lease commitments are as follows: $3.8 million in 1997, $2.5 million in 1998, $1.7 million in 1999, $1.5 million in 2000, $1.3 million in 2001, and thereafter for a total of $10.9 million.

        The Company's insurance subsidiaries are members of the statutorily created insolvency guarantee associations in all states where they are authorized to transact business. These associations were formed for the purpose of paying the claims of insolvent companies. The Company is assessed its pro rata share of such claims based on its premium writings, subject to a maximum annual assessment per line of insurance. Such costs can generally be recovered through surcharges on future premiums. The Company does not believe that assessments on current insolvencies will have a material effect on its financial condition or results of operations.

        On November 8, 1988, California voters passed an initiative known as Proposition 103. The Proposition, in part, provided for a rollback of rates for certain lines of business (excluding workers compensation) to 20% below the rate levels of November 8, 1987. The Insurance Commissioner rejected the rollback exemption. The California Insurance Commissioner adopted a decision by an Administrative Law Judge granting the Insurance Department's Proposition 103 rate rollback claim for $7.4 million plus interest accrued. Although the Company is appealing the decision, it has recorded pre-tax reserves of $13.1 million ($8.5 million net after tax) consisting of policyholder dividend expense of $7.4 million and $5.7 million interest expense.





                                     13-14

        On August 30, 1996, the Los Angeles County Metropolitan Transportation Authority (MTA) filed a civil action against the Company alleging breach of contract, breach of the covenant of good faith and fair dealing, and requesting ancillary relief in the form of an accounting, an injunction and restitution in connection with allegations regarding failures to perform under certain contracts of insurance. The MTA contends that it has been damaged by an unspecified amount.
        The Company has responded to the Complaint, and brought certain counterclaims against the MTA, and possibly others, in connection with the facts underlying the lawsuit. The Company believes it has meritorious defenses, and intends to vigorously contest these claims. The Company is unable, with any degree of certainty, to comment upon the range of any potential loss, or whether such an outcome is probable or remote, in light of the lack of any discovery conducted in the case, and the preliminary investigation conducted thus far.
        The insurance subsidiaries of the Company are parties to legal actions incidental to their business. Based on the advice of counsel, management of the Company believes that the resolution of these matters will not materially affect the Company's financial condition or results of operations.

12      RUN OFF LINES

Although the Company has discontinued active underwriting of hospital liability, medical malpractice liability, and assumed casualty reinsurance, these lines are in run off status, meaning that the Company is still obligated to pay losses incurred on policies written in past years. Each of these lines is characterized by long elapsed periods between the occurrence of a claim and ultimate payment of the settled claim. The Company has a specialized and dedicated staff to administer and settle hospital liability and medical malpractice claims. The following tables present the Company's reserves for losses and loss adjustment expenses and their underwriting loss, including detailed information for the years ended December 31.

RESERVES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

----------------------------------------------------------------
In millions                 1996            1995            1994
                          ------          ------          ------
Run off lines:
  Medical liability     $   11.2        $   12.6        $   15.9
  Hospital liability        46.6            49.3            65.4
  Other*                   229.4           134.7           151.5
                          ------          ------          ------
                           287.2           196.6           232.8
Continuing lines           906.5           864.3           963.5
                        --------        --------        --------
Total reserves          $1,193.7        $1,060.9        $1,196.3
----------------------------------------------------------------
*Primarily casualty reinsurance assumed


UNDERWRITING INCOME (LOSS)

----------------------------------------------------------------------
In millions                           1996           1995         1994
                                   -------         ------       ------
Run off lines:
  Medical liability                $   0.0         $  2.4       $  5.0
  Hospital liability                   0.1            9.9         16.0
  Other*                            (127.5)         (12.3)        (9.0)
                                   -------         ------       ------
                                    (127.4)           0.0         12.0
Continuing lines                    (132.7)         (35.4)       (20.5)
                                   -------         ------       ------
Total underwriting income (loss)   $(260.1)        $(35.4)      $ (8.5)
----------------------------------------------------------------------
*Primarily casualty reinsurance assumed



                                     13-15

                                                                EXHIBIT 13

PERMITTED STATUTORY ACCOUNTING PRACTICES

The Company's insurance subsidiaries prepare their statutory financial statements in accordance with accounting practices prescribed or permitted by the insurance departments of the state in which they are domiciled. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissions ("NAIC"), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed but which the appropriate regulatory agencies has allowed in practice.

The Company's insurance subsidiaries do not apply any permitted statutory accounting practices, which individually or in the aggregate materially affect statutory surplus or risk-based capital.

QUARTERLY FINANCIAL DATA -- UNAUDITED

The following table represents unaudited quarterly financial data for the years ended December 31, 1996 and 1995. In the opinion of management, all adjustments necessary to present fairly the results of operations for such periods have been made. Total revenues and net income include gains on the sale of investments. The Company cannot anticipate when or if similar gains may occur in the future. Since financial results rely heavily on estimates, caution should be used in drawing specific conclusions from quarterly consolidated results.


In millions except per share amounts                                                     Three months ended
                                        -------------------------------------------------------------------
                                        March 31        June 30         September 30            December 31

1996
Total revenues                             $92.4         $ 60.1              $  55.5                  $64.8
Underwriting income (loss)                  (4.5)        $(16.8)              (239.3)                   0.5
Net income (loss)                           27.4            2.3               (139.3)                  15.6
Net income (loss) per share*               $1.14         $ 0.10              $ (5.82)                  0.66

1995
Total revenues                             $81.0         $ 81.2              $  77.3                  $73.7
Underwriting income (loss)                  (9.0)          (7.1)               (14.1)                  (5.2)
Net income                                  13.8           15.7                 10.3                   17.1
Net income per share                        0.56           0.65                 0.43                   0.71


*Net income per share is computed independently for each quarter and the full year based on the respective average number of common shares outstanding; therefore, the sum of the quarterly net income per share data may not equal the net income per share for the year.

COMMON STOCK MARKET PRICES -- UNAUDITED

The following table shows the high, low, and closing prices during each quarter in the past two years.


Quarter Ended           March 31        June 30         September 30         December 31
                        ----------------------------------------------------------------

1996
High                      35             34-1/4               31-1/2              32-1/4
Low                       30-1/4         30-1/2               28-3/8              27-1/4
Close                     31             31-1/4               29-1/2              30-3/4

1995
High                      31-1/4         32-1/2               31-3/4              34-1/2
Low                       27-3/4         29-1/4               29-1/2              28-7/8
Close                     30             31-3/4               30-1/2              32-1/2


                                     13-16

                                                                EXHIBIT 13

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
                            AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

Earned premium income was $161.7 million, $208.1 million, and $279.7 million in 1996, 1995, and 1994 respectively. This decline is primarily due to the following factors:

        Loss experience on recent policy years for Workers Compensation continues to develop more favorably than anticipated, increasing the amount of premium returned to policyholders under retrospectively rated policies.

        A significant number of Workers Compensation policies are being written with large deductible provisions, reducing premium, but also reducing exposure to losses. The impact of large deductible programs on inforce premiums is approximately $100 million at both December 31, 1996 and 1995, up from $60 million at December 31, 1994.

        Net investment income was $89.5 million, $102.0 million, and $110.7 million for 1996, 1995, and 1994, respectively. The decrease is largely the result of $5.7 million in interest related to the potential Proposition 103 obligation. Lower interest rates, some restructuring of the investment portfolio, and negative cash flow as claims from discontinued lines of business are paid also contribute to the decrease.

        Pre-tax gains on sales of investments were $21.6 million, $3.1 million, and $3.8 million for 1996, 1995, and 1994, respectively. The current year gain resulted primarily from Federal Paper Board's sale to International Paper for a combination of cash and International Paper stock. We cannot anticipate when or if other gains or losses may occur in the future.

        Losses and loss adjustment expenses were $346.2 million, $152.8 million and $207.2 million in 1996, 1995, and 1994, respectively. The Company's loss ratio, including our run off lines of business, was 214% in 1996, 81% in 1995, and 76% in 1994. The loss ratio in our workers compensation line of business was 63% in 1996 and 1995, and 72% in 1994, reflecting improved loss trends throughout the industry. The loss ratio in other continuing lines of business was 427%, 173%, and 130% in 1996, 1995, and 1994, respectively. The significant increase in the current year loss ratio reflects charges for increased loss reserves of $229 million recorded in the third quarter. The increased claim costs are related mostly to asbestos and environmental exposure on certain general liability policies written in the 1970s and early 1980s, and from reinsurance contracts assumed in the early 1970s. Additional charges also relate to construction defect claims related to general liability policies written for the most part from 1984 through 19909, and claims stemming from construction of the subway system administered by the Los Angeles County Metropolitan Transportation Agency (LACMTA). Company policies covering the (LACMTA) construction were non-renewed effective June 30, 1996. This is further discussed in Note 4 of the financial statements.

        Establishing reserve liabilities for asbestos and environmental claims is subject to significant uncertainties that make reserve estimation difficult. Legal decisions have tended to expand insurance coverage beyond the intent of the policies, and the disposition of such claims often requires lengthy and costly litigation. Uncertainties as to required clean-up remedies and difficulties in identifying the responsible parties add further to the complexity of reserve estimation for these claims. To best manage these uncertainties, Argonaut has long had, and recently expanded, a special claims unit dedicated to handling asbestos and environmental claims and the run-off of assumed reinsurance and medical malpractice claims.

        Because the Company was primarily a reinsurer in the asbestos and environmental lines, claims are handled by the primary insurance carrier.
There has been a significant increase in the number of new claims received by the primary insurance carriers, and many of their existing claims have recently been settled and paid, or difficult coverage issues resolved through litigation. This has resulted in a sharp increase in the number and severity of new claims being reported to reinsurers, including claims relating to Argonaut's coverage during the period from 1971 through 1975. As a result of this recent trend, sources such as A.M. Best and the Reinsurance Association of America have developed better industry data regarding the potential future liability for this line.

        The additional adjustments made in general liability related primarily to construction defect claims, and claims relating to the construction of the subway system in Los Angeles, California. General liability policies for contractors, later construed to cover construction defects, were written for the most part from 1984 through 1990, with claims limited primarily to California and Hawaii. Recent court decisions, including a significant case decided in June, 1996, and increasing claim activity led the Company to do an extensive review of this area, including a policy-by-policy review by the claims staff to estimate potential exposure, and a detailed actuarial review.

        In the opinion of management, the Company's reserves for each of these liability issues represent the Company's best estimate of its ultimate liabilities, based on currently known facts, current law, current technology, and assumptions considered reasonable where facts are not known. Due to significant uncer-

                                     13-17
tainties and related management judgments, however, there can be no assurance that future loss development, favorable or unfavorable, can be accurately predicted.

        Underwriting expenses totaled $64.1 million in 1996, $67.3 million in 1995, and $72.3 million in 1994. Underwriting expenses are composed of four components: general expenses, commissions, premium taxes, and state fees and assessments. The $3.2 million decrease from 1995 is due primarily to lower state assessments.

        Policyholder dividend expense was $8.7 million in 1996, $20.6 million in 1995, and $5.9 million in 1994. These charges reflect the loss experience of participating policyholders, the basis for dividend payments. Particularly in California, with the advent of open rating in 1995, fewer participating policies are being written. 1996 policyholder dividend expense includes $7.4 million that could be returned to policyholders under California Proposition 103 (described below).

        Loss from operations after tax was $108.0 million in 1996 compared to income of $54.9 million in 1995, and $74.2 million in 1994. Operations for the year were impacted primarily by the significant increase in claim reserves related to asbestos and environmental exposure recorded in the third quarter and the establishment of reserves for liabilities under California Proposition 103 in the second quarter. These additional charges were partially offset by a large realized gain on sale of investments recorded in the first quarter.

LIQUIDITY AND CAPITAL RESOURCES

The Company's insurance subsidiaries require a significant degree of liquidity and adequate capital to meet ongoing obligations to policyholders and claimants and to cover ordinary operating expenses. During the three years ended
December 31, 1996, the Company generated sufficient capital from operating investment income to meet all of its obligations. The Company maintains adequate levels of liquidity and surplus capacity to manage the risks inherent with any differences between the duration of its liability and invested assets. Management believes that the Company continues to maintain sufficient liquidity to pay claims and expenses, as well as to cover unforeseen events such as reinsurer insolvencies, inadequate premium rates, or reserve deficiencies.

        Under provisions of the California Insurance Code, there is a maximum amount of dividends which can be paid without prior approval of the Insurance Commissioner. Under these provisions, as of December 31, 1996, Argonaut Insurance could pay to Argonaut Group, Inc. a maximum dividend of $17.6 million without the Insurance Commissioner's approval. During 1996, Argonaut Insurance paid the Company dividends of $45.0 million.

        On April 23, 1996, the Company's Board of Directors increased the quarterly dividend from $0.33 per common share to $0.37 per common share. During 1996, total cash dividends paid by the Company to its shareholders were $1.44 per share.

        On July 27, 1989, the Argonaut Group Board of Directors authorized the repurchase of up to six million shares of its outstanding common stock. It is presently expected that dividends received from the Company's subsidiaries will be the primary source of funds for the stock repurchase program and to meet any other capital requirements the Company may develop.

ACCOUNTING CHANGE

In October, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (FAS 123). As permitted by FAS 123, the Company will not change its method of accounting for stock options but has provided the additional required disclosures in Note 9 to the financial statements. The additional compensation costs that would have been recorded if the Company had adopted FAS 123 are not material.

LEGISLATION

Historically, over 30% of Argonaut's premium has been generated in California. As part of workers compensation reform legislation, California became an "open rating" state on January 1, 1995. This means that, as is already the case in many other states, workers compensation policies are no longer priced on the basis of uniform rates and rating plans adhered to by all insurance companies. Instead, each company files its own rate schedules and rating plans.

        Proposition 103 in California, voted into law on November 8, 1988, provides in part for a rollback of rates for certain lines of business (excluding workers compensation) to 20% below rate levels of November 8, 1987. Argonaut Insurance Company is appealing the Insurance Commissioner's rejection of its rollback exemption application but recorded its potential obligation and related interest expense. This is discussed in Note 11 to the financial statements.

                                     13-18