Form 10-K405, Exhibit 13
period 1997-12-31
ARGONAUT GROUP INC
filed 1998-03-25
CIK 800082




                                   EXHIBIT 13
   SELECTED FINANCIAL DATA
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
In millions For the Years Ended December 31,       1997         1996          1995          1994         1993
-------------------------------------------------------------------------------------------------------------------




   STATEMENT OF OPERATIONS DATA
   Premiums:
      Workers compensation                          $140.6       $129.5        $176.7       $240.2       $280.0
      Other insurance                                 24.3         32.2         31.4          39.5         35.4
-------------------------------------------------------------------------------------------------------------------
                                                     164.9        161.7        208.1         279.7        315.4
   Net investment income                              87.2         89.5        102.0         110.7        118.1
   Gains on sales of investments                       4.5         21.6          3.1           3.8          5.4
-------------------------------------------------------------------------------------------------------------------
   Total revenue                                    $256.6       $272.8        $313.2       $394.2        $438.9
===================================================================================================================

   Underwriting gain (loss) before income taxes:
      Workers compensation                          $(24.0)       $(7.5)       $(0.2)         $3.9       $(10.7)
      Other continuing lines                          (8.8)      (125.2)       (35.2)        (24.4)       (19.8)
      Run off lines                                    2.4       (127.4)        -             12.0         24.9
-------------------------------------------------------------------------------------------------------------------
                                                    $(30.4)     $(260.1)      $(35.4)        $(8.5)       $(5.6)
===================================================================================================================

   Income (loss) before income taxes                 $61.3      $(149.0)      $ 69.7        $106.0       $117.9
   Provision for income taxes                         12.8        (55.0)        12.8          29.3         28.8
-------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                 $48.5       $(94.0)      $ 56.9         $76.7        $89.1
===================================================================================================================

   Income (loss) per common share:
      Basic                                          $2.04       $(3.92)       $2.34         $3.00        $3.48
===================================================================================================================

      Diluted                                        $2.02       $(3.92)       $2.32         $2.97        $3.44
===================================================================================================================


   BALANCE SHEET DATA
   Portfolio investments                             $1,369.1     $1,395.5     $1,489.2      $1,484.8     $1,564.4
===================================================================================================================
   Total assets                                      $1,860.5     $1,944.4     $1,977.5      $2,058.8     $2,182.7
===================================================================================================================

   Reserves for losses and loss
      adjustment expenses                            $1,024.9     $1,158.8     $1,026.1      $1,161.5     $1,284.1
===================================================================================================================

   Shareholders' equity                              $717.9       $665.3       $810.8        $745.6       $729.6
===================================================================================================================

   Cash dividends declared per
      common share                                   $1.60        $1.44        $1.28        $1.12         $0.96
===================================================================================================================


   The accompanying notes are an integral part of these statements.







                                                       13-1

                                                                     EXHIBIT 13



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders of Argonaut Group, Inc.

We have audited the accompanying consolidated balance sheets of Argonaut Group, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Argonaut Group, Inc. and subsidiaries as of December 31, 1997 and 1996, and their results of operations and cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP

San Francisco, California
January 7, 1998








                                                       13-2

                                                                     EXHIBIT 13



   CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------


   In millions except per share amounts      December 31,                               1997         1996
-------------------------------------------------------------------------------------------------------------------


   ASSETS
   Investments:
      Fixed maturities, available for sale, at fair value                                 $  857.6     $  945.3
         (cost: 1997-$845.8; 1996-$938.5)
      Equity securities, available for sale, at fair value                                   440.1        442.9
         (cost: 1997-$227.4; 1996-$288.1)
      Short-term investments, available for sale, at fair value                               80.9          6.1
      Securities in transit                                                                   (9.5)         1.2
-------------------------------------------------------------------------------------------------------------------
                                                                                           1,369.1      1,395.5
   Cash and cash equivalents                                                                  59.0         30.6
   Accrued investment income                                                                  20.3         22.4
   Receivables:
      Reinsurance                                                                            210.2        234.6
      Agents' balances                                                                        74.2         76.5
      Accrued retrospective premiums                                                          61.8         80.6
   Cost in excess of net assets purchased                                                     38.3         41.1
   Unearned premiums on ceded reinsurance                                                      0.8          1.0
   Deferred federal income taxes receivable                                                   11.5         46.8
   Other assets                                                                               15.3         15.3
-------------------------------------------------------------------------------------------------------------------
                                                                                          $1,860.5     $1,944.4
===================================================================================================================


   LIABILITIES AND SHAREHOLDERS' EQUITY
   Reserves for losses and loss adjustment expenses                                       $1,024.9     $1,158.8
   Unearned premiums                                                                          40.2         65.3
   Accrued policyholder dividends                                                             (2.4)         1.3
   Other liabilities                                                                          79.9         53.6
-------------------------------------------------------------------------------------------------------------------
                                                                                           1,142.6      1,279.1
===================================================================================================================

   Shareholders' equity:
      Common stock - $.10 par,  35,000,000  shares  authorized,  23,854,720  and
         23,788,285 shares issued and outstanding
         at December 31, 1997 and December 31, 1996, respectively                              2.4          2.4
      Additional paid-in capital                                                              98.3         97.1
      Retained earnings                                                                      471.2        460.9
      Net unrealized appreciation on securities                                              146.0        104.9
-------------------------------------------------------------------------------------------------------------------
                                                                                             717.9        665.3
-------------------------------------------------------------------------------------------------------------------
                                                                                          $1,860.5     $1,944.4
===================================================================================================================


   The accompanying notes are an integral part of these financial statements.
                                                       13-3

                                                                     EXHIBIT 13





   CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

   In millions except per share amounts    For the Years Ended December 31,  1997         1996         1995
-------------------------------------------------------------------------------------------------------------------


   Premiums and other revenue:
      Premiums, net                                                           $164.9       $ 161.7       $208.1
      Net investment income                                                     87.2          89.5        102.0
      Gains on sales of investments                                              4.5          21.6          3.1
-------------------------------------------------------------------------------------------------------------------
   Total revenue                                                               256.6         272.8        313.2
-------------------------------------------------------------------------------------------------------------------
   Expenses:
      Losses and loss adjustment expenses                                      112.8         346.2        152.8
      Underwriting, acquisition, and
         insurance expenses                                                     80.6          64.1         67.3
      Amortization of cost in excess of
         net assets purchased                                                    2.8           2.8          2.8
      Policyholder dividends                                                    (0.9)          8.7         20.6
-------------------------------------------------------------------------------------------------------------------
   Total expenses                                                              195.3         421.8        243.5
-------------------------------------------------------------------------------------------------------------------
   Income (loss) before income taxes                                            61.3        (149.0)        69.7
   Provision for income taxes                                                   12.8         (55.0)        12.8
-------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                                         $  48.5      $  (94.0)      $  56.9
===================================================================================================================
   Income (loss) per common share:
      Basic                                                                  $  2.04      $  (3.92)      $  2.34
===================================================================================================================

      Diluted                                                                $  2.02      $  (3.92)      $  2.32
===================================================================================================================


   The accompanying notes are an integral part of these statements.


                                                       13-4

                                                                     EXHIBIT 13






   COSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY




   In millions except per share amounts       Common        Additional     Retained      Net            Shareholders'
                                               Stock        Paid-In        Earnings      Unrealized     Equity
                                                            Capital                      Appreciation
   on Securities
-------------------------------------------------------------------------------------------------------------------


   Balance, December 31, 1994                  $ 2.5         $100.6         $595.5       $  47.0         $745.6

      Net income                                                              56.9                         56.9
      Change in net unrealized
         appreciation on securities                                                         64.8           64.8
      Retirement of common stock                (0.1)          (3.4)         (22.4)                       (25.9)
      Cash dividends ($1.28 per share)                                       (31.1)                       (31.1)
      Stock options exercised                                   0.5                                         0.5
-------------------------------------------------------------------------------------------------------------------
   Balance, December 31, 1995                    2.4           97.7          598.9         111.8          810.8

      Net loss                                                               (94.0)                       (94.0)
      Change in net unrealized
         appreciation on securities                                                         (6.9)          (6.9)
      Retirement of common stock                               (1.4)          (9.4)                       (10.8)
      Cash dividends ($1.44 per share)                                       (34.6)                       (34.6)
      Stock options exercised                                   0.8                                         0.8
-------------------------------------------------------------------------------------------------------------------
   Balance, December 31, 1996                    2.4           97.1          460.9         104.9          665.3

      Net income                                                              48.5                         48.5

      Change in net unrealized
         appreciation on securities                                                         41.1           41.1
      Cash dividends ($1.60 per share)                                       (38.2)                       (38.2)
      Stock options exercised                                   1.2                                         1.2
-------------------------------------------------------------------------------------------------------------------
   Balance, December 31, 1997                  $ 2.4          $98.3         $471.2        $146.0         $717.9
===================================================================================================================


   The accompanying notes are an integral part of these statements.



                                                       13-5

                                                                      EXHIBIT 13





   CONSOLIDATED STATEMENTS OF CASH FLOW
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------


   In millions                        For the Years Ended December 31,      1997          1996         1995
-------------------------------------------------------------------------------------------------------------------

   Cash flows from operating activities:
      Net income (loss)                                                     $   48.5      $  (94.0)     $  56.9
      Adjustments to reconcile net income (loss) to
         net cash used by operations:
         Amortization and depreciation                                          12.1          12.1         11.9
         Decrease in accrued investment income                                   2.1           1.5          5.7
         Decrease (increase) in reinsurance receivables                         24.4         (36.0)        36.8
         Decrease (increase) in agents' balances                                 2.3          (2.5)         1.1
         Decrease (increase) in accrued retrospective premiums                  18.8          11.9        (17.3)
         Decrease in unearned premiums on ceded reinsurance                      0.2           1.6          0.8
         Decrease (increase) in deferred federal income taxes receivable        13.4         (27.6)         6.7
         Increase (decrease) in reserves for losses and loss adjustment
          expenses                                                            (134.0)        132.8       (135.4)
         Increase (decrease) in unearned premiums                              (25.1)          1.3         (9.5)
         Increase (decrease) in accrued policyholder dividends                  (3.7)          6.2         (5.2)
         Increase (decrease) in income taxes payable                            38.6         (36.8)         1.3
         Increase (decrease) in other assets and liabilities                   (15.0)          4.4         (1.2)
-------------------------------------------------------------------------------------------------------------------
                                                                               (17.4)        (25.1)       (47.4)
-------------------------------------------------------------------------------------------------------------------
   Cash flows from investing activities:
      Sales of fixed maturity investments                                       13.0          35.7        224.2
      Maturities and mandatory calls of fixed maturity investments             392.0         165.1         28.6
      Sales of equity securities                                                76.0          28.5          4.6
      Purchases of fixed maturity investments                                 (319.2)       (112.6)        (2.2)
      Purchases of equity securities                                           (15.0)        (64.4)      (155.4)
      Decrease (increase) in short-term investments                            (74.8)         28.8          0.3
      Other, net                                                                10.7          (4.1)        (2.1)
-------------------------------------------------------------------------------------------------------------------
                                                                                82.7          77.0         98.0
-------------------------------------------------------------------------------------------------------------------
   Cash flows from financing activities:
      Repurchase of common stock                                                 -           (10.8)       (25.9)
      Payment of cash dividend                                                 (38.1)        (34.6)       (31.1)
      Exercise of stock options                                                  1.2           0.8          0.5
-------------------------------------------------------------------------------------------------------------------
                                                                               (36.9)        (44.6)       (56.5)
-------------------------------------------------------------------------------------------------------------------
   Increase (decrease) in cash and cash equivalents                             28.4           7.3         (5.9)
   Cash and cash equivalents, beginning of period                               30.6          23.3         29.2
-------------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents, end of period                                 $   59.0      $   30.6      $  23.3
===================================================================================================================

   Additional disclosure:
      Income taxes paid                                                    $     0.0      $     9.2      $  3.1
===================================================================================================================


   The accompanying notes are an integral part of these statements.




                                                       13-6

                                                                      EXHIBIT 13

NOTE 1.  BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES


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

BASIS OF PRESENTATION The consolidated financial statements of Argonaut Group, Inc. and subsidiaries have been prepared in accordance with generally accepted accounting principles (GAAP), which differ from statutory insurance accounting practices. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
   The financial statements include the accounts and operations of Argonaut Group, Inc. and its subsidiaries. All material intercompany accounts and transactions have been eliminated. Certain prior year balances have been restated to reflect current year classifications.
   For purposes of reporting cash flows, cash and cash equivalents include cash on hand and securities with an original maturity of less than ninety days.

INVESTMENTS Investments in fixed maturities at December 31, 1997 and 1996 include bonds, notes, and redeemable preferred stocks. Equity securities include common and nonredeemable preferred stocks. Short-term investments consist of funds which are in excess of the Company's near-term operating and claims-paying needs and are invested in repurchase agreements, commercial paper, and money market funds.
   All investments are considered available for sale and are carried at fair value. Fair values for fixed maturity investments and equity securities are based on quoted market prices or dealer quotes. Unrealized appreciation or depreciation on fixed maturity investments and equity securities is included, net of applicable deferred income taxes, in shareholders' equity. Gains and losses on sales of investments are computed on the specific identification method and are reflected in total revenue.

RECEIVABLES Agents' balances are presented net of a reserve for uncollectible accounts of $1.4 million at December 31, 1997 and 1996.
   Accrued retrospective premiums are based upon actuarial estimates of expected ultimate losses. Management believes that the accrued retrospective premium receivable is reasonable. While the eventual receivable may differ from the current estimates, management does not believe that the difference will have a material effect, either adversely or favorably, on the Company's financial position and results of operations.

COST IN EXCESS OF NET ASSETS PURCHASED Cost in excess of net assets purchased of $38.3 million at December 31, 1997 and $41.1 million at December 31, 1996, relate to Teledyne, Inc.'s acquisition of Argonaut Insurance Company in 1969, and is net of accumulated amortization of $31.3 million and $28.6 million, respectively. Cost in excess of net assets purchased is being amortized on a straight-line basis over a 25-year period beginning October 1, 1986. At each balance sheet date, the Company evaluates the recoverability of its cost in excess of net assets purchased in relation to anticipated future cash flows on an undiscounted basis. If the carrying value of the cost in excess of net assets purchased exceeds anticipated future cash flows on an undiscounted basis, then the cost in excess of net assets purchased is deemed to be impaired and written down to the value of the anticipated future cash flows. Based on this annual assessment, the Company expects its cost in excess of net assets purchased to be fully recovered.

                                                       13-7

                                                                      EXHIBIT 13


RECOGNITION OF PREMIUM REVENUE & RELATED EXPENSES Premium revenue is recognized ratably over the period to which the premium relates. Policy acquisition costs, included in other assets, consisting primarily of commissions and premium taxes, are deferred and amortized over the period in which the related premium is earned. Deferred policy acquisition costs are limited to their estimated realizable value based on the related unearned premium and take into account anticipated claims and claims expenses, based on historical and current experience.

PER SHARE DATA In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share", which requires the presentation of "basic" and "diluted" earnings per share ("EPS") and is effective for periods ending after December 15, 1997. Basic EPS is calculated based on the weighted-average number of shares outstanding and diluted EPS includes the effects of dilutive potential common shares. The effect of this accounting change on reported EPS data is as follows.


   For the Year Ended December 31,
-------------------------------------------------------------------------------------------------------------------


                             Income          Shares           Per-Share
                             (Numerator)    (Denominator)       Amount
                            ($ in millions)                   (Dollars)


   Basic EPS:
     Income available to
       common stockholders
       1997                  $ 48.5         23,827,934        $ 2.04
       1996                  $(94.0)        23,984,543        $(3.92)
       1995                  $ 56.9         24,286,245        $ 2.34

   Effect of Dilutive
   Securities:
     Options issued
       1997                                 231,850
       1996                                 247,421
       1995                                 264,248

   Diluted EPS:
     Income available to
     common stockholders +
       assumed conversions
       1997                  $ 48.5         24,059,784        $ 2.02
       1996                  $(94.0)        24,231,964        $(3.92)
       1995                  $ 56.9         24,550,493        $ 2.32
-------------------------------------------------------------------------------------------------------------------


Diluted earnings per common share for 1996 is the same as basic earnings per share because the result of the calculation is antidilutive due to the net operating loss reported for the year.





                                                       13-8

                                                                      EXHIBIT 13





NOTE 2.  INVESTMENTS


Gains on sales and calls of investments for the years ended December 31, were as follows.


In millions                          1997    1996     1995
-------------------------------------------------------------------------------------------------------------------


Fixed maturities                     $0.4   $  0.3     $2.9
Equity securities                     4.1     21.3      0.2
-------------------------------------------------------------------------------------------------------------------
                                     $4.5    $21.6     $3.1
===================================================================================================================


The amortized cost and market values of fixed maturity investments as of December 31, were as follows.


In millions                                                1997
-------------------------------------------------------------------------------------------------------------------



                            Amortized Gross        Gross        Fair
                            Cost      Unrealized   Unrealized   Value
                                      Gains        Losses


U.S. Treasury securities  $454.9      $  5.5       $   -        $460.4
U.S Government agencies    281.2         4.1         -           285.3
Obligations of states and
  political subdivisions    95.8         1.8        0.2           97.4
Redemptive
  preferred stock           13.9         0.8        0.2           14.5
-------------------------------------------------------------------------------------------------------------------
                          $845.8       $12.2       $0.4         $857.6
===================================================================================================================



-------------------------------------------------------------------------------------------------------------------


In millions                                                 1996
-------------------------------------------------------------------------------------------------------------------


                            Amortized    Gross      Gross         Fair
                            Cost         Unrealized Unrealized    Value
                                         Gains      Losses


U.S. Treasury securities    $766.6       $6.4       $1.2          $771.9
U.S Government agencies       47.5        0.1        0.5            47.1
Obligations of states and
  political subdivisions     110.7        1.8        0.2           112.2
Redemptive
  preferred stock             13.7        0.6        0.2            14.1
-------------------------------------------------------------------------------------------------------------------
                            $938.5       $8.9       $2.1          $945.3
===================================================================================================================




                                                       13-9

                                                                  EXHIBIT 13



The amortized cost and market values of fixed maturity investments as of December 31, 1997 by contractual maturity, are shown below.

In millions                               Amortized Fair
                                            Cost    Value
-------------------------------------------------------------------------------------------------------------------


Due in one year or less                    $231.8    $233.0
Due after one year to five years            219.5     222.0
Due after five years to ten years           394.5     402.6
Due after ten years                            -          -
-------------------------------------------------------------------------------------------------------------------
                                           $845.8     $857.6
===================================================================================================================


The expected maturities may differ from the contractual maturities because debtors may have the right to call or prepay obligations without penalties.
   Proceeds from sales of fixed maturity investments were $13.0 million, $35.7 million, and $224.2 million in 1997, 1996, and 1995, respectively. Gross gains of $0.3 million, $0.4 million, and $4.0 million and gross losses of $0 million, $0 million, and $0.7 million were realized on those sales in 1997, 1996, and 1995, respectively.
   At December 31, 1997 the fair value and amortized cost of bonds on deposit with various insurance regulatory agencies were $399.2 million and $404.3 million, respectively. Additionally, U.S. Treasury Notes with an amortized cost of $8.7 million and fair value of $8.8 million were pledged as collateral for surety bonds which were issued to various states in lieu of depositing bonds.
     At December 31, 1997 and 1996,  there were no investments in any one
investee  exceeding 10% of  shareholders'   equity.



                                                       13-10

                                                                     EXHIBIT 13




NOTE 3.  REINSURANCE


The Company reinsures certain risks with other insurance companies. Such arrangements serve to limit the Company's maximum loss on catastrophes and large or unusually hazardous risks. The Company is liable for reinsurance ceded in the event its reinsurers do not meet their obligations. The Company's reserves for nonrecoverable reinsurance were $9.3 million and $9.9 million as of December 31, 1997 and 1996, respectively. Under certain of the reinsurance agreements, funds are held to secure performance of reinsurers in meeting their obligations. The amount of such funds was $25.8 million and $29.3 million at December 31, 1997 and 1996, respectively.
   Estimated losses recoverable from reinsurers and the ceded portion of unearned premiums are reported as assets. Losses and loss adjustment expenses of $112.8 million, $346.2 million, and $152.8 million for the years ending
December 31, 1997, 1996, and 1995, respectively, are net of cessions of $27.1 million, $72.9 million, and $15.3 million, respectively.
   While the Company is not in the business of assuming reinsurance risks, it is required to accept certain assigned risks and other legally mandated reinsurance obligations.
   In previous years, the Company actively assumed various forms of casualty reinsurance for which it continues to maintain reserves for loss and loss adjustment expenses (Note 12).

Premiums for the years ended December 31, were as follows.


In millions                       1997      1996     1995
-------------------------------------------------------------------------------------------------------------------


Direct written premiums           $165.7    $187.8   $196.6
Reinsurance ceded to
  other companies                  (15.8)    (15.6)   (30.4)
Reinsurance assumed from
  other companies                    8.3       4.0     13.8
-------------------------------------------------------------------------------------------------------------------
Net written premiums              $158.2    $176.2   $180.0
===================================================================================================================

Direct earned premiums             176.6     172.2   $223.9
Reinsurance ceded to
  other companies                  (16.0)    (17.4)  (29.2)
Reinsurance assumed from
  other companies                    4.3       6.9    13.4
-------------------------------------------------------------------------------------------------------------------
Net earned premiums               $164.9    $161.7   $208.1
===================================================================================================================

Percentage of reinsurance
  assumed to net earned premiums     2.6%    4.3%    6.4%





                                                       13-11

                                                                    EXHIBIT 13




NOTE 4.  RESERVES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES


The following table provides a reconciliation of reserves for losses and loss adjustment expenses for the years ended December 31, 1997, 1996, and 1995.


In millions                          1997     1996     1995
-------------------------------------------------------------------------------------------------------------------


Reserves for losses and loss
  adjustment expenses at
  beginning of year                  $1,158.9 $1,026.1 $1,161.5

Losses and loss adjustment expenses:
  Provision for losses and loss
    adjustment expenses for claims
    occurring in the current year    132.6    178.8      183.6
  Increase (decrease) in estimated
    losses and loss adjustment
    expenses for claims occurring
    in prior years                    7.3     240.3       (15.5)
-------------------------------------------------------------------------------------------------------------------
                                     139.9    419.1       168.1
-------------------------------------------------------------------------------------------------------------------
Losses and loss adjustment
  expense payments for claims
  occurring during:
  Current year                       39.7      42.1       38.4
  Prior years                        234.2    244.2      265.1
-------------------------------------------------------------------------------------------------------------------
                                     273.9    286.3      303.5
-------------------------------------------------------------------------------------------------------------------
Reserves for losses and
  loss adjustment expenses
  at end of year                     $1,024.9 $1,158.9 $1,026.1
===================================================================================================================

Reserves for losses and loss adjustment expenses represent the estimated indemnity cost and related adjustment expenses necessary to investigate and settle claims. Such estimates are based upon individual case estimates for reported claims, estimates from ceding companies for reinsurance assumed, and actuarial estimates for losses which have been incurred but not yet reported to the insurer. Any change in probable ultimate liabilities is reflected in current operating results.
   The ultimate cost of claims, particularly liability claims, is difficult to predict for several reasons including: the uncertain time period for reporting claims, changes in the legal environment and court decisions, and federal and state legislation which may dramatically increase the liability between the time a policy is written and associated claims are ultimately resolved.
   As an example, liability for exposure to toxic substances and environmental impairment, which did not appear likely or even exist when the policies were written, has been imposed by legislators and judicial interpretation. Tort
liability  has  been  expanded  by  some   jurisdictions   to  cover   defective
workmanship.
   Liabilities assumed from other insurance companies under reinsurance contracts are subject to the same factors, and further complicated by long periods of time between the date of occurrence and the date of the Company's notification of the claim.
   1996 reserves were substantially affected by a $229 million increase of loss reserves, principally relating to certain general liability and reinsurance policies.
   Management believes the reserves for loss and loss adjustment expenses established are adequate and the associated estimate of reinsurance recoverable is reasonable. While the eventual ultimate liability and reinsurance recoverable may differ from the current estimates, management does not believe that the difference will have a material effect, either adversely or favorably, on the Company's financial position and results of operations.
   The Company discounted certain workers compensation pension-type reserves using a maximum interest rate of 3.5% in 1997 and 1996. The amount of unamortized discount was $38.7 million at December 31, 1997 and $26.7 million at December 31, 1996.
                                                       13-12

                                                                    EXHIBIT 13





NOTE 5.  INCOME TAXES


The Company's income tax provision includes the following components.


In millions                         1997     1996     1995
-------------------------------------------------------------------------------------------------------------------


Current tax provision               $(0.3)    $(27.6) $  6.1
Deferred tax provision related to:
  Future tax deductions              18.9       (6.7)   11.0
  Net operating loss carryforward    (5.1)     (18.8)     -
  Deferred alternative minimum
    tax provision                    (0.7)      (1.9)  (4.3)
-------------------------------------------------------------------------------------------------------------------
Income tax provision                $12.8    $(55.0)  $12.8
===================================================================================================================



A reconciliation of the Company's income tax provision to the provision which would have resulted if the tax had been computed at the statutory rate is as follows.


In millions                         1997    1996      1995
-------------------------------------------------------------------------------------------------------------------
Income tax provision at statutory
  tax rates (35%)                   $21.1    $(52.6)  $24.0
Tax effect of:
  Tax exempt interest                (1.7)    (1.9)    (4.7)
  Dividends received deduction       (6.1)    (5.0)    (4.2)
  Other permanent adjustments, net   (1.6)     3.4     (3.4)
State income tax provision            1.1      1.1      1.1
-------------------------------------------------------------------------------------------------------------------
  Income tax provision              $12.8    $(55.0)  $12.8
===================================================================================================================


Deferred taxes arise from temporary differences in the recognition of revenue and expenses for tax and financial reporting purposes. Net deferred tax assets at December 31, 1997, 1996, and 1995 result from the following tax-effected temporary differences.


In millions                         1997    1996         1995
-------------------------------------------------------------------------------------------------------------------


Deferred  liability on unrealized
gains                               $(78.6) $(56.5)       $(60.2)
Deferred  tax
assets:
  Reserve discounting                53.8     74.9          68.9
  Alternative minimum tax             6.8      6.3           4.3
  Net operating loss carryforward    23.9     18.8            -
  Other, net                          5.6      3.3           2.7
-------------------------------------------------------------------------------------------------------------------
Deferred tax asset, net             $11.5    $46.8         $15.7
===================================================================================================================


Realization of deferred tax assets is dependent upon the Company's generation of sufficient taxable income in the future to recover tax benefits that cannot be recovered from taxes paid in the carryback period, generally three years. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The Company has a regular federal tax net operating loss carryforward of $68.4 million which will expire after 2011.





                                                       13-13

                                                                      EXHIBIT 13

NOTE 6. SHAREHOLDERS' EQUITY


The Company is authorized to issue 5,000,000 shares of $0.10 par value preferred stock. No preferred shares were issued or outstanding at December 31, 1997.
   During 1996, the Company reacquired and retired 360,245 shares of its common stock at prevailing market prices. No shares were reacquired during 1997.
   The Company's insurance subsidiaries are regulated by the various states in which they do business and prepare their financial statements in accordance with statutory accounting principles. The amount of statutory net income and surplus (shareholders' equity) for the insurance subsidiaries for the years ended December 31, were as follows.


In millions                   1997       1996      1995
-------------------------------------------------------------------------------------------------------------------


Net income (loss)             $  68.1    $(122.6)  $  58.1
Surplus                       $575.0     $ 487.1   $630.8

-------------------------------------------------------------------------------------------------------------------


Various state insurance laws restrict the amount that may be transferred to Argonaut Group, Inc. from its subsidiaries in the form of dividends without prior approval of regulatory authorities. In addition, that portion of the Company's net equity which results from the difference between statutory insurance practices and generally accepted accounting principles would not be available for dividends. At December 31, 1997, $9.8 million was available for dividends to Argonaut Group without prior regulatory approval. During 1997, dividends of $38.3 million were paid to Argonaut Group.





























                                                       13-14

                                                                      EXHIBIT 13




NOTE 7.  NET INVESTMENT INCOME


Investment income and expenses for the years ended December 31, were as follows.


In millions                         1997     1996     1995
-------------------------------------------------------------------------------------------------------------------


Investment income:
  Interest and dividends on
    fixed maturities                $62.0    $69.2    $82.9
  Dividends on equity securities     20.7     24.2     17.9
  Interest on short-term investments  2.8      1.6      1.2
  Other                               2.1      1.2      1.1
-------------------------------------------------------------------------------------------------------------------
                                     87.6     96.2    103.1
Investment expenses                  (0.4)    (1.0)    (1.1)
Interest relating to Prop 103         -       (5.7)          -
-------------------------------------------------------------------------------------------------------------------
Net investment income               $87.2    $89.5    $102.0
===================================================================================================================










NOTE 8  UNDERWRITING, ACQUISITION, AND INSURANCE EXPENSES


Underwriting, acquisition, and insurance expenses for the years ended December 31, were as follows.


In millions                         1997    1996     1995
-------------------------------------------------------------------------------------------------------------------


Commissions                         $15.8    $13.0    $12.2
General expenses                     45.1     44.3     44.8
State assessments                    12.5      2.2      6.8
Taxes, licenses, and bureau fees      6.0      5.2      4.5
-------------------------------------------------------------------------------------------------------------------
                                     79.4     64.7     68.3
Amortization (deferral) of policy
  acquisition costs                   1.2     (0.6)    (1.0)
-------------------------------------------------------------------------------------------------------------------
                                    $80.6    $64.1    $67.3
===================================================================================================================





                                                       13-15

                                                               EXHIBIT 13






NOTE 9.  BENEFIT PLANS





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


In millions                                       1997       1996
-------------------------------------------------------------------------------------------------------------------


Actuarial present value of benefit obligations:
 Accumulated benefit obligation,
(vested benefits:
  1997-$(19.0); 1996-$(16.2)                      $(19.5)     $(16.7)
===================================================================================================================

Projected benefit obligation for service
  rendered to date                                $(25.6)     $(21.9)
Plan assets at fair value, primarily Treasury
bonds                                              30.6       27.1
-------------------------------------------------------------------------------------------------------------------
Plan assets (less than) in excess of projected
  benefit obligation                               5.0         5.2
Unrecognized net gain (loss) from past experience
  different from that assumed and effects of
  changes in assumptions                          (3.0)       (4.4)
Unrecognized prior service cost                    1.4         1.4
Unrecognized net asset                            (0.4)       (0.4)
Adjustment required to recognize
  minimum liability                               (0.3)       (0.5)
-------------------------------------------------------------------------------------------------------------------
Pension asset recognized in the Balance Sheet     $2.7        $1.3
===================================================================================================================


Net pension cost included the following:


In millions                        1997      1996     1995
-------------------------------------------------------------------------------------------------------------------


Service cost-benefits earned
  during the period                $ 1.5     $ 1.5    $ 1.3
Interest cost on projected
  benefit obligation                 1.6       1.4      1.4
Actual return on plan assets        (1.7)     (1.4)    (2.9)
Net amortization                    (0.2)     (0.3)     1.5
-------------------------------------------------------------------------------------------------------------------
Net periodic pension cost          $ 1.2     $ 1.2    $ 1.3
===================================================================================================================


In determining the actuarial present value of the projected benefit obligation as of December 31, 1997 and 1996, the weighted average discount rate was 7.0% and 7.5% respectively. The rate of increase in future compensation levels was 4.5% and the long-term rate of return on assets was 6.0% in 1997 and 1996.

STOCK OPTIONS In August 1986,  the Board of Directors of Argonaut  Group,  Inc.
 adopted the 1986 Stock Option Plan covering an aggregate 1,500,000 shares of Argonaut Group, Inc. Common Stock. An amendment to

                                                       13-16

                                                                      EXHIBIT 13

the Plan increasing the number of shares of common stock issuable under the Plan from 1,500,000 to 2,000,000 was approved on April 23, 1996 at the Company's Annual Meeting. Under the 1986 Stock Option Plan, options to purchase shares of Argonaut Group, Inc. common stock may be granted to certain key employees. The options may be incentive stock options or nonqualified stock options. If incentive options are granted, the exercise price of the options will be the fair market value of the shares on the date that the option is granted. The exercise price of nonqualified stock options to be granted can be below the fair market value of the shares on the grant date. To date all options granted have been at the fair market value of the shares on the date of grant, and as such, no compensation expense has been recognized as accounted for under APB Opinion No. 25. The options are nontransferable and are exercisable in installments.
   In October, 1995 the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" (FAS 123). As permitted by FAS 123, the Company will not change its method of accounting for stock options but has provided the additional required disclosures in the tables below. The additional compensation costs that would have been recorded if the Company had adopted FAS 123 are not material.
   Because the FAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.
   At December 31, 1997, 529,540 shares were available for future grant. The options are fully vested after 6 years and expire after 11 years.
   A summary of the status of the Company's stock option plan at December 31, 1997, 1996, and 1995 is presented in the table below.

                                                          1997                           1996                 1995
-------------------------------------------------------------------------------------------------------------------


                                     Number       Weighted-Average  Number          Weighted-Average Number    Weighted-Average
                                     of Shares    Exercise Price    of Shares       Exercise Price   of Shares Exercise Price


Outstanding at beginning of the year 1,036,170    $23.79            970,860           $22.32         924,790   $21.60
  Granted                              151,900      29.01           168,250            32.86         120,600    30.00
  Exercised                            (64,880)     17.84           (43,440)           17.39         (19,380)   22.16
  Cancelled                            (42,250)     30.05           (59,500)           30.23         (55,150)   27.05
                                       --------                     --------                         --------
Outstanding at end of the year        1,080,940     $24.63          1,036,170           $23.79       970,860   $22.32
Exercisable at end of year              560,560      19.91          521,040            18.13         456,860    16.06
Weighted-average fair value of options
  granted during the year                          $ 4.26                             $  4.69                 $  4.93

-------------------------------------------------------------------------------------------------------------------


The following table summarizes information about stock options outstanding at December 31, 1997.


                                                                  Options Outstanding                 Options Exercisable
-------------------------------------------------------------------------------------------------------------------


Range of                           Number           Weighted-Average     Weighted-Average        Number      Weighted-Average
Exercise Price                     Outstanding at  Remaining             Exercise Price     Exercisable      Exercise Price
                                   12/31/97        Contractual Life                                          at 12/31/97
-------------------------------------------------------------------------------------------------------------------
$8.58 to $23.75                     327,840        1.75 yrs.               $14.33           327,840          $14.33
$26.25 to $33.00                    753,100        7.83 yrs.               $29.11           232,720          $27.78
                                    -------
                                    1,080,940
-------------------------------------------------------------------------------------------------------------------

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995, respectively: risk-free rates of 6.32% and 6.73% for options issued in 1997, 6.00%, 6.04%, and 6.31% for options issued in 1996, and 7.08% and 6.79% for options issued in 1995; expected dividend yields of 5.10%, 4.62%, and 4.17%; expected lives of 6.15, 5.51, and
4.85 years; and expected volatility of 16.65%, 15.39%, and 15.82%. EMPLOYEE SAVINGS PLANS Substantially all employees of the Company are eligible to participate in employee savings plans. Under these plans, a percentage of an employee's pay may be contributed to various savings alternatives including, under one plan, investment in the Company's common stock. The plans call for the Company to match the employee's contribution under various formulae. Charges to income related to such Company matching were $0.6 million per year in 1997, 1996, and 1995.




                                                       13-17

                                                                    EXHIBIT 13


NOTE 10.  BUSINESS SEGMENTS


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


   In millions                  1997       1996      1995
-------------------------------------------------------------------------------------------------------------------


   Premiums:
     Workers compensation         $140.6    $ 129.5    $176.7
     Other insurance                24.3       32.2      31.4
-------------------------------------------------------------------------------------------------------------------
                                  $164.9    $ 161.7    $208.1
===================================================================================================================

   Pre-tax underwriting income
   (loss):
     Workers compensation        $ (24.0)   $  (7.5)  $  (0.2)
     Other insurance                (6.4)    (252.6)    (35.2)
-------------------------------------------------------------------------------------------------------------------
                                 $ (30.4)   $(260.1)  $ (35.4)
   Net investment income            87.2       89.5     102.0
   Gains on sales of investments     4.5       21.6       3.1
-------------------------------------------------------------------------------------------------------------------
   Income (loss) before income
   taxes                         $  61.3    $(149.0)  $ 69.7
===================================================================================================================



NOTE 11.  COMMITMENTS AND CONTINGENCIES


Rental expenses for operating leases,  principally for offices,  were
$4.0 million, $3.8 million, and $3.8 million in 1997, 1996, and 1995, respectively.
   As of December 31, 1997, future minimum noncancellable operating lease commitments are as follows: $3.6 million in 1998, $2.9 million in 1999, $2.7 million in 2000, $1.8 million in 2001, $1.9 million in 2002 and thereafter for a total of $12.9 million.
   The Company's insurance subsidiaries are members of the statutorily created insolvency guarantee associations in all states where they are authorized to transact business. These associations were formed for the purpose of paying the claims of insolvent companies. The Company is assessed its pro rata share of such claims based on its premium writings, subject to a maximum annual assessment per line of insurance. Such costs can generally be recovered through surcharges on future premiums. The Company does not believe that assessments on current insolvencies will have a material effect on its financial condition or results of operations.
   On August 30, 1996, the Los Angeles County Metropolitan Transportation Authority (MTA) filed a civil action against the Company alleging breach of contract, breach of the covenant of good faith and fair dealing, and requesting ancillary relief in the form of an accounting, an injunction and restitution in connection with allegations regarding failures to perform under certain contracts of insurance. The MTA contends that it has been damaged by an unspecified amount.
   The Company has responded to the Complaint, and brought certain counterclaims against the MTA, and possibly others, in connection with the facts underlying the lawsuit. The Company believes it has meritorious defenses, and intends to vigorously contest these claims. The Company is unable, with any degree of certainty, to comment upon the range of any potential loss, or whether such an outcome is probable or remote, in light of the lack of any discovery conducted in the case, and the preliminary investigation conducted thus far.
   The insurance subsidiaries of the Company are parties to legal actions incidental to their business. Based on the advice of counsel, management of the Company believes that the resolution of these matters will not materially affect the Company's financial condition or results of operations.
                                                       13-18

                                                                     Exhibit 13

NOTE 12.  RUN OFF LINES

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


RESERVES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES


   In millions          1997         1996       1995
-------------------------------------------------------------------------------------------------------------------


   Run off lines:
     Medical liability     $10.7        $11.2      $12.6
     Hospital liability     43.7         46.6       49.3
     Other*                217.8        229.4      134.7
-------------------------------------------------------------------------------------------------------------------
                           272.2        287.2      196.6
   Continuing lines        752.7        871.7      829.5
-------------------------------------------------------------------------------------------------------------------
   Total reserves       $1,024.9     $1,158.9   $1,026.1
===================================================================================================================

   * Primarily casualty reinsurance assumed





UNDERWRITING INCOME (LOSS)


   In millions                1997      1996       1995
-------------------------------------------------------------------------------------------------------------------


   Run off lines:
     Medical liability        $   0.4   $    0.0   $ 2.4
     Hospital liability           1.6        0.1     9.9
     Other*                       0.4     (127.5)  (12.3)
-------------------------------------------------------------------------------------------------------------------
                                  2.4     (127.4)    0.0
   Continuing lines             (32.8)    (132.7)  (35.4)
-------------------------------------------------------------------------------------------------------------------
     Total underwriting loss   $(30.4)  $(260.1)   $(35.4)
===================================================================================================================

   * Primarily casualty reinsurance assumed




NOTE 13.  PERMITTED STATUTORY ACCOUNTING PRACTICES

The Company's insurance subsidiaries prepare their statutory financial statements in accordance with accounting practices prescribed or permitted by the insurance departments of the state in which they are domiciled. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed but which the appropriate regulatory agency has allowed in practice. The Company's insurance subsidiaries do not apply any permitted statutory accounting practices, which individually or in the aggregate materially affect statutory surplus or risk-based capital.

                                                       13-19

                                                                     EXHIBIT 13



QUARTERLY FINANCIAL DATA -- UNAUDITED



The following table represents unaudited quarterly financial data for the years ended December 31, 1997 and 1996. In the opinion of management, all adjustments necessary to present fairly the results of operations for such periods have been made. Total revenues and net income include gains on the sale of investments. The Company cannot anticipate when or if similar gains may occur in the future. Since financial results rely heavily on estimates, caution should be used in drawing specific conclusions from quarterly consolidated results.


In millions except per share amounts        Three Months Ended
-------------------------------------------------------------------------------------------------------------------


                             March 31 June 30  Sept. 30   Dec. 31


1997
Total revenues               $67.9    $60.7    $ 60.3     $67.7
Underwriting (loss)           (1.1)    (6.0)    (10.8)    (12.5)
Net income                    15.5     12.8       9.3      10.9
Income per common share
  Basic*                      0.65     0.54      0.39      0.46
  Diluted*                    0.65     0.54      0.39      0.45

1996
Total revenues               $92.4    $60.1    $ 55.5     $64.8
Underwriting income (loss)    (4.5)   (16.8)   (239.3)      0.5
Net income (loss)             27.4      2.3    (139.3)     15.6
Income (loss) per common
share
  Basic*                      1.14     0.10    (5.82)     0.66
  Diluted*                    1.10     0.10    (5.82)     0.65

--------------------------------------------------------------------------------

*Basic and diluted earnings per share are computed independently for each quarter and the full year based on the respective average number of common shares outstanding; therefore, the sum of the quarterly net income per share data may not equal the net income per share for the year.







COMMON STOCK MARKET PRICES -- UNAUDITED



The following table shows the high, low, and closing prices during each quarter in the past two years.


Quarter Ended       March 31  June 30  Sept. 30   Dec. 31
-------------------------------------------------------------------------------

1997
High                31 1/2     31 3/8    36 3/8    38 1/8
Low                 27 1/4     26 3/4    29 1/2    29 5/8
Close               28         29 1/2    34 7/8    33 7/8

1996
High                35         34 1/4    31 1/2    32 1/4
Low                 30 1/4     30 1/2    28 3/8    27 1/4
Close               31         31 1/4    29 1/2    30 3/4

------------------------------------------------------------

                                                       13-20

                                                                    Exhibit 13


MANAGEMENTS' DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS Earned premium income increased slightly to $164.9 million in 1997 from $161.7 million in 1996, and down from $208.1 million in 1995. Despite new business activity and better retention of renewal accounts, premium continues to be impacted by significant rate decreases in several areas of the country, aggressive competition, and a large percentage of accounts being written with lower premiums as a result of large deductible provisions. The impact of large deductible programs on inforce premium, however, decreased to approximately $86.6 million at December 31, 1997 from approximately $100 million in 1996 and 1995.
   Net investment income was $87.2 million, $89.5 million, and $102.0 million for 1997, 1996, and 1995, respectively. Lower interest rates, some restructuring of the investment portfolio, and negative cash flow as claims from discontinued lines of business are paid contribute to the decrease.
   Pre-tax gains on sales of investments were $4.5 million, $21.6 million, and $3.1 million for 1997, 1996, and 1995, respectively. The 1996 gain resulted primarily from Federal Paper Board's sale to International Paper for a combination of cash and International Paper stock. We cannot anticipate when or if similar gains or losses may occur in the future.
   Losses and loss adjustment expenses were $112.8 million, $346.2 million and $152.8 million in 1997, 1996, and 1995, respectively. 1996 results were substantially affected by a $229 million increase of loss reserves, principally relating to certain liability and reinsurance policies. The Company's loss ratio, including our run off lines of business, was 68% in 1997, 214% in 1996, and 81% in 1995. The loss ratio in our workers compensation line of business was 65% in 1997 and 63% in 1996 and 1995. The loss ratio in other continuing lines of business was 94%, 427%, and 173% in 1997, 1996, and 1995, respectively.
   In the opinion of management, the Company's reserves represent the Company's best estimate of its ultimate liabilities, based on currently known facts, current law, current technology, and assumptions considered reasonable where facts are not known. Due to significant uncertainties and related management judgments, however, there can be no assurance that future loss development, favorable or unfavorable, will not occur.
   Underwriting expenses totaled $80.6 million in 1997, $64.1 million in 1996, and $67.3 million in 1995. Underwriting expenses are composed of four components: general expenses, commissions, premium taxes, and state fees and assessments. The $16.5 million increase is due primarily to an increase in assessments related to mandatory assigned risk pools and a provision for nonrecoverable ceded reinsurance.
   Policyholder dividend expense (recapture) was $(0.9) million in 1997, $8.7 million in 1996, and $20.6 million in 1995. These charges reflect the loss experience of participating policyholders, the basis for dividend payments. Particularly in California, with the advent of open rating in 1995, fewer participating policies are being written.
   After-tax income from operations was $48.5 million in 1997 compared with a loss of $94.0 million in 1996, and income of $56.9 million in 1995. Operations for the current year were impacted primarily by the increased charges in assessments related to mandatory assigned risk pools. The after-tax loss in 1996 was a result of the strengthening of loss reserves discussed above.

LIQUIDITY AND CAPITAL RESOURCES The Company's insurance subsidiaries require a significant degree of liquidity and adequate capital to meet ongoing obligations to policyholders and claimants and to cover ordinary operating expenses. During the three years ended December 31, 1997, the Company generated sufficient capital from operating and investment income to meet all of its obligations. The Company maintains adequate levels of liquidity and surplus capacity to manage the risks inherent with any differences between the duration of its liabilities and invested assets. Management believes that the Company continues to maintain sufficient liquidity to pay claims and expenses, as well as to cover unforeseen events such as reinsurer insolvencies, inadequate premium rates, or reserve deficiencies.
   Under provisions of the California Insurance Code, there is a maximum amount of dividends which can be paid without prior approval of the Insurance
Commissioner. Under these provisions, as of December 31, 1997, Argonaut Insurance could pay to Argonaut Group, Inc. a maximum dividend of $9.8 million without the Insurance Commissioner's approval. During 1997, Argonaut Insurance paid the Company dividends of $38.3 million.


                                                        13-21

                                                                     Exhibit 13

   On April 22, 1997, the Company's Board of Directors increased the quarterly dividend from $0.37 per common share to $0.41 per common share. During 1997, total cash dividends paid by the Company to its shareholders were $1.60 per share.
   On July 27, 1989, the Argonaut Group Board of Directors authorized the repurchase of up to six million shares of its outstanding common stock, of which 5,367,636 have been reacquired to date. It is presently expected that dividends received from the Company's subsidiaries will be the primary source of funds for the stock repurchase program and to meet any other capital requirements the Company may develop.

ACCOUNTING CHANGE In February of 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS 128). The Company has provided the additional required disclosures on the Statement of Operations and in Note 1 to the financial statements.
   In October, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (FAS 123). As permitted by FAS 123, the Company will not change its method of accounting for stock options but has provided the additional required disclosures in Note 9 to the financial statements. The additional compensation costs that would have been recorded if the Company had adopted FAS 123 are not material.

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






                                                       13-22