Form 10-K405, Exhibit 13
period 1998-12-31
ARGONAUT GROUP INC
filed 1999-03-22
CIK 800082

                                                                     Exhibit 13



Selected Financial Data


In millions   For the Years Ended December 31, 1998          1997         1996         1995       1994

STATEMENT OF OPERATIONS DATA
Premiums:
   Workers compensation                        $  115.6        $  140.6   $  129.5     $  176.7    $   240.2
   Other insurance                                 22.9         24.3          32.2         31.4         39.5
-------------------------------------------------------------------------------------------------------------------
                                                  138.5        164.9         161.7        208.1        279.7
Net investment income                              77.4         87.2          89.5        102.0        110.7
Gains on sales of investments                      51.2          4.5          21.6          3.1          3.8
-------------------------------------------------------------------------------------------------------------------
Total revenue                                  $  267.1       $  256.6    $  272.8     $  313.2     $  394.2
===================================================================================================================

Underwriting gain (loss) before income taxes:
   Workers compensation                       $   (24.1)       $(21.2)     $  (5.3)  $      3.3    $     7.7
   Other continuing lines                          (7.1)        (8.4)       (124.6)       (35.6)       (24.3)
   Run off lines                                    0.6          2.4        (127.4)         -           12.0
-------------------------------------------------------------------------------------------------------------------
                                              $   (30.6)       $   (27.2) $ (257.3)   $   (32.3)  $     (4.6)
===================================================================================================================

Income (loss) before income taxes             $    93.5        $61.3      $ (149.0)      $ 69.7   $   106.0
Provision for income taxes                         30.8         12.8         (55.0)        12.8         29.3
-------------------------------------------------------------------------------------------------------------------
Net income (loss)                             $    62.7        $    48.5    $(94.0)   $    56.9    $    76.7
===================================================================================================================

Net income (loss) per common share:
   Basic                                      $    2.62        $    2.04     $(3.92)   $    2.34     $ 3.00
===================================================================================================================
   Diluted                                    $    2.61        $    2.02     $(3.92)   $    2.32     $ 2.97
===================================================================================================================

BALANCE SHEET DATA
Portfolio investments                          $1,372.8        $1,369.1   $1,395.5     $1,489.2     $1,484.8
===================================================================================================================
Total assets                                   $1,780.6        $1,860.5   $1,944.4     $1,977.5     $2,058.8
===================================================================================================================

Reserves for losses and loss
   adjustment expenses                         $  895.9        $1,024.9   $1,158.8     $1,026.1     $1,161.5
===================================================================================================================
Shareholders' equity                           $  754.4        $  717.9  $  665.3     $  810.8     $  745.6
===================================================================================================================

Cash dividends declared per
   common share                              $    1.64        $    1.60   $1.44       $ 1.28        $ 1.12
===================================================================================================================



The accompanying notes are an integral part of these financial statements.



                                                         13-1

                                                                      Exhibit 13



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders of Argonaut Group, Inc.

We have audited the accompanying consolidated balance sheets of Argonaut Group, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Argonaut Group, Inc. and subsidiaries as of December 31, 1998 and 1997, and their results of operations, comprehensive income and cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP

San Francisco, California
January 7, 1999

























                                                       13-2

                                       3
                                                                 Exhibit 13

Consolidated Balance Sheets

In millions except per share amounts December 31,                                    1998           1997

ASSETS
Investments:
   Fixed maturities, available for sale, at fair value                              $  942.8      $  857.6
     (cost: 1998-$915.5; 1997-$845.8)
   Equity securities, available for sale, at fair value                               408.5          440.1
     (cost: 1998-$197.4; 1997-$227.4)
   Short-term investments, available for sale, at fair value                             19.9         80.9
   Securities in transit                                                                  1.6         (9.5)
-------------------------------------------------------------------------------------------------------------------
                                                                                      1,372.8        1,369.1
Cash and cash equivalents                                                                24.5           59.0
Accrued investment income                                                                18.7           20.3
Receivables:
   Reinsurance                                                                          196.1          210.2
   Agents' balances                                                                      63.8           74.2
   Accrued retrospective premiums                                                        52.8           61.8
Cost in excess of net assets purchased                                                   35.5           38.3
Unearned premiums on ceded reinsurance                                                    0.9            0.8
Deferred federal income taxes receivable, net                                             -             11.5
Other assets                                                                             15.5           15.3
-------------------------------------------------------------------------------------------------------------------
                                                                                     $1,780.6       $1,860.5
===================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Reserves for losses and loss adjustment expenses                                     $  895.9       $1,024.9
Unearned premiums                                                                        36.8           40.2
Accrued policyholder dividends                                                           (2.5)          (2.4)
Deferred federal income taxes payable, net                                               14.2            -
Other liabilities                                                                        81.8           79.9
-------------------------------------------------------------------------------------------------------------------
                                                                                      1,026.2        1,142.6
===================================================================================================================

Shareholders' equity:
   Common  stock -- $.10  par,  35,000,000  shares  authorized,  24,077,792  and
     23,854,720 shares issued and outstanding
     at December 31, 1998 and December 31, 1997, respectively                             2.4            2.4
   Additional paid-in capital                                                           102.9           98.3
   Retained earnings                                                                    494.1          471.2
   Net unrealized appreciation on securities                                            155.0          146.0
   ---------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                                                                        754.4          717.9
-------------------------------------------------------------------------------------------------------------------
                                                                                     $1,780.6       $1,860.5
===================================================================================================================


   The accompanying notes are an integral part of these financial statements.


                                                       13-3

                                                                     Exhibit 13

Consolidated Statements of Operations


In millions except per share amounts    For the Years Ended December 31,    1998         1997         1996





Premiums and other revenue:
   Premiums, net                                                           $ 138.5       $164.9      $ 161.7
   Net investment income                                                      77.4         87.2         89.5
   Gains on sales of investments                                              51.2          4.5         21.6
   ---------------------------------------------------------------------------------------------------------
Total revenue                                                                267.1        256.6        272.8
------------------------------------------------------------------------------------------------------------
Expenses:
   Losses and loss adjustment expenses                                        95.1        112.8        346.2
   Underwriting, acquisition, and insurance expenses                          74.9         80.6         64.1
   Amortization of cost in excess of net assets purchased                      2.8          2.8          2.8
   Policyholder dividends                                                      0.8         (0.9)         8.7
   ---------------------------------------------------------------------------------------------------------
Total expenses                                                               173.6        195.3        421.8
------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                             93.5         61.3       (149.0)
Provision for income taxes                                                    30.8         12.8        (55.0)
-------------------------------------------------------------------------------------------------------------
Net income (loss)                                                         $   62.7      $  48.5     $  (94.0)
===================================================================================================================

Net income (loss) per common share:
  Basic                                                                    $   2.62      $  2.04     $  (3.92)
===================================================================================================================
  Diluted                                                                  $   2.61      $  2.02     $  (3.92)
===================================================================================================================


The accompanying notes are an integral part of these financial statements.





                                                       13-4

                                                                      Exhibit 13



Consolidated Statements of Comprehensive Income



In millions except amounts per share                                        1998         1997         1996
(Unaudited)


Net income (loss)                                                            $62.7        $48.5      $ (94.0)

Other comprehensive income:
   Unrealized gain on securities:
     Gain arising during the year                                             65.0         67.7         11.0
     Reclassification adjustment for gains included in net income            (51.2)        (4.5)       (21.6)
     --------------------------------------------------------------------------------------------------------
Other comprehensive income (loss) before tax                                  13.8         63.2        (10.6)
Income tax expense related to other comprehensive income (loss)                4.8         22.1         (3.7)
-------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss), net of tax                                  9.0         41.1         (6.9)
-------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                                  $71.7        $89.6      $(100.9)
===================================================================================================================

The accompanying notes are an integral part of these financial statements.





                                                       13-5

                                                                   Exhibit 13

Consolidated Statements of Shareholders' Equity



In millions except per share amounts           Common   Additional      Retained         Net          Shareholders'
                                                Stock      Paid-In      Earnings      Unrealized       Equity
                                                           Capital                    Appreciation     on Securities


Balance, December 31, 1995                         $2.4      $  97.7        $598.9       $111.8       $810.8
   Net loss                                                                  (94.0)                    (94.0)
   Change in net unrealized
     appreciation on securities                                                            (6.9)        (6.9)
   Retirement of common stock                                   (1.4)         (9.4)                    (10.8)
   Cash dividends ($1.44 per share)                                          (34.6)                    (34.6)
   Stock options exercised                                       0.8                                     0.8
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                          2.4         97.1         460.9        104.9        665.3
   Net income                                                                 48.5                      48.5
   Change in net unrealized
     appreciation on securities                                                            41.1         41.1
   Cash dividends ($1.60 per share)                                          (38.2)                    (38.2)
   Stock options exercised                                       1.2                                     1.2
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                          2.4         98.3         471.2        146.0        717.9
   Net income                                                                 62.7                      62.7
   Change in net unrealized
     appreciation on securities                                                             9.0          9.0
   Retirement of common stock                                                 (0.5)                     (0.5)
   Cash dividends ($1.64 per share)                                          (39.3)                    (39.3)
   Stock options exercised                                       4.6                                     4.6
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                         $2.4       $102.9        $494.1       $155.0       $754.4
===================================================================================================================



The accompanying notes are an integral part of these financial statements.







                                                       13-6

                                                                      Exhibit 13


Consolidated Statements of Cash Flow



In millions                      For the Years Ended December 31,           1998         1997         1996


Cash flows from operating activities:
   Net income (loss)                                                      $   62.7     $   48.5      $ (94.0)
   Adjustments to reconcile net income (loss) to
     net cash used by operations:
     Amortization and depreciation                                             8.6         12.1         12.1
     Decrease in accrued investment income                                     1.6          2.1          1.5
     Decrease (increase) in reinsurance receivables                           14.1         24.4        (36.0)
     Decrease (increase) in agents' balances                                  10.4          2.3         (2.5)
     Decrease in accrued retrospective premiums                                9.0         18.8         11.9
     Decrease (increase) in unearned premiums on ceded reinsurance            (0.1)         0.2          1.6
     Decrease (increase) in deferred federal income taxes receivable          20.8         13.4        (27.6)
     Increase (decrease) in reserves for losses and loss adjustment expenses(129.0)      (134.0)       132.8
     Increase (decrease) in unearned premiums                                 (3.4)       (25.1)         1.3
     Increase (decrease) in accrued policyholder dividends                    (0.1)        (3.7)         6.2
     Increase (decrease) in income taxes payable                               6.8         38.6        (36.8)
     Increase (decrease) in other assets and liabilities                      (6.9)       (15.0)         4.4
     --------------------------------------------------------------------------------------------------------
                                                                              (5.5)       (17.4)       (25.1)
------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Sales of fixed maturity investments                                        13.0         13.0         35.7
   Maturities and mandatory calls of fixed maturity investments               45.1        392.0        165.1
   Sales of equity securities                                                248.3         76.0         28.5
   Purchases of fixed maturity investments                                  (335.1)      (319.2)      (112.6)
   Purchases of equity securities                                            (15.0)       (15.0)       (64.4)
   Decrease (increase) in short-term investments                              61.0        (74.8)        28.8
   Other, net                                                                (11.1)        10.7         (4.1)
   ----------------------------------------------------------------------------------------------------------
                                                                               6.2         82.7         77.0
------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Repurchase of common stock                                                 (0.5)         -          (10.8)
   Payment of cash dividend                                                  (39.3)       (38.1)       (34.6)
   Exercise of stock options                                                   4.6          1.2          0.8
   ---------------------------------------------------------------------------------------------------------
                                                                             (35.2)       (36.9)       (44.6)
-------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                             (34.5)        28.4          7.3
Cash and cash equivalents, beginning of period                                59.0         30.6         23.3
------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                  $   24.5     $   59.0      $  30.6
===================================================================================================================

Additional disclosure:
   Income taxes paid                                                     $     1.7      $        -     $    9.2
===================================================================================================================



                    The accompanying notes are an integral part of these financial statements.

                                                       13-7

                                                                      Exhibit 13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



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

INVESTMENTS Investments in fixed maturities at December 31, 1998 and 1997 include bonds, notes, and redeemable preferred stocks. Equity securities include common and nonredeemable preferred stocks. Short-term investments consist of funds which are in excess of the Company's near-term operating and claims-paying needs and are invested in repurchase agreements, commercial paper, and money market funds. All investments are considered available for sale and are carried at fair value. Fair values for fixed maturity investments and equity securities are based on quoted market prices or dealer quotes. Unrealized appreciation or depreciation on fixed maturity investments and equity securities is included, net of applicable deferred income taxes, in shareholders' equity. Gains and losses on sales of investments are computed on the specific identification method and are reflected in total revenue.

RECEIVABLES Agents' balances are presented net of a reserve for uncollectible accounts of $1.7 million and $1.4 million at December 31, 1998 and 1997 respectively. Accrued retrospective premiums are based upon actuarial estimates of expected ultimate losses. Management believes that the accrued retrospective premium receivable is reasonable. While the eventual receivable may differ from the current estimates, management does not believe that the difference will have a material effect, either adversely or favorably, on the Company's financial position and results of operations.

COST IN EXCESS OF NET ASSETS PURCHASED Cost in excess of net assets purchased of $35.5 million at December 31, 1998 and $38.3 million at December 31, 1997, relate to Teledyne, Inc.'s acquisition of Argonaut Insurance Company in 1969, and is net of accumulated amortization of $34.1 million and $31.3 million, respectively. Cost in excess of net assets purchased is being amortized on a straight-line basis over a 25-year period beginning October 1, 1986. At each balance sheet date, the Company evaluates the recoverability of its cost in excess of net assets purchased in relation to anticipated future cash flows on an undiscounted basis. If the carrying value of the cost in excess of net assets purchased exceeds anticipated future cash flows on an undiscounted basis, then the cost in excess of net assets purchased is deemed to be impaired and written down to the value of the anticipated future cash flows. Based on this annual assessment, the Company expects its cost in excess of net assets purchased to be fully recovered.
                                                         13-8

                                                                     Exhibit 13

RECOGNITION OF PREMIUM REVENUE & RELATED EXPENSES Premium revenue is recognized ratably over the period to which the premium relates. Policy acquisition costs, included in other assets, consisting primarily of commissions and premium taxes, are deferred and amortized over the period in which the related premium is earned. Deferred policy acquisition costs are limited to their estimated realizable value based on the related unearned premium and take into account anticipated claims and claims expenses, based on historical and current experience and investment income.

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

   For the Year Ended December 31,


                                 Income                Shares       Per-Share
                            (Numerator)         (Denominator)          Amount
                              (Millions)                             (Dollars)

   Basic EPS:
     Income available to
       common stockholders
       1998                        $ 62.7          23,954,443             $ 2.62
       1997                        $ 48.5          23,827,934             $ 2.04
       1996                        $(94.0)         23,984,543             $(3.92)
   Effect of Dilutive Securities:
     Options issued
       1998                                            77,000
       1997                                           231,850
       1996                                           247,421
   Diluted EPS:
     Income available to common
       stockholders +
       assumed conversions
       1998                        $ 62.7          24,031,443             $ 2.61
       1997                        $ 48.5          24,059,784             $ 2.02
       1996                        $(94.0)         24,231,964             $(3.92)

Diluted earnings per common share for 1996 is the same as basic earnings per share because the result of the calculation is antidilutive due to the net operating loss reported for the year.

















                                                         13-9

                                                                    Exhibit 13

2.  Investments

Gains on sales and calls of investments for the years ended December 31, were as follows.


   In millions             1998     1997    1996

   Fixed maturities      $  0.2     $0.4    $  0.3
   Equity securities       51.0      4.1      21.3
   ------------------------------------------------
                           $51.2    $4.5    $21.6

=============================================================================



The amortized cost and fair value of fixed maturity investments as of December 31, were as follows.


   In millions                                        1998


                      Amortized    Gross    Gross       Fair
                           Cost Unrealized   Unrealized  Value
                                   Gains    Losses


   U.S. Treasury securities $237.6   $11.0    $   -    $248.6
   U.S Government agencies  585.9     14.1      0.1    599.9
   Obligations of states and
     political subdivisions  78.3      1.7      -       80.0
   Redemptive
     preferred stock         13.7      0.8      0.2     14.3
     -------------------------------------------------------
                            $915.5     $27.6    $0.3   $942.8

=============================================================================



In millions                                           1997


                      Amortized    Gross    Gross     Fair
                           CostUnrealizedUnrealized  Value
                                   Gains   Losses


   U.S. Treasury securities $454.9   $  5.5   $ -      $460.4
   U.S Government agencies   281.2      4.1      -      285.3
   Obligations of states and
     political subdivisions  95.8      1.8      0.2     97.4
   Redemptive
     preferred stock         13.9      0.8      0.2     14.5
     -------------------------------------------------------
                           $845.8    $12.2     $0.4    $857.6

=============================================================================


















                                                       13-10

                                       11
                                                                  Exhibit 13


The amortized cost and market values of fixed maturity investments as of December 31, 1998 by contractual maturity, are shown below.


   In millions

                                      Amortized       Fair
                                           Cost      Value


Due in one year or less                    $119.1     $120.1
   Due after one year to five years         124.5      128.9
   Due after five years to ten years        671.9      693.8
   ---------------------------------------------------------
                                           $915.5     $942.8

===============================================================================


The  expected  maturities  may differ from the  contractual  maturities  because debtors may have the right to call or prepay obligations without penalties. Proceeds from sales of fixed maturity investments were $13.3 million, $13.0 million, and $35.7 million in 1998, 1997, and 1996, respectively. Gross gains of $0.2 million, $0.3 million, and $0.4 million and no gross losses were realized on those sales in 1998, 1997, and 1996, respectively. At December 31, 1998 the fair value and amortized cost of bonds on deposit with various insurance regulatory agencies were $422.9 million and $409.6 million, respectively. Additionally, U.S. Treasury Notes with an amortized cost of $6.8 million and fair value of $7.0 million were pledged as collateral for surety bonds which were issued to various states in lieu of depositing bonds. At December 31, 1998 and 1997, there were no investments in any one investee exceeding 10% of shareholders' equity.







































                                                       13-11

                                                                     Exhibit 13
3.  Reinsurance

The Company reinsures certain risks with other insurance companies. Such arrangements serve to limit the Company's maximum loss on catastrophes and large or unusually hazardous risks. The Company is liable for reinsurance ceded in the event its reinsurers do not meet their obligations. The Company's reserves for nonrecoverable reinsurance were $11.2 million and $9.3 million as of December 31, 1998 and 1997, respectively. Under certain of the reinsurance agreements, funds are held to secure performance of reinsurers in meeting their obligations. The amount of such funds was $18.1 million and $25.8 million at December 31, 1998 and 1997, respectively. Estimated losses recoverable from reinsurers and the ceded portion of unearned premiums are reported as assets. Losses and loss adjustment expenses of $95.1 million, $112.8 million, and $346.2 million for the years ending December 31, 1998, 1997, and 1996, respectively, are net of cessions of $19.1 million, $27.1 million, and $72.9 million, respectively. While the Company is not in the business of assuming reinsurance risks, it is required to accept certain assigned risks and other legally mandated reinsurance obligations. In previous years, the Company actively assumed various forms of casualty reinsurance for which it continues to maintain reserves for loss and loss adjustment expenses (Note 12). Premiums for the years ended December 31, were as follows.


   In millions                      1998             1997              1996


   Direct written premiums          $160.4           $165.7            $187.8
   Reinsurance ceded to
     other companies                 (18.6)          (15.8)            (15.6)
   Reinsurance assumed from
     other companies                   2.3           8.3                 4.0
     ------------------------------------------------------------------------------
   Net written premiums             $144.1           $158.2               $176.2
===================================================================================================================

   Direct earned premiums            154.0           176.6                $172.2

   Reinsurance ceded to
     other companies                 (18.5)          (16.0)            (17.4)
   Reinsurance assumed from
     other companies                   3.0           4.3                   6.9
     -------------------------------------------------------------------------
   Net earned premiums              $138.5           $164.9              $161.7
===================================================================================================================

   Percentage of reinsurance
  assumed to net earned premiums       2.2%          2.6%                 4.3%


























                                                       13-12

                                                                   Exhibit 13

4.  Reserves for Losses and Loss Adjustment Expenses

The following table provides a reconciliation of reserves for losses and loss adjustment expenses for the years ended December 31, 1998, 1997, and 1996.


   In millions                               1998             1997              1996


   Reserves for losses and loss
     adjustment expenses at
     beginning of year                         $1,024.9         $1,158.8          $1,026.1
   Losses and loss adjustment expenses:
     Provision for losses and loss
       adjustment expenses for claims
       occurring in the current year               128.2           132.6             178.8
     Increase (decrease) in estimated
       losses and loss adjustment expenses
       for claims occurring in prior years         (14.0)           7.3             240.3
       -------------------------------------------------------------------------------------------------
                                                  114.2         139.9               419.1
-----------------------------------------------------------------------------------------------
   Losses and loss adjustment
     expense payments for claims
     occurring during:
     Current year                                 45.4             39.7              42.1
     Prior years                                  197.8           234.1             244.3
     -----------------------------------------------------------------------------------------
                                                  243.2           273.8             286.4
----------------------------------------------------------------------------------------------
Reserves for losses and loss
     adjustment xpenses at end of year       $   895.9        $1,024.9           $1,158.8

==============================================================================


Reserves for losses and loss adjustment expenses represent the estimated indemnity cost and related adjustment expenses necessary to investigate and settle claims. Such estimates are based upon individual case estimates for reported claims, estimates from ceding companies for reinsurance assumed, and actuarial estimates for losses which have been incurred but not yet reported to the insurer. Any change in probable ultimate liabilities is reflected in current operating results. The ultimate cost of claims, particularly liability claims, is difficult to predict for several reasons including: the uncertain time period for reporting claims, changes in the legal environment and court decisions, and federal and state legislation which may dramatically increase the liability between the time a policy is written and associated claims are ultimately resolved. As an example, liability for exposure to toxic substances and environmental impairment, which did not appear likely or even exist when the policies were written, has been imposed by legislators and judicial interpretation. Tort liability has been expanded by some jurisdictions to cover defective workmanship. Liabilities assumed from other insurance companies under reinsurance contracts are subject to the same factors, and further complicated by long periods of time between the date of occurrence and the date of the Company's notification of the claim. 1996 reserves were substantially affected by a $229 million increase of loss reserves, principally relating to certain general liability and reinsurance policies written in the 1970s. Management believes the reserves for loss and loss adjustment expenses established are adequate and the associated estimate of reinsurance recoverable is reasonable. While the eventual ultimate liability and reinsurance recoverable may differ from the current estimates, management does not believe that the difference will have a material effect, either adversely or favorably, on the Company's financial position and results of operations. The Company discounted certain workers compensation pension-type reserves using a maximum interest rate of 3.5% in 1998 and 1997. The amount of unamortized discount was $35.5 million at December 31, 1998 and $38.7 million at December 31, 1997.







                                                       13-13

                                                                   Exhibit 13

5.  Income Taxes

The Company's income tax provision includes the following components.


   In millions                       1998            1997                 1996


   Current tax provision             $ 10.0           $ (0.3)          $(27.6)
   Deferred tax provision related to:
     Future tax deductions             16.4          18.9                (6.7)
     Net operating loss carryforward   16.2          (5.1)              (18.8)
     Deferred alternative minimum
tax provision                        (11.8)            (0.7)            (1.9)
-------------------------------------------------------------------------
Income tax provision                $ 30.8               $12.8         $(55.0)
=================================================================================================================


A reconciliation of the Company's income tax provision to the provision which would have resulted if the tax had been computed at the statutory rate is as follows.


   In millions                       1998            1997               1996


   Income tax provision at statutory
     tax rates (35%)                  $32.3           $21.1            $(52.6)
   Tax effect of:
     Tax exempt interest               (1.4)         (1.7)             (1.9)
     Dividends received deduction      (1.7)         (6.1)             (5.0)
     Other permanent adjustments, net   0.6          (1.6)              3.4
   State income tax provision           1.0          1.1                 1.1
   -------------------------------------------------------------------------
     Income tax provision             $30.8           $12.8         $(55.0)

==============================================================================


Deferred taxes arise from temporary differences in the recognition of revenue and expenses for tax and financial reporting purposes. Net deferred tax assets (liabilities) at December 31, 1998, 1997, and 1996 result from the following tax-effected temporary differences. Tax benefit of $1.5 million associated with the exercise of employee stock options was allocated to equity in 1998.


   In millions                       1998            1997     1996


   Deferred liability on unrealized
     gains
     Unrealized gains                $(83.5)         $(78.6)  $(56.5)
     Other, net                        (5.8)         5.6        3.3
   Deferred tax assets:
     Reserve discounting               44.9          53.8       74.9
     Alternative minimum tax           15.0          6.8         6.3
     Net operating loss carryforward   15.2          23.9       18.8
     ----------------------------------------------------------------
  Deferred tax asset(liability), net $(14.2)        $11.5      $46.8

==============================================================================


Realization of deferred tax assets is dependent upon the Company's generation of sufficient taxable income in the future to recover tax benefits that cannot be recovered from taxes paid in the carryback period, generally three years. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The Company has a regular federal tax net operating loss carryforward of $26.9 million which will expire after 2011 and $16.5 million which will expire in 2012.


                                                       13-14

                                                                     Exhibit 13

6.  Shareholders' Equity

The Company is authorized to issue 5,000,000 shares of $0.10 par value preferred stock. No preferred shares were issued or outstanding at December 31, 1998. During 1998, the Company retired 22,577 shares of its common stock acquired through exercise of employee stock options, or forfeited in the employee stock purchase plan. No shares were reacquired during 1997 and 360,245 shares were reacquired during 1996. The Company's insurance subsidiaries are regulated by the various states in which they do business and prepare their financial statements in accordance with statutory accounting principles. The amount of statutory net income and surplus (shareholders' equity) for the insurance subsidiaries for the years ended December 31, were as follows.


   In millions                       1998   1997   1996


   Net income (loss)                 $70.9  $ 61.6  $(122.6)
   Surplus                           $643.1 $564.8  $ 487.1


Various state insurance laws restrict the amount that may be transferred to Argonaut Group, Inc. from its subsidiaries in the form of dividends without prior approval of regulatory authorities. In addition, that portion of the Company's net equity which results from the difference between statutory insurance practices and generally accepted accounting principles would not be available for dividends. At December 31, 1998, $20.5 million was available for dividends to Argonaut Group without prior regulatory approval. During 1998, dividends of $40.5 million were paid to Argonaut Group.







































                                                       13-15

                                                                     Exhibit 13

7.  Net Investment Income


Investment income and expenses for the years ended December 31, were as follows.


   In millions                           1998            1997            1996

   Investment income:
     Interest and dividends on
       fixed maturities                 $60.0           $62.0            $69.2
     Dividends on equity securities      13.0            20.7             24.2
     Interest on short-term investments   2.0             2.8              1.6
     Other                                3.5             2.1              1.2
     --------------------------------------------------------------------------
                                         78.5            87.6             96.2
   Investment expenses                   (1.1)           (0.4)            (1.0)
   Interest relating to Prop 103          -                 -             (5.7)
   --------------------------------------------------------------------------------------
   Net investment income                 $77.4          $87.2            $89.5
===================================================================================================================


8.  Underwriting, Acquisition, and Insurance Expenses


Underwriting, acquisition, and insurance expenses for the years ended December 31, were as follows.


   In millions                       1998            1997              1996


   Commissions                        $14.6           $15.8            $13.0
   General expenses                    50.7            45.1             44.3
   State assessments                    4.4            12.5              2.2
   Taxes, licenses, and bureau fees     5.9             6.0              5.2
   ----------------------------------------------------------------------------
                                       75.6            79.4             64.7
   Amortization (deferral) of policy
     acquisition costs                 (0.7)            1.2             (0.6)
     --------------------------------------------------------------------------
                                      $74.9           $80.6            $64.1

===============================================================================


























                                                       13-16

                                                                   Exhibit 13

9.  BENEFIT PLANS

PENSION The Company sponsors a qualified defined benefit plan and a non-qualified unfunded supplemental defined benefit plan. The following table sets forth change in benefit obligation, change in plan assets, weighted-average assumptions and components of net periodic benefit cost as of December 31 with respect to the qualified and non-qualified pension plans.

   In millions                               1998    1997

   CHANGE IN BENEFIT OBLIGATION
   Benefit obligation at beginning of year    $25.5 $21.9
   Service cost                                 1.7  1.5
   Interest cost                                1.8  1.6
   Plan participant's contributions
   Amendments                                   -    0.1
   Actuarial gain                               2.6  1.1
   Benefits paid                               (1.0) (0.6)
   -------------------------------------------------------
   Benefit obligation at end of year           30.6  25.6
===================================================================================================================

   CHANGE IN PLAN ASSETS
   Fair value of plan assets at beginning
   of year                                     30.6 27.1
   Actual return on plan assets                 2.3  1.7
   Employer contribution                        0.1  2.4
   Plan participants' contributions
   Benefits paid                               (1.0) (0.6)
   Fair value of plan assets at end of year    32.0  30.6
===================================================================================================================

   Funded status                                1.4  5.0
   Unrecognized actuarial loss                 (0.8)(3.0)
   Unrecognized prior service cost              1.3  1.4
   Unrecognized net transit obligation         (0.3)(0.4)
   -------------------------------------------------------
   Net amount recognized                       $1.6 $3.0
===================================================================================================================

   Amounts recognized in the statement of
   Financial position consist of:
        Prepaid benefit cost                   $2.6  $4.0
        Accrued benefit liability              (1.4) (1.3)
        Intangible asset                        0.4  0.3
        Accumulated other comprehensive income  -     -
Net amount recognized                          $1.6  $3.0

==============================================================================

   In millions                               1998     1997

   ASSUMPTIONS AS OF DECEMBER 31
   Weighted average discount rate               6.5% 7.0%
   Long term rate of return on plan assets      6.0% 6.0%
   Expected rate of increase in future
   compensation levels                          4.5% 4.5%



   In millions                               1998    1997


   COMPONENTS OF NET PERIODIC BENEFIT COST
   Service cost                               $ 1.7  $ 1.5
   Interest cost                                1.8  1.6
   Expected return on plan assets              (1.8) (1.6)
   Amortization of:
     Transition asset                          (0.1) (0.1)
     Prior service cost                         0.2  0.1
     Loss                                      (0.2) (0.3)
     -----------------------------------------------------
   Total                                       (0.1) (0.3)
   -------------------------------------------------------
   Net periodic benefit cost                  $ 1.6  $ 1.2

==============================================================================

                                               13-17

                                                                    Exhibit 13
The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $1.8 million, $1.5 million, and $0 respectively, as of December 31, 1998 and $1.6 million, $1.3 million, and $0, respectively, as of December 31, 1997.

STOCK OPTIONS In August 1986, the Board of Directors of Argonaut Group, Inc. adopted the 1986 Stock Option Plan covering an aggregate 1,500,000 shares of Argonaut Group, Inc. Common Stock. An amendment to the Plan increasing the number of shares of common stock issuable under the Plan from 1,500,000 to 2,000,000 was approved on April 23, 1996 at the Company's Annual Meeting. Under the 1986 Stock Option Plan, options to purchase shares of Argonaut Group, Inc. common stock may be granted to certain key employees. The options may be incentive stock options or nonqualified stock options. If incentive options are granted, the exercise price of the options will be the fair market value of the shares on the date that the option is granted. The exercise price of nonqualified stock options to be granted can be below the fair market value of the shares on the grant date. To date all options granted have been at the fair market value of the shares on the date of grant, and as such, no compensation expense has been recognized as accounted for under APB Opinion No. 25. The options are nontransferable and are exercisable in installments. In October, 1995 the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" (FAS 123). As permitted by FAS 123, the Company will not change its method of accounting for stock options but has provided the additional required disclosures in the tables below. The additional compensation costs that would have been recorded if the Company had adopted FAS 123 are not material. At December 31, 1998, 468,140 shares were available for future grant. The options are fully vested after 6 years and expire after 11 years. A summary of the status of the Company's stock option plan at December 31, 1998, 1997, and 1996 is presented in the table below.

                                           1998                            1997                          1996


                                         NumberWeighted-Average          NumberWeighted-Average        NumberWeighted-Average
                                      of Shares Exercise Price        of SharesExercise Price       of SharesExercise Price


   Outstanding at beginning of the year1,080,940           $24.63     1,036,170           $23.79      970,860           $22.32
     Granted                            160,500             34.35       151,900            29.01      168,250            32.86
     Exercised                         (244,400)            12.97       (64,880)           17.84      (43,440)           17.39
     Cancelled                          (99,700)            30.74       (42,250)           30.05      (59,500)           30.23
                                        --------                        --------                      --------
   Outstanding at end of the year       897,340            $28.87     1,080,940           $24.63    1,036,170           $23.79
   Exercisable at end of year           416,230             26.20       560,560            19.91      521,040            18.13
   Weighted-average fair value of options
     granted during the year                               $ 4.67                          $4.26                       $  4.69


The following table summarizes information about stock options outstanding at December 31, 1998.


   Range of                             Number  Weighted-Average       Weighted-Average         Number    Weighted-Average
   Exercise Price               Outstanding at          Remaining        Exercise Price     Exercisable      Exercise Price
   12/31/98                   Contractual Life                                    at 12/31/98


   $12.58 to $23.75                    112,440                   1.98 yrs.          $21.16      112,440                 $21.16
   $26.25 to $35.50                    784,900                   7.46 yrs.          $29.97      303,790                 $28.07
                                       -------                                                  -------
                                       897,340                                                  416,230



The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996, respectively: risk-free rates of 5.56% and 5.64% for options issued in 1998, 6.32% and 6.73% for options issued in 1997, and 6.00%, 6.04% and 6.31% for options issued in 1996; expected dividend yields of 5.43%, 5.10%, and 4.62%; expected lives of 6.00, 6.15, and
5.51 years; and expected volatility of 19.01%, 16.65%, and 15.39%.

EMPLOYEE SAVINGS PLANS Substantially all employees of the Company are eligible to participate in employee savings plans. Under these plans, a percentage of an employee's pay may be contributed to various savings alternatives including, under one plan, investment in the Company's common stock. The plans call for the Company to match the employee's contribution under various formulae. Charges to income related to such Company matching were $0.7 million in 1998 and $0.6 million per year in 1997 and 1996.
                                                  13-18

                                                                     Exhibit 13

10.  Business Segments

The Company and its subsidiaries are engaged principally in the business of selling workers compensation and other insurance. The Company's insurance subsidiaries are authorized to sell a portfolio of workers compensation, commercial and homeowners multi-peril, automobile liability and physical damage, medical malpractice, fire, and other lines in all states and the District of Columbia. On June 30, 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 131 "Disclosures About Segments of an Enterprise and Related Information" effective for fiscal years beginning after December 15, 1997. In accordance with the selection criteria established by SFAS 131, the Company has identified and disclosed as business segments the lines of business considered significant to the company as a whole. Net pre-tax underwriting loss represents net earned premium less operating expenses for each segment, and excludes general corporate expenses and other income and expenses of a general corporate nature. Depreciation, capital expenditures, and other assets are not identifiable with any particular segment. Other general corporate assets consist principally of investments (fixed maturities and equity securities) and receivables (reinsurance, agents balances and accrued retrospective premiums). There are no major customers from whom the Company derives 10% or more of its revenue. Information on the Company's business segments for the years ended December 31 is as follows.



   In millions                      1998             1997              1996

   Net earned premiums:
     Workers compensation           $115.6           $140.6            $ 129.5
     Other lines                      22.9             24.3               32.2
     Run off lines                     -                    -               -
     ----------------------------------------------------------------------------------------
   Net earned premiums              $138.5           $164.9            $ 161.7
===================================================================================================================

   Pre-tax underwriting income (loss):
     Workers compensation           $(24.1)          $ (20.9)          $    (5.3)
     Other lines                      (7.1)               (8.7)           (124.6)
     Run off lines                     0.6                 2.4            (127.4)
     ------------------------------------------------------------------------------------
   Total pre-tax underwriting (loss) (30.6)              (27.2)           (257.3)
   General corporate expenses         (4.5)               (3.2)             (2.8)
   Net investment income              77.4                87.2              89.5
   Gains on sales of investments      51.2                 4.5              21.6
   Provision for income taxes         30.8                12.8             (55.0)
   -------------------------------------------------------------------------------------------------------------
   Net Income (loss)                $ 62.7           $  48.5           $  (94.0)

==============================================================================



















                                                         13-19

                                                                     Exhibit 13

11.  Commitments and Contingencies

Rental expenses for operating leases, principally for offices, were $4.2 million, $4.0 million, and $3.8 million in 1998, 1997, and 1996, respectively. As of December 31, 1998, future minimum noncancellable operating lease commitments are as follows: $3.8 million in 1999, $3.6 million in 2000, $2.8 million in 2001, $2.0 million in 2002, $1.7 million in 2003 and thereafter for a total of $13.9 million. The Company's insurance subsidiaries are members of the statutorily created insolvency guarantee associations in all states where they are authorized to transact business. These associations were formed for the purpose of paying the claims of insolvent companies. The Company is assessed its pro rata share of such claims based on its premium writings, subject to a maximum annual assessment per line of insurance. Such costs can generally be recovered through surcharges on future premiums. The Company does not believe that assessments on current insolvencies will have a material effect on its financial condition or results of operations. On August 30, 1996, the Los Angeles County Metropolitan Transportation Authority (MTA) filed a civil action against the Company alleging breach of contract, breach of the covenant of good faith and fair dealing, and requesting ancillary relief in the form of an accounting, an injunction and restitution in connection with allegations regarding failures to perform under certain contracts of insurance. The MTA contends that it has been damaged by an unspecified amount. The Company has responded to the Complaint, and brought certain counterclaims against the MTA, and possibly others, in connection with the facts underlying the lawsuit. The Company believes it has meritorious defenses, and intends to vigorously contest these claims. The Company is unable, with any degree of certainty, to comment upon the range of any potential loss, or whether such an outcome is probable or remote, in light of the lack of any discovery conducted in the case, and the preliminary investigation conducted thus far. The Company has been sued in sixteen lawsuits brought on behalf of alleged classes of purchasers of retrospectively rated workers compensation insurance, alleging that the defendants, including other compensation insurers, charged the purported class unlawful premiums. Plaintiffs have threatened to bring similar claims against the Companies in several other states. The Companies intend to vigorously defend these lawsuits. Management is unable to determine the potential financial impact of these lawsuits at this time. The insurance subsidiaries of the Company are parties to legal actions incidental to their business. Based on the advice of counsel, management of the Company believes that the resolution of these matters will not materially affect the Company's financial condition or results of operations.





















                                                       13-20

                                                                      Exhibit 13

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


RESERVES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES


   In millions                  1998        1997          1996


   Run off lines:
     Reinsurance assumed        $213.0      $217.8      $229.4
     Medical malpractice          29.0        54.4        57.8
     -------------------------------------------------------------------------------------
                                 242.0       272.2       287.2
   Continuing lines              653.9       752.7       871.6
   -----------------------------------------------------------
   Total reserves               $895.9    $1,024.9    $1,158.8

=============================================================================


UNDERWRITING INCOME (LOSS)


   In millions                  1998       1997      1996


   Run off lines:
     Reinsurance assumed       $  (1.3)   $   0.4   $(127.5)
     Medical malpractice           1.9        2.0       0.1
     --------------------------------------------------------------------------------------
                                   0.6        2.4    (127.4)
   Continuing lines              (31.2)     (29.6)   (129.9)
   ------------------------------------------------------------
   Total underwriting loss      $(30.6)    $(27.2)  $(257.3)

==============================================================================


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















                                                       13-21

                                                                    Exhibit 13
Quarterly Financial Data - unaudited

The following table represents unaudited quarterly financial data for the years ended December 31, 1998 and 1997. In the opinion of management, all adjustments necessary to present fairly the results of operations for such periods have been made. Total revenues and net income include gains on the sale of investments. The Company cannot anticipate when or if similar gains may occur in the future. Since financial results rely heavily on estimates, caution should be used in drawing specific conclusions from quarterly consolidated results.


   In millions except per share amounts Three Months Ended


                       March 31  June 30 Sept. 30  Dec. 31


   1998
   Total revenues           $98.0    $56.3   $ 60.4   $ 52.4
   Underwriting loss         (7.6)    (5.0)   (10.5)    (7.5)
   Net income                36.7      8.8     10.4      6.8
   Net income per
     common share
     Basic*                   1.54     0.37     0.43     0.28
     Diluted*                 1.52     0.36     0.43     0.28

   Comprehensive income      23.5     14.5     14.1     19.6


   1997
   Total revenues           $67.9    $60.7   $ 60.3   $ 67.7
   Underwriting loss         (0.1)    (4.7)   (10.0)   (12.4)
   Net income                15.5     12.8      9.3     10.9
   Net income per common
   share
     Basic*                   0.65     0.54     0.39     0.46
     Diluted*                 0.65     0.53     0.39     0.45

   Comprehensive income       9.1     43.6     29.1      7.8


   *Basic and diluted earnings per share are computed independently for each quarter and the full year based on the respective average number of common shares outstanding; therefore, the sum of the quarterly net income per share data may not equal the net income per share for the year.


Common Stock Market Prices - unaudited


The following table shows the high, low, and closing prices during each quarter in the past two years.


   Quarter Ended       March 31  June 30 Sept. 30  Dec. 31

   1998
   High                    37 1/2  37       33 1/8   27 7/8
   Low                     31      30       24       21 1/4
   Close                   36 1/8  31 5/8   25 1/2   24 1/2


   1997
   High                    31 1/2  31 3/8   36 3/8   38 1/8
   Low                     27 1/4  26 3/4   29 1/2   29 5/8
   Close                   28      29 1/2   34 7/8   33 7/8














                                                        13-22

                                                                      Exhibit 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF

OPERATIONS AND FINANCIAL CONDITION





RESULTS OF OPERATIONS Earned premium income decreased to $138.5 million for the year ended December 31, 1998, from $164.9 million in 1997, and from $161.7 million recorded in 1996. This decline resulted in part from significant rate decreases over the past several years, and from the Company's unwillingness to compete against unrealistic pricing in the marketplace, which has continued to affect underwriting results. Premiums were also impacted, by discontinuing workers compensation coverage for businesses providing temporary or leased employees; the reduction in mid-market workers compensation accounts at Argonaut Great Central; and the increase in premiums ceded to reinsurers for providing increased coverage in 1998. The impact of large deductible programs on inforce premium remained virtually the same as 1997 at $95.3 million. Net investment income was $77.4 million, $87.2 million, and $89.5 million for 1998, 1997, and 1996, respectively. Lower interest rates, some restructuring of the investment portfolio, and negative cash flow related to claims payments on run off lines of business contributed to the decrease. Pre-tax gains on sales of investments were $51.2 million, $4.5 million, and $21.6 million for 1998, 1997, and 1996, respectively.  The 1998  gain  resulted  primarily  from  the  call of  Navistar
International Series D preferred stock and from resolution of class action litigation related to investment trades in prior years. The 1996 gain resulted primarily from Federal Paper Board's sale to International Paper for a combination of cash and International Paper stock. We cannot anticipate when or if similar gains or losses may occur in the future. Losses and loss adjustment expenses were $95.1 million, $112.8 million and $346.2 million in 1998, 1997, and 1996, respectively. 1996 results were substantially affected by a $229 million increase of loss reserves, principally relating to certain liability and reinsurance policies written in the 1970s. The Company's loss ratio, including our run off lines of business, was 69% in 1998, 68% in 1997, and 214% in 1996. The loss ratio in our workers compensation line of business was 65% in 1998 and 1997, and 63% in 1996. The loss ratio in other continuing lines of business was 87%, 94%, and 427% in 1998, 1997, and 1996, respectively. In the opinion of management, the Company's reserves represent the Company's best estimate of its ultimate liabilities, based on currently known facts, current law, current technology, and assumptions considered reasonable where facts are not known. Due to significant uncertainties and related management judgments, however, there can be no assurance that future loss development, favorable or unfavorable, will not occur. Underwriting expenses totaled $74.9 million in 1998, $80.6 million in 1997, and $64.1 million in 1996. Underwriting expenses are composed of four components: general expenses, commissions, premium taxes, and state fees and assessments. The $5.7 million decrease results from lower commissions and taxes on the decreased premiums. General expenses increased in 1998, however, from non-recurring costs for upgrading systems for Year 2000 compliance, and costs related to the review of strategic alternatives and the related employee retention plan. Policyholder dividend expense (recapture) was $0.8 million in 1998, $(0.9) million in 1997, and $8.7 million in 1996. These charges reflect the loss experience of participating policyholders, the basis for dividend payments. Particularly in California, with the advent of open rating in 1995, fewer participating policies are being written. After-tax income from operations was $62.7 million in 1998 compared with income of $48.5 million in 1997, and an operating loss of $94.0 million in 1996. Operations for the current year were impacted primarily by the realized gain from investments discussed above. The after-tax loss in 1996 was a result of the strengthening of loss reserves discussed above.







                                                         13-23

                                                                      Exhibit 13

LIQUIDITY AND CAPITAL RESOURCES The Company's insurance subsidiaries require a significant degree of liquidity and adequate capital to meet ongoing obligations to policyholders and claimants, and to cover ordinary operating expenses. During the three years ended December 31, 1998, the Company generated sufficient capital from operating and investment income to meet all of its obligations. The Company maintains adequate levels of liquidity and surplus capacity to manage the risks inherent with any differences between the duration of its liabilities and invested assets. Management believes that the Company continues to maintain sufficient liquidity to pay claims and expenses, as well as to cover unforeseen events such as reinsurer insolvencies, inadequate premium rates, or reserve deficiencies. In addition to its investment portfolio, subsidiaries of Argonaut Group also own real property for use as Home Office facilities for Argonaut Insurance Company and Argonaut Great Central, as well as three commercial properties in California. These real properties are included in "Other Assets" at $5.2 million, their original cost less accumulated depreciation. The market value for these properties is estimated at between $75 and $95 million. Under provisions of the California Insurance Code, there is a maximum amount of dividends which can be paid without prior approval of the Insurance Commissioner. Under these provisions, as of December 31, 1998, Argonaut Insurance could pay to Argonaut Group, Inc. a maximum dividend of $20.5 million without the Insurance Commissioner's approval. During 1998, Argonaut Insurance paid the Company dividends of $40.5 million. The quarterly dividend for 1998 was $0.41 per common share. During 1998, total cash dividends paid by the Company to its shareholders were $1.64 per share. On July 27, 1989, the Argonaut Group Board of Directors authorized the repurchase of up to six million shares of its outstanding common stock, of which 5,390,213 have been reacquired to date. It is presently expected that dividends received from the Company's subsidiaries will be the primary source of funds for the stock repurchase program and to meet any other capital requirements the Company may develop.

NEW ACCOUNTING STANDARDS In February 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which amended FASB Statements No. 87, 88, and 106 and revised the disclosure requirements for pensions and other postretirement benefits. In 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which establishes new requirements on the reporting of information about operating segments, products and services, geographic area and major customers, and, SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income and its components. Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company has implemented SFAS No. 132, 131, and 130 for the year ended December 31, 1998. Statement of Position ("SOP") 97-3, Accounting by Insurance and Other Enterprises for Insurance-Related Assessments was also issued in 1997. The Company's required adoption date is January 1, 1999. The Company does not anticipate SOP 97-3 to have an impact on its results of operations or financial position. SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued on June 16, 1998. The Company's required adoption date is January 1, 2000. The Company does not anticipate SFAS No. 133 to have an impact on its results of operations or financial position.














                                                         13-24

                                                                     Exhibit 13




YEAR 2000 On October 19, 1998, the Year 2000 Information and Readiness Disclosure Act ("Y2K Act")(Pub. L. No.
105-271, 12 Stat. 2386 (1998) to be codified at 15 U.S.C. ss. 1) was enacted into law by President Clinton. The following disclosure is defined by section 3(9) of the Y2K Act. The Company established a Year 2000 project team in November of 1996 to prepare its computer hardware, operating system software, computer programs, and voice and data communications to address Year 2000 compliance and remediation issues. The Company's external Year 2000 plan covers the information exchange process with vendors and business partners, and includes validating and testing the readiness of its outsource data center service providers. It is the opinion of management that as of April 30, 1998, the Company's client server policy management, policy rating and claims processing systems are Year 2000 compliant. These computer systems use a four-position field to store and process all dates. In addition, it is the opinion of management that effective September 30, 1998, the Company's mission critical mainframe legacy systems have been remediated to process dates beyond the Year 2000. The Company has completed testing its mission critical business processing client server and mainframe legacy systems, computer hardware, computer infrastructure systems software and office automation software to assure continuity of service beyond the Year 2000. The Company will continue the testing of non-mission critical user systems and validating the above mission critical systems for Year 2000 compliance/remediation into 1999. The Company will prepare a contingency plan that will include a designated team to resolve any unforeseen problems that arise beyond the Year 2000. The total project cost is estimated to be approximately $4.4 million. All costs associated with the project have been expensed as incurred.

























                                                         13-25