Form 10-K405, Exhibit 13
period 1999-12-31
ARGONAUT GROUP INC
filed 2000-03-22
CIK 800082

                                                                      Exhibit 13
                     ARGONAUT GROUP, INC. AND SUBSIDIARIES
                            Selected Financial Data

In millions  For the Years Ended December 31,          1999      1998        1997        1996         1995
Statement of Operations Data

Premiums:
   Workers compensation                         $     65.7     $  115.6    $  140.6    $  129.5     $  176.7
   Other insurance                                    27.3         22.9        24.3        32.2         31.4
------------------------------------------------------------------------------------------------------------
                                                      93.0        138.5       164.9       161.7        208.1
Net investment income                                 68.5         77.4        87.2        89.5        102.0
Gains on sales of investments                          2.8         51.2         4.5        21.6          3.1
------------------------------------------------------------------------------------------------------------
Total revenue                                    $   164.3     $  267.1    $  256.6   $   272.8     $  313.2
============================================================================================================

Underwriting gain (loss) before income taxes:

   Workers compensation                          $   (80.6)   $   (24.1)    $ (21.2) $     (5.3)       $ 3.3
   Other continuing lines                            (10.6)        (7.1)       (8.4)     (124.6)       (35.6)
   Run off lines                                      (0.9)         0.6         2.4      (127.4)         --
-------------------------------------------------------------------------------------------------------------
                                                 $   (92.1)   $   (30.6)    $ (27.2) $ (257.3)      $  (32.3)
=============================================================================================================

Income (loss) before income taxes                $   (25.5)   $    93.5       $ 61.3   $ (149.0)     $  69.7
Provision (benefit) for income taxes                 (10.3)        30.8        12.8       (55.0)        12.8
------------------------------------------------------------------------------------------------------------
Net income (loss)                                $   (15.2)   $    62.7   $    48.5   $   (94.0)     $  56.9
============================================================================================================

Net income (loss) per common share:
   Basic                                          $   (0.64)   $    2.62   $    2.04    $  (3.92)    $  2.34
============================================================================================================
   Diluted                                        $   (0.64)   $    2.61   $    2.02   $   (3.92)    $  2.32
============================================================================================================


Balance Sheet Data
Portfolio investments                            $1,175.9     $1,372.8  $1,369.1    $1,395.5     $1,489.2
==========================================================================================================
Total assets                                     $1,625.1     $1,823.0  $1,898.8    $1,944.4     $1,977.5
==========================================================================================================
Reserves for losses and loss
   adjustment expenses                           $  897.4     $  935.8  $1,063.2    $1,158.8     $1,026.1
==========================================================================================================
Shareholders' equity                             $  628.4     $  754.4   $ 717.9    $  665.3     $  810.8
==========================================================================================================
Cash dividends declared per
   common share                                  $   1.64     $   1.64   $  1.60      $ 1.44       $ 1.28
==========================================================================================================

The accompanying notes are an integral part of these financial statements.

                                                         13-1

                                                                     Exhibit 13
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders of Argonaut Group, Inc.

We have audited the accompanying consolidated balance sheets of Argonaut Group, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Argonaut Group, Inc. and subsidiaries as of December 31, 1999 and 1998, and their results of operations, comprehensive income and cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

San Francisco, California
January 21, 2000

                                      13-2

                                                                      Exhibit 13
                     ARGONAUT GROUP, INC. AND SUBSIDIARIES
                          Consolidated Balance Sheets

In millions                                                       December 31,         1999           1998
Assets
Investments:
   Fixed maturities, available for sale, at fair value                              $   745.4      $   942.8
     (cost: 1999-- $775.8; 1998-- $915.5)
   Equity securities, available for sale, at fair value                                 427.1          408.5
     (cost: 1999-- $202.2; 1998-- $197.4)
   Short-term investments, available for sale, at fair value                              0.8           19.9
   Securities in transit                                                                  2.6            1.6
------------------------------------------------------------------------------------------------------------
                                                                                      1,175.9        1,372.8
Cash and cash equivalents                                                                31.2           24.5
Accrued investment income                                                                16.2           18.7
Receivables:
   Due from insureds                                                                     92.8          103.7
   Due from reinsurance                                                                 218.3          196.1
   Accrued retrospective premiums                                                        31.0           52.8
Cost in excess of net assets purchased                                                   32.7           35.5
Unearned premiums on ceded reinsurance                                                    1.2            0.9
Accrued policyholder dividends recaptures                                                 3.0            2.5
Deferred federal income tax asset, net                                                   10.3          --
Other assets                                                                             12.5           15.5
------------------------------------------------------------------------------------------------------------
                                                                                     $1,625.1       $1,823.0
============================================================================================================

Liabilities and Shareholders' Equity

Reserves for losses and loss adjustment expenses                                    $   897.4      $   935.8
Unearned premiums                                                                        43.9           36.8
Deferred federal income tax liability, net                                               --             14.2
Other liabilities                                                                        55.4           81.8
------------------------------------------------------------------------------------------------------------
                                                                                        996.7        1,068.6
------------------------------------------------------------------------------------------------------------

Shareholders' equity:
   Common stock -- $.10 par, 35,000,000 shares authorized, 22,359,816 and 24,077,792 shares issued and outstanding

     at December 31, 1999 and December 31, 1998, respectively                             2.2            2.4
   Additional paid-in capital                                                            96.8          102.9
   Retained earnings                                                                    403.0          494.1
   Accumulated other comprehensive income                                               126.4          155.0
------------------------------------------------------------------------------------------------------------
                                                                                        628.4          754.4
------------------------------------------------------------------------------------------------------------
                                                                                     $1,625.1       $1,823.0
============================================================================================================

The accompanying notes are an integral part of these financial statements.

                                                                     13-3

                                                                      Exhibit 13
                     ARGONAUT GROUP, INC. AND SUBSIDIARIES
                     Consolidated Statements of Operations

                       ----------------------------------

In millions except per share amounts    For the Years Ended December 31,    1999         1998         1997

Premiums and other revenue:
   Premiums, net                                                           $  93.0       $138.5       $164.9
   Net investment income                                                      68.5         77.4         87.2
   Gains on sales of investments                                               2.8         51.2          4.5
------------------------------------------------------------------------------------------------------------
Total revenue                                                                164.3        267.1        256.6
------------------------------------------------------------------------------------------------------------
Expenses:
   Losses and loss adjustment expenses                                       121.4         95.1        112.8
   Underwriting, acquisition, and insurance expenses                          64.6         74.9         80.6
   Amortization of cost in excess of net assets purchased                      2.8          2.8          2.8
   Policyholder dividends                                                      1.0          0.8         (0.9)
-------------------------------------------------------------------------------------------------------------
Total expenses                                                               189.8        173.6        195.3
-------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                            (25.5)        93.5         61.3
Provision (benefit) for income taxes                                         (10.3)        30.8         12.8
-------------------------------------------------------------------------------------------------------------
Net income (loss)                                                           $(15.2)       $  62.7    $  48.5
============================================================================================================
Net income (loss) per common share:
   Basic                                                                     $(0.64)      $  2.62     $  2.04
=============================================================================================================
   Diluted                                                                   $(0.64)      $  2.61     $  2.02
=============================================================================================================


The accompanying notes are an integral part of these financial statements.

                                                                     13-4

                                                                     Exhibit 13
ARGONAUT GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income

-------------------------------------------------------------------------------------------------------------

In millions                                                                 1999         1998         1997
(Unaudited)

Net income (loss)                                                           $(15.2)      $ 62.7        $48.5
Other comprehensive income (loss):
   Unrealized gain (loss) on securities:

   Gains (losses) arising during the year                                    (41.2)        65.0         67.7
   Reclassification adjustment for gains included in net income or loss       (2.8)       (51.2)        (4.5)
-------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss) before tax                                 (44.0)        13.8         63.2
Income tax expense (recoverable) related to other comprehensive income       (15.4)         4.8         22.1
-------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss), net of tax                                (28.6)         9.0         41.1
-------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                                 $(43.8)      $ 71.7        $89.6
=============================================================================================================

The accompanying notes are an integral part of these financial statements.

                                                                     13-5

                                                                      Exhibit 13
                     ARGONAUT GROUP, INC. AND SUBSIDIARIES
                Consolidated Statements of Shareholders' Equity

In millions                                     Common        Additional   Retained    Accumulated   Shareholders'
                                                 Stock        Paid-In      Earnings    Other         Equity
                                                              Capital                  Comprehensive
                                                                                       Income
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                         $2.4        $97.1        $460.9       $104.9       $665.3
   Net income                                                                 48.5                      48.5
   Other comprehensive income                                                              41.1         41.1
   Cash dividends ($1.60 per share)                                          (38.2)                    (38.2)
   Stock options exercised                                       1.2                                     1.2
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                          2.4         98.3         471.2        146.0        717.9
   Net income                                                                 62.7                      62.7
   Other comprehensive income                                                               9.0          9.0
   Repurchase and retirement of
     common stock                                                             (0.5)                     (0.5)
   Cash dividends ($1.64 per share)                                          (39.3)                    (39.3)
   Stock options exercised                                       4.6                                     4.6
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                          2.4        102.9         494.1        155.0        754.4
   Net loss                                                                  (15.2)                    (15.2)
   Other comprehensive loss                                                               (28.6)       (28.6)
   Repurchase and retirement of
     common stock                                  (0.2)        (6.9)        (37.0)                    (44.1)
   Cash dividends ($1.64 per share)                                          (38.9)                    (38.9)
   Stock options exercised                                       0.8                                     0.8
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                         $2.2        $96.8        $403.0       $126.4       $628.4
-------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                                                                     13-6

                      ARGONAUT GROUP, INC. AND SUBSIDIARIES           Exhibit 13
                      Consolidated Statements of Cash Flow

------------------------------------------------------------------------------------------------------------
In millions                         For the Years Ended December 31,        1999         1998         1997
Cash flows from operating activities:

   Net income (loss)                                                      $  (15.2)    $   62.7     $   48.5
   Adjustments to reconcile net income (loss) to
   net cash used by operations:
     Amortization and depreciation                                             6.8          8.6         12.1
     Deferred federal income tax provision (benefit)                          (9.2)        20.8         13.4
     Gains on sales of investments                                            (2.8)       (51.2)        (4.5)
   Decrease in accrued investment income                                       2.5          1.6          2.1
   Decrease (increase) in receivables from insureds                           10.9          8.8        (36.0)
   Decrease (increase) in reinsurance receivables                            (22.2)        14.1         24.4
   Decrease in accrued retrospective premiums                                 21.8          9.0         18.8
   Decrease (increase) in unearned premiums on ceded reinsurance              (0.3)        (0.1)         0.2
   Decrease in reserves for losses and loss
     adjustment expenses                                                     (38.4)      (127.4)       (95.7)
   Increase (decrease) in unearned premiums                                    7.1         (3.4)       (25.1)
   Increase in accrued policyholder dividends                                 (0.5)        (0.1)        (3.7)
   Increase (decrease) in income taxes payable                               (11.1)         6.8         38.6
   Decrease in other assets and liabilities                                  (14.2)        (6.9)       (15.0)
-------------------------------------------------------------------------------------------------------------
                                                                             (64.8)       (56.7)       (21.9)
-------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:

   Sales of fixed maturity investments                                        61.0         13.3         13.0
   Maturities and mandatory calls of fixed maturity investments              107.9        248.3        392.0
   Sales of equity securities                                                 18.4         96.0         80.5
   Purchases of fixed maturity investments                                   (30.7)      (335.1)      (319.2)
   Purchases of equity securities                                            (21.0)       (15.0)       (15.0)
   Decrease (increase) in short-term investments                              19.1         61.0        (74.8)
   Other, net                                                                 (1.0)       (11.1)        10.7
-------------------------------------------------------------------------------------------------------------
                                                                             153.7         57.4         87.2
-------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:

   Repurchase of common stock                                                (44.1)        (0.5)        --
   Payment of cash dividend                                                  (38.9)       (39.3)       (38.1)
   Exercise of stock options                                                   0.8          4.6          1.2
-------------------------------------------------------------------------------------------------------------
                                                                             (82.2)       (35.2)       (36.9)
-------------------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents                                          6.7        (34.5)        28.4
Cash and cash equivalents, beginning of period                                24.5         59.0         30.6
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                   $  31.2     $   24.5       $ 59.0
=============================================================================================================

   Additional disclosure:
   Income taxes paid                                                       $   9.7      $   1.7        $  --
=============================================================================================================

The accompanying notes are an integral part of these financial statements.

                                      13-7

                                                                      Exhibit 13
ARGONAUT GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

1. Business and Significant Accounting Policies

Business Argonaut Group, Inc. (the Company) is a national provider of specialty insurance products focused on high-quality customer service for specific niches of property-casualty insurance. Workers compensation is the primary line of insurance written by Argonaut Insurance Company, the principal insurance subsidiary. Argonaut Insurance Company also writes a limited amount of complementary lines of commercial insurance, primarily general and automobile liability, but targets companies whose workers compensation needs will result in significant annual premiums (generally between $250,000 and $5 million) in classes of insurance which require specific expertise to underwrite prudently, enhance the safety of the workplace, and effectively manage losses through partnership with the insured. These classes include contractors, wholesalers, retailers, light manufacturers, technology firms, service firms (such as in the hospitality industry), and clients who use self-insurance to meet some or all of their insurance needs. Argonaut Insurance Company has also recently announced a partnership with Esurance to provide personal auto insurance nationally on the Internet (www.esurance.com).

Argonaut   Great   Central   Insurance   Company   specializes   in   commercial
multiple-peril, workers compensation, and umbrella coverages specifically for food merchants, restaurants, churches, and laundry/dry cleaners.

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

Investments Investments in fixed maturities at December 31, 1999 and 1998 include bonds, notes, and redeemable preferred stocks. Equity securities include common and nonredeemable preferred stocks. Short-term investments consist of funds which are in excess of the Company's near-term operating and claims-paying needs and are invested in repurchase agreements, commercial paper, and money market funds.

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

Receivables Receivables due from insureds are presented net of a reserve for uncollectible accounts of $1.5 million and $1.7 million at December 31, 1999 and 1998 respectively.

Receivables due from reinsurance of paid loss and loss adjustment expenses are presented net of a reserve for uncollectible accounts of $4.1 million and $2.6 million at December 31, 1999 and December 31, 1998 respectively.

Accrued retrospective premiums are based upon actuarial estimates of expected ultimate losses. Management believes that the accrued retrospective premium receivable is reasonable. While the eventual receivable may differ from the current estimates, management does not believe that this difference will have a material effect, either adversely or favorably, on the Company's financial position and results of operations.

                                                         13-8

                                                                     Exhibit 13

Cost in Excess of Net Assets Purchased Cost in excess of net assets purchased of $32.7 million at December 31, 1999 and $35.9 million at December 31, 1998, relate to Teledyne, Inc.'s acquisition of Argonaut Insurance Company in 1969, and is net of accumulated amortization of $36.9 million and $34.1 million, respectively. Cost in excess of net assets purchased is being amortized on a straight-line basis over a 25-year period beginning October 1, 1986. At each balance sheet date, the Company evaluates the recoverability of its cost in excess of net assets purchased in relation to anticipated future cash flows on an undiscounted basis. If the carrying value of the cost in excess of net assets purchased exceeds anticipated future cash flows on an undiscounted basis, then the cost in excess of net assets purchased is deemed to be impaired and written down to the value of the anticipated future cash flows. Based on this annual assessment, the Company expects its cost in excess of net assets purchased to be fully recovered.

Recognition of Premium Revenue & Related Expenses Premium revenue is recognized ratably over the period to which the premium relates. Policy acquisition costs, included in other assets, consisting primarily of commissions and premium taxes, are deferred and amortized over the period in which the related premium is earned. Deferred policy acquisition costs are limited to their estimated realizable value based on the related unearned premium and take into account anticipated claims and claims expenses, based on historical and current experience, and investment income.

Recently Issued Accounting Pronouncements In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 was to have been effective for fiscal years beginning after June 15, 1999. In May 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of SFAS No. 133", that amends SFAS No. 133 and defers the effective date to fiscal years beginning after June 15, 2000. Management of the Company does not believe the adoption of SFAS No. 133 will have a material impact on the Company's results of operations or financial position when adopted.

                                                         13-9

                                                                     Exhibit 13

2. INVESTMENTS

Gains on sales and calls of investments for the years ended December 31, were as follows.

 millions                             1999      1998      1997
----------------------------------------------------------------
Fixed maturities                      $0.6    $  0.2        $  -
Equity securities                      2.2      51.0         4.5
----------------------------------------------------------------
                                      $2.8    $ 51.2        $4.5
================================================================


The amortized cost and fair value of fixed maturity investments as of December 31, were as follows.

In millions                                                             1999
-------------------------------------------------------------------------------

                                Amortized    Gross        Gross         Fair
                                Cost         Unrealized   Unrealized    Value
                                             Gains        Losses
U.S. Treasury securities        $139.9        $  -         $  1.4       $138.5
U.S. Government agencies         595.9           -           29.3        566.6
Obligations of states and
  political subdivisions          26.3           0.2          0.1         26.4
Redemptive preferred stock        13.7           0.4          0.2         13.9
-------------------------------------------------------------------------------
                                $775.8          $0.6        $31.0       $745.4
===============================================================================

In millions                                                              1998
-------------------------------------------------------------------------------

                                 Amortized    Gross        Gross         Fair
                                 Cost         Unrealized   Unrealized    Value
                                              Gains        Losses
U.S. Treasury securities        $237.6          $11.0       $  -         $248.6
U.S. Government agencies         585.9           14.1          0.1        599.9
Obligations of states and
  political subdivisions          78.3            1.7          -           80.0
Redemptive preferred stock        13.7            0.8          0.2         14.3
-------------------------------------------------------------------------------
                                $915.5          $27.6         $0.3       $942.8
===============================================================================


The amortized cost and market values of fixed maturity investments as of December 31, 1999 by contractual maturity, are shown below.

In millions
-------------------------------------------------------------------------------

                                            Amortized       Fair
                                            Cost            Value
Due in one year or less                    $  13.9       $  13.9
Due after one year to five years              84.1          83.5
Due after five years to ten years            677.8         648.0
-------------------------------------------------------------------------------
                                            $775.8        $745.4
===============================================================================


                                      13-10

                                                                     Exhibit 13

The expected maturities may differ from the contractual maturities because debtors may have the right to call or prepay obligations without penalties.

Proceeds from sales of fixed maturity investments were $61.0 million, $13.3 million, and $13.0 million in 1999, 1998, and 1997, respectively. Gross gains of $0.6 million, $0.2 million, and $0 and no gross losses were realized on those sales in 1999, 1998, and 1997, respectively.

At December 31, 1999 the amortized cost and fair value of bonds on deposit with various insurance regulatory agencies were $381.4 million and $367.3 million, respectively.

Additionally, U.S. Treasury Notes with an amortized cost of $6.8 million and fair value of $6.5 million were pledged as collateral for surety bonds which were issued to various states in lieu of depositing bonds.

At December 31, 1999 the Company's investment in International Paper Company common stock with a market value of $66.8 million, was 10.6% of shareholder's equity. At December 31, 1998, there were no investments in any one investee exceeding 10% of shareholders' equity.

                                      13-11

                                                                     Exhibit 13
3. Reinsurance

The Company reinsures certain risks with other insurance companies. Such arrangements serve to limit the Company's maximum loss on catastrophes and large or unusually hazardous risks. The Company is liable for reinsurance ceded in the event its reinsurers do not meet their obligations. The Company's reserves for nonrecoverable reinsurance were $11.2 million and $8.6 million as of December 31, 1999 and 1998, respectively. Under certain of the reinsurance agreements, funds are held to secure performance of reinsurers in meeting their obligations. The amount of such funds was $17.6 million and $18.1 million at December 31, 1999 and 1998, respectively.

Estimated losses recoverable from reinsurers and the ceded portion of unearned premiums are reported as assets.

Losses and loss adjustment expenses of $121.4 million, $95.1 million, and $112.8 million for the years ending December 31, 1999, 1998, and 1997, respectively, are net of cessions of $54.1 million, $20.7 million, and $65.4 million, respectively.

While the Company is not in the business of assuming reinsurance risks, it is required to accept certain assigned risks and other legally mandated reinsurance obligations.

In previous years, the Company actively assumed various forms of casualty reinsurance for which it continues to maintain reserves for loss and loss adjustment expenses (Note 12).

Premiums for the years ended December 31, were as follows.

In millions                         1999          1998           1997
------------------------------------------------------------------------------
Direct written premiums             $139.6        $160.4         $165.7
Reinsurance ceded to
  other companies                    (18.1)        (18.6)         (15.8)
Reinsurance assumed from

  other companies                      0.7           2.3            8.3
------------------------------------------------------------------------------
Net written premiums                $122.2        $144.1         $158.2
==============================================================================

Direct earned premiums               109.8         154.0         $176.6
Reinsurance ceded to
  other companies                    (17.8)        (18.5)         (16.0)
Reinsurance assumed from

  other companies                      1.0           3.0            4.3
------------------------------------------------------------------------------
Net earned premiums                 $ 93.0        $138.5         $164.9
==============================================================================
Percentage of reinsurance
assumed to net earned premiums         1.1%          2.2%           2.6%



                                      13-12

                                                                     Exhibit 13

4.  Reserves for Losses and Loss Adjustment Expenses

The following table provides a reconciliation of reserves for losses and loss adjustment expenses for the years ended December 31, 1999, 1998, and 1997.

In millions                                 1999         1998          1997
-------------------------------------------------------------------------------
Reserves for losses and loss
  adjustment expenses at
  beginning of year*                        $935.8     $1,063.2      $1,158.9

Losses and loss adjustment expenses:
  Provision for losses and loss
    adjustment expenses for claims
    occurring in the current year            118.0        128.2         132.6

  Increase (decrease) in estimated
    losses and loss adjustment expenses
    for claims occurring in prior years       57.5        (12.4)         45.6
-------------------------------------------------------------------------------
                                             175.5        115.8         178.2
-------------------------------------------------------------------------------

Losses and loss adjustment expense payments for claims occurring during:

  Current year                                36.4         45.4          39.7
  Prior years                                177.5        197.8         234.2
-------------------------------------------------------------------------------
                                             213.9        243.2         273.9
-------------------------------------------------------------------------------
Reserves for losses and loss
  adjustment expenses at end of year        $897.4       $935.8      $1,063.2
===============================================================================

*Restated

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

As a result of changes in estimates of insured events in prior years, the provision for losses and loss adjustment expenses (net of estimated reinsurance recoveries of $48.6 million) increased by $57.5 million in 1999 primarily due to higher than anticipated losses and related expenses for workers compensation claims.

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

The Company discounted certain workers compensation pension-type reserves using a maximum interest rate of 3.5% in 1999 and 1998. The amount of unamortized discount was $41.4 million at December 31, 1999 and $35.5 million at December 31, 1998.

                                     13-13

                                                                     Exhibit 13

5. Income Taxes

The Company's income tax provision includes the following components.

In millions                                   1999          1998       1997
-------------------------------------------------------------------------------
Current tax provision (benefit)               $ (1.1)       $ 10.0      $(0.3)
Deferred tax provision (benefit) related to:
  Future tax deductions                         (0.7)         16.4       18.9
  Net operating loss carryforward               (8.5)         16.2       (5.1)
  Deferred alternative minimum

    tax provision                                -           (11.8)      (0.7)
-------------------------------------------------------------------------------
Income tax provision (benefit)                $(10.3)       $ 30.8      $12.8
===============================================================================


A reconciliation of the Company's income tax provision or benefit to the provision or benefit which would have resulted if the tax had been computed at the statutory rate is as follows.

In millions                                     1999         1998       1997
-------------------------------------------------------------------------------
Income tax provision (benefit) at statutory
  tax rates (35%)                               $ (9.5)       $32.3      $21.1
Tax effect of:
  Tax exempt interest                             (0.8)        (1.4)      (1.7)
  Dividends received deduction                    (2.4)        (1.7)      (6.1)
  Other permanent adjustments, net                 0.8         (0.6)      (1.6)
State income tax provision                         1.6          1.0        1.1
-------------------------------------------------------------------------------
  Income tax provision (benefit)                $(10.3)       $30.8      $12.8
===============================================================================


Deferred taxes arise from temporary differences in the recognition of revenue and expenses for tax and financial reporting purposes. Net deferred tax assets (liabilities) at December 31, 1999, 1998, and 1997 result from the following tax-effected temporary differences shown in the following table. Tax benefit of $146,000 associated with the exercise of employee stock options was allocated to equity in 1999.

In millions                                1999         1998         1997
-------------------------------------------------------------------------------
Deferred liability on unrealized gains
  Unrealized gains                         $(68.1)      $(83.4)      $(78.6)
  Other, net                                 (4.7)        (5.9)         5.6
Deferred tax assets:
  Reserve discounting                        43.4         44.9         53.8
  Alternative minimum tax                    12.2         15.0          6.8
  Net operating loss carryforward            27.5         15.2         23.9
-------------------------------------------------------------------------------
Deferred tax asset (liability), net        $ 10.3       $(14.2)      $ 11.5
===============================================================================


Realization of deferred tax assets is dependent upon the Company's generation of sufficient taxable income in the future to recover tax benefits that cannot be recovered from taxes paid in the carryback period, generally three years. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The Company has a regular federal tax net operating loss carryforward of $38.0 million to expire after 2011, $16.5 million to expire in 2012, and $24.2 million to expire after 2019.

                                      13-14

                                                                     Exhibit 13

6. Shareholders' Equity

The Company is authorized to issue 5,000,000 shares of $0.10 par value preferred stock. No preferred shares were issued or outstanding at December 31, 1999.

During 1999, the Company reacquired and retired 1,735,300 shares of its common stock. The Company also retired 25,475 shares, during 1999, that were acquired through exercise of employee stock options, or forfeited in the employee stock purchase plan. During 1998, there were 22,577 shares reacquired through exercise of employee stock options, or forfeited in the employee stock purchase plan. No shares were reacquired during 1997.

The Company's insurance subsidiaries are regulated by the various states in which they do business and prepare their financial statements in accordance with statutory accounting principles. The amount of statutory net income and surplus (shareholders' equity) for the insurance subsidiaries for the years ended December 31, were as follows.

In millions                         1999           1998            1997
-------------------------------------------------------------------------------
Net income (loss)                  $ (14.3)        $  68.8        $  61.6
Surplus                            $ 579.5         $ 657.4        $ 564.8
-------------------------------------------------------------------------------

Various state insurance laws restrict the amount that may be transferred to Argonaut Group, Inc. from its subsidiaries in the form of dividends without prior approval of regulatory authorities. In addition, that portion of the Company's net equity which results from the difference between statutory insurance practices and generally accepted accounting principles would not be available for dividends. At December 31, 1999, $633,000 was available for dividends to Argonaut Group without prior regulatory approval. During 1999, dividends of $66.4 million were paid to Argonaut Group.

7. Net Investment Income

Investment income and expenses for the years ended December 31, were as follows.

In millions                            1999        1998       1997
-------------------------------------------------------------------------------
Investment income:
  Interest and dividends on
    fixed maturities                    $54.7       $60.0      $62.0
  Dividends on equity securities         11.6        13.0       20.7
  Interest on short-term investments      0.3         2.0        2.8
  Other                                   3.5         3.5        2.1
-------------------------------------------------------------------------------
                                         70.1        78.5       87.6
Investment expenses                      (1.6)       (1.1)      (0.4)
-------------------------------------------------------------------------------
Net investment income                   $68.5       $77.4      $87.2
===============================================================================

8. Underwriting, Acquisition, and Insurance Expenses

Underwriting, acquisition, and insurance expenses for the years ended December 31, were as follows.

In millions                             1999       1998        1997
-------------------------------------------------------------------------------
Commissions                              $11.6      $14.6       $15.8
General expenses                          40.5       50.7        45.1
State assessments                          5.9        4.4        12.5
Taxes, licenses, and bureau fees           5.1        5.9         6.0
-------------------------------------------------------------------------------
                                          63.1       75.6        79.4
Amortization (deferral) of policy
  acquisition costs                        1.5       (0.7)        1.2
-------------------------------------------------------------------------------
                                         $64.6      $74.9       $80.6
===============================================================================

                                      13-15

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

In millions                                            1999         1998
Change in benefit obligation
Benefit obligation at beginning of year              $30.6         $25.5
Service cost                                           1.8           1.7
Interest cost                                          1.9           1.8
Plan participant's contributions
Amendments                                             -             -
Actuarial (gain) loss                                 (5.4)          2.6
Benefits paid                                         (1.0)         (1.0)
-------------------------------------------------------------------------------
Benefit obligation at end of year                     27.9          30.6
===============================================================================

Change in plan assets
Fair value of plan assets at beginning of year        34.0          30.6
Actual return on plan assets                          (1.1)          2.3
Employer contribution                                  0.1           2.1
Plan participants' contributions
Benefits paid                                         (1.0)         (1.0)
-------------------------------------------------------------------------------
Fair value of plan assets at end of year              32.0          34.0
===============================================================================

Funded status                                          4.0           3.4
Unrecognized actuarial loss                           (2.9)         (0.8)
Unrecognized prior service cost                        1.2           1.3
Unrecognized net transition obligation                (0.3)         (0.3)
-------------------------------------------------------------------------------
Net amount recognized                                $ 2.0         $ 3.5
===============================================================================


Amounts recognized in the statement of financial position consist of:

  Prepaid benefit cost                              $  3.2        $  4.6
  Accrued benefit liability                           (1.4)         (1.5)
  Intangible asset                                     0.2           0.4
  Accumulated other comprehensive income               -             -
-------------------------------------------------------------------------------
Net amount recognized                               $  2.0        $  3.5
===============================================================================

In millions                                                1999       1998
-------------------------------------------------------------------------------
assumptions as of December 31
Weighted average discount rate                             7.5%       6.5%
Long term rate of return on plan assets                    6.0%       6.0%
Expected rate of increase in future compensation levels    4.5%       4.5%
-------------------------------------------------------------------------------




                                                         13-16

                                                                     Exhibit 13

In millions                                                  1999            1998
----------------------------------------------------------------------------------
Components of net periodic benefit cost
Service cost                                                $ 1.8          $ 1.7
Interest cost                                                 1.9            1.8
Expected return on plan assets                               (2.0)          (1.8)
Amortization of:
Transition asset                                             (0.1)          (0.1)
Prior service cost                                            0.1            0.2
(Gain) loss                                                   -             (0.2)
-----------------------------------------------------------------------------------
Total                                                         -             (0.1)
-----------------------------------------------------------------------------------
Net periodic benefit cost                                   $ 1.7          $ 1.6
===================================================================================

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $1.7 million, $1.4 million, and $0 respectively, as of December 31, 1999 and $1.8 million, $1.5 million, and $0, respectively, as of December 31, 1998.

Stock Options In August 1986, the Board of Directors of Argonaut Group, Inc. adopted the Stock Option Plan covering an aggregate 1,500,000 shares of Argonaut Group, Inc. Common Stock. An amendment to the Plan increasing the number of shares of common stock issuable under the Plan from 1,500,000 to 2,000,000 was approved on April 23, 1996 at the Company's Annual Meeting. A second amendment to the Plan increasing the number of shares of common stock issuable under the Plan from 2,000,000 to 2,500,000 was approved on April 27, 1999 at the Company's Annual Meeting. Under the Stock Option Plan, options to purchase shares of Argonaut Group, Inc. common stock may be granted to certain key employees. The options may be incentive stock options or nonqualified stock options. If incentive options are granted, the exercise price of the options will be the fair market value of the shares on the date that the option is granted. The exercise price of nonqualified stock options to be granted can be below the fair market value of the shares on the grant date. To date all options granted have been at the fair market value of the shares on the date of grant, and as such, no compensation expense has been recognized as accounted for under APB Opinion No. 25. The options are nontransferable and are exercisable in installments.

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

At December 31, 1999, 971,090 shares were available for future grant. The options are fully vested after 6 years and expire after 11 years.

A summary of the status of the Company's stock option plan at December 31, 1999, 1998, and 1997 is presented in the table below.

                                                          1999                             1998                          1997
-----------------------------------------------------------------------------------------------------------------------------------


                                         Number Weighted-Average          Number Weighted-Average       Number  Weighted-Average
                                      of Shares   Exercise Price       of Shares   Exercise Price    of Shares    Exercise Price

Outstanding at beginning of the year    896,440            $28.87       1,080,040           $24.63   1,035,270            $23.79
  Granted                               124,000             25.60        160,500             34.35     151,900             29.01
  Exercised                             (41,600)            17.71       (244,400)            12.97     (64,880)            17.84
  Cancelled                            (125,450)            31.05        (99,700)            30.74     (42,250)            30.05
Outstanding at end of the year          853,390            $28.62        896,440            $28.87   1,080,040            $24.63
Exercisable at end of year              428,800             27.36        416,230             26.20     560,560             19.91
Weighted-average fair value of options
  granted during the year                                  $ 2.71                           $ 4.67                       $  4.26
-----------------------------------------------------------------------------------------------------------------------------------


                                                                    13-17

                                                                    Exhibit 13

The following table summarizes information about stock options outstanding at December 31, 1999.

                                                                    Options Outstanding                   Options Exercisable
-----------------------------------------------------------------------------------------------------------------------------
Range of                                 Number  Weighted-Average      Weighted-Average           Number    Weighted-Average
Exercise Price                   Outstanding at          Remaining       Exercise Price       Exercisable      Exercise Price
12/31/99                       Contractual Life                             at 12/31/99
$22.67 to $27.13                       487,540               5.72 yrs.            $26.01         302,640               $25.93
$29.25 to $35.50                       365,850               7.48 yrs.            $32.10         126,160               $30.78
                                       -------                                                   -------
                                       853,390                                                   428,800
------------------------------------------------------------------------------------------------------------------------------

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997, respectively: risk-free rates of 4.58% and 5.12% for options issued in 1999, 5.56% and 5.64% for options issued in 1998, 6.32% and 6.73% for options issued in 1997; expected dividend yields of 6.66%, 5.43%, and 5.10%; expected lives of 6.21, 6.00, and
6.15 years; and expected volatility of 20.45%, 19.01%, and 16.65%.

Employee Savings Plans Substantially all employees of the Company are eligible to participate in employee savings plans. Under these plans, a percentage of an employee's pay may be contributed to various savings alternatives including, under one plan, investment in the Company's common stock. The plans call for the Company to match the employee's contribution under various formulae. Charges to income related to such Company matching were $0.6 million in 1999, $0.7 million in 1998, and $0.6 million in 1997.

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

There are no major customers from whom the Company derives 10% or more of its revenue.

Information on the Company's business segments for the years ended December 31 is as follows.

In millions                             1999          1998         1997
-------------------------------------------------------------------------------
Net earned premiums:
  Workers compensation                  $ 65.7        $115.6       $140.6
  Other lines                             27.3          22.9         24.3
  Run off lines                            -            -                 -
-------------------------------------------------------------------------------
Net earned premiums                     $ 93.0        $138.5       $164.9
===============================================================================

Pre-tax underwriting income (loss):

  Workers compensation                  $(80.6)       $(24.1)      $(20.9)
  Other lines                            (10.6)         (7.1)        (8.7)
  Run off lines                           (0.9)          0.6          2.4
-------------------------------------------------------------------------------
Total pre-tax underwriting loss          (92.1)        (30.6)       (27.2)
General corporate expenses                (4.7)         (4.5)        (3.2)
Net investment income                     68.5          77.4         87.2
Gains on sales of investments              2.8          51.2          4.5
Provision for income taxes                   (10.3)     30.8         12.8
-------------------------------------------------------------------------------
Net (loss) income                       $(15.2)      $  62.7      $  48.5
===============================================================================

















                                                         13-19

                                                                     Exhibit 13

11. Commitments and Contingencies

Rental expenses for operating leases, principally for offices, were $4.0 million, $4.2 million, and $4.0 million in 1999, 1998, and 1997, respectively.

As of December 31, 1999, future minimum noncancellable operating lease commitments are as follows: $3.8 million in 2000, $3.1 million in 2001, $2.3 million in 2002, $1.3 million in 2003, $2.3 million in 2004 and thereafter for a total of $12.7 million.

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

The Company has responded to the Complaint, and brought certain counterclaims against the MTA, and possibly others, in connection with the facts underlying the lawsuit. The Company believes it has meritorious defenses, and intends to vigorously contest these claims. The Company is unable, with any degree of certainty, to comment upon the range of any potential loss, or whether such an outcome is probable or remote, in light of the limited discovery conducted in the case, and the preliminary investigation conducted thus far.

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

                                      13-20

                                                                    Exhibit 13

12. Run Off Lines

Although the Company has discontinued active underwriting of hospital liability, medical malpractice liability, and assumed casualty reinsurance, these lines are in run off status, meaning that the Company is still obligated to pay losses incurred on policies written in past years. Each of these lines is characterized by long elapsed periods between the occurrence of a claim and ultimate payment of the settled claim. The Company has a specialized and dedicated staff to administer and settle claims related to these run off lines. The following tables present the Company's reserves for losses and loss adjustment expenses and their underwriting loss, including detailed information for the years ended December 31.

Reserves for Losses and Loss Adjustment Expenses

In millions                       1999            1998             1997
-------------------------------------------------------------------------------
Run off lines:
  Reinsurance assumed             $201.4          $213.0         $  217.8
  Medical malpractice               27.5            29.0             54.4
-------------------------------------------------------------------------------
                                   228.9           242.0            272.2
Continuing lines                   668.5           693.8            791.0
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Total reserves                    $897.4          $935.8         $1,063.2
-------------------------------------------------------------------------------

underwriting income (loss)

In millions                        1999            1998            1997
-------------------------------------------------------------------------------
Run off lines:
  Reinsurance assumed             $  (1.3)        $(1.3)        $  0.4
  Medical malpractice                 0.4           1.9            2.0
-------------------------------------------------------------------------------
                                     (0.9)          0.6            2.4
Continuing lines                    (91.2)        (31.2)         (29.6)
-------------------------------------------------------------------------------
Total underwriting loss            $(92.1)       $(30.6)        $(27.2)
-------------------------------------------------------------------------------

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

                                      13-21

                                                                      Exhibit 13
Quarterly Financial Data -- Unaudited

The following table represents unaudited quarterly financial data for the years ended December 31, 1999 and 1998. In the opinion of management, all adjustments necessary to present fairly the results of operations for such periods have been made. Total revenues and net income include gains on the sale of investments. The Company cannot anticipate when or if similar gains may occur in the future. Since financial results rely heavily on estimates, caution should be used in drawing specific conclusions from quarterly consolidated results.

In millions except per share amounts     Three Months Ended
------------------------------------------------------------------------------------

                                   March 31        June 30     Sept. 30      Dec. 31

1999
Total revenues                       $ 46.1         $51.4        $ 45.3       $ 21.5
Underwriting loss                      (3.6)         (5.8)        (10.6)       (72.1)
Net income (loss)                       9.5           7.2           5.0        (36.9)
Net income (loss) per common share
  Basic*                                0.40          0.30          0.21        (1.63)
  Diluted*                              0.40          0.30          0.21        (1.63)

Comprehensive income (loss)            (7.1)         10.8         (17.6)       (29.9)

1998

Total revenues                        $98.0         $56.3        $ 60.4        $52.4
Underwriting loss                      (7.6)         (5.0)        (10.5)        (7.5)
Net income                             36.7           8.8          10.4          6.8
Net income per common share
  Basic*                                1.54          0.37          0.43         0.28
  Diluted*                              1.52          0.36          0.43         0.28

Comprehensive income                   23.5          14.5          14.1         19.6
-------------------------------------------------------------------------------------

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

   Quarter Ended       March 31  June 30  Sept. 30  Dec. 31

   1999
   High                27 1/2    27 15/16 26 5/8    26
   Low                 23 3/4    23       23 9/16   18 11/16
   Close               25 11/16  24       25 1/8    19 7/8


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
   Close               36 1/8    31 5/8   25 1/2    24 1/2






                                      13-22

                                                                     Exhibit 13

Management's Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations Earned premium income decreased to $93.0 million for the year ended December 31, 1999, from $138.5 million in 1998, and from $164.9 million recorded in 1997. This decline resulted from two primary factors: During the fourth quarter, an actuarial review determined that the estimate for additional premiums accrued under retrospectively rated policies was overstated for older policy years by approximately $20 million. The adjustment of this estimate is a decrease to earned premiums for the quarter and the current year. Also, severe price competition for workers compensation insurance, the Company's primary line of business continued to make many accounts less attractive during 1999. The impact of large deductible programs on inforce premium was $62.0 million in 1999 as compared with $95.3 million in 1998.

Net investment income was $68.5 million, $77.4 million, and $87.2 million for 1999, 1998, and 1997, respectively. This decline reflects fluctuations in market values and the reduction of portfolio assets as claim reserves from prior periods are paid out, and as funds have been used to repurchase shares of the Company's common stock.

Pre-tax gains on sales of investments were $2.8 million, $51.2 million, and $4.5 million for 1999, 1998, and 1997, respectively. The 1998 gain resulted primarily from the call of Navistar International Series D preferred stock and from resolution of class action litigation related to investment trades in prior years. Management cannot anticipate when or if similar gains or losses may occur in the future.

Losses and loss adjustment expenses were $121.4 million, $95.1 million and $112.8 million in 1999, 1998, and 1997, respectively. Incurred losses for 1999 include an increase to workers compensation reserves during the fourth quarter of $31.7 million, reflecting higher than anticipated loss development for accident years 1998 and 1999, particularly in California. The Company's loss ratio, including the run off lines of business, was 132% in 1999, 69% in 1998, and 68% in 1997. The loss ratio in the workers compensation line of business was 143% in 1999 and 65% in both 1998 and 1997. The loss ratio in other continuing lines of business was 102%, 87%, and 94% in 1999, 1998, and 1997, respectively.

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

Underwriting expenses totaled $64.6 million in 1999, $74.9 million in 1998, and $80.6 million in 1997. Underwriting expenses are composed of four components: general expenses, commissions, premium taxes, and state fees and assessments. The $10.3 million decrease in expenses from the prior year is attributed to the reduction in compensation and fringe benefits paid in 1999, and non-recurring expenses related to Year 2000 remediation incurred in 1998.

Policyholder dividend expense (recapture) was $1.0 million in 1999, $0.8 million in 1998, and $(0.9) million in 1997. These charges reflect the loss experience of participating policyholders, the basis for dividend payments. Since the advent of open rating in 1995 in California, fewer participating policies are being written.

After-tax operating loss was $15.2 million in 1999 compared to operating income of $62.7 million in 1998 and $48.5 million in 1997. The after-tax loss in 1999 was a result of the reduction in earned premium and strengthening of loss reserves discussed above.

Liquidity and Capital Resources The Company's insurance subsidiaries require a significant degree of liquidity and adequate capital to meet ongoing obligations to policyholders and claimants, and to cover ordinary operating expenses. During the three years ended December 31, 1999, the Company generated sufficient capital from operating and investment income to meet all of its obligations. The Company maintains adequate levels of liquidity and surplus capacity to manage the risks inherent with any differences between the duration of its liabilities and invested assets. Management believes that the Company continues to maintain sufficient liquidity to pay claims and expenses, as well as to cover unforeseen events such as reinsurer insolvencies, inadequate premium rates, or reserve deficiencies.

                                                         13-23

                                                                     Exhibit 13

In addition to its investment portfolio, subsidiaries of Argonaut Group own real property for use as Home Office facilities for Argonaut Insurance Company and Argonaut Great Central, as well as three commercial properties in California. These real properties are included in "Other Assets" at $5 million; their original cost less accumulated depreciation. The market value for these properties is estimated at between $98 and $113 million.

Under provisions of the California Insurance Code, there is a maximum amount of dividends which can be paid without prior approval of the Insurance Commissioner, reduced by dividends declared during the prior twelve months. Under these provisions, as of December 31, 1999, Argonaut Insurance could pay to Argonaut Group, Inc. a maximum dividend of $600,000 without the Insurance Commissioner's approval. During 1999, Argonaut Insurance paid the Company dividends of $66.4 million.

The quarterly dividend to shareholders of Argonaut Group for 1999 was $0.41 per common share. During 1999, total cash dividends paid by the Company to its shareholders were $1.64 per share. On January 22, 2000, the Argonaut Group, Inc. Board of Directors declared a quarterly common stock dividend of $0.41 per common share, payable February 23 to shareholders of record February 8, 2000.

During 1999 under its previously announced stock repurchase program the Company purchased an additional 1,735,300 shares bringing the total shares repurchased to 7,150,988 out of an aggregate authorization of eight million shares. It is presently expected that dividends received from the Company's subsidiaries will be the primary source of funds for the stock repurchase program and to meet any other capital requirements the Company may develop.

Recently Issued Accounting Pronouncements As discussed in Note 1 to the Consolidated Financial Statements, the Company has reviewed Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivatives and Hedging Activities". The statement will not have a material effect on the Company's results of operations or financial condition. An amendment to the statement, SFAS No. 137 defers the effective date of SFAS no. 133 for the Company to January 1, 2001.

Market Risk The primary market risk exposures that result in an impact to the Company's investment portfolio relates to equity price changes and interest rate changes. The Company does not have any foreign currency risk, debt or derivative instruments.

The Company holds a well diversified portfolio of investments in common stock representing U.S. firms in industries and market segments ranging from small market capitalization stocks to the Standard & Poors 500 stocks. Equity price risk is managed primarily through the daily monitoring of funds committed to the various types securities owned by the Company and by limiting the exposure in any one investment or type of investment. At December 31, 1999 the fair market value of the Company's common stock was $427.1 million. The potential loss in fair value at December 31, 1999 using a 10% hypothetical decline in prices, is estimated to be approximately $42.7 million.

The Company's primary exposure to interest rate risk relates to its fixed maturity investments including redeemable preferred stock. Changes in market interest rates directly impact the market value of the fixed maturity securities and preferred stocks. The following interest rate sensitivity analysis measures the potential change in fair value for the Company's fixed maturity investments and preferred stock as of December 31, 1999 resulting from changes in the rate of 100 and 200 basis points.

                                                         13-24

                                                                     Exhibit 13

Interest Rate Sensitivity Analysis
               Fair          Yield         Modified
               Value         To            Duration
               (Millions)    Maturity      (Years)
-200bp         867.3         5.5%          6.4
-100bp         871.8         6.1%          6.3
Base Case      806.7         7.1%          6.1
+100bp         761.3         8.1%          5.7
+200bp         717.1         9.1%          5.5

Argonaut adheres to certain specific guidelines to manage its investment portfolio. The Company invests only in high investment grade bonds ("AAA" rated U.S. treasury notes and government agencies and "A" or better for municipal bonds and preferred stocks) with a short horizon (10 year maximum) for treasury notes, municipal bonds, and government agencies.

Year 2000 The Company is pleased to report that it has not experienced any significant systems or other Year 2000 (Y2K) problems at the turn of the millennium. During the first hours of January, 2000, the systems department successfully completed a turn of century date check out of all systems, applications, connections, hardware and software. All systems continued to be functional and there were no crisis shutdowns.

As of the business week starting January 3, 2000 all systems were and continue to be monitored for any Y2K exceptions. The Company has implemented an extensive Year 2000 contingency plan that identifies pre-planned courses of action in the event that Y2K problems interrupt its internal processes or its business partners' processes. As of mid-1999 all third party vendors and customers had declared themselves to the Company to be Y2K compliant. As a result there are no third parties that are currently unable to transact business with the Company due to Y2K systems problems. The contingency plan will continue through the quarter end of March 2000.

There has been no material change in total project cost for upgrading systems for Y2K compliance from the approximately $4.4 million previously disclosed. All costs associated with the project have been expensed as incurred. The postponement of known systems projects or other capital spending does not appear to have any material impact on the company's liquidity as the result of the devotion of company resources to preparing for Y2K compliance.

                                                         13-25