Form 10-K405/A, Exhibit 13
period 2000-12-31
ARGONAUT GROUP INC
filed 2001-04-02
CIK 800082

EXHIBIT 13
Five-Year Financial Highlights




In millions except per share amounts                2000         1999        1998        1997         1996

(Unaudited)
For the Years Ended December 31
Premiums:
   Net premiums at standard rates (a)         $   195.9    $   174.1     $   230.9   $   258.1   $   255.5
   Effect of large deductible programs (b)        (72.1)       (62.0)        (95.3)      (97.6)     (101.3)
   Mandated assigned risk pools                     0.8          0.9           2.9         4.4         7.5
   Adjustment to retro premium accrual               --        (20.0)          --          --          --
-----------------------------------------------------------------------------------------------------------------------------------
Total premiums                                    124.6         93.0         138.5       164.9       161.7
 Investment income and realized gains              85.3         71.3         128.6        91.7       111.1
-----------------------------------------------------------------------------------------------------------------------------------
Total revenue                                 $   209.9    $   164.3     $   267.1   $   256.6   $   272.8
===================================================================================================================================
Net income (loss)                             $   (83.3)   $   (15.2)    $    62.7   $    48.5   $   (94.0)
===================================================================================================================================
Net income (loss) per common share:

   Basic                                      $    (3.77)  $    (0.64)   $     2.62  $     2.04  $    (3.92)
===================================================================================================================================

   Diluted                                    $    (3.77)  $    (0.64)   $     2.61  $     2.02  $    (3.92)
===================================================================================================================================

   Comprehensive income (loss)                $   (80.5)      $(43.8)     $   71.7   $    89.6   $   (100.9)
===================================================================================================================================


At Year End

Total assets                                   $1,565.8     $1,625.1      $1,823.0    $1,898.8     $1,944.4
Shareholders' equity                              501.1        628.4         754.4       717.9        665.3
Shareholders' equity per common share             23.03       28.10          31.33        30.09       27.97

(a) Premiums based on full exposure before price reductions reflecting lower loss exposure on large deductible policies (b) Premium reductions based on lower loss exposure on large deductible policies.
The accompanying notes are an integral part of these financial statements.

                                          13-1

EXHIBIT 13





Report of Independent Public Accountants

To the Shareholders of Argonaut Group, Inc.

We have audited the accompanying consolidated balance sheets of Argonaut Group, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flow for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Argonaut Group, Inc. and subsidiaries as of December 31, 2000 and 1999, and their results of operations, comprehensive income and cash flow for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.





ARTHUR ANDERSEN LLP

San Francisco, California
January 29, 2001 (except with respect to the matter discussed in Note 15, as to which the date is February 16, 2001)
























                                      13-2


                                                                                             EXHIBIT 13

Consolidated Balance Sheets
In millions                                December 31,                           2000            1999

Assets

Investments:
   Fixed maturities, available for sale, at fair value                        $   713.9           $ 745.4
(cost: 2000-- $711.4; 1999-- $775.8)
   Equity securities, available for sale, at fair value                           363.3             427.1
(cost: 2000-- $167.1; 1999-- $202.2)
   Short-term investments, available for sale, at fair value                        8.3               0.8
   Securities in transit                                                            0.1               2.6
-------------------------------------------------------------------------------------------------------------------------------
                                                                                1,085.6           1,175.9
Cash and cash equivalents                                                           7.2              31.2
Accrued investment income                                                          15.9              16.2
Receivables:
   Due from insureds                                                              120.6              92.8
   Due from reinsurance                                                           222.6             218.3
   Accrued retrospective premiums                                                  15.4              31.0
Cost in excess of net assets purchased                                             29.9              32.7
Unearned premiums on ceded reinsurance                                              3.9               1.2
Accrued policyholder dividends recaptured                                            --               3.0
Deferred federal income tax asset, net                                             55.8              10.3
Other assets                                                                        8.9              12.5
-------------------------------------------------------------------------------------------------------------------------------
                                                                               $1,565.8          $1,625.1
===============================================================================================================================

Liabilities and Shareholders' Equity

Reserves for losses and loss adjustment expenses                               $  930.7          $  897.4
Unearned premiums                                                                  69.7              43.9
Accrued policyholder dividends                                                      2.0              --
Other liabilities                                                                  62.3              55.4
-------------------------------------------------------------------------------------------------------------------------------
                                                                                1,064.7             996.7
===============================================================================================================================

Shareholders' equity:
   Common  stock -- $.10  par,  35,000,000  shares  authorized,  21,758,812  and
     22,359,816 shares issued and outstanding
     at December 31, 2000 and December 31, 1999, respectively                       2.2              2.2
   Additional paid-in capital                                                      94.4             96.8
   Retained earnings                                                              275.3            403.0
   Accumulated other comprehensive income                                         129.2            126.4
-------------------------------------------------------------------------------------------------------------------------------
                                                                                  501.1            628.4
-------------------------------------------------------------------------------------------------------------------------------
                                                                               $1,565.8          $1,625.1
===============================================================================================================================



The accompanying notes are an integral part of these financial statements.






                                                                     13-3



EXHIBIT 13

Consolidated Statements of Operations
In millions except per share amounts                                               For the Years Ended December 31,

                                                                            2000             1999              1998

Premiums and other revenue:
   Premiums, net                                                          $124.6          $ 93.0            $138.5
   Net investment income                                                    62.0            68.5              77.4
   Gains on sales of investments                                            23.3             2.8              51.2
-----------------------------------------------------------------------------------------------------------------------------------
Total revenue                                                              209.9           164.3             267.1
-----------------------------------------------------------------------------------------------------------------------------------
Expenses:
   Losses and loss adjustment expenses                                     247.6           121.4              95.1
   Underwriting, acquisition, and insurance expenses                        83.1            64.6              74.9
   Amortization of cost in excess of net assets purchased                    2.8             2.8               2.8
   Policyholder dividends                                                    5.6             1.0               0.8
-----------------------------------------------------------------------------------------------------------------------------------
Total expenses                                                             339.1           189.8             173.6
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                        (129.2)           (25.5)             93.5
Provision (benefit) for income taxes                                      (45.9)           (10.3)             30.8
-----------------------------------------------------------------------------------------------------------------------------------

Net income (loss)                                                        $(83.3)          $(15.2)           $ 62.7
===================================================================================================================================

Net income (loss) per common share:
   Basic                                                                 $(3.77)           $  (0.64)        $ 2.62
===================================================================================================================================

   Diluted                                                               $(3.77)           $  (0.64)        $ 2.61
===================================================================================================================================


The accompanying notes are an integral part of these financial statements.




























13-4 EXHIBIT 13


Consolidated Statements of Comprehensive Income



In millions                                                                 2000             1999              1998


Net income (loss)                                                         $(83.3)         $(15.2)            $ 62.7
Other comprehensive income (loss):
   Unrealized gain (loss) on securities:
   Gains (losses) arising during the year                                   27.6           (41.2)              65.0
   Reclassification adjustment for gains
   included in net income or loss                                          (23.3)           (2.8)             (51.2)
----------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss) before tax                                 4.3           (44.0)              13.8
Income tax expense (recoverable) related to
   other comprehensive income (loss)                                         1.5           (15.4)               4.8
----------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss), net of tax                                2.8           (28.6)               9.0
----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                               $(80.5)         $(43.8)            $ 71.7
==================================================================================================================================



The accompanying notes are an integral part of these financial statements.















































                                                                     13-5

EXHIBIT 13


Consolidated Statements of Shareholders' Equity



In millions                                             Common        Additional     Retained       Accumulated    Shareholders'
                                                         Stock        Paid-In        Earnings       Other          Equity
                                                                      Capital                       Comprehensive
                                                                                                      Income

 Balance, December 31, 1997                             $ 2.4          $98.3          $471.2         $146.0         $717.9
   Net income                                                                           62.7                          62.7
   Other comprehensive income, net of tax                                                               9.0            9.0
   Repurchase and retirement of
     common stock                                                                       (0.5)                         (0.5)
   Cash dividends ($1.64 per share)                                                    (39.3)                        (39.3)
   Stock options exercised                                               4.6                                           4.6
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                                2.4          102.9           494.1          155.0          754.4
   Net loss                                                                            (15.2)                        (15.2)
   Other comprehensive loss, net of tax                                                               (28.6)         (28.6)
   Repurchase and retirement of
     common stock                                        (0.2)          (6.9)          (37.0)                        (44.1)
   Cash dividends ($1.64 per share)                                                    (38.9)                        (38.9)
   Stock options exercised                                               0.8                            0.8
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                                2.2           96.8           403.0          126.4          628.4
   Net loss                                                                            (83.3)                        (83.3)
   Other comprehensive income, net of tax                                                               2.8            2.8
   Repurchase and retirement of
     common stock                                                       (2.4)           (8.2)                        (10.6)
   Cash dividends ($1.64 per share)                                                    (36.2)                        (36.2)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                              $ 2.2          $94.4          $275.3         $129.2         $501.1
===================================================================================================================================

The accompanying notes are an integral part




















                                                                     13-6

EXHIBIT 13

Consolidated Statements of Cash Flow



In millions                   For the Years Ended December 31,              2000             1999              1998



Cash flows from operating activities:
   Net income (loss)                                                     $ (83.3)           $(15.2)         $   62.7
   Adjustments to reconcile net income (loss) to
   net cash provided (used) by operations:
     Amortization and depreciation                                           5.4               6.8               8.6
     Deferred federal income tax provision (benefit)                       (46.9)             (9.2)             20.8
     Gains on sales of investments                                         (23.3)             (2.8)            (51.2)
   Decrease in accrued investment income                                     0.3               2.5               1.6
   Decrease (increase) in receivables from insureds                        (27.8)             10.9               8.8
   Decrease (increase) in reinsurance receivables                           (4.3)            (22.2)             14.1
   Decrease in accrued retrospective premiums                               15.6              21.8               9.0
   Increase in unearned premiums on ceded reinsurance                       (2.7)             (0.3)             (0.1)
   Increase (decrease) in reserves for losses and loss
     adjustment expenses                                                    33.3             (38.4)           (127.4)
   Increase (decrease) in unearned premiums                                 25.8               7.1              (3.4)
   Decrease (increase) in accrued policyholder dividends                     5.0              (0.5)             (0.1)
   Increase (decrease) in income taxes payable                               6.9             (11.1)              6.8
   Increase (decrease) in other assets and liabilities, net                  1.9             (14.2)             (6.9)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                           (94.1)            (64.8)            (56.7)
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Sales of fixed maturity investments                                      64.9              61.0              13.3
   Maturities and mandatory calls of fixed maturity investments             16.1             107.9             248.3
   Sales of equity securities                                               87.5              18.4              96.0
   Purchases of fixed maturity investments                                 (18.2)            (30.7)           (335.1)
   Purchases of equity securities                                          (28.4)            (21.0)            (15.0)
   Decrease (increase) in short-term investments                            (7.5)             19.1              61.0
   Other, net                                                                2.5              (1.0)            (11.1)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                           116.9             153.7              57.4
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Repurchase of common stock                                              (10.6)            (44.1)             (0.5)
   Payment of cash dividend                                                (36.2)            (38.9)            (39.3)
   Exercise of stock options                                                  --               0.8               4.6
-----------------------------------------------------------------------------------------------------------------------------------
                                                                           (46.8)            (82.2)            (35.2)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                           (24.0)              6.7             (34.5)
Cash and cash equivalents, beginning of period                              31.2              24.5              59.0
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                  $  7.2             $31.2          $   24.5
===================================================================================================================================

   Additional disclosure:
   Income taxes paid (refunded)                                           $ (5.8)           $  9.7           $   1.7
===================================================================================================================================



The accompanying notes are an integral part of these financial statements.






                                      13-7

EXHIBIT 13
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Significant Accounting Policies


Business
Argonaut Group, Inc. (the Company) is a national provider of specialty insurance products focused on high-quality customer service for specific niches of property-casualty insurance. Workers compensation is the primary line of insurance written by Argonaut Insurance Company, the principal insurance subsidiary. Argonaut Insurance Company also writes a limited amount of complementary lines of commercial insurance, primarily general and automobile ~liability, but targets companies whose workers compensation needs will result in significant annual premiums (generally between $250,000 and $5 million) in classes of insurance which require specific expertise to underwrite prudently, enhance the safety of the workplace, and effectively manage losses through partnership with the insured. These classes include contractors, wholesalers, retailers, light manufacturers, technology firms, service firms (such as in the hospitality industry), and clients who use self-insurance to meet some or all of their insurance needs. Argonaut Insurance Company has a partnership with Esurance to provide personal auto insurance nationally on the Internet (www.esurance.com).
    Argonaut Great Central Insurance Company specializes in commercial multiple-peril, workers compensation, and umbrella coverages specifically for supermarkets, restaurants, religious institutions, and laundry/dry cleaners. Basis of Presentation The consolidated financial statements of Argonaut Group, Inc. and subsidiaries have been prepared in accordance with accounting principals generally accepted in the United States (GAAP), which differ from statutory insurance accounting practices. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
    The financial statements include the accounts and operations of Argonaut Group, Inc. and its subsidiaries. All material intercompany accounts and transactions have been eliminated. Certain prior year balances have been restated to reflect current year classifications.
    For purposes of reporting cash flows, cash and cash equivalents include cash on hand and securities with an original maturity of less than ninety days.
Investments Investments in fixed maturities at December 31, 2000 and 1999 include bonds, notes, and redeemable preferred stocks. Equity securities include common and nonredeemable preferred stocks. Short-term investments consist of funds which are in excess of the Company's near-term operating and claims-paying needs and are invested in repurchase agreements, commercial paper, and money market funds.
    All investments are considered available for sale and are carried at fair value. Fair values for fixed maturity investments and equity securities are based on quoted market prices or dealer quotes. Unrealized appreciation or depreciation on fixed maturity investments and equity securities is included, net of applicable deferred income taxes, in shareholders' equity. Gains and losses on sales of investments are computed on the specific identification method and are reflected in total revenue. Receivables Receivables due from insureds are presented net of a reserve for uncollectible accounts of $1.7 million and $1.5 million at December 31, 2000 and 1999 respectively.
Receivables due from reinsurance of paid loss and loss adjustment expenses are presented net of a reserve for uncollectable accounts of $705,000 at December 31, 2000 and 1999. Accrued retrospective premiums are based upon actuarial estimates of expected ultimate losses. Management believes that the accrued retrospective premium receivable is properly stated. While the eventual receivable may differ from the current estimates, management does not believe that this difference will have a material effect, either adversely or favorably, on the Company's financial position and results of operations.







                                                         13-8

Cost in Excess of Net Assets Purchased                               EXHIBIT 13
Cost in excess of net assets purchased of $29.9 million at December 31, 2000 and $32.7 million at December 31, 1999, relate to Teledyne, Inc.'s acquisition of Argonaut Insurance Company in 1969, and is net of accumulated amortization of $39.7 million and $36.9 million, respectively. Cost in excess of net assets purchased is being amortized on a straight-line basis over a 25-year period beginning October 1, 1986. At each balance sheet date, the Company evaluates the recoverability of its cost in excess of net assets purchased in relation to anticipated future cash flows on an undiscounted basis. If the carrying value of the cost in excess of net assets purchased exceeds anticipated future cash flows on an undiscounted basis, then the cost in excess of net assets purchased is deemed to be impaired and written down to the value of the anticipated future cash flows. Based on this annual assessment, the Company expects its cost in excess of net assets purchased to be fully recovered.
Recognition of Premium Revenue & Related Expenses
Premium revenue is recognized ratably over the period to which the premium relates. Policy acquisition costs, included in other assets, consisting primarily of commissions and premium taxes, are deferred and amortized over the period in which the related premium is earned. Deferred policy acquisition costs are limited to their estimated realizable value based on the related unearned premium and take into account anticipated claims and claims expenses, based on historical and current experience, and investment income.

Recent Accounting Pronouncements
Statement of Financial Accounting Standards (SFAS) No. 137, which amended the effective date of SFAS No. 133 -- Accounting for Derivative Instruments and Hedging Activities, was issued in June 1999. The Company is required to adopt SFAS No. 133 on January 1, 2001. This statement establishes accounting and reporting standards requiring that all derivative instruments are recorded on the balance sheet as either an asset or a liability, measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met and such hedge accounting treatment is elected. Because the Company does not hold any derivatives as defined in SFAS No. 133, management of the Company does not believe the adoption of SFAS No. 133 will have a material impact on its results of operations or financial position.
   In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101,"Revenue Recognition in Financial Statements" (SAB
101). SAB 101, as amended, summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. SAB 101 was adopted by the Company in 2000. The adoption of the provisions of SAB 101 did not have a material effect on the Company's consolidated operating results, statement of Cost in Excess of Net Assets Purchased Cost in excess of net assets purchased of $32.7 million at December 31, 1999 and $35.9 million at December 31, 1998, relate to Teledyne, Inc.'s acquisition of Argonaut Insurance Company in 1969, and is net of accumulated amortization of $36.9 million and $34.1 million, respectively. Cost in excess of net assets purchased is being amortized on a straight-line basis over a 25-year period beginning October 1, 1986. At each balance sheet date, the Company evaluates the recoverability of its cost in excess of net assets purchased in relation to anticipated future cash flows on an undiscounted basis. If the carrying value of the cost in excess of net assets purchased exceeds anticipated future cash flows on an undiscounted basis, then the cost in excess of net assets purchased is deemed to be impaired and written down to the value of the anticipated future cash flows. Based on this annual assessment, the Company expects its cost in excess of net assets purchased to be fully recovered. Recognition of Premium Revenue & Related Expenses Premium revenue is recognized ratably over the period to which the premium relates. Policy acquisition costs, included in other assets, consisting primarily of commissions and premium taxes, are deferred and amortized over the period in which the related premium is earned. Deferred policy acquisition costs are limited to their estimated realizable value based on the related unearned premium and take into account anticipated claims and claims expenses, based on historical and current experience, and investment income.

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

EXHIBIT 13


2. Investments


Gains and losses on sales and calls of investments  for the years ended December
31, were as follows.

In millions                                      2000              1999         1998

Fixed maturities                                $ (0.6)           $0.6          $  0.2
Equity securities                                 23.9             2.2            51.0
-------------------------------------------------------------------------------------------------------------
                                                 $23.3            $2.8           $51.2
=============================================================================================================


The amortized cost and fair value of fixed  maturity  investments as of December
31, were as follows.

In millions                                                                                           2000
                                                Amortized         Gross            Gross             Fair
                                                 Cost             Unrealized       Unrealized        Value
Gains                                           Losses
U.S. treasury securities                        $127.5              $4.9             $  -            $132.4
U.S. government agencies                         554.6               1.2              3.1             552.7
Obligations of states and
   political subdivisions                         14.1                 -                -              14.1
Corporate securities                               7.2               0.1                -               7.3
Redemptive preferred stock                         8.0                 -              0.6               7.4
------------------------------------------------------------------------------------------------------------------------------
                                                $711.4              $6.2             $3.7            $713.9
==============================================================================================================================


In millions                                                                                           1999
                                                Amortized         Gross            Gross              Fair
                                                 Cost             Unrealized       Unrealized         Value
Gains                                           Losses
U.S. treasury securities                        $139.9              $  -           $  1.4            $138.5
U.S. government agencies                         595.9                 -             29.3             566.6
Obligations of states and
   political subdivisions                         26.3               0.2              0.1              26.4
Redemptive preferred stock                        13.7               0.4              0.2              13.9
------------------------------------------------------------------------------------------------------------------------------
                                                $775.8              $0.6            $31.0            $745.4
==============================================================================================================================


The amortized cost and market values of fixed maturity investments as of December 31, 2000 by contractual maturity, are shown below.

In millions
                                                 Amortized        Fair
                                                 Cost             Value
Due in one year or less                          $17.6             $17.6
Due after one year to five years                  89.8              91.8
Due after five years to ten years                599.9             600.3
Thereafter                                         4.1               4.2
-------------------------------------------------------------------------------------------
                                                $711.4            $713.9
===========================================================================================







13-10 EXHIBIT 13

The expected maturities may differ from the contractual maturities because debtors may have the right to call or prepay obligations without penalties.
   Proceeds from sales of fixed maturity investments were $64.9 million, $61.0 million, and $13.3 million in 2000, 1999, and 1998, respectively. Gross gains of $1.5 million, $0.6 million, and $0.2 million were realized on those sales in 2000, 1999, and 1998, respectively. Gross losses of $2.1 million were realized on those sales in 2000. There were no gross losses realized on those sales in 1999 and 1998.
   At December 31, 2000 the amortized cost and fair value of bonds on deposit with various insurance regulatory agencies were $364.2 million and $389.1 million, respectively.
   Additionally, U.S. Treasury Notes with an amortized cost of $7.0 million and fair value of $6.9 million were pledged as collateral for surety bonds which were issued to various states in lieu of depositing bonds.
   At December 31, 2000 the Company had no investments in any one investee exceeding 10% of shareholders' equity. At December 31, 1999 the Company's investment in International Paper Company common stock with a market value of $66.8 million, was 10.6% of shareholders' equity.
Included in the Company's investment in equity securities at December 31, 2000 is a California utility company. Its fair market value subsequent to year end has declined approximately

The expected maturities may differ from the contractual maturities because debtors may have the right to call or prepay obligations without penalties.

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































13-11 EXHIBIT 13

3. Reinsurance


The Company reinsures certain risks with other insurance companies. Such arrangements serve to limit the Company's maximum loss on catastrophes and large or unusually hazardous risks. The Company is liable for reinsurance ceded in the event its reinsurers do not meet their obligations. The Company's reserves for nonrecoverable reinsurance were $10.6 million and $11.2 million as of December 31, 2000 and 1999, respectively. Under certain of the reinsurance agreements, funds are held in the form of cash deposits and letters of credit to secure performance of reinsurers in meeting their obligations. The amount of such funds was $18.4 million and $17.6 million at December 31, 2000 and 1999, respectively. The cash deposits portion of the funds held are classified as other liabilities in the balance sheet. Estimated losses recoverable from reinsurers and the ceded portion of unearned premiums are reported as assets. Losses and loss adjustment expenses of $247.6 million, $121.4 million, and $95.1 million for the years ending December 31, 2000, 1999, and 1998, respectively, are net of cessions of $50.7 million, $54.1 million, and $20.7 million, respectively. While the Company is not in the business of assuming reinsurance risks, it is required to accept certain assigned risks and other legally mandated reinsurance obligations. In previous years, the Company actively assumed various forms of casualty reinsurance for which it continues to maintain reserves for loss and loss adjustment expenses (Note 13).

    Premiums for the years ended December 31, were as follows.

In millions                             2000              1999           1998
Direct written premiums             $184.0              $139.6            $160.4
Reinsurance ceded to
   other companies                   (22.2)              (18.1)            (18.6)
Reinsurance assumed from
   other companies                     2.1                 0.7               2.3
----------------------------------------------------------------------------------------------------
Net written premiums                $163.9              $122.2            $144.1
====================================================================================================
Direct earned premiums              $142.8              $109.8            $154.0
Reinsurance ceded to
   other companies                   (19.4)              (17.8)            (18.5)
Reinsurance assumed from
   other companies                     1.2                 1.0               3.0
----------------------------------------------------------------------------------------------------
Net earned premiums                 $124.6              $ 93.0            $138.5
====================================================================================================
Percentage of reinsurance
   assumed to net earned premiums      1.0%                1.1%              2.2%




















                                      13-12

EXHIBIT 13 4. Reserves for Losses and Loss Adjustment Expenses

The following table provides a reconciliation of reserves for losses and loss adjustment expenses for the years ended December 31, 2000, 1999, and 1998.

In millions                                      2000              1999        1998
Reserves for losses and loss
   adjustment expenses at
   beginning of year                          $897.4            $935.8        $1,063.2
Losses and loss adjustment expenses:
   Provision for losses and loss
     adjustment expenses for claims
     occurring in the current year             145.1             118.0           128.2
   Increase (decrease) in estimated
     losses and loss adjustment expenses
     for claims occurring in prior years       153.2              57.5           (12.4)
-------------------------------------------------------------------------------------------------------------
                                               298.3             175.5           115.8
-------------------------------------------------------------------------------------------------------------
Losses and loss adjustment expense payments
for claims occurring during:
   Current year                                 45.8              36.4            45.4
   Prior years                                 219.2             177.5           197.8
-------------------------------------------------------------------------------------------------------------
                                               265.0             213.9           243.2
-------------------------------------------------------------------------------------------------------------
Reserves for losses and loss
   adjustment expenses at end of year         $930.7            $897.4          $935.8
=============================================================================================================


Reserves for losses and loss adjustment expenses represent the estimated indemnity cost and related adjustment expenses necessary to investigate and settle claims. Such estimates are based upon individual case estimates for reported claims, estimates from ceding companies for reinsurance assumed, and actuarial estimates for losses which have been incurred but not yet reported to the insurer. Any change in probable ultimate liabilities is reflected in current operating results.
    The primary reason for the loss deterioration recognized in 2000 was poor experience in the workers compensation line of business. In particular, loss experience in the State of California was worse than anticipated. The negative effect of a California legal ruling in 1996 was only recognized by the industry starting in 1999. Continuing through 2000 the workers compensation industry in California has reported results which have worsened with each quarter. The impact of the legal ruling can be seen through increasing claim costs for California workers compensation accidents which occurred in 1997 and thereafter. The full effect of the legal changes was delayed due to the nature of workers compensation injuries and the sometimes subjective nature of the system which administers the settlement of workers' claims. It can take many months before the first injured worker has gone through the system with a claim coming under new law. Subsequent claims are administered according to the new standard in a trickle down manner. As a result, loss estimates established by the Company, and the industry, in prior years have proved inadequate with the passage of time. Upon actuarial review of the changing loss climate, the Company increased workers compensation loss and loss adjustment expense reserves by $124 million during 2000.
    The Company faces increased uncertainty due to its exposure to asbestos liability insurance. The Company wrote insurance in the 1970's for a small number of asbestos manufacturers and contractors. Due to the long latency period of asbestos related diseases, these types of claims continue to be administered by the Company. During 2000 the Company recorded a $10 million increase in reserves for loss adjustment expense to reflect the ongoing costs of handling these types of claims.
     In the opinion of management, the Company's reserves represent the Company's best estimate of its ultimate liabilities, based on currently known facts, current law, current technology, and assumptions considered reasonable where facts are not known. Due to the significant uncertainties mentioned above and related management judgments, there can be no assurance that future loss development, favorable or unfavorable, will not occur.
The Company discounted certain workers compensation pension-type reserves using a maximum interest rate of 3.5% in 2000 and 1999. The amount of unamortized discount was $42.8 million at December 31, 2000 and $41.4 million at December 31, 1999.
                                                         13-13

EXHIBIT 13


5. Income Taxes


The Company's income tax provision includes the following components.

In millions                                      2000         1999          1998
Current tax provision (benefit)                $  1.0         $ (1.1)       $10.0
Deferred tax provision (benefit) related to:
   Future tax deductions                        (12.8)          (0.7)        16.4
   Net operating loss carryforward              (34.1)          (8.5)        16.2
   Deferred alternative minimum
     tax provision                                  -            -          (11.8)
----------------------------------------------------------------------------------------------------
Income tax provision (benefit)                 $(45.9)        $(10.3)       $30.8
====================================================================================================

A reconciliation of the Company's income tax provision or benefit to the provision or benefit which would have resulted if the tax had been computed at the statutory rate is as follows.

In millions                                      2000         1999          1998
Income tax provision (benefit) at statutory
   tax rates (35%)                             $(45.6)        $ (9.5)        $32.3
Tax effect of:
   Tax exempt interest                           (0.2)          (0.8)         (1.4)
   Dividends received deduction                  (2.2)          (2.4)         (1.7)
   Other permanent adjustments, net               1.1            0.8          (0.6)
State income tax provision                        1.0            1.6           1.0
----------------------------------------------------------------------------------------------------
   Income tax provision (benefit)              $(45.9)        $(10.3)        $30.8
====================================================================================================

Deferred taxes arise from temporary differences in the recognition of revenue and expenses for tax and financial reporting purposes. Net deferred tax assets
(liabilities) at December 31, 2000, 1999, and 1998 result from the tax-effected temporary differences shown in the following table.

In millions                                      2000         1999          1998
Deferred liability
   Unrealized gains                            $(69.5)        $(68.1)       $(83.4)
   Other, net                                    (0.4)          (4.7)         (5.9)
Deferred tax assets:
   Reserve discounting                           44.6           43.4          44.9
   Alternative minimum tax                       12.2           12.2          15.0
   Net operating loss carryforward               68.9           27.5          15.2
----------------------------------------------------------------------------------------------------
Deferred tax asset (liability), net            $ 55.8          $10.3        $(14.2)
====================================================================================================


Realization of deferred tax assets is dependent upon the Company's generation of sufficient taxable income in the future to recover tax benefits that cannot be recovered from taxes paid in the carryback period, generally three years. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The Company has a regular federal tax net operating loss carryforward of $38.0 million to expire after 2011, $16.5 million to expire after 2012, $44.8 million after 2019, and $97.4 million to expire after 2020.




                                      13-14

EXHIBIT 13




6. Shareholders' Equity

The Company is authorized to issue 5,000,000 shares of $0.10 par value preferred stock. No preferred shares were issued or outstanding at December 31, 2000.
    During 2000 and 1999, the Company reacquired and retired 601,800 and 1,735,300 shares of its common stock, respectively, at prevailing market prices. The Company also retired 1,083, 25,475 and 22,577 shares, during 2000, 1999 and 1998 respectively, that were acquired through exercise of employee stock options, or from forfeited nonvested shares from the employee stock purchase plan.
    The Company's insurance subsidiaries are regulated by the various states in which they do business and prepare their financial statements in accordance with statutory accounting principles.

The amount of statutory net income and surplus
(shareholders'  equity)  for the  insurance  subsidiaries  for the  years  ended
December 31, were as follows.

In millions                      2000            1999         1998

Net income (loss)               $(120.3)           $(14.3)      $ 68.8
Surplus                         $ 360.6            $579.5       $657.4


Effective January 1, 2001, the Company's insurance subsidiaries are required to adopt the revised statements of statutory accounting principals as prescribed by the National Association of Insurance Commissioners (NAIC). The resulting adjustment if applied to the Company for the period ended December 31, 2000 would have decreased statutory surplus by approximately $60 million. Statutory surplus after the adjustment far exceeds the authorized control level required for Risk Based Capital. Various state insurance laws restrict the amount that may be transferred to Argonaut Group, Inc. from its subsidiaries in the form of dividends without prior approval of regulatory authorities. In addition, that portion of the Company's net equity which results from the difference between statutory insurance practices and generally accepted accounting principles would not be available for dividends. During 2000, dividends of $50.6 million were paid to Argonaut Group, Inc. Based on the aforementioned restrictions, dividends declared in the first quarter of 2001 by Argonaut Insurance Company to Argonaut


7. Net Investment Income

Investment income and expenses for the years ended December 31, were as follows.

In millions                                 2000          1999         1998
Investment income:
   Interest and dividends on
     fixed maturities                       $49.1         $54.7        $60.0
   Dividends on equity securities            10.4          11.6         13.0
   Interest on short-term investments         0.3           0.3          2.0
Other                                         3.8           3.5          3.5
-------------------------------------------------------------------------------------------------
                                             63.6          70.1         78.5
Investment expenses                          (1.6)         (1.6)        (1.1)
-------------------------------------------------------------------------------------------------
Net investment income                       $62.0         $68.5        $77.4
=================================================================================================









13-15 EXHIBIT 13

8. Earnings Per Share

Investment income and expenses for the years ended December 31, were as follows.

                                                 2000              1999             1998
Net income (loss) (in millions)            $  (83.3)          $   (15.2)    $    62.7
Weighted average share-basic               22,069,662         23,567,399    23,954,443
Effect of dilutive securities:
    Stock options                                -                   -            77,000
Weighted average share-diluted             22,069,662         23,567,399    24,031,443
Net income (loss)
    per common share-basic                 $   (3.77)         $  (0.64)     $   2.62
Net income (loss)
    per common share-diluted               $   (3.77)         $  (0.64)     $   2.61


The computation of diluted earnings per share for the year ended December 31, 1998 excludes outstanding stock options to purchase 292,950 shares because the exercise prices for those options were greater than the average market price of the common shares, and therefore the effect would be antidilutive. For years 2000 and 1999 the options do not appear



9. Underwriting, Acquisition, and Insurance Expenses

Underwriting,  acquisition,  and insurance expenses for the years ended December
31, were as follows.

In millions                                      2000              1999             1998
Commissions                                     $14.1             $11.6           $14.6
General expenses                                 52.8              40.5            50.7
State assessments                                 6.4               5.9             4.4
Taxes, licenses, and bureau fees                  6.7               5.1             5.9
-------------------------------------------------------------------------------------------------------------
                                                 80.0              63.1            75.6
Amortization (deferral) of policy
   acquisition costs                              3.1               1.5            (0.7)
-------------------------------------------------------------------------------------------------------------
                                                $83.1             $64.6           $74.9
=============================================================================================================






















13-16 EXHIBIT 13

10. Benefit Plans


Pension
The  Company  sponsors a  qualified  defined  benefit  plan and a  non-qualified unfunded  supplemental  defined  benefit plan.  The  following  table sets forth
change  in  benefit   obligation,   change  in  plan  assets,   weighted-average
assumptions  and components of net periodic  benefit cost as of December 31 with respect to the qualified and non-qualified pension plans.

In millions                                               2000              1999
Change in benefit obligation
Projected benefit obligation at beginning of year        $28.0             $30.6
Service cost                                               1.2               1.8
Interest cost                                              2.0               1.9
Plan participant's contributions                             -                 -
Amendments                                                   -                 -
Actuarial (gain) loss                                     (0.6)             (5.3)
Benefits paid                                             (2.3)             (1.0)
-------------------------------------------------------------------------------------------
Projected benefit obligation at end of year              $28.3             $28.0
===========================================================================================
   Accumulated other comprehensive income                    -                 -
-------------------------------------------------------------------------------------------
Net amount recognized                                    $ 1.1              $2.0
===========================================================================================



In millions                                               2000              1999
Assumptions as of December 31  Change in Plan Assets
Fair value of plan assets at beginning of year           $32.0             $34.0
Actual return on plan assets                               3.2              (1.1)
Employer contribution                                      0.3               0.1
Plan participants' contributions                             -                 -
Benefits paid                                             (2.3)             (1.0)
-------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                 $33.2             $32.0
===========================================================================================
Funded status                                            $ 4.9             $ 4.0
Unrecognized actuarial loss                               (4.6)             (2.9)
Unrecognized prior service cost                            1.0               1.2
Unrecognized net transition obligation                    (0.2)             (0.3)
-------------------------------------------------------------------------------------------
Net amount recognized                                    $ 1.1             $ 2.0
===========================================================================================
Amounts recognized in the statement of
financial position consist of:
   Prepaid benefit cost                                  $2.4              $3.2
   Accrued benefit liability                             (1.8)             (1.4)
   Intangible asset                                       0.5               0.2


Weighted average discount rate                            7.5%              7.5%
Long term rate of return on plan assets                   6.0%              6.0%
Expected rate of increase in future compensation levels   4.5%              4.5%


13-17 EXHIBIT 13

In millions                                               2000              1999             1998
Components of net periodic benefit cost
Service cost                                             $1.2              $1.8             $1.7
Interest cost                                             2.0               1.9              1.8
Expected return on plan assets                           (1.8)             (2.0)            (1.8)
Amortization of:
Transition asset                                         (0.1)             (0.1)            (0.1)
Prior service cost                                        0.2               0.1              0.2
(Gain) loss                                              (0.3)                 -            (0.2)
-------------------------------------------------------------------------------------------------------------
Total                                                    (0.2)                 -            (0.1)
-------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                                $1.2              $ 1.7            $1.6
=============================================================================================================



The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $2.3 million, $1.8 million, and $0 respectively, as of December 31, 2000 and $1.7 million, $1.4 million, and $0, respectively, as of December 31, 1999.


Stock Options
In August 1986, the Board of Directors of Argonaut Group, Inc. adopted the Stock Option Plan covering an aggregate 1,500,000 shares of Argonaut Group, Inc. Common Stock. An amendment to the Plan increasing the number of shares of common stock issuable under the Plan from 1,500,000 to 2,000,000 was approved on April 23, 1996 at the Company's Annual Meeting. A second amendment to the Plan increasing the number of shares of common stock issuable under the Plan from 2,000,000 to 2,500,000 was approved on April 27, 1999 at the Company's Annual Meeting. A third amendment to the Plan increasing the number of shares of common stock issuable under the Plan from 2,500,000 to 3,000,000 was approved on April 25, 2000 at the Company's Annual Meeting. Under the Stock Option Plan, options to purchase shares of Argonaut Group, Inc. common stock may be granted to certain key employees. The options may be incentive stock options or nonqualified stock options. If incentive options are granted, the exercise price of the options will be the fair market value of the shares on the date that the option is granted. The exercise price of nonqualified stock options to be granted can be below the fair market value of the shares on the grant date.
In April 2000, The Board of Directors of Argonaut Group, Inc. adopted the Company's Non-Employee Director Stock Option Plan. The Non-Employee Director Plan provides for the issuance of options to purchase common stock to directors of the Company who are not employees. The Company may issue up to 150,000 shares of common stock upon exercise of options issued under the Non-Employee Director Plan. The options issued under the Non-Employee Director Plan are not "incentive stock options". All options will have an exercise price equal to the fair market value as of the date of grant. To date all options granted have been at the fair market value of the shares on the date of grant, and as such, no compensation expense has been recognized as accounted for under APB Opinion No. 25. The options are nontransferable and are exercisable in installments.
In October, 1995 the Financial Accounting Standards Board issued SFAS No.123 "Accounting for Stock-Based Compensation" (SFAS 123). As permitted by SFAS 123, the Company will not change its method of accounting for stock options but has provided the additional required disclosures in the tables below. The additional compensation costs that would have been recorded if the Company had accounted for the options under SFAS 123 are not material.
At December 31, 2000, under the Stock Option Plan, 921,890 shares were available for future grant. The options are fully vested after 6 years and expire after 11 years. At December 31, 2000, under the Non-Employee Director Plan, 129,000 shares were available for future grant. The options are fully vested after one year and expire after 10 years.
The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2000, 1999 and 1998, respectively: risk-free rates of 6.67%, 6.57%, 6.39%, 5.65%, 5.45%, and 5.32% for options issued in
2000, 4.58% and 5.12% for options issued in 1999, 5.56% and 5.64% for options issued in 1998; expected dividend yields of 9.51%, 6.66%, and 5.43%; expected lives of 6.21, 6.21, and 6.00 years; and expected volatility of 25.57%, 20.45%, and 19.01%.

13-18 EXHIBIT 13

Employee Savings Plans
Substantially all employees of the Company are eligible to participate in employee savings plans. Under these plans, a percentage of an employee's pay may be contributed to various savings alternatives including, under one plan, investment in the Company's common stock. The plans call for the Company to match the employee's contribution under various formulae. Charges to income related to such Company matching were $0.5 million in 2000, $0.6 million in 1999, and $0.7 million in 1998.

A summary of the status of the Company's stock option plan at December 31, 2000, 1999, and 1998 is presented in the table below.

                                                              2000                       1999                      1998
-----------------------------------------------------------------------------------------------------------------------

                                                         Weighted-                  Weighted-                 Weighted-
                                               Number      Average        Number      Average       Number      Average
                                            of Shares  Exercise Price   of Shares Exercise Price   of Shares Exercise Price
Outstanding at beginning of the year          853,390       $28.62      896,440        $28.87    1,080,040       $24.63
   Granted                                    672,800        18.36      124,000         25.60      160,500        34.35
   Exercised                                        -            -      (41,600)        17.71    (244,400)        12.97
   Cancelled                                (102,200)        26.93     (125,450)        31.05     (99,700)        30.74
                                            ---------                  ---------                  --------
Outstanding at end of the year              1,423,990       $23.89      853,390        $28.62      896,440       $28.87
Exercisable at end of year                    634,503        28.56      428,800         27.36      416,230        26.20
Weighted-average fair value of options
   granted during the year                                 $  1.86                    $  2.71                   $  4.67


The following table summarizes information about stock options outstanding at December 31, 2000.

                                                           Options Outstanding         Options Exercisable
Range of                                               Weighted-Average
Exercise Price                             Number      Remaining        Weighted-Average     Number          Weighted-Average
                                           Outstanding Contractual Life Exercise Price       Exercisable     Exercise Price

$16.50 to $26.25                           940,390        8.64 yrs.            $20.46          214,278            $25.18
$27.00 to $35.50                           483,600        5.54 yrs.            $30.57          420,225            $30.28
                                           ---------                                             -------
                                           1,423,990                                             634,503




















                                                         13-19

EXHIBIT 13

11. Business Segments


The Company and its subsidiaries are engaged principally in the business of selling workers compensation and other insurance. The Company's insurance subsidiaries are authorized to sell a portfolio of workers compensation, commercial and homeowners multi-peril, automobile liability and physical damage, medical malpractice, fire, and other lines in all states and the District of Columbia. On June 30, 1997 the Financial Accounting Standards Board issued SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information" effective for fiscal years beginning after December 15, 1997. In accordance with the selection criteria established by SFAS 131, the Company has identified and disclosed as business segments the lines of business considered significant to the Company as a whole. Net pre-tax underwriting loss represents net earned premium less operating expenses for each segment, and excludes general corporate expenses and other income and expenses of a general corporate nature. Depreciation, capital expenditures, and other assets are not identifiable with any particular segment. Other general corporate assets consist principally of investments (fixed maturities and equity securities) and receivables (reinsurance, agents balances and accrued retrospective premiums).
There are no major customers from whom the Company derives 10% or more of its revenue. Information on the Company's business segments for the years ended December 31 is as follows.

In millions                                      2000              1999             1998
Net earned premiums:
   Workers compensation                     $ 100.3           $  65.7           $115.6
   Other lines                                 24.3              27.3             22.9
   Run off lines                                    -               -                -
-------------------------------------------------------------------------------------------------------------
Net earned premiums                         $ 124.6           $  93.0           $138.5
=============================================================================================================
Pre-tax underwriting income (loss):
   Workers compensation                    $ (181.3)           $(80.6)          $(24.1)
   Other lines                                (19.0)            (10.6)            (7.1)
   Run off lines                               (8.7)             (0.9)             0.6
-------------------------------------------------------------------------------------------------------------
Total pre-tax underwriting loss              (209.0)            (92.1)           (30.6)
General corporate expenses                     (5.5)             (4.7)            (4.5)
Net investment income                          62.0              68.5             77.4
Gains on sales of investments                  23.3               2.8             51.2
Provision (benefit) for income taxes          (45.9)            (10.3)            30.8
-------------------------------------------------------------------------------------------------------------
Net (loss) income





















                                                         13-20

EXHIBIT 13



12. Commitments and Contingencies


    The Company's insurance subsidiaries are members of the statutorily created insolvency guarantee associations in all states where they are authorized to transact business. These associations were formed for the purpose of paying the claims of insolvent companies. The Company is assessed its pro rata share of such claims based on its premium writings, subject to a maximum annual assessment per line of insurance. Such costs can generally be recovered through surcharges on future premiums. The Company does not believe that assessments on current insolvencies will have a material effect on its financial condition or results of operations.
    On August 30, 1996, the Los Angeles County Metropolitan Transportation Authority (MTA) filed a civil action against Argonaut Insurance Company ("AIC") alleging breach of contract, breach of the covenant of good faith and fair dealing, and requesting ancillary relief in the form of an accounting, an injunction and restitution in connection with allegations regarding failures to perform under certain contracts of insurance. The MTA contends that it has been damaged by an unspecified amount.
    The Company has responded to the Complaint, and brought certain counterclaims against the MTA, and possibly others, in connection with the facts underlying the lawsuit. The Company believes it has meritorious defenses, and intends to vigorously contest these claims. The trial judge for the MTA litigation has ordered that the first stage of this case commence in July 2001. That trial will primarily consider a portion of AIC's counterclaim for sums it contends are due to it from the MTA. The Company is unable, with any degree of certainty, to comment upon the range of any potential loss, or whether such an outcome is probable or remote, in light of the limited discovery conducted in the case, and the preliminary investigation conducted thus far.
    AIC has been sued in sixteen lawsuits brought on behalf of alleged classes of purchasers of retrospectively rated workers compensation insurance, alleging that the defendants, including other compensation insurers, charged the purported class unlawful premiums. Plaintiffs have threatened to bring similar claims against AIC in several other states. AIC intends to vigorously defend these lawsuits. Management is unable to determine the potential financial impact of these lawsuits at this time.
    AIC is a defendant in a case entitled Diamond Woodworks vs. Argonaut Insurance Company, in the Superior Court of Orange County, California. The case arose out of AIC's alleged mishandling of a workers compensation claim and alleged fraudulent acts towards the plaintiff. On June 19, 2000 the jury awarded approximately $700,000 in compensatory damages and $14 million in punitive damages against the Company, which verdict was subsequently confirmed by the Court. AIC filed post judgment motions and the judgment for punitive damages was reduced to $5.5 million.
    AIC is pursuing an appeal of the adverse final judgment, and has posted a surety bond for the judgement pending appeal. The Company has recorded the $700,000 judgment for compensatory damages but has not recorded the $5.5 million judgment for punitive damages. Management is currently unable to estimate the amount (if any) of punitive damages that will ultimately be paid.
    The insurance subsidiaries of the Company are parties to legal actions incidental to their business. Based on the advice of counsel, management of the Company believes that the resolution of these matters will not materially affect the Company's financial condition or results of operations.













13-21 EXHIBIT 13

13. Run Off Lines

Together with an outside actuarial consulting firm, the Company estimates the ultimate liability for difficult exposures, such as claims for toxic waste clean up, asbestos-related illnesses, or other environmental remediation exposures. The Company and its consultant use a variety of actuarial methods, including a ground up analysis, to estimate these liabilities. A review is conducted semi-annually.
    The Company's subsidiary, Argonaut Insurance Company discontinued writing the bulk of this exposure in 1975. However, there are a few claims continuing into the mid-1980's. Individual claims reserves are determined by a specialized dedicated claim and legal staff of Argonaut Insurance Company employees.
    Any estimation of these liabilities is subject to significantly greater than normal variation and uncertainty. An indeterminable amount of additional liability may develop due to the general risks inherent in major litigation, expanded theories of liability, and future court coverage decisions.

Reserves for Losses and Loss Adjustment Expenses
In millions                                      2000              1999             1998
Run off lines:
   Reinsurance assumed                      $192.1              $201.4           $213.0
   Medical malpractice                        26.0                27.5             29.0
-------------------------------------------------------------------------------------------------------------
                                             218.1               228.9            242.0
Continuing lines                             712.6               668.5            693.8
-------------------------------------------------------------------------------------------------------------
Total reserves                              $930.7              $897.4           $935.8
=============================================================================================================


Underwriting Income (Loss)
In millions                                      2000              1999             1998
Run off lines:
   Reinsurance assumed                     $  (8.2)             $(1.3)            $(1.3)
   Medical malpractice                        (0.5)               0.4               1.9
-------------------------------------------------------------------------------------------------------------
                                              (8.7)              (0.9)              0.6
Continuing lines                            (200.3)             (91.2)            (31.2)
-------------------------------------------------------------------------------------------------------------
Total underwriting loss                    $(209.0)            $(92.1)           $(30.6)
=============================================================================================================


14. Permitted Statutory Accounting Practices

The Company's insurance subsidiaries prepare their statutory financial statements in accordance with accounting practices prescribed or permitted by the insurance departments of the state in which they are domiciled. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed but which the appropriate regulatory agency has allowed in practice.
    The Company's insurance subsidiaries do not apply any permitted statutory accounting practices which individually or in the aggregate materially affect statutory surplus or risk-based capital.

15. Subsequent Events

On February 16, 2001 the Company announced that it has entered into a letter of intent to purchase the shares of North Pointe Financial Services Inc. ("North Pointe") and Hermitage Insurance Co. ("Hermitage"), two subsidiaries of Queensway Financial Holdings Limited ("Queensway") [Toronto: QFH]. The letter of intent also contemplates a possible purchase of the shares or certain assets of Consolidated Property & Casualty Co. ("Consolidated") and Universal Fire and Casualty Insurance Company ("Universal"). These subsidiaries represent essentially all of Queensway's continuing U.S. operations. The cash purchase price, as stated in the letter of intent, is US $36.5 million. The purchase price will increase if Consolidated or Universal are also acquired. The closing of the transaction is subject to the completion of due diligence, as well as various closing conditions, including obtaining regulatory and other approvals.


                                      13-22

EXHIBIT 13



Quarterly Financial Data - unaudited



The following table represents unaudited quarterly financial data for the years ended December 31, 2000 and 1999. In the opinion of management, all adjustments necessary to present fairly the results of operations for such periods have been made. Total revenues and net income include gains on the sale of investments. The Company cannot anticipate when or if similar gains may occur in the future. Since financial results rely heavily on estimates, caution should be used in drawing specific conclusions from quarterly consolidated results.

In millions except per share amounts                                                    Three Months Ended
                                             March 31           June 30          Sept. 30           Dec. 31
2000
Total revenues                                $ 52.8              $59.5           $ 50.5            $ 47.1
Underwriting loss                              (99.7)             (17.8)           (18.5)            (73.0)
Net income (loss)                              (49.0)               5.6             (0.9)            (39.0)
Net income (loss) per common share
   Basic*                                      (2.17)              0.26             (0.04)            (1.78)
   Diluted*                                    (2.17)              0.26             (0.04)            (1.78)
Comprehensive income (loss)                    (63.9)             (8.7)             11.2             (19.1)

1999
Total revenues                                 $46.1             $51.4             $ 45.3            $21.5
Underwriting loss                               (3.6)             (5.8)             (10.6)           (72.1)
Net income (loss)                                9.5               7.2                5.0            (36.9)
Net income (loss) per common share
   Basic*                                        0.40              0.30               0.21            (1.63)
   Diluted*                                      0.40              0.30               0.21            (1.63)
Comprehensive income (loss)                      (7.1)              10.8            (17.6)           (29.9)

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

Quarter Ended                                  March 31         June 30          Sept. 30        Dec. 31

2000
High                                           20 1/2            20 1/8               18            21 1/4
Low                                            16 7/8            16 1/2          14 7/16            16 3/8
Close                                          20 1/16           17 1/8           17 1/2                21

1999
High                                           27 1/2          27 15/16          26 5/8           26
Low                                            23 3/4                23          23 9/16          18 11/16
Close                                          25 11/16              24          25 1/8           19 7/8






                                      13-23

EXHIBIT 13 Management's Discussion and Analysis of Results of Operations and Financial Condition


Results of Operations Earned premium of $124.6 million for the year ended December 31, 2000, increased from $93.0 million in 1999, and was down from $138.5 million in 1998. The increase in earned premium in 2000 reflects an increase in workers compensation inforce premium for Argonaut Insurance Company, the Company's principal subsidiary, for the first time in four years from $100 million at year-end 1999 to $113 million at December 31, 2000. Argonaut Insurance's inforce workers compensation premium in California decreased from 45% of the total inforce to 29% during the same period. Argonaut Insurance was successful in implementing an overall rate increase of 13.7% while maintaining a retention rate of 77% on eligible renewals. Earned premium in 1999 included an estimate for additional premiums accrued under retrospectively rated policies for older policy years that was reduced by approximately $20 million. The impact of large deductible programs on inforce premium was $72.1 million in 2000 as compared with $62.0 million in 1999 and $95.3 million in 1998. Net investment income was $62.0 million, $68.5 million, and $77.4 million for 2000, 1999, and 1998, respectively. The current year decline is reflective of the reduction of portfolio assets. The investment portfolio has declined $90.3 million in 2000 primarily due to claim payments, the payment of operating expenses as well as funds to repurchase shares of the Company's common stock and pay shareholder dividends (see Liquidity and Capital Resources). The decline in the previous years net investment income is a result of fluctuations in interest rates combined with a reduction in the overall portfolio for the reasons previously mentioned. Pre-tax gains on sales of investments were $23.3 million, $2.8 million, and $51.2 million for 2000, 1999, and 1998, respectively. During the current year the Company evaluated the prior performance and future outlook of its common stock portfolio and decided to sell certain common stocks resulting in the majority of the related gains. The 1998 gain resulted primarily from the call of Navistar International Series D preferred stock and from resolution of class action litigation related to investment trades in prior years. Management cannot anticipate when or if similar gains or losses may occur in the future. Losses and loss adjustment expenses were $247.6 million, $121.4 million and $95.1 million in 2000, 1999, and 1998, respectively. The Company's loss ratio, including the run off lines of business, was 208% in 2000, 132% in 1999, and 69% in 1998. The loss ratio in the workers compensation line of business was 220% in 2000, 143% in 1999, and 65% in 1998. The loss ratio in other continuing lines of business was 125%, 102%, and 87% in 2000, 1999, and 1998, respectively. The Company recorded two reserve increases in calendar year 2000. In the first quarter the Company increased loss and loss adjustment expense reserves by $85 million. In the fourth quarter the Company increased loss and loss adjustment expense reserves by $49 million. These reserve increases were the cause of the 208% loss ratio recorded for calendar year 2000. The primary reason for the loss deterioration was poor experience in the workers compensation line of business. In particular, loss experience in the State of California was worse than anticipated. The negative effect of a California legal ruling in 1996 was only recognized by the industry starting in 1999. Continuing through 2000 the workers compensation industry in California has reported results which have worsened with each quarter. The impact of the legal ruling can be seen through increasing claim costs for California workers compensation accidents which occurred in 1997 and thereafter. The full effect of the legal changes was delayed due to the nature of workers compensation injuries and the sometimes subjective nature of the system which administers the settlement of workers' claims. It can take many months before the first injured worker has gone through the system with a claim coming under new law. Subsequent claims are administered according to the new standard in a trickle down manner. As a result, loss estimates established by the Company, and the industry, in prior years have proved inadequate with the passage of time. Upon actuarial review of the changing loss climate, the Company increased workers compensation loss and loss adjustment expense reserves by $124 million during 2000. The Company faces increased uncertainty due to its exposure to asbestos liability insurance. The Company wrote insurance in the 1970's for a small number of asbestos manufacturers and contractors. Due to the long latency period of asbestos related diseases, these types of claims continue to be administered by the Company. During the fourth quarter the Company recorded a $10 million increase in reserves for loss adjustment expense to reflect the ongoing costs of handling these types and other run-off claims. In the opinion of management, the Company's reserves represent the Company's best estimate of its ultimate liabilities, based on currently known facts, current law, current technology, and assumptions considered reasonable where facts are not known. Due to the significant uncertainties mentioned above and related management judgments, there can be no assurance that future loss development, favorable or unfavorable, will not occur. 13-24 EXHIBIT 13

         Underwriting expenses for the year were $83.1 million, compared with $64.6 million in 1999, and $74.9 million in 1998. Underwriting expenses are composed of four components: general expenses, commissions, premium taxes, and state fees and assessments. The current year increase was primarily in general expenses, and related to accruals for legal expenses, costs related to systems development, and costs related to reducing operating costs in 2001 and forward, including the closure of two office locations and a reduction in the work force at the California Home Office of Argonaut Insurance Company. Also contributing to the increase was a one time charge of $3.7 million for accrued acquisition expenses resulting from the change in recognition of written premium from as billed (the "Western" method), to recording a full year's premium at inception (the "Eastern" method). Argonaut made this change prospectively in 2000 to be consistent with new tax and statutory accounting requirements. The impact of the change was an increase in direct written premiums of $29.7 million, which was offset by "unearned premiums", with no change in earned premiums..
         Policyholder dividend expense was $5.6 million in 2000, $1.0 million in 1999, and $0.8 million in 1998. These charges reflect the loss experience of participating policyholders, the basis for dividend payments. Since the advent of open rating in 1995 in California, fewer participating policies are being written. The larger increase in expense in the current year pertains to an actuarial review which called for a reduction in the reserve for potential recoveries of dividends paid previously.
         Consolidated operating loss after tax was $98.4 million for the twelve months ended December 31, 2000 compared with a consolidated operating loss after tax of $17.0 million for the twelve months ended December, 31 1999 and to a consolidated operating income after tax of $29.4 million for the twelve months ended December 31, 1998. Operating income excludes gains on the sale of investments. The after-tax loss in 2000 was primarily a result of the strengthening of loss reserves and the increase in underwriting expenses discussed in detail above.
Liquidity and Capital Resources
The Company's insurance subsidiaries require a significant degree of liquidity and adequate capital to meet ongoing obligations to policyholders and claimants, and to cover ordinary operating expenses. During the three years ended December 31, 2000, the Company generated sufficient capital from operating and investment income to meet all of its obligations. The Company maintains adequate levels of liquidity and surplus capacity to manage the risks inherent with any differences between the duration of its liabilities and invested assets. Management believes that the Company continues to maintain sufficient liquidity to pay claims and expenses, as well as to cover unforeseen events such as reinsurer insolvencies, inadequate premium rates, or reserve deficiencies.
         In addition to its investment portfolio, subsidiaries of Argonaut Group own real property for use as Home Office facilities for Argonaut Insurance Company and Argonaut Great Central, as well as three commercial properties in California. These real properties are included in "Other Assets" at $5 million; their original cost less accumulated depreciation. The market value for these properties is estimated at between $109 and $128 million.
         Under provisions of the California Insurance Code, there is a maximum amount of dividends which can be paid without prior approval of the Insurance Commissioner, reduced by dividends declared during the prior twelve months. Under these provisions, Argonaut Insurance Company will require the Insurance Commissioner's approval to declare a dividend in the first quarter of 2001 to Argonaut Group, Inc. During 2000, Argonaut Insurance paid the Company dividends of $50.6 million.
         The quarterly dividend to shareholders of Argonaut Group for 2000 was $0.41 per common share. During 2000, total cash dividends paid by the Company to its shareholders were $1.64 per share. On January 31, 2001, the Argonaut Group, Inc. Board of Directors declared a quarterly common stock dividend of $0.41 per common share, payable February 27 to shareholders of record February 13, 2001.
         During 2000 under its previously announced stock repurchase program the Company purchased an additional 601,800 shares bringing the total shares repurchased to 7,704,736 out of an aggregate authorization of eight million shares. It is presently expected that dividends received from the Company's subsidiaries will be the primary source of funds for the stock repurchase program. Market Risk The primary market risk exposures that result in an impact to the Company's investment portfolio relates to equity price changes and interest rate changes. The Company does not have any foreign currency risk, debt or derivative instruments.
         The Company holds a well diversified portfolio of investments in common stock representing U.S. firms in industries and market segments ranging from small market capitalization stocks to the Standard & Poors 500 stocks. Equity price risk is managed primarily through the daily monitoring of funds committed to the various types securities we own and by limiting the exposure in any one investment or type of investment. At December 31, 2000 the fair market value of our common stock portfolio was $338.6 million. The potential loss in fair value at December 31, 2000 using a 10% hypothetical decline in prices, is estimated to be approximately $34 million.

13-25 EXHIBIT 13

         The Company's primary exposure to interest rate risk relates to its fixed maturity investments including redeemable preferred stock. Changes in market interest rates directly impact the market value of the fixed maturity securities and preferred stocks. The following interest rate sensitivity analysis measures the potential change in fair value for the Company's fixed maturity investments and preferred stock as of December 31, 2000 resulting from changes in the rate of 100, 200, and 300 basis points.



Interest Rate Sensitivity Analysis

                      Fair Value    Yield to      Modified Duration
                      (Millions)    Maturity      (Years)

-300bp                $832.7        4.0%          1.3
-200bp                $794.2        4.8%          1.3
-100bp                $764.5        5.6%          1.5
Base Case             $738.6        6.3%          2.4
+100bp                $716.5        7.0%          4.3
+200bp                $695.8        7.8%          4.5
+300bp                $686.8        8.5%          4.4

The Company adheres to certain specific guidelines to manage its investment portfolio. The Company invests only in high investment grade bonds ("AAA" rated U.S. treasury notes and government agencies and "A" or better for municipal bonds, corporate bonds, and preferred stocks) with a short horizon (10 year maximum). The Company also purchases common stocks through an Investment Manager.

Forward looking Statements
This Annual Report contains "forward looking statements" which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on the Company's current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that actual developments will be those anticipated by the Company. Actual results may differ materially from those projected as a result of significant risks and uncertainties, including non-receipt of the expected payments, changes in interest rates, effect of the performance of financial markets on investment income and fair values of investments, development of claims and the effect on loss reserves, accuracy in projecting loss reserves, the impact of competition and pricing environments, changes in the demand for the Company's products, the effect of general economic conditions, adverse state and federal legislation and regulations, developments relating to existing agreements, heightened competition, changes in pricing environments, and changes in asset valuations. For a more detailed discussion of risks and uncertainties, see the Company's public filings made with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward looking statements.


















                                                         13-26