Form 10-K405, Exhibit 13
period 2001-12-31
ARGONAUT GROUP INC
filed 2002-03-28
CIK 800082

EXHIBIT 13
                                      13-1

SELECTED FINANCIAL DATA
------------------------------------------------------------------------------------------------------------------------------------



In millions except per share amounts

      For the Years Ended December 31,              2001         2000        1999        1998         1997
------------------------------------------------------------------------------------------------------------------------------------




Statement of Operations Data

Premiums:
   Direct written premiums                         $ 263.2      $ 184.0     $ 139.6     $ 160.4      $ 165.7
   Net written premiums                              219.6        163.9       122.2       144.1        158.2
------------------------------------------------------------------------------------------------------------------------------------
Earned Premiums                                    $ 221.9      $ 124.6     $  93.0     $ 138.5      $ 164.9
Net investment income                                 53.6         62.0        68.5        77.4         87.2
Gains on sales of investments                         17.1         23.3         2.8        51.2          4.5
------------------------------------------------------------------------------------------------------------------------------------
Total revenue                                      $ 292.6      $ 209.9     $ 164.3     $ 267.1      $ 256.6
====================================================================================================================================

Losses and loss adjustment expenses                $ 189.7      $ 247.6     $ 121.4     $  95.1      $ 112.8

Underwriting , acquisition and insurance
   expenses                                           96.7         83.1        64.6        74.9         80.6

Other expenses                                         2.9          8.4         3.8         3.6          1.9
------------------------------------------------------------------------------------------------------------------------------------
Total expenses                                     $ 289.3      $ 339.1     $ 189.8     $ 173.6      $ 195.3
====================================================================================================================================

Income (loss) before income taxes                  $   3.3      $(129.2)    $ (25.5)    $  93.5      $  61.3
Provision (benefit) for income taxes                   0.4        (45.9)      (10.3)       30.8         12.8
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                  $   2.9      $ (83.3)    $ (15.2)    $  62.7      $  48.5
====================================================================================================================================

Net income (loss) per common share:

   Basic                                           $  0.13      $ (3.77)    $ (0.64)    $  2.62      $  2.04
====================================================================================================================================

   Diluted                                         $  0.13      $ (3.77)    $ (0.64)    $  2.61      $  2.02
====================================================================================================================================


Balance Sheet Data

Invested assets                                    $1,153.2     $1,085.5    $1,175.9    $1,372.8     $1,369.1
====================================================================================================================================

Total assets                                       $1,863.2     $1,568.3    $1,625.1    $1,823.0     $1,898.8
====================================================================================================================================
Reserves for losses and loss
   adjustment expenses                             $1,147.8     $  930.7    $  897.4    $  935.8     $1,063.2
====================================================================================================================================

Shareholders' equity                               $  447.5     $  501.1    $  628.4    $  754.4     $  717.9
====================================================================================================================================

Cash dividends declared per
   common share                                    $    1.38    $    1.64   $    1.64   $    1.64    $    1.60
====================================================================================================================================

13-2
                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Argonaut Group, Inc.


We have audited the accompanying consolidated balance sheets of Argonaut Group, Inc. (a Delaware Corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flow for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Front Royal, Inc., which statements reflect total assets and total revenues of 26.9 percent and 22.5 percent in 2001, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Argonaut Group, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations, comprehensive income and cash flow for each of the three years in the period ended December 31, 2001, in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP

San Francisco, California
January 29, 2002

13-3
CONSOLIDATED BALANCE SHEETS


In millions except per share amounts and number of shares              December 31,   2001           2000


Assets

Investments:
   Fixed maturities, available for sale, at fair value                                 $779.4         $713.9
     (amortized cost: 2001-- $767.1; 2000-- $711.4)
   Equity securities, available for sale, at fair value                                 326.3          363.3
     (cost: 2001-- $175.6; 2000-- $167.1)
     Other long-term, at fair value
     (cost:  2001-$5.2; 2000-$0)                                                          4.8            -
   Short-term investments                                                                42.7            8.3
Total investments                                                                     1,153.2        1,085.5
Cash and cash equivalents                                                                14.0            7.2
Accrued investment income                                                                12.5           15.9
Receivables:
   Due from insureds                                                                    187.9          136.0
   Due from reinsurance                                                                 256.5          222.6
Goodwill                                                                                102.4           29.9
Deferred federal income tax asset, net                                                   78.1           55.8
Deferred acquisition costs, net                                                          22.3            0.2
Prepaid assets                                                                            3.7            2.5
Other assets                                                                             32.6           12.7
------------------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                         $1,863.2       $1,568.3
====================================================================================================================================

Liabilities and Shareholders' Equity

Reserves for losses and loss adjustment expenses                                     $1,147.8       $  930.7
Unearned premiums                                                                       163.7           69.7
Accrued underwriting expenses and funds held                                             65.0           56.6
Income taxes payable, net                                                                 5.0            3.6
Other liabilities                                                                        34.2            6.6
------------------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                     1,415.7        1,067.2
------------------------------------------------------------------------------------------------------------------------------------

Shareholders' equity:
   Common stock -- $0.10 par, 35,000,000 shares authorized, 21,557,238 and
      21,758,812 shares issued and outstanding
     at December 31, 2001 and December 31, 2000, respectively                             2.2            2.2
   Additional paid-in capital                                                            93.6           94.4
   Retained earnings                                                                    246.0          275.3
   Accumulated other comprehensive income                                               105.7          129.2
Total Shareholders' Equity                                                              447.5          501.1
------------------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                           $1,863.2       $1,568.3
====================================================================================================================================



The accompanying notes are an integral part of these consolidated financial statements.

13-4
CONSOLIDATED STATEMENTS OF OPERATIONS



In millions except per share amounts    For the Years Ended December 31,    2001         2000         1999


Revenues:
   Premiums                                                                $ 221.9       $124.6        $93.0
   Net investment income                                                      53.6         62.0         68.5
   Gains on sales of investments                                              17.1         23.3          2.8
------------------------------------------------------------------------------------------------------------------------------------
Total revenues                                                               292.6        209.9        164.3
------------------------------------------------------------------------------------------------------------------------------------
Expenses:
   Losses and loss adjustment expenses                                       189.7        247.6        121.4
   Underwriting, acquisition, and insurance expenses                          96.7         83.1         64.6
   Amortization of goodwill                                                    2.8          2.8          2.8
   Policyholder dividends                                                      0.1          5.6          1.0
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Total expenses                                                               289.3        339.1        189.8
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                              3.3       (129.2)       (25.5)
Provision (benefit) for income taxes                                           0.4        (45.9)       (10.3)
------------------------------------------------------------------------------------------------------------------------------------

Net income (loss)                                                          $   2.9       $(83.3)      $(15.2)
====================================================================================================================================

Net income (loss) per common share:
   Basic                                                                   $   0.13      $ (3.77)     $ (0.64)
====================================================================================================================================

   Diluted                                                                 $   0.13      $ (3.77)     $ (0.64)
====================================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

13-5
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME




In millions                                                                 2001         2000         1999



Net income (loss)                                                           $  2.9       $(83.3)      $(15.2)
Other comprehensive income (loss):
   Unrealized gain (loss) on securities:
   Gains (losses) arising during the year                                    (19.0)        27.6        (41.2)
   Reclassification adjustment for gains included in net income or loss      (17.1)       (23.3)        (2.8)
-------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss) before tax                                 (36.1)         4.3        (44.0)
Income tax expense (recoverable) related to other comprehensive income       (12.6)         1.5        (15.4)
------------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss), net of tax                                (23.5)         2.8        (28.6)
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive loss                                                          $(20.6)      $(80.5)      $(43.8)
====================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

13-6
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY




In millions except per share amount                Common     Additional    Retained     Accumulated  Shareholders'
                                                   Stock      Paid-In       Earnings     Other        Equity
                                                              Capital                    Comprehensive
                                                                                         Income
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1998                         $2.4       $102.9        $494.1       $155.0       $754.4
   Net loss                                         -            -           (15.2)         -          (15.2)
   Change in net unrealized
     appreciation on securities                     -            -             -          (28.6)       (28.6)
   Retirement of common stock                      (0.2)        (6.9)        (37.0)         -          (44.1)
   Cash dividends ($1.64 per share)                 -            -           (38.9)         -          (38.9)
   Stock options exercised                          -            0.8           -            -            0.8
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                          2.2         96.8         403.0        126.4        628.4
   Net loss                                         -            -           (83.3)         -          (83.3)
   Change in net unrealized
     appreciation on securities                     -            -             -            2.8          2.8
   Retirement of  common stock                      -           (2.4)         (8.2)         -          (10.6)
   Cash dividends ($1.64 per share)                 -            -           (36.2)         -          (36.2)
Balance, December 31, 2000                          2.2         94.4         275.3        129.2        501.1
   Net income                                       -            -             2.9          -            2.9
   Change in net unrealized
     appreciation on securities                     -            -             -          (23.5)       (23.5)
   Retirement of common stock                       -           (0.8)         (2.4)         -           (3.2)
   Cash dividends ($1.38 per share)                 -            -           (29.8)         -          (29.8)
Balance, December 31, 2001                         $2.2        $93.6        $246.0       $105.7       $447.5
------------------------------------------------------------------------------------------------------------------------------------







The accompanying notes are an integral part of these consolidated financial statements.

13-7
CONSOLIDATED STATEMENTS OF CASH FLOW


In millions                         For the Years Ended December 31,        2001         2000         1999



Cash flows from operating activities:
   Net income (loss)                                                        $  2.9       $(83.3)      $(15.2)
   Adjustments to reconcile net income (loss) to
   net cash used  by operations:
     Amortization and depreciation                                             7.3          5.4          6.8
     Deferred federal income tax benefit                                      (0.7)       (46.9)        (9.2)
     Gains on sales of investments                                           (17.1)       (23.3)        (2.8)
   Change in:
      Accrued investment income                                                6.7          0.3          2.5
     Receivables                                                             (19.0)       (16.5)        10.5
     Unearned premiums on ceded reinsurance                                   (8.4)        (2.7)        (0.3)
     Reserves for losses and loss adjustment expenses                        (16.9)        33.3        (38.4)
     Unearned premiums                                                        15.3         25.8          7.1
     Accrued policyholder dividends                                            1.0          5.0         (0.5)
     Income taxes payable                                                     (1.3)         6.9        (11.1)
     Other assets and liabilities, net                                        (7.2)         1.9        (14.2)
------------------------------------------------------------------------------------------------------------------------------------
Cash used by operations                                                      (37.4)       (94.1)       (64.8)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Sales of fixed maturity investments                                       280.0         64.9         61.0
   Maturities and mandatory calls of fixed maturity investments              295.3         16.1        107.9
   Sales of equity securities                                                 78.5         87.5         18.4
   Purchases of fixed maturity investments                                  (347.7)       (18.2)       (30.7)
   Purchases of equity securities                                            (33.9)       (28.4)       (21.0)
   Change in short-term investments                                           (2.9)        (7.5)        19.1
   Acquisition, net of cash received                                        (162.9)         -            -
   Other, net                                                                 (2.9)         2.5         (1.0)
------------------------------------------------------------------------------------------------------------------------------------
Cash provided by investing activities                                        103.5        116.9        153.7
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Retirement of common stock                                                 (3.2)       (10.6)       (44.1)
   Payment of cash dividend                                                  (29.8)       (36.2)       (38.9)
   Repayment of debt                                                         (26.3)         -            -
   Exercise of stock options                                                   -            -            0.8
------------------------------------------------------------------------------------------------------------------------------------
Cash used by financing activities                                            (59.3)       (46.8)       (82.2)
------------------------------------------------------------------------------------------------------------------------------------
Change in cash and cash equivalents                                            6.8        (24.0)         6.7
Cash and cash equivalents, beginning of period                                 7.2         31.2         24.5
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                    $ 14.0       $  7.2       $ 31.2
====================================================================================================================================

   Additional disclosure:
   Income taxes paid (refunded)                                             $  0.9       $ (5.8)      $  9.7
====================================================================================================================================





The accompanying notes are an integral part of these consolidated financial statements.

13-8
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Significant Accounting Policies

Business Argonaut Group, Inc. (the Company) is a national provider of specialty insurance products focused on high-quality customer service for specific niches of property-casualty insurance. Argonaut Insurance Company provides specialty workers' compensation coverage and is headquartered in Menlo Park, California. Specialty commercial coverage is written by Argonaut Great Central Insurance Company, headquartered in Peoria, Illinois, and Rockwood Insurance Group, headquartered in Rockwood, Pennsylvania. Colony Insurance Group, located in Richmond, Virginia, writes specialty excess and surplus lines coverage. Managing general underwriting services are provided by Trident Insurance Services, a wholly owned subsidiary, and through a partnership with Esurance.

Basis of Presentation The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States (GAAP), which differ from statutory insurance accounting practices. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The financial statements include the accounts and operations of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated. Certain prior year balances have been reclassified to reflect current year classifications. These reclassifications had no impact on reported earnings or shareholders' equity.

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and securities with an original maturity of less than ninety days.

Investments Investments in fixed maturities at December 31, 2001 and 2000 include bonds, notes, and redeemable preferred stocks. Equity securities include common and nonredeemable preferred stocks. Short-term investments consist of funds which are in excess of the Company's near-term operating and claims-paying needs and are invested in certificates of deposit, commercial paper, and money market funds.

The amortized cost of fixed maturity securities is adjusted for amortization of premiums and accretion of discounts. This amortization or accretion is included in net investment income.

For the mortgage-backed bond portion of the fixed maturity securities portfolio, the Company recognizes income using a constant effective yield based on anticipated prepayments and estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the estimated economic life is recalculated and the remaining unamortized premium or discount is amortized prospectively over the remaining economic life.

All investments are considered available for sale and are carried at fair value. Fair values for fixed maturity investments and equity securities are based on quoted market prices or dealer quotes. Unrealized appreciation or depreciation on fixed maturity investments, equity securities and other long term investments is included, net of applicable deferred income taxes, in shareholders' equity. Realized gains and losses on sales of investments and declines considered to be other than temporary are recognized in revenue on the specific identification method for fixed maturities and first in first out basis for equity securities. During the years ended December 31, 2001 and 2000, there was no permanent impairment to the Company's investment portfolio.

Receivables Receivables due from insureds, which includes $51.2 million currently in litigation (see Note 14), are presented net of a reserve for doubtful accounts of $5.0 million and $1.7 million at December 31, 2001 and 2000, respectively.

Receivables due from reinsurance of paid loss and loss adjustment expenses are presented net of a reserve for doubtful accounts of $8.7 million and $0.7 million at December 31, 2001 and December 31, 2000, respectively. In the fourth quarter 2001 the allowance for doubtful accounts was increased by $5.1 million related to run-off lines. The remainder of the increase relates to receivables assumed in the Front Royal, Inc. ("Front Royal") acquisition (see Note 17.)

13-9
Accrued retrospective premiums are based upon actuarial estimates of expected ultimate losses. Accrued retrospective premiums receivable were $24.8 million and $15.3 million at December 31, 2001 and 2000, respectively. Management believes that the accrued retrospective premium receivable is reasonable. While the eventual receivable may differ from the current estimate, management does not believe that this difference will have a material effect, either adversely or favorably, on the Company's financial position and results of operations.

Goodwill Effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets," applicable to business combinations completed after June 30, 2001. In accordance with these standards, goodwill acquired after June 30, 2001 was not amortized. Subsequent to the date of adoption, the Company has recorded goodwill of $75.0 million related to the acquisition of Front Royal (see Note 17).

Goodwill of $27.1 million at December 31, 2001 and $29.9 million at December 31, 2000, relate to Teledyne, Inc.'s acquisition of Argonaut Insurance Company in 1969, and is net of accumulated amortization of $42.5 million and $39.7 million, respectively. Goodwill has been amortized on a straight-line basis over a 25-year period beginning October 1, 1986. Effective January 1, 2002, the Company will no longer amortize goodwill into expense, resulting in a reduction of total expenses of $2.8 million per year.

During 2001, the Company evaluated potential impairment of goodwill on an ongoing basis and of other long-lived assets when appropriate. This evaluation compared the carrying value of an asset to the sum of its undiscounted expected future cash flows. If an asset's carrying value exceeded the cash flows, the asset would be written down to fair value. As of December 31, 2001, no impairment was recorded.

As of January 1, 2002, the remaining provisions of SFAS No. 141 and No. 142 are effective for the Company. These remaining provisions describe the accounting for intangible assets and goodwill subsequent to initial recognition. Under the provisions of these standards intangible assets deemed to have indefinite lives and goodwill are no longer subject to amortization. All other intangible assets are to be amortized over their estimated useful lives. Intangible assets and goodwill are subject to annual impairment testing using the specific guidance and criteria described in the standards. This testing compares carrying values to fair values and when appropriate, the carrying value of these assets will be reduced to fair value. The Company has not yet completed its evaluation.

Recognition of Premium Revenue & Related Expenses Premium revenue is recognized ratably over the period to which the premium relates. Policy acquisition costs consisting primarily of commissions and premium taxes, are deferred and amortized over the period in which the related premium is earned. Deferred acquisition costs are limited to their estimated realizable value based on the related unearned premium and take into account anticipated claims and claims expenses, based on historical and current experience, and investment income.

Reserves for Losses and Loss adjustment Expenses Liabilities for unpaid losses and loss adjustment expenses include the accumulation of individual case estimates for claims reported as well as estimates of incurred but not reported claims and estimates of claim settlement expenses. Estimates are based upon past claim experience modified for current trends as well as prevailing economic, legal and social conditions. While management believes that amounts included in the accompanying financial statements are adequate, such estimates may be more or less than the amounts ultimately paid when the claims are settled. The estimates are continually reviewed and any changes are reflected in current operations.

Income Taxes Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is enacted.

Reinsurance In the normal course of business, the Company's insurance subsidiaries reinsure certain risks above certain retention levels with other insurance enterprises. Reinsurance premiums, commissions and expense reimbursements are accounted for on a basis consistent with those used in accounting for the original policies issued and the term of the reinsurance contracts. Amounts recoverable from reinsurers for benefits and losses for which the Company's insurance subsidiaries have not been relieved of their legal obligations to the policyholder are reported as assets

13-10
New Accounting Pronouncements The Financial Accounting Standards Board
("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 137, which amended the effective date of SFAS No. 133 -- Accounting for Derivative Instruments and Hedging Activities, was issued in June 1999. The Company was required to adopt SFAS No. 133 on January 1, 2001. This statement establishes accounting and reporting standards requiring that all derivative instruments be recorded on the balance sheet as either an asset or a liability, measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met and such hedge accounting treatment is elected. Because the Company does not hold any derivatives as defined in SFAS No. 133, the adoption of SFAS No. 133 did not have an impact on its results of operations or financial position.

In June 2001, the FASB issued SFAS No. 143, Accounting for Obligations Associated with the Retirement of Long-Lived Assets. SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, with early adoption permitted. The Company is currently evaluating the provisions of SFAS No. 143 but expects that the provisions of SFAS No. 143 will not have a material impact on the consolidated results of operations and financial position upon adoption.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 establishes a single accounting model for the impairment or disposal of long-lived assets and new standards for reporting discontinued operations. SFAS No. 144 superseded SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of and APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The provisions of SFAS No. 144 are effective in fiscal years beginning after December 15, 2001 and, in general, are to be applied prospectively. The Company adopted the provisions of SFAS No. 144 effective January 1, 2002. The adoption of this standard did not have a material impact on the consolidated results of operations and financial position.


2. Investments

Gains and losses on sales and calls of investments for the years ended December
31, were as follows.

In millions                                        2001             2000              1999
----------------------------------------------------------------------------------------------------------

Fixed maturities                                  $(1.7)           $( 0.6)            $0.6
Equity securities                                  18.8              23.9              2.2
----------------------------------------------------------------------------------------------------------
Gains on sales of investments                     $17.1            $ 23.3             $2.8

==========================================================================================================

The amortized cost and fair value of fixed maturity investments as of December
31, were as follows.

In millions                                                                                  2001
----------------------------------------------------------------------------------------------------------

                                                   Amortized      Gross         Gross          Fair
                                                   Cost           Unrealized    Unrealized     Value
                                                                  Gains         Losses

U.S. Treasury securities                           $177.4         $ 8.1         $  -           $ 185.5
U.S. Government agencies                            244.3           4.8            0.9           248.2
Obligations of states and
  political subdivisions                             31.9           0.1            0.2            31.8
Corporate securities                                213.5           2.2            1.9           213.8
Mortgage backed securities                           96.8           0.5            0.4            96.9
Foreign Government                                    2.0            -              -              2.0
Redeemable preferred stock                            1.2            -              -              1.2
----------------------------------------------------------------------------------------------------------
Total fixed maturities                             $767.1         $15.7         $  3.4         $ 779.4

13-11

In millions                                                                                  2000
----------------------------------------------------------------------------------------------------------

                                                   Amortized      Gross         Gross          Fair
                                                   Cost           Unrealized    Unrealized     Value
                                                                  Gains         Losses

U.S. Treasury securities                           $127.5         $ 4.9         $  -            $132.4
U.S. Government agencies                            554.6           1.2            3.1           552.7
Obligations of states and
  political subdivisions                             14.1           -               -             14.1
Corporate securities                                  7.2           0.1             -              7.3
Redeemable preferred stock                            8.0           -              0.6             7.4
------------------------------------------------------------------------------------------------------
Total fixed maturities                             $711.4         $ 6.2         $  3.7         $ 713.9
==========================================================================================================

The amortized cost and fair values of fixed maturity investments as of December 31, 2001 by contractual maturity, are shown below.

In millions
----------------------------------------------------------------------------------------------------------

                                          Amortized       Fair
                                            Cost         Value

Due in one year or less                   $   26.4       $  26.7
Due after one year to five years             285.5         294.7
Due after five years to ten years            302.3         306.1
----------------------------------------------------------------------------------------------------------
Thereafter                                    56.1          55.0
Mortgage-backed                               96.8          96.9
Total                                     $  767.1       $ 779.4
==========================================================================================================

The expected maturities may differ from the contractual maturities because debtors may have the right to call or prepay obligations without penalties.

Proceeds from sales of fixed maturity investments were $280.0 million, $64.9 million and $61.0 million in 2001, 2000 and 1999, respectively. Gross gains of $1.7 million, $1.5 million and $0.6 million were realized on those sales in 2001, 2000 and 1999, respectively. Gross losses of $3.4 million and $2.1 million were realized on those sales in 2001 and 2000, respectively. There were no gross losses realized on those sales in 1999.

At December 31, 2001, the amortized cost and fair value of bonds on deposit with various insurance regulatory agencies were $339.8 million and $358.8 million, respectively.

Additionally, U.S. Treasury Notes with an amortized cost of $7.0 million and fair value of $7.1 million were pledged as collateral for surety bonds which were issued to various states in lieu of depositing bonds. U.S. Treasury Notes with an amortized cost of $14.7 million and fair value of $14.6 million were pledged as collateral for various other reasons such as reinsurance.

At December 31, 2001 and 2000, the Company had no investment in any one investee exceeding 10% of shareholders' equity.


3. Reinsurance

The Company reinsures certain risks with other insurance companies. Such arrangements serve to limit the Company's maximum loss on catastrophes and large or unusually hazardous risks. The Company is liable for reinsurance ceded in the event its reinsurers do not meet their obligations. The Company's reserves for nonrecoverable reinsurance were $10.9 million and $10.6 million as of December 31, 2001 and 2000, respectively. Under certain of the reinsurance agreements, funds are held to secure performance of reinsurers in meeting their obligations. The amount of such funds was $17.8 million and $18.4 million at December 31, 2001 and 2000, respectively.

13-12
Estimated losses recoverable from reinsurers and the ceded portion of unearned premiums are reported as assets.

Losses and loss adjustment expenses of $189.7 million, $247.6 million and $121.4 million for the years ending December 31, 2001, 2000 and 1999, respectively, are net of cessions of $53.3 million, $46.2 million and $47.9 million, respectively.

While the Company is not in the business of assuming reinsurance risks, it is required to accept certain assigned risks and other legally mandated reinsurance obligations.

In previous years, the Company actively assumed various forms of casualty reinsurance for which it continues to maintain reserves for loss and loss adjustment expenses (See Note 15).

Premiums for the years ended December 31, were as follows.

In millions                         2001          2000           1999
----------------------------------------------------------------------------------------------------------

Direct written premiums            $ 263.2        $184.0         $139.6
Reinsurance ceded to
  other companies                    (52.4)        (22.2)         (18.1)
Reinsurance assumed from
  other companies                      8.8           2.1            0.7
----------------------------------------------------------------------------------------------------------
Net written premiums               $ 219.6        $163.9         $122.2
==========================================================================================================

Direct earned premiums              $259.1        $142.8         $109.8
Reinsurance ceded to
  other companies                    (44.0)        (19.4)         (17.8)
Reinsurance assumed from
  other companies                      6.8           1.2            1.0
----------------------------------------------------------------------------------------------------------
Net earned premiums                $ 221.9        $124.6         $ 93.0
==========================================================================================================

Percentage of reinsurance
  assumed to net earned premiums       3.1 %         1.0%           1.1%


4. Other Assets

Other assets at December 31 are comprised of the following.

In millions                                                            2001              2000

Ceded unearned premiums                                                $ 17.8             $ 3.9
Furniture, fixtures and equipment, net                                   10.7               7.6
Capital lease                                                             1.4                 -
Other                                                                     2.7               1.2

Total other asset                                                      $ 32.6            $ 12.7

13-13
5.  Reserves for Losses and Loss Adjustment Expenses

The following table provides a reconciliation of reserves for losses and loss adjustment expenses for the years ended December 31, 2001, 2000 and 1999.






In millions                                       2001             2000            1999

Net beginning of year                             $757.6           $706.5         $763.2

Add:
Net reserves from acquired companies               197.2              -            -
Loss and LAE incurred during current calendar
    year, net of reinsurance:
     Current accident year                         172.5            122.6           94.9
     Prior accident  years                          17.2            125.0           26.5
----------------------------------------------------------------------------------------------------------
Loss and LAE incurred during
     current calendar year, net of reinsurance     386.9            247.6          121.4
Deduct:
Losses and LAE payments made during
current calendar year, net of reinsurance:
   Current accident year                            46.6             39.7           27.1
   Prior accident  years                           168.3            156.8          151.0
----------------------------------------------------------------------------------------------------------
Loss and LAE payments made during current
    calendar year, net of reinsurance              214.9            196.5          178.1

Net Reserves - end of period                       929.6            757.6          706.5

Add:
Reinsurance recoverable on unpaid loss & LAE,
 end of period
                                                   218.2            173.1          190.9
----------------------------------------------------------------------------------------------------------
Gross reserves - end of period                  $1,147.8           $930.7         $897.4
----------------------------------------------------------------------------------------------------------

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

Adverse loss development incurred in 2000 was the result of reserve strengthening attributable to California workers' compensation business written prior to 2000.

In the opinion of management, the Company's reserves represent the best estimate of its ultimate liabilities, based on currently known facts, current law, current technology, and assumptions considered reasonable where facts are not known. Due to the significant uncertainties mentioned above and related management judgments, there can be no assurance that future loss development, favorable or unfavorable, will not occur.

Argonaut Insurance Company discounted certain workers' compensation pension-type reserves using a maximum interest rate of 3.5% in 2001 and 2000. The amount of unamortized discount was $35.5 million at December 31, 2001 and $42.8 million at December 31, 2000.

Rockwood Insurance Group ("Rockwood") discounted certain workers' compensation pension-type reserves using a maximum interest rate of 4.0%. The amount of unamortized discount at December 31, 2001 was $10.4 million.

13-14
6. Income Taxes

The Company's income tax provision includes the following components.

In millions                                   2001          2000       1999
----------------------------------------------------------------------------------------------------------

Current tax provision (benefit)               $  1.1        $  1.0     $ (1.1)
Deferred tax provision (benefit) related to:
  Future tax deductions                        (11.7)        (12.8)      (0.7)
  Net operating loss carryforward               11.8         (34.1)      (8.5)
  Deferred alternative minimum
    tax provision                               (0.8)          -          -
----------------------------------------------------------------------------------------------------------
Income tax provision (benefit)                $  0.4        $(45.9)    $(10.3)
==========================================================================================================

A reconciliation of the Company's income tax provision or benefit to the provision or benefit which would have resulted if the tax had been computed at the statutory rate is as follows.

In millions                                   2001          2000       1999
----------------------------------------------------------------------------------------------------------

Income tax provision (benefit) at statutory
  tax rates (35%)                             $  1.2        $(45.2)    $ (8.9)
Tax effect of:
  Tax exempt interest                           (0.6)         (0.2)      (0.8)
  Dividends received deduction                  (1.5)         (2.2)      (2.4)
  Other permanent adjustments, net               0.7           1.1        0.8
   State income tax                              0.6           0.6        1.0
----------------------------------------------------------------------------------------------------------
  Income tax provision (benefit)              $  0.4        $(45.9)    $(10.3)
==========================================================================================================

Deferred taxes arise from temporary differences in the recognition of revenue and expenses for tax and financial reporting purposes. Net deferred tax assets at December 31, 2001, 2000 and 1999 result from the tax-effected temporary differences shown in the following table. Tax benefits of $12.6 million, a tax provision of $1.5 million and a tax benefit of $15.4 million relating to changes in the unrealized gains on available-for-sale investment securities were recorded directly to shareholders' equity. A tax benefit of $0.1 million associated with the exercise of employee stock options was allocated to equity in 1999. Net deferred tax assets of $9.0 million were recorded in connection with the acquisition of Front Royal. as of August 31, 2001.

In millions                                2001         2000         1999
----------------------------------------------------------------------------------------------------------

Deferred liability
  Unrealized gains                            $(56.9)       $(69.5)    $(68.1)
  Other, net                                     6.2          (0.4)      (4.7)
Deferred tax assets:
  Reserve discounting                           52.5          44.6       43.4
  Alternative minimum tax                       13.0          12.2       12.2
  Net operating loss carryforward               63.3          68.9       27.5
----------------------------------------------------------------------------------------------------------
Deferred tax asset, net                        $78.1        $ 55.8     $ 10.3
==========================================================================================================


Realization of deferred tax assets is dependent upon the Company's generation of sufficient taxable income in the future to recover tax benefits that cannot be recovered from taxes paid in the carryback period, generally three years. Although realization is not assured, management believes it is more likely than not that the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The Company has a regular federal tax net operating loss carryforward of $4.2 million to expire after 2011, $16.5 million to expire after 2012, $44.8 million to expire after 2019, and $113.2 million to expire after 2020. The alternative minimum tax assets do not expire

13-15
7. Other Liabilities

Other liabilities as of December 31 are comprised of the following.

In millions                                                            2001           2000
Accrued policyholder dividends                                       $  6.4          $  2.0
Ceded reinsurance payable, net                                          6.2             1.1
Capital lease liability                                                 4.0             -
Accrued investment expenses                                             5.9             3.5
Accounts payable                                                        4.6             -
Other accrued expenses                                                  7.1             -
Total other liabilities                                              $ 34.2          $  6.6


8. Shareholders' Equity

The Company is authorized to issue 5,000,000 shares of $0.10 par value preferred stock. No preferred shares were issued or outstanding at December 31, 2001 and 2000.

During 2001, 2000 and 1999, the Company retired 201,500, 601,800 and 1,735,300 shares of its common stock, respectively, at prevailing market prices. The Company also retired 147, 1,083 and 25,475 shares, during 2001, 2000 and 1999, respectively, that were acquired through exercise of employee stock options, or from forfeited non-vested shares from the employee stock purchase plan.

The Company's insurance subsidiaries are regulated by the various states in which they do business and prepare their financial statements in accordance with statutory accounting principles. The amount of statutory net income and surplus (shareholders' equity) for the insurance subsidiaries for the years ended December 31, was as follows.

In millions                         2001           2000          1999
----------------------------------------------------------------------------------------------------------
Net income (loss)                  $  18.1        $(120.3)       $  (14.3)
Surplus                            $ 269.2        $ 360.6        $  579.5
----------------------------------------------------------------------------------------------------------

Various state insurance laws restrict the amount that may be transferred to Argonaut Group, Inc. from its subsidiaries in the form of dividends without prior approval of regulatory authorities. In addition, that portion of the Company's net equity which results from the difference between statutory insurance practices and generally accepted accounting principles would not be available for dividends. During 2001, dividends of $34.1 million were paid to the Company by Argonaut Insurance Company and did not require the approval of regulatory authorities. Argonaut Insurance Company is the immediate subsidiary of the Company and is regulated by the California Insurance Code. Under California Insurance Regulations, Argonaut Insurance Company is permitted to pay dividends up to $71.6 million to Argonaut Group without additional regulatory approval.

13-16
9. Net Investment Income

Investment income and expenses for the years ended December 31, were as follows.

In millions                            2001        2000       1999
----------------------------------------------------------------------------------------------------
Investment income:
  Interest and dividends on
    fixed maturities                    $39.3       $49.1      $54.7
  Dividends on equity securities          7.3        10.4       11.6
  Interest on short-term investments      4.9         0.3        0.3
  Other                                   4.0         3.8        3.5
----------------------------------------------------------------------------------------------------
                                         55.5        63.6       70.1
Investment expenses                      (1.9)       (1.6)      (1.6)
----------------------------------------------------------------------------------------------------
Net investment income                   $53.6       $62.0      $68.5
====================================================================================================

10. Earning Per Share

The following table presents the calcualtion of net income (loss) per common share on a basic and diluted basis for the years ended December 31.

In millions, except per share amounts            2001              2000             1999
Net income (loss)                          $     2.9         $   (83.3)       $   (15.2)
Weighted average share-basic               21,610,931        22,069,662       23,567,399
Effect of dilutive securities:
    Stock options                               9,303              -                 -
Weighted average share-diluted             21,620,234        22,069,662       23,567,399
Net income (loss) per common share
    Basic                                  $     0.13         $   (3.77)        $  (0.64)
    Diluted                                $     0.13         $   (3.77)        $  (0.64)

Options to purchase 1,319,950 shares of common stock at a price ranging from $17.31 to $35.50 were outstanding at December 31, 2001, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. These options expire in 2002 through 2012. For years 2000 and 1999, the options do not appear because the net loss would cause their effect to be antidilutive.


11. Underwriting, Acquisition and Insurance Expenses

Underwriting, acquisition, and insurance expenses for the years ended December
31, were as follows.

In millions                             2001       2000        1999
------------------------------------------------------------------------------------------------------------------------------------
Commissions                              $23.9      $14.1       $11.6
General expenses                          60.5       52.8        40.5
State assessments                          5.8        6.4         5.9
Taxes, licenses, and bureau fees           8.5        6.7         5.1
------------------------------------------------------------------------------------------------------------------------------------
                                          98.7       80.0        63.1
Amortization (deferral) of policy
   acquisition costs                      (2.0)       3.1         1.5
Total underwriting, acquisition
   and insurance expense                 $96.7      $83.1       $64.6


13-17
12.  Benefit Plans

Pension
The Company sponsors a qualified defined benefit plan and a non-qualified unfunded supplemental defined benefit plan.

The following table sets forth change in benefit obligation, change in plan assets, weighted-average assumptions and components of net periodic benefit cost as of December 31 with respect to the qualified and non-qualified defined benefit pension plans.

In millions                                                 2001         2000
Change in benefit obligation
Projected benefit obligation at beginning of year          $28.3          $28.0
Service cost                                                 1.3            1.2
Interest cost                                                2.1            2.0
Actuarial (gain) loss                                        0.8           (0.6)
Benefits paid                                               (2.3)          (2.3)
-------------------------------------------------------------------------------------------
Projected benefit obligation at end of year                $30.2          $28.3
===========================================================================================


Change in Plan Assets
Fair value of plan assets at beginning of year             $33.2          $32.0
Actual return on plan assets                                 3.5            3.2
Employer contribution                                        2.4            0.3
Benefits paid                                               (2.3)          (2.3)
-------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                   $36.8          $33.2
===========================================================================================
Funded status                                              $ 6.6         $  4.9
Unrecognized actuarial gain                                 (5.2)          (4.6)
Unrecognized prior service cost                              1.1            1.0
Unrecognized net transition obligation                      (0.2)          (0.2)
-------------------------------------------------------------------------------------------
Net amount recognized                                      $ 2.3         $  1.1
===========================================================================================
Amounts recognized in the balance sheet consist of:
   Prepaid benefit cost                                    $ 3.7         $  2.4
   Accrued benefit liability                                (1.9)          (1.8)
   Intangible asset                                          0.5            0.5
Net amount recognized                                      $ 2.3         $  1.1


In millions                                               2001              2000
Assumptions as of December 31
Weighted average discount rate                            7.5%              7.5%
Long term rate of return on plan assets                   6.0%              6.0%
Expected rate of increase in future compensation levels   4.5%              4.5%

13-18

 In millions                                               2001              2000             1999
Components of net periodic benefit cost
Service cost                                               $ 1.3             $ 1.2             $1.8
Interest cost                                                2.1               2.0              1.9
Expected return on plan assets                              (2.0)             (1.8)            (2.0)
Amortization of:
   Transition asset                                          -                (0.1)            (0.1)
   Prior service cost                                        0.1               0.2              0.1
   (Gain) loss                                              (0.2)             (0.3)              -
-------------------------------------------------------------------------------------------------------------
Total                                                       (0.1)             (0.2)              -
-------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                                  $ 1.3             $ 1.2             $1.7
=============================================================================================================

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the defined benefit pension plan with accumulated benefit obligations in excess of plan assets were $2.1 million, $1.9 million and $0 respectively, as of December 31, 2001, and $2.3 million, $1.8 million and $0, respectively, as of December 31, 2000.

Stock Options
In August 1986, the Board of Directors of the Company adopted the 1986 Stock Option Plan, as amended, covering an aggregate 3 million shares of Argonaut Group, Inc. common stock. Under the Stock Option Plan, options to purchase shares of Argonaut Group, Inc. common stock may be granted to certain key employees. The options may be incentive stock options or nonqualified stock options. If incentive options are granted, the exercise price of the options will be the fair market value of the shares on the date that the option is granted. The exercise price of nonqualified stock options to be granted can be below the fair market value of the shares on the grant date.

In April 2000, the Board of Directors of the Company adopted the Non-Employee Director Stock Option Plan. The Non-Employee Director Plan provides for the issuance of options to purchase common stock to directors of the Company who are not employees. The Company may issue up to 150,000 shares of common stock upon exercise of options issued under the Non-Employee Director Plan. The options issued under the Non-Employee Director Plan are not "incentive stock options". All options will have an exercise price equal to the fair market value as of the date of grant.

To date all options granted under both plans have been at the fair market value of the shares on the date of grant, and as such, no compensation expense has been recognized as accounted for under APB Opinion No. 25. The options are nontransferable and are exercisable in installments.

In October, 1995, the FASB issued SFAS No. 123 Accounting for Stock Based Compensation. As permitted by SFAS No. 123, the Company will not change its method of accounting for stock options but has provided the additional required disclosures in the tables below.

At December 31, 2001, under the Stock Option Plan, 556,030 shares were available for future grant. The options are fully vested after 6 years and expire after 11 years.

At December 31, 2001, under the Non-Employee Director Plan, 108,000 shares were available for future grant. The options are fully vested after 1 year and expire after 10 years

13-19

A summary of the status of the Company's stock option plans at December 31, 2001, 2000 and 1999 is presented in the table below.
                                              2001                              2000                             1999


                                              Weighted-Average                  Weighted-Average                 Weighted-Average
                                 Shares       Exercise Price         Shares     Exercise Price        Shares     Exercise Price
                                 ----------   -----------------    ----------   -----------------    ----------  -----------------
                                 ----------   -----------------    ----------   -----------------    ----------  -----------------


Outstanding at beginning of year 1,423,990        $  23.89           853,390        $ 28.62           896,440        $ 28.87
Granted                            628,500           16.85           672,800          18.36           124,000          25.60
Exercised                             -                 -             -                   -           (41,600)         17.71
Canceled                          (242,040)          24.70                            26.93                            31.05
                                                                    (102,200)                        (125,450)
                                 ------------                      ----------                         ---------
Outstanding at end of year        1,810,450          21.34         1,423,990          23.89           853,390          28.62
Exercisable at end of year         694,605           26.68           634,503          28.56           428,800          27.36
Weighted-average fair
value    of options granted                          $2.20                            $1.86                            $2.71
during the year



The following table summarizes information about stock options outstanding at December 31, 2001.

                                      Options Outstanding                               Options Exercisable
                     ----------------    ------------------  ------------------      ---------------- --------------------
                         Number          Weighted-Average                              Number
    Range of         Outstanding at         Remaining        Weighted-Average        Exercisable       Weighted-Average
 Exercise Prices        12/31/01         Contractual Life    Exercise Price          at 12/31/01        Exercise Price

15.70 to 18.63       1,214,800                  10.02             $17.62                  151,825        $18.44
22.67 to 35.50         595,650                   4.49             $28.93                  542,780        $28.99
                     -------------                                                   ----------------
                     1,810,450                                                            694,605

Had compensation cost of both plans been determined in accordance with SFAS No.
123, net income (loss) per common share would have been reduced to the pro forma amounts shown in the following table:

                                          2001             2000               1999
Net income (in millions)
  As reported                          $ 2.9               $(83.3)            $(15.2)
  Pro forma                              2.6                (83.5)             (15.4)
Net income (loss) per  common share
  As reported (basic)                   $0.13              $(3.77)            $ (0.64)
  As reported (diluted)                  0.13               (3.77)              (0.64)
  Pro forma  (basic)                     0.12               (3.79)              (0.65)
  Pro forma (diluted)                    0.12               (3.79)              (0.65)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: risk-free rates of 4.78%, 4.82%, 5.06%, 4.94%, 4.87%, 4.67%, 4.71%, 4.57%, 3.66% and 4.40%
for options issued in 2001, 6.67%, 6.57%, 6.39%, 5.65%, 5.45%, and 5.32% for
options issued in 2000, 4.58% and 5.12% for options issued in 1999; expected dividend yields of 7.92%, 9.51% and 6.66%; expected lives of 6.21 in each year; and expected volatility of 29.40%, 25.57% and 20.45%.

Employee Savings Plans Substantially all employees of the Company are eligible to participate in employee savings plans. Under these plans, a percentage of an employee's pay may be contributed to various savings alternatives including, under one plan, investment in the Company's common stock. The plans call for the Company to match the employee's contribution under various formulae. Charges to income related to such Company matching were $ 0.6 million in 2001, $0.5 million in 2000, and $0.6 million in 1999.

13-20
13. Business Segments

The Company is primarily engaged in writing property and casualty insurance. The Company has classified its business into the following four segments: specialty excess and surplus lines, specialty commercial, specialty workers' compensation and managing general underwriters. Additionally, the Company no longer underwrites certain coverages and classifies the results as run-off for purposes of segment reporting. The Company considers many factors, including the nature of the segment's insurance products, production sources, distribution strategies and regulatory environment in determining how to aggregate operating segments.

In the fourth quarter of 2001, the Company implemented a new segment reporting structure following the acquisition of Front Royal. (see Note 17.) As a result of this restructuring, the previously reported `Other Lines' are now allocated to the respective business segment to which it pertains. All prior periods presented have been revised to reflect this reclassification.

The reporting segments follow the same accounting policies used for the Company's consolidated financial statements and described in the summary of significant accounting policies. The segments are evaluated based on their net pre-tax operating results. Net pre-tax operating income (loss) represents net earned premiums plus investment income less operating expenses for each segment, and excludes general corporate expenses and other income and expenses of a general nature. Identifiable assets by segment are those assets used in the operation of each segment. Identifiable assets are not assigned to run-off lines.

There are no major customers from whom the Company derives 10% or more of its revenue. The Company does not engage in foreign operations.

Information on the Company's business segments for the years ended December 31 were as follows.

                     Specialty
                     Excess &                  Specialty      Managing
                     Surplus      Specialty    Workers'       General     Run-off    Corporate
In millions          Lines       Commercial    Compensation   Underwriters   Lines   & Other     Total
2001

Net earned
 premium              $36.8        $54.5         $124.8         $5.8      $ -        $ -         $  221.9
Total expenses         34.6         56.3          181.5          6.4        -         10.5          289.3
Net underwriting
 income (loss)          2.2         (1.8)         (56.7)        (0.6)       -        (10.5)         (67.4)
Investment income       3.3          6.7           40.4          0.2        -          3.0           53.6
Net operating
 income (loss)         $5.5         $4.9         $(16.3)       $(0.4)      $-        $(7.5)      $  (13.8)
Gains (losses) on
 sale of investments  .......................................................................        17.1
Provision for
 income tax           .......................................................................         0.4
Net income (loss)     .......................................................................    $    2.9
Total identifiable
  assets             $304.3       $294.7       $1,201.9        $ -         $-        $62.3       $1,863.2

13-21

                     Specialty
                     Excess &                  Specialty      Managing
                     Surplus     Specialty     Workers'       General     Run-off    Corporate
In millions          Lines       Commercial    Compensation   Underwriters   Lines   & Other     Total
2000


Net earned
 premium              $ -          $29.8          $94.2         $0.6      $ -        $ -         $  124.6
Total expenses          -           42.0          278.7          0.9        11.9        5.6         339.1
Net underwriting
 income (loss)          -          (12.2)        (184.5)        (0.3)      (11.9)      (5.6)       (214.5)
Investment income       -            5.6           52.5          -          -           3.9          62.0
Net operating
 income (loss)         $-          $(6.6)       $(132.0)       $(0.3)     $(11.9)     $(1.7)     $ (152.5)
Gains (losses) on
 sale of investments     ...............................................................             23.3
Benefit for
 income tax              ...............................................................            (45.9)
Net income (loss)         ..............................................................         $  (83.3)
Total identifiable
   assets             $ -         $110.3       $1,398.6       $  -       $  -        $ 59.4      $1,568.3


                     Specialty
                     Excess &                  Specialty      Managing
                     Surplus     Specialty     Workers'        General    Run-off    Corporate
In millions          Lines       Commercial    Compensation   Underwriters   Lines   & Other     Total
1999

Net earned
 premium              $ -          $31.4       $   61.6       $  -        $ -        $ -         $   93.0
Total expenses          -           38.1          145.5          -          1.4        4.8          189.8
Net underwriting
 income (loss)          -           (6.7)         (83.9)         -         (1.4)      (4.8)         (96.8)
Investment income       -            6.0           58.1          -          -          4.4           68.5
Net operating
 income (loss)        $ -          $(0.7)      $  (25.8)      $  -        $(1.4)     $(0.4)      $  (28.3)
Gains (losses) on
 sale of investments     ...............................................................              2.8
Benefit for
 income tax              ...............................................................            (10.3)
Net income (loss)        ...............................................................            (15.2)
Total identifiable
   assets             $ -         $117.6       $1,464.8       $  -        $ -        $42.7       $1,625.1



14. Commitments and Contingencies

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

On August 30, 1996, the Los Angeles County Metropolitan Transportation Authority ("MTA") filed a civil action against Argonaut Insurance Company ("AIC") alleging breach of contract, breach of the covenant of good faith and fair dealing, and requesting ancillary relief in the form of an accounting, an injunction and restitution in connection with allegations regarding

13-22
failures to perform under certain contracts of insurance. The MTA contends that it has been damaged by an unspecified amount.

The Company has responded to the complaint, and brought certain counterclaims against the MTA, and possibly others, in connection with the facts underlying the lawsuit. The Company believes it has meritorious defenses, and intends to vigorously contest these claims. The trial judge for the MTA litigation has ordered that the first stage of this case to be tried before a three-judge panel instead of jury by agreement of the parties, although no trial date has been set. That trial will primarily consider a portion of AIC's counterclaim for sums it contends are due to it from the MTA. The Company is unable, with any degree of certainty, to comment upon the range of any potential loss, or whether such an outcome is probable or remote, in light of the limited discovery conducted in the case, and the preliminary investigation conducted thus far.

AIC has been sued in sixteen lawsuits brought on behalf of alleged classes of purchasers of retrospectively rated workers' compensation insurance, alleging that the defendants, including other compensation insurers, charged the purported class unlawful premiums. Plaintiffs have threatened to bring similar claims against AIC in several other states. AIC intends to vigorously defend these lawsuits and has been successful in having a number of them dismissed or stayed. Management is unable to determine the potential financial impact of these lawsuits at this time.

AIC is a defendant in a case entitled Diamond Woodworks vs. Argonaut Insurance Company, in the Superior Court of Orange County, California. The case arose out of AIC's alleged mishandling of a workers' compensation claim and alleged fraudulent acts towards the plaintiff. On June 19, 2000 the jury awarded approximately $700,000 in compensatory damages and $14 million in punitive damages against the Company, which verdict was subsequently confirmed by the Court. AIC filed post judgment motions and the judgment for punitive damages was reduced to $5.5 million.

AIC is pursuing an appeal of the adverse final judgment, and has posted a surety bond for the judgment pending appeal. The Company has recorded the $700,000 judgment for compensatory damages but has not recorded the $5.5 million judgment for punitive damages. Management is currently unable to estimate the amount (if any) of punitive damages that will be paid.

The insurance subsidiaries of the Company are parties to legal actions incidental to their business. Based on the advice of counsel, management of the Company believes that the resolution of these matters will not materially affect the Company's financial condition or results of operations.

Rockwood has entered into a fifteen-year capital lease agreement for its home office building with an affiliate of one of its former owners. Under the terms of this lease, Rockwood has the option to purchase the property at any time during the lease for a scheduled price equal to all of the remaining fixed payments discounted at 8.5%, including a required payment of $2.5 million at the end of the lease term. If Rockwood fails to exercise such option, the lessor may require Rockwood to purchase the property for $2.5 million at the conclusion of the lease. For financial reporting purposes, the lease has been recorded in other liabilities at its present value using a discount rate of 8.5%. The future minimum rental payments required under this lease are as follows.

             In millions                 Amount Due
              2002                        $   0.6
              2003                            0.7
              2004                            0.7
              2005                            0.7
              2006                            0.7
              Thereafter                      6.0
                                          ----------
                                          ----------
              Total                       $   9.4

The Company leases additional office space under lease agreements that expire at various intervals and are subject to renewal options at market rates prevailing at the time of renewal. At December 31, 2001, future minimum payments under non-cancelable operating leases are as follows.

13-23

              In millions                Amount Due
              2002                       $   5.6
              2003                           4.7
              2004                           3.5
              2005                           3.2
              2006                           1.9
              Thereafter                     4.8
                                         ---------
              Total                      $ 23.7
                                         =========


15. Run-off Lines

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

Reserves for Losses and Loss Adjustment Expenses

In millions                       2001             2000
------------------------------------------------------------------------------------------------------------------------------------
Run off lines:
  Reinsurance assumed            $  158.4          $192.1
   Other liability                   47.4            38.6
  Medical malpractice                18.6            26.0
------------------------------------------------------------------------------------------------------------------------------------
                                    224.4           256.7
Continuing lines                    923.4           674.0
------------------------------------------------------------------------------------------------------------------------------------
Total reserves                   $1,147.8          $930.7
------------------------------------------------------------------------------------------------------------------------------------

NET underwriting income (loss)

In millions                         2001            2000            1999
------------------------------------------------------------------------------------------------------------------------------------
Run off lines:
  Reinsurance assumed               $ 4.9         $  (8.3)         $ (1.3)
   Other liability                   (9.5)           (3.1)           (0.5)
   Medical malpractice                4.6            (0.5)            0.4
                                      -             (11.9)           (1.4)
Continuing lines                    (56.9)         (197.0)          (90.6)
------------------------------------------------------------------------------------------------------------------------------------
Underwriting loss                   (56.9)         (208.9)          (92.0)
------------------------------------------------------------------------------------------------------------------------------------
Corporate and other expenses        (10.5)           (5.6)           (4.8)
Total underwriting loss             $67.4)        $(214.5)         $(96.8)

13-24
16. Permitted Statutory Accounting Practices

The Company's insurance subsidiaries prepare their statutory financial statements in accordance with accounting practices prescribed or permitted by the insurance departments of the state in which they are domiciled. Effective January 1, 2001, the insurance subsidiaries were required to prepare their statutory based financial statements in accordance with the National Association of Insurance Commissioners' Accounting Practices and Procedures Manual - version effective January 1, 2001, ("NAIC SAP") subject to any deviations prescribed or permitted by the insurance department of their state of domicile. Statutory accounting changes adopted to conform to the provisions of NAIC SAP are reported as a cumulative effect to unassigned surplus in the period of the change. As a result of the changes in accounting principles adopted to conform to the provisions of NAIC SAP, the Company recorded an increase in unassigned surplus of $24.6 million, primarily attributable to the recording of a deferred tax asset.

Permitted statutory accounting practices encompass all accounting practices not so prescribed but which the appropriate regulatory agency has allowed in practice. The Company's insurance subsidiaries do not apply any permitted statutory accounting practices which individually or in the aggregate materially affect statutory surplus or risk-based capital.


17. Acquisition

On August 23, 2001, pursuant to an Agreement and Plan of Merger, and Assignment and Assumption Agreement (the "Agreement") dated May 7, 2001 and August 15, 2001 respectively, the Company acquired all of the outstanding stock of Front Royal. Front Royal operates specialty niche insurance underwriters with particular expertise in excess and surplus lines and workers' compensation for targeted types of businesses. Its principal subsidiaries are Colony Insurance Group, located in Richmond, Virginia; Rockwood Casualty Insurance Company, located in Rockwood, Pennsylvania; and The Redwoods Group, a managing general underwriter, headquartered in Morrisville, North Carolina. The Company paid $165 million in cash for all the issued and outstanding stock of Front Royal. Front Royal's operating results are included in the Company's consolidated statement of income from the date of acquisition. The acquisition of the Front Royal insurance companies will add significantly to Argonaut Group's growing specialty insurance franchise, adding products and underwriting capabilities in areas complementary to its traditional products.

The Front Royal acquisition was recorded under the purchase method of accounting and in accordance with SFAS No. 141 and 142, Business Combinations and Goodwill and Other Intangible Assets, respectively. The purchase price has been allocated to assets acquired and liabilities assumed based on fair market values at the date of acquisition. Allocation of the purchase price is subject to valuations and other studies which are not yet complete. Accordingly, the final allocation may be different from the amounts reflected herein. However, management of the Company does not believe such differences will have a material impact on the results of operations or shareholders' equity. The fair value of assets acquired and liabilities assumed is summarized as follows.

                           In millions
                           Fair value of assets acquired      $466.4
                           Goodwill                             75.0
                           Less liabilities assumed            376.4
                           Cash paid for acquisition           165.0
                           Less cash acquired                    2.1
                           Net cash paid                      $162.9

Included in liabilities assumed was debt of $26.3 milion, which was re-paid by the Company subsequent to acquisition.

The following pro forma consolidated data present operating results of the Company as if the acquisition of Front Royal had occurred January 1, 2001 and 2000, respectively. The pro forma results are not intended to be indicative of the consolidated results of operations that would have been reported if the acquisition had occurred at the dates indicated or of the consolidated results of future operations.

13-25

 Twelve Months Ended December 31,                           2001                      2000
In millions, except per share data                                  (unaudited)
         Revenue                                            $402.8                    $346.2
         Net income (loss)                                     1.2                     (61.9)
         Per share data
           Primary                                           $ 0.06                   $ (2.80)
           Fully diluted                                     $ 0.06                   $ (2.80)

13-26 Quarterly Financial Data -- Unaudited



The following table represents unaudited quarterly financial data for the years ended December 31, 2001 and 2000. In the opinion of management, all adjustments necessary to present fairly the results of operations for such periods have been made. Total revenues and net income include gains on the sale of investments.
The Company cannot anticipate when or if similar gains may occur in the future.
Since financial results rely heavily on estimates, caution should be used in drawing specific conclusions from quarterly consolidated results.

In millions except per share amounts     Three Months Ended
------------------------------------------------------------------------------------------------------------------------------------

                                     March 31      June 30      Sept. 30     Dec. 31

2001
Total revenues                       $ 45.4         $55.7        $ 72.4       $119.1
Underwriting loss                     (15.5)        (14.6)        (16.3)       (10.3)
Net income (loss)                       0.3           1.9           1.3         (0.6)
Net income (loss) per common share
  Basic*                                0.02          0.09          0.06        (0.03)
  Diluted*                              0.02          0.09          0.06        (0.03)

Comprehensive income (loss)           (15.5)          2.8         (10.9)         3.0


2000
Total revenues                       $ 52.8         $59.5        $ 50.5       $ 47.1
Underwriting loss                     (99.7)        (17.8)        (18.5)       (73.0)
Net income (loss)                     (49.0)          5.6          (0.9)       (39.0)
Net income (loss) per common share
  Basic*                               (2.17)         0.26         (0.04)       (1.78)
  Diluted*                             (2.17)         0.26         (0.04)       (1.78)

Comprehensive income (loss)           (63.9)         (8.7)         11.2        (19.1)

*Basic and diluted earnings per share are computed independently for each quarter and the full year based on the respective average number of common shares outstanding; therefore, the sum of the quarterly net income per share data may not equal the net income per share for the year



Common Stock Market Prices - unaudited


The following table shows the high, low, and closing prices during each quarter in the past two years.

Quarter Ended              March 31         June 30           Sept. 30          Dec. 31

2001

High                       21.25            20.19             20.10             19.81
Low                        13.50            14.50             13.46             14.85
Close                      15.88            20.10             16.39             19.57

2000

High                       20.50            20.13             18.00             21.25
Low                        16.88            16.50             14.44             16.38
Close                      20.06            17.13             17.50             21.00


13-27
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION

Overview

During 2001, Argonaut Group, Inc. ("Argonaut Group" or "The Company") focused on positioning itself as a national specialty underwriter, diversifying product lines and expanding geographically. For the year ended December 31, 2000, Argonaut Group's net earned premium was $124.6 million of which 80.5% was specialty workers' compensation. For the year ended December 31, 2001, Argonaut Group's net earned premium increased to $221.9 million of which specialty workers' compensation accounted for 56.3%. Pennsylvania is now the Company's largest premium volume state as opposed to California in 2000.

On August 23, 2001, pursuant to an Agreement and Plan of Merger and Assignment and Assumption Agreement dated May 7, 2001 and August 15, 2001 respectively, Argonaut Group acquired all of the outstanding stock of Front Royal, Inc. ("Front Royal"). Front Royal is a holding company for specialty insurance underwriters with particular expertise in excess and surplus lines and workers' compensation for targeted types of businesses. Its principal subsidiaries are Colony Insurance Group ("Colony") and Rockwood Insurance Group ("Rockwood"). Argonaut Group paid $165 million in cash for all the issued and outstanding stock of Front Royal. Operating results from the Front Royal subsidiaries are included in the consolidated statement of income from the date of acquisition.

Results of Operations

Consolidated net premiums written were $219.6 million, $163.9 million and $122.2 million for the years ended December 31, 2001, 2000 and 1999, respectively. The increase in 2001 was primarily the result of the addition of Colony and Rockwood, which contributed $59.1 million for the four months ended December 31, 2001. The increase in 2000 as compared to 1999 was primarily attributable to a change in accounting methodology relating to the recording of written premiums. See "Segment Results -Specialty Workers' Compensation" for further discussion.

Consolidated net earned premiums were $221.9 million for the year ended December 31, 2001, compared to net earned premiums of $124.6 million for the year ended December 31, 2000 and $93.0 million for the year ended December 31, 1999. Premiums earned by Colony and Rockwood totaled $57.2 million. Argonaut Insurance Company accounted for $30.6 million of the increase, primarily due to additional retrospective premiums in the current year as compared to 2000, combined with increased rates and new business. Argonaut Great Central Insurance Company ("Argonaut Great Central") accounted for $4.4 million of the increase in earned premiums in 2001 also related to rate increases and new business. The increase in earned premiums in 2000 as compared to 1999 is also attributable to increased rates and new business.

Consolidated net investment income was $53.6 million for the year ended December 31, 2001, compared to $62.0 million and $68.5 million for the same periods in 2000 and 1999, respectively. Colony and Rockwood contributed net investment income of $5.5 million from the date of acquisition on $371.0 million of invested assets. Net investment income decreased primarily due to lower yields and a decreased invested asset base resulting from claims payments on run-off lines of business.

Consolidated gains on the sale of investments were $17.1 million, $23.3 million and $2.8 million for the years ended December 31, 2001, 2000 and 1999, respectively. Current year gains were primarily attributable to the disposition of certain common stock holdings by Argonaut Insurance Company. The disposition of certain common stock holdings during 2001 and 2000 reduced the Company's exposure to the equity markets.

Consolidated losses and loss adjustment expenses were $189.7 million, $247.6 million and $121.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. Included in the 2001 total is $36.2 million in loss and loss adjustment expense for Colony and Rockwood. The year ended December 31, 2000 included $134.0 million of reserve strengthening for Argonaut Insurance Company related to California policies written prior to 2000. In the fourth quarter of 2001, Argonaut Insurance Company strengthened reserves by $7.0 million. See Segment Results - Specialty Workers' Compensation.

Consolidated underwriting expenses were $99.6 million, $91.5 million and $68.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. Included in the 2001 total was $17.7 million of expense for Colony and Rockwood. The decrease in underwriting expenses excluding Colony and Rockwood was driven by lower costs at Argonaut Insurance Company and Argonaut Great Central, described more fully below.

13-28
Consolidated pre-tax income for the year ended December 31, 2001 was $3.3 million, compared to pre-tax losses of $129.2 million and $25.5 million for the years ended December 31, 2000 and 1999, respectively. The pre-tax loss incurred in 2000 related to the $134.0 million of reserve strengthening noted previously. The pre-tax loss incurred in 1999 was primarily attributable to $31.7 million of reserve strengthening and a $20.0 million decrease in earned premium related to retrospectively rated policies.

Segment Results

Segment Identification. As a result of acquisition of the Front Royal subsidiaries, a new business segment reporting structure was implemented in the fourth quarter of 2001. The ongoing business segments are: specialty excess and surplus lines, specialty commercial, specialty workers' compensation and managing general underwriters. All prior periods presented have been reclassified to reflect the current segments.

Specialty Excess and Surplus Lines. Colony provides commercial property and casualty insurance on both an admitted and non-admitted basis, focusing primarily on excess and surplus lines, providing a market for insurance covering risks for which there is not a ready market from admitted carriers. Colony's insureds include restaurants, artisan contractors, day-care centers, manufacturers and other professionals. Colony's results are included in the financial statements since date of acquisition.

Net written premiums for the four months since acquisition were $39.8 million. Net earned premiums were $36.8 million. Premium rate increases and a shift of business from the admitted market to the excess and surplus lines market are driving higher growth opportunities for Colony.

Loss and loss adjustment expenses were $22.3 million for the four months since acquisition. Colony's loss ratios for the four and twelve months ended December 31, 2001 were 60.6% and 62.7%, respectively.

Underwriting expenses were $12.3 million, resulting in an expense ratio of 33.5% for the four months ended December 31, 2001, and for the year ended December 31, 2001, Colony's expense ratio was 34.2%. The underwriting gain for the four months ended December 31, 2001 was $2.2 million.

Specialty Commercial Lines. Argonaut Great Central and Rockwood provide specialty commercial insurance coverage. Argonaut Great Central specializes in commercial multi-peril, workers' compensation and umbrella insurance coverage for supermarkets, restaurants, religious institutions and laundry/dry cleaners. Rockwood provides commercial property and casualty insurance primarily in Pennsylvania and Maryland. Rockwood focuses on underwriting workers' compensation coverage, general liability and other property and casualty coverage for commercial and mining risks. Results of Rockwood are included from date of acquisition.

Net written premiums were $55.3 million for the year ended December 31, 2001, compared to net written premiums of $32.7 million and $31.2 million for the years ended December 31, 2000 and 1999, respectively. Since its acquisition, Rockwood contributed $19.3 million to the net written premiums in the current year. During 2001, Rockwood increased rates an average of 10% and new business increased 27%. Argonaut Great Central experienced growth in 2001 due to an average rate increase of 20.9% as well as new business.

Net earned premiums were $54.5 million, $29.8 million and $31.3 million for the years ended December 31, 2001, 2000 and 1999, respectively. Rockwood contributed net earned premiums of $20.4 million. Argonaut Great Central's earned premiums increased due to increased written premiums.

Loss and loss adjustment expenses were $40.3 million, $28.2 million and $27.0 million for the years ended December 31, 2001, 2000 and 1999, respectively. Rockwood accounted for $13.9 million of the loss and loss adjustment expenses recognized in the four months since its acquisition. Rockwood's loss ratios for the four months and twelve months ended December 31, 2001 were 68.2% and 65.2%, respectively. Argonaut Great Central's 2001 total losses decreased by $2.0 million compared to the prior year. Argonaut Great Central implemented more stringent underwriting standards in 2001 to reduce exposure, contributing to an improved loss ratio of 77.2% for 2001, compared to loss ratios of 94.6% in 2000 and 86.3% in 1999. An additional contributing factor for the decrease in the loss ratio for Argonaut Great Central for 2001 was a reduction in the number of catastrophe claims as compared to the year ended December 31, 2000.

13-29
Underwriting expenses were $16.1 million for the year ended December 31, 2001, compared to $13.7 million for the year ended December 31, 2000. Underwriting expenses were $11.1 million for the year ended December 31, 1999. For the four months since its acquisition, Rockwood incurred underwriting expenses of $5.4 million. Rockwood's expense ratio was 26.4% and 30.5% for the four and twelve months ended December 31, 2001, respectively. Excluding Rockwood, the decrease in underwriting expenses for Argonaut Great Central was primarily the result of effective management of variable expenses and fixed costs remained relatively constant, resulting in an improvement in the expense ratio in 2001 to 31.3%, compared to 46.0% in 2000 and 35.5% in 1999.

Net underwriting losses for Argonaut Great Central were $3.0 million, $12.2 million and $6.8 million for the years ended December 31, 2001, 2000 and 1999, respectively. Rockwood contributed a net underwriting gain of $1.2 million for the four months ended December 31, 2001, for a combined net underwriting loss for the specialty commercial segment of $1.8 million.

Specialty Workers' Compensation. Specialty workers' compensation is the primary line of insurance written by Argonaut Insurance Company. Argonaut Insurance Company generally targets companies whose workers' compensation needs will result in significant annual premiums (generally between $250,000 and $5 million). These classes of insurance require specific underwriting expertise and a commitment to enhance the safety of the workplace. Insureds partner with Argonaut Insurance Company to effectively manage losses. Argonaut Insurance Company is currently diversifying its book of business to include program business, which targets smaller employers. This initiative was implemented in 2001 and accounts for $10 million in written premium.

Net written premiums were $115.7 million, $129.8 million and $91.0 million for the year ended December 31, 2001, 2000 and 1999, respectively. A factor in the decrease in 2001 was two accounts totaling $15.8 million in written premium that were not renewed as new underwriting standards were implemented. The fluctuation in written premiums from 1999 to 2000 was attributable to a change in methodology for recognizing written premiums that was initiated in 2000. The new method changed the recording of written premiums from a billed basis, to recording a full year's written premiums at policy inception. This resulted in an increase of $29.7 million to written premiums, but had no impact on earned premiums.

Net earned premiums were $124.8 million, $94.2 million and $61.7 million for the year ended December 31, 2001, 2000 and 1999, respectively. The increase in 2001 was the result of rate initiatives implemented in 2000 and continued in 2001, coupled with additional premiums earned on retrospectively rated policies. For the year ended 2001, rate increases averaged 18% compared to 14% in 2000.

Loss and loss adjustment expenses decreased $80.8 million from $206.6 million for the year ended December 31, 2000, to $125.8 million for the year ended December 31, 2001. Loss and loss adjustment expenses for the year ended December 31, 1999 were $93.0 million. Loss and loss adjustment expenses reported in 2001 and 2000 included reserve strengthening of $7.0 million and $134 million, respectively. The reserve strengthening was attributable to California business written prior to 2000. The Company continues with its plans to reduce exposure to the California market (24% of business in 2001, compared to 29% in 2000) and has implemented more restrictive underwriting criteria. The loss ratio decreased to 100.8% in 2001, compared to 219.3% in 2000 and 150.7% in 1999. The events of September 11, 2001, resulted in the Company establishing a reserve of $5.0 million for anticipated losses. Although management continues to review its exposure to these events, management believes its estimates to be adequate.

Underwriting expenses for the year 2001 were $55.7 million compared to $72.2 million for 2000 and $52.5 million for 1999. Commissions, premiums taxes and assessments in 2000 included $3.8 million of expense related to the change in the methodology for recording of premiums previously discussed and a charge of $1.4 million for deferred acquisition costs written off. The remaining decrease was spread across outside services and compensation due to cost reducing initiatives implemented in the fourth quarter of 2000, resulting in an improved expense ratio of 44.6% in 2001, compared to 76.6% in 2000 and 85.1% in 1999.

The net underwriting loss improved to $56.7 million for the year ended December 31, 2001 as compared to $184.5 million and $83.9 million for the years ended December 31, 2000 and 1999, respectively.

Managing General Underwriters. Trident Insurance Services ("Trident") operates as the Company's managing general underwriter. Trident, through Argonaut Insurance Company and Argonaut Great Central, provides property and casualty insurance to municipalities with populations of less than 30,000, counties with populations less than 100,000 and special

13-30
purpose districts such as water districts. Trident commenced activity in 2000, and results for the year ended December 31, 2000 were not material.

Net written premiums were $8.8 million for the year ended December 31, 2001, compared to $1.4 million for the year ended December 31, 2000. Net premiums earned were $5.8 million verses $0.6 million, respectively, for the years ended December 31, 2001 and 2000. Loss and loss adjustment expenses were $6.2 million and $0.9 million for the years ended December 31, 2001 and 2000, respectively.

Underwriting expenses were $0.1 million for the year ended December 31, 2001, net of ceding commissions of $2.1 million.

Run-off Lines. The Company has discontinued active underwriting of certain lines of business. The Company is still obligated to pay losses incurred on these lines which include general liability and medical malpractice policies written in past years. The lines currently in run-off are characterized by long elapsed periods between the occurrence of a claim and any ultimate payment to resolve the claim. The Company utilizes a specialized staff dedicated to administer and settle these claims. In the fourth quarter of 2001, the Company increased its allowance for doubtful accounts related to reinsurance balances recoverable on these claims by $5.1 million. For the year ended December 31, 2001, net underwriting results were zero, compared to underwriting loss of $11.9 million and $1.4 million for the same periods ended 2000 and 1999, respectively.

Liquidity and Capital Resources

The Company's principal operating cash flow sources are premiums and investment income. The primary operating cash outflows are for claim payments and operating expenses.

For the year ended December 31, 2001, net cash used for operating activities was $37.4 million as compared with net cash used of $94.1 million and $64.8 million in 2000 and 1999, respectively. The cash flow used for operations in 2001 was primarily attributable to claims payments in run-off lines. The cash flow used for operations in 2000 and 1999 was the result of claims payments on run-off lines combined with payments on claims incurred on policies written in prior years.

The Company's insurance subsidiaries require liquidity and adequate capital to meet ongoing obligations to policyholders and claimants, and to cover operating expenses. During the three years ended December 31, 2001, the Company's liquidity generated from operations and investment income combined with invested assets were sufficient to meet obligations. Adequate levels of liquidity and surplus are maintained to manage the risks inherent with any differences between the duration of its liabilities and invested assets. The Company believes it maintains sufficient liquidity to pay claims and expenses, as well as unforeseen events such as reinsurer insolvencies, inadequate premium rates, or reserve deficiencies.

The Company maintains a comprehensive reinsurance program at levels management considers adequate to diversify risk and safeguard its financial position. Across all sectors, reinsurance rates have substantially increased. The additional reinsurance costs of the Company's program, to the extent not passed on to customers through increased rates, may have a negative impact on liquidity.

The terrorist attacks of September 11, 2001 and concerns over future terrorist activity have both curtailed the availability of reinsurance for terrorism related risks and increased the cost of obtaining such reinsurance where it is still available. The effect of this industry-wide phenomenon on Argonaut Group's insurance subsidiaries varies by line of business, but reinsurance coverage for terrorist acts involving nuclear, biological and chemical agents is no longer available or cost prohibitive in some instances, thus preventing ceding of these risks through reinsurance. Argonaut Group's insurance subsidiaries have reviewed their accounts for potential exposure to these risks as well as other risks in order to make appropriate decisions on policy exclusions, pricing and renewals, although laws in many states (and particularly those relating to workers' compensation insurance) place limits on the ability of insurers to effectively address these risks by contract.

In addition to its investment portfolio, the Company's subsidiaries own real property for use as home office facilities for Argonaut Insurance Company and Argonaut Great Central, as well as three commercial properties in California. These real properties are included in "Other Assets" valued at $5 million, which is their original cost less accumulated depreciation. The current fair market value of the three commercial properties is estimated at $88 million, based on appraisals completed in November 2001.

13-31
Various state insurance laws restrict the amount that may be transferred to the Company from its subsidiaries in the form of dividends without the prior approval of regulatory authorities. In addition, that portion of the Company's net equity which results from the difference between statutory insurance accounting practices and generally accepted accounting principals would not be available for dividends. During 2001, dividends of $34.1 million were paid to the Company by Argonaut Insurance Company. Argonaut Insurance Company is the immediate subsidiary of the Company and is regulated by the California Insurance Code. Under California Insurance regulations, Argonaut Insurance Company will be able to pay dividends up to $71.6 million in 2002 without additional regulatory approval. It is presently expected that dividends from subsidiaries will be the primary source of funds for liquidity, shareholder dividends and stock repurchases.

The quarterly dividend paid to shareholders for 2001 was $0.41 per common share for the first, second and third quarters of 2001, and $0.15 for the fourth quarter. The dividend reduction will afford capital to support current business, new internal and external growth opportunities and for expansion. During 2001, total cash dividends paid to shareholders were $1.38 per share. On February 5, 2002, the Board of Directors declared a quarterly common stock dividend of $0.15 per common share, payable March 5th to shareholders of record as of February 19, 2002.

During 2001, under the previously announced stock repurchase program, the Company purchased an additional 201,500 shares at an average price of $16.18 per share, bringing the total shares repurchased to 7,906,236 out of an aggregate authorization of ten million shares.

The insurance subsidiaries must maintain certain levels of policyholders' surplus to support premium writings. Guidelines of the National Association of Insurance Commissioners suggest that a property and casualty insurer's ratio of annual statutory net premium written to policyholders' surplus should not exceed 3-to-1. The ratio of combined annual statutory net premium written by the insurance subsidiaries to their combined policyholders' surplus was 1.23-to-1 as of December 31, 2001. Current levels of policyholders' surplus are adequate to support current and anticipated premium writings. Failure of any insurance subsidiary to maintain adequate levels of policyholders' surplus could negatively impact the ability to write additional premiums.

In addition, regulators and rating agencies utilize a risk-based capital test designed to measure the acceptable amounts of capital and surplus an insurer should have, based on specific inherent risks of each insurer. Insurers failing to meet this benchmark level may be subject to scrutiny by the insurer's domiciliary insurance department and potentially result in rehabilitation or liquidation. Based on current standards of the various states of domicile, the insurance subsidiaries' capital and surplus are in excess of minimum risk-based capital requirements.

Market Risk

The primary market risk exposures that result in an impact to the investment portfolio relates to equity price changes and interest rate changes. The Company does not hold any foreign currency risk or derivative instruments.

The Company holds a well diversified portfolio of investments in common stocks representing U.S. firms in industries and market segments ranging from small market capitalization stocks to the Standard & Poors 500 stocks. Equity price risk is managed primarily through the daily monitoring of funds committed to the various types of securities owned and by limiting the exposure in any one investment or type of investment. At December 31, 2001 the fair market value of the common stock portfolio was $326.3 million.

The Company's primary exposure to interest rate risk relates to its fixed maturity investments including redeemable preferred stock. Changes in market interest rates directly impact the market value of the fixed maturity securities and redeemable preferred stocks. Some fixed income securities have call or prepayment options. This subjects the Company to reinvestment risk as issuers may call their securities and Argonaut Group reinvests the proceeds at lower interest rates. The following interest rate sensitivity analysis measures the potential change in fair value for the fixed maturity investments and redeemable preferred stock resulting from changes in the rate of 100, 200, and 300 basis points as of December 31, 2001.

13-32
Interest Rate Sensitivity Analysis

                                                        Fair                          Yield
                                                        Value                          To
                                                      (Millions)                     Maturity
         -300bp                                       $871.0                         2.04%
         -200bp                                       $839.8                         3.01%
         -100bp                                       $811.1                         4.02%
         Base Case                                    $779.4                         5.02%
         +100bp                                       $745.0                         6.03%
         +200bp                                       $714.5                         7.03%
         +300bp                                       $686.9                         8.03%


Exposure to interest rate risks is managed by adhering to specific guidelines in connection with the investment portfolio. The Company primarily invests in high investment grade bonds ("AAA" rated U.S. treasury notes and government agencies and "A" or better for municipal bonds, corporate bonds and preferred stocks.) Less than 1.0% of the fixed income portfolio is invested in bonds rated lower than "BAA", with a 20-year maximum effective maturity. During the years ended December 31, 2001 and 2000, there was no permanent impairment to the Company's investment portfolio.

In addition to managing a portion of its fixed income portfolio internally, the Company also utilizes the service of two professional fixed income investment managers. The Company manages a majority of the common stock portfolio through an external investment manager.

Recent Accounting Pronouncements and Significant Accounting Policies

New Accounting Pronouncements

Statement of Financial Accounting Standards ("SFAS") No. 137, which amended the effective date of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued in June 1999. The Company adopted SFAS No. 133 on January 1, 2001. This statement established accounting and reporting standards requiring that all derivative instruments be recorded on the balance sheet as either an asset or a liability, measured at its fair value. The statement required that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met and such hedge accounting treatment is elected. Because the Company does not hold any derivatives as defined in SFAS No. 133, the adoption of SFAS No. 133 did not have an impact on its results of operations or financial position.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 required that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. SFAS No. 141 superseded APB Opinion No. 16, Business Combinations, and SFAS No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises and is effective for all business combinations initiated after June 30, 2001. SFAS No. 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS No. 142, companies are no longer permitted to amortize goodwill and other intangible assets with indefinite lives but will be required to subject these assets to periodic testing for impairment. SFAS No. 142 supersedes APB Opinion No. 17, Intangible Assets, effective for fiscal years beginning after December 15, 2001.

Effective July 1, 2001, the Company adopted the provisions of SFAS No. 141 and SFAS No. 142 applicable to business combinations completed after June 30, 2001. In accordance with these standards, goodwill acquired after June 30, 2001 was not amortized. Subsequent to the date of adoption, the Company has recorded goodwill of $75.0 million related to the acquisition of Front Royal.

As of January 1, 2002, the remaining provisions of SFAS No. 141 and SFAS No. 142 are effective for the Company. These remaining provisions describe the accounting for intangible assets and goodwill subsequent to initial recognition. Under the provisions of these standards intangible assets deemed to have indefinite lives and goodwill are no longer subject to amortization. All other intangible assets are to be amortized over their estimated useful lives. Intangible assets and goodwill

13-33
are subject to annual impairment testing using the specific guidance and criteria described in the standards. This testing compares carrying values to fair values and when appropriate, the carrying value of these assets will be reduced to fair value. The Company has not yet completed its evaluation.

In June 2001, the FASB issued SFAS No. 143, Accounting for Obligations Associated with the Retirement of Long-Lived Assets. SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, with early adoption permitted. The Company is currently evaluating the provisions of SFAS No. 143 but expects that the provisions of SFAS No. 143 will not have a material impact on its consolidated results of operations and financial position upon adoption.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No 144 establishes a single accounting model for the impairment or disposal of long-lived assets and new standards for reporting discontinued operations. SFAS No. 144 superseded SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of and APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The provisions of SFAS No. 144 are effective in fiscal years beginning after December 15, 2001 and, in general, are to be applied prospectively. The Company adopted the provisions of SFAS No. 144 effective January 1, 2002. The adoption of this standard by the Company did not have a material impact on its consolidated results of operations and financial position.

Significant Accounting Policies

Reserves for Losses and Loss Adjustment Expenses. The Company establishes reserves for the estimated total unpaid costs of losses and loss adjustment expense ("LAE"), which cover events that occurred in 2001 and prior. These reserves reflect the best estimates of the total cost of claims that have been reported, but not yet paid. The estimates include such variables as past loss experience, current claim trends and the prevailing social, economic and legal environments. Reserves are established for claims that have been incurred but have not been reported based on actuarial estimates. Management believes that the reserves established are adequate to cover the ultimate costs of losses and LAE. Final claim payments, however, may differ from the established reserves, particularly when these payments may not occur for several years. Any adjustments to reserves are reflected in the results for the year during which the adjustments are made.

The Company has received asbestos and environmental liability claims arising out of general liability coverage primarily written in the 1970's and into the mid 1980's. The Company has established a specialized claims unit that investigates and adjusts all asbestos and environmental claims. Beginning in 1986, standard liability policies contained an expressed exclusion for asbestos and environmental related damage except as noted below. In addition to the previously described general uncertainties encountered in estimating reserves, there are significant additional uncertainties in estimating the amount of the Company's potential losses from asbestos and environmental claims. Among the uncertainties impacting the estimation of such losses are: (1) potentially long waiting periods between exposure and emergence of any bodily injury or property damage; (2) difficulty in identifying sources of asbestos or environmental contamination; (3) difficulty in properly allocating responsibility and/or liability for asbestos or environmental damage; (4) changes in underlying laws and judicial interpretation of those laws; (5) potential for an asbestos or environmental claim to involve many insurance providers over many policy periods; (6) long reporting delays from insureds to insurance companies (7) historical data concerning asbestos and environmental losses, which is more limited than historical information on other types of claims; (8) questions concerning interpretation and application of insurance coverage; and (9) uncertainty regarding the number and identity of insureds with potential asbestos or environmental exposure. Management believes that these factors continue to render reserves for asbestos and environmental losses significantly less subject to traditional actuarial methods than are reserves on other types of losses. The Company currently underwrites environmental and pollution coverages on a limited number of policies and underground storage tanks. The Company establishes reserves to the extent that, in the judgment of management, the facts and prevailing law reflect an exposure for the Company or its ceding company not dissimilar to those results the industry has experienced with regard to asbestos and environmental related claims. Due to the uncertainties discussed above, the ultimate losses may vary materially from current loss reserves and could have a material adverse effect on the Company's future financial condition, results of operations and cash flows.

13-34
Through its subsidiary, Rockwood, the Company has exposure to losses due to black lung disease. Those diagnosed with black lung disease are eligible to receive compensation and benefits from various federal and state programs, as well as through workers' compensation. These programs are continually being reviewed by the governing bodies and may be revised without notice in such a way as to increase the level of the Company's exposure. Reserves for losses are maintained for these exposures and, in management's opinion, adequately cover the Company's risk.

Forward Looking Statements

This Annual Report contains "forward looking statements", including but not limited to, those in Management's Discussion and Analysis section relating liquidity and capital resources, significant accounting policies, the discussion of asbestos and environmental liability claims, the notes to the consolidated financial statements, and other sections herein, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on the Company's current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that actual developments will be those anticipated by the Company. Actual results may differ materially from those projected as a result of significant risks and uncertainties, including non-receipt of the expected payments, changes in interest rates, effect of the performance of financial markets on investment income and fair values of investments, development of claims and the effect on loss reserves, accuracy in projecting loss reserves, the impact of competition and pricing environments, changes in the demand for the Company's products, the effect of general economic conditions, adverse state and federal legislation and regulations, developments relating to existing agreements, heightened competition, changes in pricing environments, and changes in asset valuations. For a more detailed discussion of risks and uncertainties, see the Company's public filings made with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward looking statements.